05013314

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME América Tekcom SA de CV

*CURRENT ADDRESS Avenida Insurgentes Sur No. 3500
Colonia Pena Pobre
CP 14060
Mexico, D.F.

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 2 0 2005
THOMSON
FINANCIAL

FILE NO. 82- 34636 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: EB

DAT : 12/16/05

82-34636

RECEIVED
2005 NOV 28 A 10:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-31-03

**AMÉRICA TELECOM, S.A. DE C.V.**

**INSURGENTES SUR # 3500, COL. PEÑA POBRE**
**MEXICO, D.F., C.P. 14060**

**ANNUAL REPORT FILED PURSUANT TO THE GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER STOCK MARKET PARTICIPANTS FOR THE YEAR ENDING ON DECEMBER 31, 2003**

**Ticker: "AMTEL"**

**Series-A1 Shares, common, registered, without par value**
**Corresponding to the fixed minimum capital not entitled to withdrawal that are outstanding to December 31, 2003:**

**3,639,338,499 Series-A1 Shares**

## SECTION 1: INFORMATION ABOUT AMÉRICA TELECOM, S.A. DE C.V.

I) GENERAL INFORMATION

*a) Glossary of Terms and Definitions.*

| | |
|---|---|
| ADS | American Depositary Shares |
| "América Telecom", "AMTEL" or the "Company" | América Telecom, S.A. de C.V. |
| AMX or América Móvil | América Móvil, S.A. de C.V. and subsidiaries |
| Bital | Banco Internacional S. A., Institución de Banca Múltiple, Grupo Financiero Bital. (Full-Service Bank) |
| BMV | Mexican Stock Exchnage |
| "CGT" or "Telecom" | Carso Global Telecom, S.A. de C.V. |
| CNBV | National Banking and Securities Commission. |
| Provisions | General Provision applicable to securities issuers and other participants in the stock market, published in the Federal Official Gazette on March 19, 2003. |
| Dollars | Legal tender of the U.S. |
| EBITDA | Earnings Before Interest, Taxes, Depreciation and Amortization. Also known as operating flow. |
| GCarso | Grupo Carso S.A. de C.V. |
| GFInbursa | Grupo Financiero Inbursa, S.A. de C.V. |
| GT2000 | GT2000, S.A. de C.V. |
| IMCP | Mexican Institute of Public Accountants |
| IMPAC | Asset Tax |
| Inbursa | Banco Inbursa S. A., Institución de Banca Múltiple, Grupo Financiero Inbursa. (Full-Service Bank) |
| Indeval | S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (Securities Deposit) |
| INPC | National Consumer Price Index |
| ISR | Income Tax |
| LGSM | General Corporation and Partnership Law |
| LIBOR | *London Interbank Offer Rate.* |

| | |
|---|---|
| LMV | Securities Exchange Law. |
| Mancera | Mancera, S.C., member of Ernst & Young Global |
| México | United Mexican States |
| PCGA | Generally Accepted Accounting Principles in Mexico |
| Pesos | Legal currency of Mexico (MXP) |
| PIB | Gross Domestic Product. |
| RNV | National Share Registry. |
| SBC | SBC Communications, Inc. |
| SBCI | SBC International, Inc. |
| Telecom LLC | Global Telecom LLC. |
| Telcel | Radiomóvil Dipsa, S.A. de C.V. |
| "Telmex" or "TMX" | Teléfonos de México, S.A. de C.V. |

[Space left blank intentionally]

*b) Executive Summary*

The Company was incorporated on December 5, 2001 as the result of the spin-off from Telecom as agreed at Telecom's general extraordinary shareholders' meeting on November 30, 2001, for the purpose of separating, within the Company, ownership of shares of América Móvil, whose main activity concerns the wireless-telephone industry and various international investments.

The Company was incorporated with a net worth of $14,947,357,407 MXP, out of which $963,486,951.14 MXP correspond to its capital stock (figures set at the historical value).

The Company directly owns all the shares representing the capital stock of América Móvil that had been owned by Telecom. Also as a result of the spin-off, the Company was given various assets, which include: (i) the rights and obligations derived from the agreement dated March 13, 2001 between Telecom and SBCI regarding its investment in América Móvil; (ii) the rights generated from the Irrevocable Trust Agreement entered into Bital, as the Settlor; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Trustee Department as Trustee; and SBCI, as Beneficiary; (iii) the rights and obligations generated under the Service Rendering Agreement entered into by and between América Móvil and Telecom; (iv) all the shares that were owned by Telecom, which represented the capital stock of Corporativo Empresarial de Comunicaciones, S.A. de C.V., and (v) the debt certificates ("Notes") issued by Telecom Américas Investments Ltd. and guaranteed by Bell Canada International Inc., which are owned by Telecom and that have a par value of approximately $92.7 million USD. As of December 31, 2003, accounts receivable from these debt certificates total $30.9 million dollars.

In March 2004, said amount was collected, and the acknowledged interests were eliminated under the consolidation.

Once the spin-off from Telecom, as the corporation spun off from, was authorized, the Company's main investment was concentrated primarily in América Móvil, representing approximately 99% of its assets.

In May 2002, pursuant to the provisions set forth by the shareholders' meeting whereat the spin-off was agreed, the instruments that had been issued by the Company were delivered. Telecom shareholders received one share of the Company's paid-in capital stock for each share representative of Telecom's capital stock upon presentation and submission, in exchange, of the outstanding titles to which they were shareholders. Said shares were deposited with the Indeval, this right was exercised pursuant to applicable legal and administrative provisions.

The foregoing concluded the spin-off process consisting of the total separation of the shares issued by América Móvil, of which Telecom was the holding company. The Company's shares have been listed independently on the BMV since May 2, 2002.

As of December 31, 2003, there were 3,639.3 billion entirely subscribed and paid-in outstanding shares representing the Company's capital stock. The share price at the close of 2003 in the securities market was $14.51 Mexican pesos per share, reporting a maximum price in December of $14.51 per share and minimum price in January of $6.19 per share.

The Company is a pure shareholder; therefore, the Company has no employees, and administrative services are provided by an affiliate company. As of December 31, 2003, 64.90% of América Móvil shares with the right to vote were directly or indirectly owned by the Company. Practically all of the Company's operations are carried out by its subsidiary, América Móvil. América Móvil was incorporated in September, 2000 as part of the spin-off from Telmex, the largest local and long-distance telephone concession holder in Mexico. América Móvil was established as a company independent from Telmex.

The following table shows the price variations for the Company's shares, as well as the amount of the price and trading index, as if these were comparable indexes. The first amount corresponds to the price at the close of the fiscal year ending on December 31, 2002, equivalent to 100. At the close of the fiscal year ending on December 31, 2003, the price per share of the Company had decreased by 6.55% more than the value of the price and trading index.



Performance of Shares
(Dec02 =
250
230
210
190
170
150
130
110
90
70
Dec 02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
IPyC
AMTEL A1


The following selected consolidated financial information is partially based upon the financial statements prepared by the Company and audited by Mancera. The selected financial information must be read together with the audited financial statements to December 31, 2003.

[Space left blank intentionally]

**AMERICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES**
Selected Financial Information
*Thousands of Constant MXP to December 2003*
(Except for the share average)

| Description | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net Sales | 85,940,972 | 59,748,342 | 45,461,778 |
| Operational Profit | 17,853,262 | 13,111,205 | 6,675,122 |
| Majority Net Profit | 4,885,463 | 1,549,339 | (173,926) |
| Profit per Share | 1.324 | 0.413 | (0.022) |
| Investments in Fixed Assets | 22,353,512 | 25,487,845 | 12,165,323 |
| Depreciation and Amortization of the Fiscal Year | 14,140,501 | 8,624,161 | 4,920,721 |
| Total Assets | 152,384,486 | 117,765,773 | 102,667,379 |
| Total Long Term Liabilities | 49,865,252 | 42,009,057 | 23,548,813 |
| Consolidated Net Worth | 61,583,708 | 46,459,470 | 57,839,904 |

| Data | | | |
|---|---|---|---|
| Tax Years' Net Earnings | 4,885,463 | 1,549,339 | (173,926) |
| Share Average (millions of shares) | 3,690 | 3,752 | 3,765.8 |
| Basic Profit per Shares | 1.324 | 0.413 | (0.022) |
| Total Investments in Fixed Assets | 22,353,512 | 25,487,845 | 12,165,323 |

*c) Risk Factors*

The Company and its subsidiaries may be exposed to structural changes due to economic and financial adjustments that occur in the national and international market.

Below are the risk factors that the Company believes could have a major impact on its operation earnings. These should be taken into consideration by the investing public.

The risks and uncertainties described in this report are not the only ones faced by the Company; nevertheless, this report aims at describing the most important risks. There may be other risks that affect its operations and activities.

The risks set forth below shall be considered together with América Móvil's risk factors, which are described later herein.

**Risks Related to the Company's Strategy**

In line with América Telecom's business strategy, its main assets are shares of América Móvil. The value of the shares of América Telecom is correlated to the price of América Móvil's shares. América

Móvil is exposed to various risk factors that are included in Section 2 of this report, which corresponds to the specific information concerning said company.

**Risks Related to the Issuer's Debt**

América Telecom implements financing operations whereby it uses América Móvil shares as a guaranty. If the price of América Móvil's shares in the securities markets decreases below the pre-established parameters set forth in the conditions to said financing schedules, the Company is obligated to contribute more cash resources as a supplemental guaranty.

The financial cost of América Telecom's non-consolidated debt is served with flows from the dividends decreed by América Móvil, its principal subsidiary, and by the revenue it receives from such for technical and financial support. If América Móvil's financial situation deteriorates to the extent that it is no longer able to pay dividends, the Company could face liquidity problems and put compliance with its financial obligations at risk.

Approximately 92.7% of América Telecom's non-consolidated debt as of the close of 2003 was in foreign currency, of which 68.7% is long-term debt. The Company's non-consolidated flows are in pesos; therefore, a significant variation in the exchange rate could affect the Company's capacity to pay.

**Risks Related to Majority Shareholders and the Capital Structure.**

As of December 31, 2003, approximately 64.90% of América Movil's shares with the right to vote were directly or indirectly owned by the Company, whose principal shareholders are Carlos Slim Helú and members of his immediate family, and who may designate the majority of the members of the board of directors and affect the result of the other actions that require shareholders' votes.

**Risk from Being a Shareholder.**

The Company's shares are represented substantially by its subsidiaries' shares, which could be a risk factor for the Company.

**Transactions with Affiliate Companies that Create Potential Conflicts of Interest**

The Company carries out financial as well as business operations with some affiliates, with Telmex, GFInbursa and its subsidiaries, and GCarso, as part of its ordinary course of business and in accordance with market conditions. Operations with affiliate companies could generate potential conflicts of interest. *(See: Administration – and – Operations with Related Parties and Conflicts of Interest s- in Section 2, Number 4, Item b) of these presents).*

**Governmental Regulation Could Adversely Affect the Company's Activities.**

Given that the Company is a shareholder and all its operations are carried out by its subsidiaries, principally América Móvil, and given that América Móvil's operations are subject to considerable governmental regulation, the Company's operations could be adversely affected by legislative reforms and changes in regulatory policies. Agreements concerning the concession, construction, operation, sale, resale and interconnection of wireless-telecommunications services in Latin America and other countries are regulated to different extents by governmental authorities. Any governmental authority with jurisdiction over América Móvil's companies could adopt new provisions or modify provisions presently in effect, which could adversely affect América Móvil. In particular, regulation of the rates that operators can charge for their services could significantly and adversely affect América Móvil as it would reduce its profit margins. In Mexico, Telcel's operations are subject to considerable governmental regulation, principally by COFETEL, the Federal Antitrust Commission and the Federal Consumer Protection Agency, and could be adversely affected by legislative reforms or measures adopted by the government.

The Department of Communications and Transportation is authorized to impose specific conditions upon rates and other aspects with respect to any operator that the Federal Anti-Trust Commission deems to exercise substantial power in the relevant market. Even though there has been no resolution of this nature with respect to the wireless market in Mexico, neither América Móvil nor the Company can guarantee that, in the future, the regulatory authorities will not adopt any resolution of this sort with respect to rates or other conditions, such as the establishment of additional requirements concerning the divulging of information and service quality. Any new provisions of this nature could have a significant effect on América Móvil's activities and, indirectly, on those of the Company.

Many Latin American countries have already deregulated and privatized communication services, including wireless services, and many laws, regulations and instruments that govern América Móvil's operations in Argentina, Brazil, Colombia, El Salvador, Guatemala, Honduras and Nicaragua were made known or became effective recently; therefore, there are few precedents that allow América Móvil to predict the impact of these provisions on future operations. Said restrictions, which could consist in the establishment of preferences with respect to the title to concessions and in telecommunications shares remaining in the hands of national investors and not foreign investors, or in the hands of the government and not the private sector, could result in the impossibility for América Móvil or its subsidiaries to continue developing operations. These restrictions could result in lost earnings and investments in assts that could adversely affect América Móvil's operating earnings and, consequently, those of the Company. To date, there are certain restrictions; which in general terms consists of limits to the maximum share ownership percentages that América Móvil may keep in its coinvestments in other countries (*See: - Risk Factors for América Móvil – and – Legal System – in Section 2 of these presents*).

**Volatility in Share Price**

The Company's shares are subject to volatility. Volatility of the price of shares of AMTEL, as the holding company, is related to the volatility of América Móvil's shares.

*d) Other Securities*

In May 2002, América Telecom registered the shares representing its capital stock in the Securities Section of the RNV for trading on the BMV.

In addition, América Telecom has the following securities registered with the RNV:

*Commercial Paper.*

The Company has two lines of commercial paper, one totaling $2,000 million Mexican pesos, which was authorized by the CNBV on August 28, 2003 and its maturity date was August 23, 2004. Said paper was placed with the support of Inversora Bursátil as the placement broker. At the end of May of said year, the aforementioned line totaling $1,450 million Mexican pesos with a effective term between May 23 and June 28, 2004. The rest is intended to be used before its maturity date.

In addition, the Company has a second line of commercial paper totaling $2,500 million pesos, which was authorized by the CNBV on April 21, 2004 and whose maturity date is April 15, 2005. Said paper was placed with the support of Inversora Bursátil S. A. de C. V. Casa de Bolsa, Grupo Financiero Inbursa. As of the end of May of said year, said line had not been employed.

The following table shows the details concerning said lines of commercial paper:

| GENERAL LIST OF EFFECTIVE LINES OF COMMERCIAL PAPER | | | | | |
|---|---|---|---|---|---|
| **Issuer** | **Official Communiqué** | **Authorized Amount** | **Ticker** | **Authorization** | **Maturity** |
| AmericaTelecom, S.A. De C.V. | DGE-498-4298 | 2,000,000,000 | Amtel | 28-Aug-03 | 23-Aug-04 |
| AmericaTelecom, S.A. De C.V. | DGE-265-265 | 2,500,000,000 | Amtel | 21-Apr-03 | 15-Apr-05 |

The Company has submitted, both to the CNBV and the BMV, the corresponding quarterly and annual information pursuant to the LMV and the Provisions, such as the annual information related to the annual ordinary shareholders' meeting, which includes the board of directors' report to the shareholders' meeting, the statutory auditor's report as set forth in Article 166 of the LGSM, the financial statements drawn up by Mancera and other applicable information. The financial information reported quarterly is accumulated and is accompanied by the information corresponding to the same period the year prior.

Likewise, the Company has submitted, in full and on time, since the time of its incorporation to date, the reports that applicable Mexican and foreign regulations require of it with respect to significant events and periodic information.

*e) Significant Changes to the Rights or Shares Inscribed in the RNV*

On May 2, 2002, pursuant to the resolution provisions of the shareholders' meeting whereat the spin-off from Telecom was resolved, the share certificates issued by the Company were distributed. Since that date, the Company's shares began to be traded in the BMV. Telecom's shareholders received one paid-in share of capital stock in the Company for each share comprising Telecom's capital stock to which they held title. Said swap was effected once they submitted their outstanding certificates to be exchanged. As of said date, the Company became a new issuer on the BMV, under the ticker symbol "AMTEL Serie A1".

Since the Company's shares were handed to the shareholders, the rights beholden to shareholders of the shares inscribed in the RNV have not experienced significant changes.

*f) Public Documents*

The Company's annual report a to December 31, 2003 was submitted pursuant to the applicable legal of said date to the BMV and the CNBV. It is available for investors on the BMV's webpage (www.bmv.com.mx).

Likewise, investor who so wished may request a copy of this report at the Company's Investor Relations Department with:

Mr. Jorge Serrano Esponda
Telephone: 5625-4900 ext. 1460
E-mail: jserranoe@inbursa.com

[SPACE LEFT BLANK INTENTIONALLY]

## 2) THE COMPANY

### *a) Issuer's Background and Development*

*Name*

The Company is a variable capital business corporation duly incorporated under the laws of Mexico and denominated as América Telecom, S.A. de C.V.

*Incorporation*

T he Company was incorporated as a variable capital business corporation as certified by public deed 108,937 dated December 5, 2001, under the hand and seal of Notary Public No. 129 in and for the Federal District, Mr. Ignacio Soto Borja y Anda. Said instrument is duly recorded in the Public Commercial Registry of the Federal District under Commercial Folio 282,297 dated Decemeber 13, 2001. The duration of the company is ninety-nine years as of December 2001.

*Address and Telephone Numbers*

The Company's main offices are located at Avenida Insurgentes Sur No. 3500, planta baja, Colonia Peña Pobre, C.P. 14060, México, D.F. The Company's telephone number is 5244-08-02.

*History and Description of Recent Events*

On June 5, 2001, Telecom announced that it would begin the process to spin-off the entirety of the shares issued by América Móvil, owned by Telecom, to create a new financial entity to own the shares.

The spin-off was subject to the approval of Telecom's shareholders assembly, as well as the corresponding authorities. Telecom's board of directors deemed that América Móvil's business faced regulatory issues and its activities were very different from Telmex. Furthermore, it would seek greater flexibility in Telecom's corporate structure.

By virtue of the foregoing, Telecom's general extraordinary shareholders' meeting held on November 30, 2001, approved the spin-off, to incorporate a new Mexican corporation named América Telecom, S.A. de C.V. As a result of the spin-off from Telecom, a Company was incorporated to become titleholder of the shares of América Móvil, even those that were owned by Telecom. The purpose of the spin-off was to improve the capacity of both América Telecom and Telecom in order to face the future challenges and opportunities in their respective sectors. Thus, as of December 2001, the Company's main investment became shares representative of América Móvil's capital stock and was complemented with other minor investments, while Telecom's main investment consisted of shares representing Telmex' capital stock.

The establishment of two different public companies via the spin-off has been beneficial for both the Company and Telecom, since the administration and corporate strategies focus more specifically on the circumstances specific to each business, and each company can adopt a financial strategy than reflects its particular risks and potential yields.

For a more detailed explanation of the spin-off from Telecom and the incorporation of the Company, it is recommended that the information leaflet required by Article 14 Bis 1 of the LMV. This is available on BMV's website, <u>www.bmv.com.mx</u>.

*Precedents of the Company's Subsidiaries and Associate Companies*

On June 24, 1996, with the incorporation of Telecom, all Telmex shares owned by GCarso were transferred to Telecom as were the options equally acquired by GCarso.

In September 2000, Telmex announced it would spin off the cellular-telephone business and the majority of its international investments, mainly in the United States and Central America to create the new company of América Móvil. The purpose of the spin-off, approved by Telmex' board of directors, was to create two companies with different administrations, each focused on its business to quickly and efficiently capitalize on the challenges and opportunities that could arise in their respective markets. Telmex shareholders received an equal number of América Móvil's shares.

In November 2000, the spin-off from Telmex became effective. Once the registration processes for América Móvil were approved by Mexican and foreign authorities, its series-L, series-A shares and ADS were listed on the Mexican Stock Market, the New York Stock Exchange and the Madrid Stock Exchange in the first quarter of 2001.

América Móvil became the largest wireless provider in Latin America and one of the ten largest wireless providers in the world. América Móvil is comprised of the cellular-telephone business in Mexico and the majority of the international investments made by Telmex in the last years. 2003 was an important year for the Company's growth given strategic investments that allowed it to significantly expand its cellular-telephone user market in Latin America.

This year, América Móvil made important investments in Latin America, entering diverse markets or significantly strengthening its earlier presence therein. Among the most important investments figure operations effected in Colombia (Celcaribe), Brazil (BSE and BCP), El Salvador _(CTE), Argentina (CTI) and Nicaragua (ENTEL), among others. *(For more information regarding América Móvil's recent investments, see Section 2 of this Report).*

*Principal Investments*

The number of América Móvil's shares and the equity interest regarding the total number of shares from each series that the Company owned from May 31, 2004 to December 31,2003 and to December 31, 2002 respectively, are set forth in the following.

| | Number of Shares (thousands) | | | % of Equity Interest | | |
|---|---|---|---|---|---|---|
| Series | May-31-04 | 2003 | 2002 | May-31-04 | 2003 | 2002 |
| AA | 2,529,151 | 2,500,00[illegible] | 2,500,00[illegible] | 69.[illegible] | 68.[illegible] | [illegible] |
| A | 48,139 | 48,139 | 48,139 | [illegible] | [illegible] | [illegible] |
| L | 2,201,668 | 2,101,86[illegible] | 1,692,80[illegible] | 24.[illegible] | 23.5[illegible] | [illegible] |

In 2003, the Company acquired 409 million series-L shares of América Móvil, which cost a total of $135 million pesos.

In addition, as of May 31, 2004, the Company has purchased 99.8 million series-L shares and 29.1 million series-AA shares of América Móvil which represented a total cost of $2,544 million pesos.

*b) Description of the Business*

América Telecom's principal strategy consists of maintaining share participation in América Móvil and in identifying opportunities and seeking development thereof in the wireless-telecommunications sector, primarily in Mexico, Latin America and the Hispanic community of the United States.

The Company arose from a spin-off from Telecom on November 30, 2001 for the purpose of separating activities related to the wireless-telephone sector and other international businesses, which are presently concentrated in América Móvil.

i) Principal Activity

The Company is a pure holding company of shares from other companies, principally América Móvil, mainly América Movil. The primary operations are carried out by its subsidiaries and consist of providing telecommunications services at the national and international level to residential and business clients that pursue a wide range of activities.

As of December 31, 2003, the shares issued by América Móvil, property of the Company, represented 99% of its total assets. América Móvil is the largest wireless-communication service provider in Latin America and one of the ten largest in the world, with more than 43.7 million cellular subscribers in 7 countries at the end of 2003. By means of its subsidiary Telcel, América Móvil offers cellular-telecommunication services in the 9 regions into which the territory of Mexico is divided by means of a network that covers approximately 35% of said territory, including the main cities, and reaches approximately 81% of the national population. As of December 31, 2003, Telcel had 23.4 million subscribers.

In addition, América Móvil participates in the telecommunications industries in Brazil, Guatemala, Colombia, Ecuador, United States, Argentina, and Nicaragua. *(See: Information About América Móvil in Section 2 of these presents).*

ii) Distribution Channels

As mentioned, The Company is a pure shareholder; therefore, it does not carry out operation activities directly. Its operations are carried out by its subsidiaries, mainly América Móvil. *(See: Information About América Móvil in Section 2 of these presents).)*

iii) Patents, Trademarks, Licenses and Other Agreements

The Company directly does not own patents, licenses or trademarks. However, América Móvil has various patents, licenses and trademarks registered. *(See: Information About América Móvil in Section 2 of these presents).*

iv) Principal Clients

The company does not have direct clients. Its clients are found at its subsidiaries' level, mainly América Móvil. *(See: Information About América Móvil in Section 2 of these presents).*

**v) Applicable Legislation and Taxes**

The Company is subject to compliance with the laws, regulations and provisions applicable to any variable-capital corporation, such as the Commercial Code, the LGSM, the LMV and all tax provisions.

Governmental regulation could harm our international businesses, which are subject to a wide range of governmental regulation that could adversely affect them upon changes in laws, regulations or regulatory policies. Any authority with jurisdiction over our businesses can adopt or change regulations or take actions that could adversely affect us.

América Móvil is subject to certain provisions in the General Communication Routes Law, the Federal Telecommunications Law and various concessions granted to Telcel. *(See: Legal System in Section 2 of these presents).*

In addition, the Company, in its ordinary course of business, may become subject to anti-trust provisions, with the Federal Anti-Trust Law and the Regulation thereof being applicable.

vi) Human Resources

Given that the Company is a pure holding company, it does not have employees. However, its subsidiaries have approximately 24,860 employees, of whom 83% are executive or management employees. Seventeen percent of all personnel are unionized. The Company has no direct relation with any union whatsoever; relations with unions take place at the subsidiary level, particularly by means of América Móvil.

vii) Environmental Measures

Because the Company is solely a holding company whose only assets are comprised of shares in other corporations, the Company does not have an environmental policy, not does it have environmental certificates or acknowledgements.

viii) Market Information

The Company is a pure holding company whose primary investment is directed at the telecommunications sector. In 2003, América Telecom and its subsidiaries maintained their leadership position in the domestic market and an important presence in various Latin American countries, being top level participants in the telecommunications industry.

With respect to its competition given its indirect participation in the telecommunications sector, there are groups that have been formed and that are channeling investments into the said sector, both nationally and internationally.

The Company believes its leadership in the national economy, its experience in the telecommunications sector and the capacity of its administration give it strength for developing the business in Mexico and Latin America. Nevertheless, there are other groups that compete or that are disposed to compete in the same markets in which América Telecom participates. *(See: Information About América Móvil in Section 2 of these presents)*

ix) Corporate Structure

América Telecom is not part of a group and is a shareholding company, principally of América Móvil, a company in which, as of the close of 2003, it held 36.2% of the total shares and 64.90% of the shares with the right to vote. The Company has business relationships with subsidiaries, mainly offering them technical and financial support, for which it receives income.

América Telecom, by means of its subsidiary América Móvil, has investments in subsidiary and associated companies in the telecommunications sector in Mexico, Guatemala, Ecuador, Brazil, Argentina, Colombia, Nicaragua and the United States.

The following table lists América Móvil's main subsidiaries as of May 31, 2004:

| Name of the Company | Jurisdiction of Incorporation | 2003 | 2002 |
|---|---|---|---|
| **Subsidiarias: (1)** | | | |
| **América Móvil, S.A. de C.V.** | México | **36.2%** | 32.8% |
| **Sercotel, S.A. de C.V.** | México | **100.0** | 100.0 |
| **Radiomóvil Dipsa, S.A. de C.V.** | México | **100.0** | 100.0 |
| **TracFone Wireless, Inc.** | USA | **98.2** | 97.8 |
| **Telecom Américas, Ltd:** | Bermuda | **97.5** | 96.5 |
| ATL-Algar Telecom Leste, S.A. | Brasil | **97.5** | 96.5 |
| Americel, S.A. | Brasil | **96.0** | 78.1 |
| Telet, S.A. | Brasil | **96.5** | 78.6 |
| Tess, S.A. | Brasil | **97.5** | 96.5 |
| BSE, S.A. | Brasil | **97.5** | |
| BCP, S.A. | Brasil | **97.5** | |
| **América Central Tel, S.A. (ACT): (2)** | Guatemala | **100.0** | 96.9 |
| Telecomunicaciones de Guatemala, S.A. | Guatemala | **98.8** | 96.0 |
| Newcotel, S.A. | Guatemala | **98.8** | 96.0 |
| Servicios de Comunicaciones Personales Inalámbricas, S.A., (Sercom) | Guatemala | **98.8** | 96.0 |
| Telglob, S.A. | Guatemala | **98.8** | 96.0 |
| Telefonía Publica de Guatemala, S.A. (Publitel) | Guatemala | **98.8** | 96.0 |
| **Estel, LLC** | Delaware | **100.0** | |
| Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE) | El Salvador | **51.0** | |
| CTE Telecom.. Personal , S.A. de C.V. (Personal) | El Salvador | **51.0** | |
| Cablenet, S.A. de C.V. (Cablenet) | El Salvador | **51.0** | |
| Telecomoda, S.A.de C.V. (Telecomoda) | El Salvador | **51.0** | |
| Publicom, S.A. de C.V. (Publicom) | El Salvador | **51.0** | |
| **Comunicación Celular, S.A. (Comcel):** | Colombia | **95.67** | 95.7 |
| Occidente y Caribe Celular, S.A. (Occel) | Colombia | **93.4** | 95.2 |
| Celcaribe, S.A. | Colombia | **94.0** | |
| **Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)** | Ecuador | **100.0** | 80.6 |
| **Techtel-LMDS Comunicaciones Interactivas, S.A.** | Argentina | **60.0** | 60.0 |
| **Corporativo Empresarial de Comunicaciones, S.A. de C.V.** | México | **99.9** | 99.9 |
| **CTI Holdings, S.A.** | Argentina | **92.0** | |
| CTI Compañía de Teléfonos del Interior, S.A., (CTI Interior) | Argentina | **92.0** | |
| CTI PCS, S.A. (CTI PCS) | Argentina | **92.0** | |
| **Afiliadas: (1)** | | | |
| Organización Recuperadora de Cartera, S.A. de C.V. | México | **45.0** | 45.0 |
| US Commercial Corporation, S.A. de C.V. | México | **29.7** | |
| Génesis Telecom., S.A. | Venezuela | **25.0** | 25.0 |
| Iberbanda, S.A. | España | **17.8** | 18.6 |
| Network Access Solutions | USA | **2.0** | 2.0 |
| CompUSA, Inc. | USA | | 49.0 |

(1) See Note 10 in América Móvil's financial statements for a description of subsidiaries' and associates' movements.
(2) Includes operations in Nicaragua.

América Telecom, by means of its subsidiaries, has licenses to install, operate and administer mobile telephony in México, Guatemala, Nicaragua, El Salvador, Ecuador, Colombia, Argentina and Brazil. Said licenses expire on different dates between 2008 and 2018.

Unless stated otherwise in the following paragraphs, in general, said licenses do not require payment of royalties to the corresponding governments.

In Mexico, for 800-megahertz Band-B licenses, payment to the Department of Communications and Transportation fluctuates between 5% and 10% of Telcel's gross revenue.

In Brazil, Colombia, Argentina and Ecuador, the respective Governments participate based on the revenue permitted under concession, by means of set percentages in some cases, and based on the number of channels in operation in other cases.

In 2003, América Móvil completed the purchase of five companies. As a result of said purchases, América Móvil obtained 4.2 million new subscribers to wireless services in 2003, which represented approximately 35% of the growth in the number of subscribers in 2003. Revenue from these companies included in América Móvil's consolidated financial statements represent, together, 4.5% of the company's operating revenue. *(For more information on América Móvil's most recent investments, see Section 2 of this Report).*

x) Description of Main Assets

The Company's main assets are shares of América Móvil. Approximately 99% of the Company's total assets are in shares representing América Móvil's capital stock.

As a result of the credit agreements entered into with the Company, the Company sometimes grants América Móvil shares in guarantee.

As of the close of 2002, the Company had two loans guaranteed with América Móvil shares. The following describes said loans.

In 2003, América Telecom received a loan for US$300 million from Banco Santander Central Hispano Benelux, S. A./N. V. To guarantee said credit, the Company submitted 16.6 million ADRs, which represent 332.8 million series-L shares of América Móvil, which shall be returned to América_Telecom in 2008, the date on which the credit amount must be paid. The Company shall pay the interests quarterly at LIBOR plus a rate that fluctuates between 0.8% and 1.10%.

In 2003, the Company received loans from JP Morgan Chase Bank that totaled US$275 million._To guarantee said credit, América Telecom submitted 17.3 million ADRs, which represent 347 million series-L shares of América Móvil, which shall be returned to América Telecom in 2006 the date on which the credit amount must be paid. For said financing, the Company shall pay the interests quarterly at LIBOR plus a rate that fluctuates between 0.80% and 1.25%.

In addition, in 2003, América Telecom received a loan for US$80 million from_Banco Wachovia Securities. To guarantee said credit, the Company submitted 5.6 million ADRs, which represent 113.5 million series-L shares of América Móvil, which shall be returned to América Telecom in 2008, the date on which the credit amount must be paid. For such, the Company shall pay the interests quarterly at LIBOR plus 0.70%.

With respect to the liabilities contracted in previous fiscal years:

In 2002, the Company received loans from JP Morgan Chase Bank that totaled US$140 million To guarantee said credit, América Telecom submitted 9.9 million ADRs, which represent 198.8 million series-L shares of América Móvil, which shall be returned to América Telecom in 2005, the date on which the credit amount must be paid. For said financing, the Company shall pay the interests quarterly at LIBOR plus 1.25%.

In 2001, América Telecom received a loan for US$124 million from_JP Morgan Chase Bank. To guarantee said credit, the Company submitted 9.7 million ADRs, which represent 194 million series-L shares of América Móvil, which shall be returned to América Telecom in 2003, the date on which the credit amount must be paid. For such, the Company shall pay the interests quarterly at LIBOR plus 1.36%. This loan was paid upon maturity, and the ADRs granted in guarantee were redeemed.

***Subsequent Event***

As of May 31, 2004, the Company has received loans from Banco Santander Central Hispano Benelux and Banco Dresdner Bank AG Frankfurt for a total of US$250 million. To guarantee said credit, the Company submitted 7 million ADRs, which represent 140.1 million series-L shares of América Móvil, which shall be returned to the Company in 2009. For said financing, the Company shall pay the interests quarterly at LIBOR plus a rate_that fluctuates between 0.62% and 0.66%.

The guaranties shall be exercised by the counterpart should the Company fail in its obligation to pay the loan.

xi) Judicial, Administrative or Arbitration Proceedings

The Company, at the holding level, has no pending legal matters or pending legal, administrative or judicial proceedings to date. Nevertheless, its subsidiary América Móvil indeed has pending legal suits, which are described in Section 2 herein.

xii) Shares Representing the Capital

The Company's subscribed and paid-in capital stock totaled $933.2 million pesos, represented by 639.3 million of common or ordinary shares with full right to vote, without par value, entirely subscribed and paid-in, and corresponding to series-A-1 shares representing the fixed capital stock, taking into account the shares repurchased by the Company under the terms set forth in Article 14 Bis-3, Section I of the LMV. Since its incorporation, the Company has not increased its capital, authorizing its reduction for adjustments resulting from the spin-off.

xiii) Dividends

At the annual ordinary shareholders' meeting, the board of directors submitted the Company's financial statements for the previous fiscal year and their report to the shareholders. Once the shareholders' approved the financial statements, they determined the Company's net profit distribution for the previous fiscal year. By law, 5% of the aforementioned net profits must be separated into a reserve fund that will not be available for distribution until the amount of said fund reaches 20% of the Company's capital stock (before the re-expression thereof in pesos becomes effective). The excess amounts may be distributed to other reserve funds that the shareholders establish, which include a reserve for the repurchase of the Company's shares, in Article 14 Bis-3, Section I of the LMV. The remainder net profit, if any, may be paid as dividends.

Series-A1 shareholders have equal rights per share and may be paid dividends and other payments, including any payment when liquidating the Company.

Since its incorporation, the Company has not ordered the payment of dividends. Due to its investment obligations and the payment of servicing of debt, the Company has been unable to pay dividends to its shareholders. Moreover, it is important to underscore that the board of directors does not have an express policy about ordering dividend payment or advising about such at corresponding shareholders' meeting if profits exist for any fiscal year.

3) FINANCIAL INFORMATION

*a) Selected Financial Information*

The following comments should be read together with the consolidated financial statements and their notes, which are included in this annual report. In addition, it should be noted that the financial statements of the_Company, as the indirect owner of various investments abroad, reflect financial information reviewed and reported by qualified auditors located in the countries wherein the investments occur. Given the foregoing, the Company's external auditor, in drafting its report, reviewed and analyzed the Company's information and that of its national subsidiaries, as well as the reports drafted by foreign external auditors, thereby basing its report on said information, The foregoing is stated in the auditor's report attached to the financial statements reported by the Company. *(See Information Regarding América Móvil in Section 2 of this Report)*

The PCGA require that financial statements acknowledge the effects of inflation, especially: (a) non-monetary assets, including properties, plants and equipment, with the net worth expressed taking into account the effects of inflation; (b) earnings and losses in purchasing power for ownership of monetary liabilities and assets listed under revenue; and (c) the expression of all financial statement in constant pesos to December 31, 2003.

The consolidated financial statements include accounts pertaining to América Móvil and subsidiaries. The companies operate in the telecommunications sector or render services related to this activity.

The minority interest expressed in the attached financial statements refers basically to the participation of other shareholders of América Móvil.

Important inter-company balances and operations have been eliminated from the consolidated financial statements.

The following table shows the Company's selected consolidated financial information for the last three fiscal years, which comes from and must be read along with the company's audited financial statements. Said statements have been audited by Mancera.

**AMERICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES**
**Selected Financial Information**
**Thousands of Pesos to December 2003**
(Except by assumed share average)

| Description | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net Sales | 85,940,972 | 59,748,342 | 45,461,778 |
| Operating Profit | 17,853,262 | 13,111,205 | 6,675,122 |
| Mayority Net Profits Profit | 4,885,463 | 1,549,339 | (173,926) |
| Profit per Share | 1.324 | 0.413 | (0.022) |

| | | | |
|---|---|---|---|
| Investments in Fixed Assets | 22,353,512 | 25,487,845 | 12,165,323 |
| Depreciation and Amortization during the Fiscal Year | 14,140,501 | 8,624,161 | 4,920,721 |
| Total Assets | 152,384,486 | 117,765,773 | 102,667,379 |
| Long-Term Debt | 49,865,252 | 42,009,057 | 23,548,813 |
| Consolidated Net Worth | 61,583,708 | 46,459,470 | 57,839,904 |

| **Data** | | | |
|---|---|---|---|
| Net Earnings for the Fiscal Year | 4,885,463 | 1,549,339 | (173,926) |
| Share Average (millions of shares) | 3,690 | 3,752 | 3,765.8 |
| Basic Profits per Common Shares | 1.324 | .413 | (0.022) |
| Total Investments in Fixed Assets | 22,353,512 | 25,487,845 | 12,165,323 |

*b) Financial Information Related To Business Activities, Geographic Zone And Sales From Exportation*

The Company is solely holding company; however, at a consolidated level through AMX, its subsidiary, it operates primarily in the local, long distance and cellular telephone sectors. For more information about AMX, (*See: Financial Information Related To Business Activities, Geographic Zone And Sales From Exportation of América Móvil in Section 2 of these presents*)

*c) Information about Significant Loans*

*Stock-Market Debt*

Information concerning the Company's stock-market debt and documented via the issuances of commercial paper and stock-market promissory note is described in the foregoing Section I. *(See Section I. General Information, Other Shares).*

*Loans guaranteed with América Móvil shares*

In 2003, América Telecom received a loan for US$300 million from Banco Santander Central Hispano Benelux, S.A./N.V. To guarantee said credit, the Company submitted 16.6 million ADRs, which represent 332.8 million series-L shares of América Móvil, which shall be returned to América_Telecom in 2008, the date on which the credit amount must be paid. The Company shall pay the interests quarterly at LIBOR plus a rate that fluctuates between 0.8% and 1.10%.

In 2003, the Company received loans from JP Morgan Chase Bank that totaled US$275 million._To guarantee said credit, América Telecom submitted 17.3 million ADRs, which represent 347_million series-L shares of América Móvil, which shall be returned to América Telecom in_2006, the date on which the credit amount must be paid. For said financing, the Company shall pay the interests quarterly at LIBOR plus a rate that fluctuates between_0.80% and 1.25%.

In addition, in 2003, América Telecom received a loan for US$80 million from Banco Wachovia Securities. To guarantee said credit, the Company submitted 5.6 million ADRs, which represent 113.5 million series-L shares of América Móvil, which shall be returned to América Telecom in 2008, the date on which the credit amount must be paid. For such, the Company shall pay the interests quarterly at LIBOR plus 0.70%.

With respect to the liabilities contracted in previous fiscal years:

In 2002, the Company received loans from JP Morgan Chase Bank that totaled US$140 million To guarantee said credit, América Telecom submitted 9.9 million ADRs, which represent 198.8 million series-L shares of América Móvil, which shall be returned to América Telecom in_2005, the date on which the credit amount must be paid. For said financing, the Company shall pay the interests quarterly at LIBOR plus 1.25%.

In 2001, América Telecom received a loan for US$124 million from JP Morgan Chase Bank. To guarantee said credit, the Company submitted 9.7 million ADRs, which represent 194 million series-L shares of América Móvil, which shall be returned to América Telecom in 2003, the date on which the credit amount must be paid. For such, the Company shall pay the interests quarterly at LIBOR plus 1.36%. This loan was paid upon maturity, and the ADRs granted in guarantee were redeemed.

***Subsequent Event***

As of May 31, 2004, the Company has received loans from_Banco Santander Central Hispano Benelux and Banco Dresdner Bank AG Frankfurt for a total of US$250 million. To guarantee said credit, the Company submitted 7 million ADRs, which represent 140.1 million series-L shares of América Móvil, which shall be returned to the Company in 2009. For said financing, the Company shall pay the interests quarterly at LIBOR plus a rate that fluctuates between 0.62% and 0.66%.

The guaranties shall be exercised by the counterpart should the Company fail in its obligation to pay the loan.

In general, the aforementioned loans contain certain restrictions that include, among others, the maintenance of certain financial ratios, the contracting of additional loans and the sale of certain of the group's assets. As of May 31, 2005, the Company complies with said conditions.

*Loans to América Móvil and its subsidiaries.*

*Syndicated Loans*

In 2001 and 2002, América Móvil received syndicated loans for US$500, US$200 and US$400 million.

Of the first loan of US$500 million, US$100 million was paid in 2002, and the remaining_US$400 million mature in January 2005, triggering interests at LIBOR plus 1.0%.

The second loan for US$200 million matures in May 2005, triggering interests at LIBOR plus 1.0%.

The third loan for US$ 400 million is structured in 3 parts (loan A, B and C for US$121, US$137 and US$142 million, respectively), maturing in 2003, 2005 and 2007, triggering interests at LIBOR + 0.75%, LIBOR +1.10%, and LIBOR + 1.35%, respectively. América Móvil renewed_US$110.5 million from Loan A for an additional period of six months.

*BNDES*

As of December 31, 2002, ATL, Tess and Americel had taken out syndicated loans from resources from the Brazilian Development Bank ("BNDES"). Said loans are denominated primarily in reales, with a part indexed in U.S. dollars. The total amount of the principal is approximately R$618 million plus the equivalent of approximately US$60 million in foreign currency.

*Purchase of licenses.*

As of December 31, 2003, América Móvil owed the Brazilian government $365.7 million for the purchase of licenses. The principal shall be updated based on the general price index in Brazil and triggers a real annual interest of 12%. Such shall be paid in 8 annual installments beginning in August 2005.

*Stock-Market Certificates.*

The CNBV authorized América Móvil to implement two programs for the issuance of unsecured stock-market certificates with a guaranty from Telcel totaling $5,000 million each.

In 2003, América Móvil issued three unsecured stock-market certificates under the coverage of the third program, each for $1,000 million, the first maturing in 2006 at a rate of 91-day Cetes plus 1.20% and the remaining two maturing in 2008 at a rate of 182-day Cetes plus 0.90% and 91-day Cetes plus 0.89%, respectively.

As of December 31, 2003, the Company has placed, in the Mexican market, stock-market certificates totaling $12,600 million.

In 2002, América Móvil issued seven unsecured stock-market certificates under the coverage of the second program for amounts that ranged from $400 to $1,250 million and maturing between three and seven years. Of such, three pay an annual fixed rate that ranges from 10.40% to 10.45%, and the remaining four pay a floating rate determined as a differential over the CETES rate

*Credit lines guaranteed by institutions to foment exports.*

América Móvil has various financing programs for the purchase of equipment, whereby certain institutions, to foment exports, provide América Móvil with support to finance the purchase of export equipment from its respective countries. In general, these are medium-term and long-term and imply periodic amortization and interest payments at a marginal rate above the LIBOR. América Móvil makes said programs widely available to its operating subsidiaries, generally subject to América Móvil's, Telcel's and/or Sercotel's granting of guaranties.

In 2002 and 2003, América Móvil established credit lines up to US$250 million with the Export Development Corporation (EDC) in Canada for the purchase of telecommunications equipment. These credits amortize every semester and trigger interests ranging from LIBOR + 0.95% to LIBOR +1.25%, maturing between 2004 and 2009.

*d) The Administration's Commentaries and Analysis of Operating Earnings and the Issuer's Financial Situation*

i) Operating Earnings

The totality of the Company's consolidated earnings come from the earnings of América Móvil, the Company's main subsidiary. In addition, the Company has revenue from service rendering resulting from an agreement with said corporation, whereby it renders consulting services thereto with respect to operations and financial administration. The term of the agreement is for one year and can be extended indefinitely. Said revenue is eliminated as a result of the consolidation.

Consolidated earnings in 2003 totaled $85,940 million pesos, 43.8% greater than the previous year. This growth was due primarily to the increase in earnings generated in Mexico by América Móvil and to the consolidation, as of 2003, of the earnings generated by CTE's operations in El Salvador, CTI's operations in Argentina and BCP's operations in December of said year.

The Company's consolidated operating profit was $17,853 million pesos in 2003, a growth of 36.2% compared to the $13,111 million pesos reported in fiscal year 2002.

The Company's EBITDA during fiscal year 2003 reached $31,993 million pesos, which represented a 47.2% increase over the $21,735 millions pesos during 2002.

The significant growth in the Company's income, together with América Móvil's adoption of scale and cost-control measures, contributed to the growth of América Telecom's operating earnings and EBITDA de América Telecom.

The integral cost of financing resulted in a loan of $1,854 million pesos for fiscal year 2003, while in fiscal year 2002 such totaled $1,180 million pesos. This increase is due primarily to exchange fluctuations, to interests triggered and the effect of monetary profit registered by América Móvil.

Net profit prior to minority interest in fiscal years 2003 and 2002 totaled $15,042 and $4,628 million pesos, respectively, while net majority profit totaled $4,885 million pesos, which represents an increase of 215% over the $1,549 million pesos from 2002.

In addition to operating revenue, the Company receives, as part of its operating flow, dividends from América Móvil shares. In fiscal year 2003, the Company received dividends from América Móvil for $260 million pesos, at $ 0.06 per share.

*Accounting policies and practices*

For a description of the main accounting policies and principles, see paragraph II under Note 1 in the Company's financial statements reported through December 31, 2003, which is attached to these presents as an annex.

ii) Financial Situation, Liquidity and Capital Resources

*Internal and external liquidity sources*

Internal sources of liquidity come from the Company's subsidiary's own cash flow.

External sources of liquidity come mainly from bank financing by means short-term and long-term lines of credit or by means of short-term stock-market debt as commercial paper or long-term_stock-market debt as a medium-term stock-market promissiory notes or certificates.

*Debt Level*

*Debt*

The short-term and long-term debt (thousands of pesos) is comprised as follows:

| Currency | Type | Average interest rate considered through December 31, 2003 | 2002 | Maturity 2003 | Balances as of December 31, 2003 | 2002 |
|---|---|---|---|---|---|---|
| Dólares | | | | | | |
| | Promissory note | 1.75% | 3.40% | 2004 y 2003 | 602,250 | 401,768 |
| | Loans, JP Morgan Chase Bank | | LIBOR + 1.36 a LIBOR + 0.80 | 2005 y 2006 | 4,668,794 | 2,832,845 |
| | Wachovia Securites | LIBOR + 0.70 | | 2006 | 898,880 | |
| | Santander Central Hispano Benelux | LIBOR + 1.10 a LIBOR + 0.80 | | 2008 | 3,370,819 | |
| | Loans Exim Banks | LIBOR+.20 a LIBOR+1.65 | LIBOR+.20 a LIBOR+1.65 | 2009 | 8,934,407 | 8,788,913 |
| | Syndicated Loans | LIBOR+.75 a LIBOR+1.35 | LIBOR+.75 a LIBOR+1.35 | 2007 | 11,236,000 | 10,722,937 |

| | | | | | | |
|---|---|---|---|---|---|---|
| | Fixed Revenue (1) | 3.3990% | 3.62% | 2004 | 347,033 | 3,361,041 |
| | Lines of Credit | LIBOR+.30 a LIBOR+1.50 | LIBOR+.34 a LIBOR+1.50 | 2006 | 8,212,954 | 7,672,256 |
| | Suppliers | 3.1675% a 10% | 3.1675% a 10% | 2004 | 149,619 | 643,687 |
| | BNDES | UMBNDES+4.5% a UMBNDES+5.05 | UMBNDES 4.5% a UMBNDES 5.0% | 2008 | 675,565 | 782,772 |
| | Lease | | | | 11,445 | |
| | Others | LIBOR+4.50; 11.25% | | 2008 | 298,184 | |
| | **Subtotal in Dollars** | | | | 39,405,950 | 35,206,219 |

| | | Average interest rate considered through December 31, | | Maturity | Balances as of December 31 | |
|---|---|---|---|---|---|---|
| **Currency** | **Type** | **2003** | **2002** | **2003** | **2003** | **2002** |
| Mexican Pesos | | | | | | |
| | Stock-market certificates | Varios | (5) | 2009 | 11,250,000 | 10,398,000 |
| | Syndicated Loans | TIIE + .80 | | 2008 | 1,750,000 | |
| | Commercial Paper | | 7.69% | 2003 | 746,914 | 1,070,569 |
| | Lines of Credit | TIIE | $TIIE_{28}$ +1 | 2004 | 1,000,000 | 831,840 |
| | Promissory note | | $TIIE_{28}$ +1 | 2004 | | 1,186,308 |
| | Lease | TIIE + .55 | | 2006 | 950,000 | |
| | **Subtotal in Mexican Pesos** | | | | **15,696,914** | **13,486,717** |
| **Reales** | | | | | | |
| | Syndicated Loans | TJLP + 2.80% a TJLP + 5.00% | TJLP + 2.80% a TJLP +5.00% | 2007 | 2,402,875 | 2,273,263 |
| | Fixed Revenue | CDI +.90 | CDI + 1.20 | 2005 | 60,607 | 925,626 |
| | Concession Purchases | 12% + Inflación | 12% + Inflation. | 2010 | 365,788 | 922,784 |
| | **Subtotal Reales** | | | | **2,829,270** | **4,121,673** |
| **Other Currencies (2)** | | | | | | |
| | Bonds | IPC + 7.50% | | 2010 | 808,866 | |
| | Lines of Credit | 6.50% | 9% | 2004 y 2003 | 598,868 | 178,551 |
| | Financial Leasing | 7.00% | 13% | 2004 y 2005 | 31,497 | 1,198 |
| | Subtotal in Other Currencies | | | | 1,439,231 | 179,749 |
| | Total Debt | | | | 59,371,365 | 52,994,358 |
| | Minus: short-term debt and a portion of outstanding long-term debt | | | | 13,228,323 | 13,115,948 |
| | **Long-Term Debt** | | | | 46,143,042 | 39,878,410 |

1) The note for $1,753,125 with BCI is free. It was paid in March 2003.

2) Other currency includes Quetzales.

3) The syndicated loan for $400 USD is guaranteed by Telcel, América Móvil and Telgua.

4) 10.40% a 11.33%; TIIE28 + .35; Cetes91 + 1.05 a Cetes91 + 1.08; Cetes182 + 1.00 a Cetes182 + 1.20

5) 11.33%; TIIE28 + .35; Cetes182 + 1.20

The interests rates above do not include the effect of reimbursement from withheld taxes. The average considered cost of the debt as of December 31, 2002 (includes interests, commissions and reimbursements to creditors for withheld taxes) was 7.60%, and 6.96% as of December 31, 2002 approximately.

Said rate does not include missions and reimbursements to creditors for withheld taxes (generally_4.9%), that the Company must reimburse. In general, financing fees add ten base points to the cost of the financing.

*Policies Applicable to the Treasury*

The Company individually invests its excess cash in deposits and investments in financial institutions that have good credit ratings and that have guidelines regarding diversification and maturity that seek security and liquidity.

The cash and temporary investments are kept in pesos or in dollars depending upon the investment requirements and liquidity necessities of every subsidiary based upon its cash flow and debt structure.

*Important Investments in Capital*

At the date of this report, the Company has no compromising investments in capital.

iii) Internal Control

Given that the corporation, as a pure holding company, has no employees or personnel in its charge, the fulfillment of the rules for internal control by the Company is supervised permanently by the departments of management and finance and internal audit of some of its affiliated companies. These review, analyze and correct, as the case may be, the divergences committed regarding the operations approved by the Company's board of directors and its registry. Said departments also review that general accounting guidelines, criteria and principles that apply.

The external auditors study and evaluate the internal control system in order to audit the financial statements, once they issue their report about suggestions for said controls.

The Company, by means of its board of directors, organized an auditory committee comprised of board members whereby the Chairman and the majority thereof are independent. Said committee is in charge of verifying the implementation of the systems for internal control in order that the transactions carried out and registered by the Company as set forth by management and PCGA.

The Company is audited by an affiliated company and its subsidiaries are audited by their own internal auditory departments whose scope is unlimited and its main objective is to ensure that the Company and its subsidiaries comply with their policies and procedures applicable thereto with respect to internal control.

*e) Critical Accounting Estimates*

While drafting our financial statements, we made estimates about several issues. Some of these issues were highly uncertain and our estimates involved opinions made based upon the available information. We have identified several of these issues; therefore, our financial submittal may be affected significantly if (a) we use different estimates that we could have used or (b) in the future we change our estimates in regard to changes that could reasonably have occurred.

Opinions are made only about the estimates that we considered the most important based upon a level of uncertainty and probability of a significant impact if we use a different estimate. There are many areas in which we use estimates regarding uncertain issues, but reasonably the probable different changes or estimates are unimportant for our financial submittal. Regarding the use of estimates in accounting policies for AMX *(See: Use of Estimates in Certain Accounting Policies in Section 2 of these presents).*

## 4) ADMINISTRATION

*a) External Auditors*

The Company's consolidated financial statements were audited by Mancera. Since the Company's incorporation, there has not been a change in the external auditors. The designation of the auditors complies with the principles set forth in the LMV and the Provisions, that is to say the external auditors are selected by the auditing committee, which celebrates the service-rendering agreement with the auditors, certifies their independence and sets the fees to be paid for the auditing.

Since the Company's incorporation, the external auditors have not issued a report with reservations or a negative report nor have they abstained from issuing a report concerning the Company's financial statements. In fiscal year 2003, the external auditors did not render services to the Company beyond auditing services.

The Company followed the following procedure to select the external auditors:

a) The audit committee analyzed various options and then made recommendations to the board of directors about the candidates for external auditors. This included the scope of their authorities and hiring conditions in order to carry out the Company's accounting audit for the fiscal year ending on December 31, 2003;

b) The Audit Committee interviewed the Company's external auditors in order to verify that they would indeed comply with the requisites of independence and personnel rotation; and

c) Based upon the foregoing, the Company ratified the appointment of the firm Mancera, as its external auditors for the fiscal year ending on December 31, 2003.

*Fees for audited and non-audited services*

The following table lists the fees billed to us by our independent auditors, Mancera, for the fiscal years ending on December 31, 2002 and 2003:

| | Year Completed December 31, (thousands of pesos adjusted to December 2003) | |
|---|---|---|
| | 2003 | 2002 |
| Auditing fees | $ 202 | $ 194 |
| Tax fees | 80 | 77 |
| Other fees | 47 | 45 |
| Total fees | $329 | $316 |

The auditing fees to which the foregoing table refers are accumulated fees billed by Mancera with respect to the auditing of our annual financial statements, the review of our financial statements and regulatory audits.

*b) Operations with Related Parties and Conflicts of Interest*

During the regular course of operations, the Company entered into a wide range of financial and commercial transactions with related parties such as Telmex' subsidiaries and associates, Inbursa and GCarso. It plans to continue these operations in the future.

Among said operations, it should be pointed out that the Company has made various public offers to place debt instruments, including the placement of the aforementioned commercial paper and stock-market notes, for which Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa has advised it with respect to said processes.

Likewise, the Company receives various financial services Inbursa, which includes opening checking and investment accounts and approval of credit lines; To May 31, 2004, the Company has received loans totaling US$41.450 million dollars from Inbursa.

Finally, the Company maintains business relations with Telmex and/or its subsidiaries as part of its ordinary course of business, receiving from such telephone and internet services, etc., which are contracted under market conditions.

Moreover, the Company periodically renders consulting services to América Móvil as covered by the service rendering agreement for financial consulting mentioned earlier.

*c) Directors and Shareholders*

The Company's administration and operations are entrusted to a board of directors. The board of directors is presently comprised of six full members and six substitute members, who are chosen to serve for one year. Substitute members may substitute, at board meetings, for shareholding members who do not attend meetings and do not participate in the board of directors' activities. Pursuant to the Company's bylaws, the board of directors shall be comprised of the number of full and substitute members that the general shareholders' meeting so determines, and such may not be fewer than five.

The main purpose of the board of directors is:

1) To represent the Company before any federal state or municipal authority, before any national or international individual or legal entity and before the federal or local Board of Conciliation and Arbitration;

2) To grant, subscribe, endorse and guarantee all manner of negotiable instrument.

3) Appoint the Company's directors, employees, managers and attorneys-in-fact to whom it must state their duties, obligation and remuneration;

4) Open or close offices, branches or agencies;

5) To purchase shares, corporate participation and stock issued by third parties and to exercise the right to vote with respect to said shares or corporate participation in other companies;

6) Enter into, amend, terminate or cancel agreements;

7) To accept, in the corporation's name, orders from individuals and social entities, whether Mexican or foreign.

8) To set up bank accounts and to withdraw from such.

9) Establish security interests in personal or real property and create a trust in order to guarantee the Company's obligations and become a joint obligor, surety and, in general, become

obligated regarding the fulfillment of third parties' obligations, therefore establishing security interests in personal or real property to ensure the fulfillment of said obligations;

10) Confer, substitute and delegate general and special powers for acts of ownership and administration, lawsuits and collections, provided that these do not substitute completely the Board's duties or revoke its powers-of-attorney;

11) Confer authorities to grant, subscribe, endorse and guarantee all kinds of negotiable instrument; provided, however, that said authority to guarantee negotiable instruments must be granted always in order to be jointly exercise by at least two persons;

12) Summon shareholders' meetings and execute the resolutions adopted thereby;

13) It is the board of directors' sole authority to approve the operations that are not encompassed by the regular course of business and that may be carried out by the Company and its partners with persons that form part of the Company's administration or with whom said persons are connected in regard to assets, or as the case may be, a relationship by blood or marriage up to the second degree, the spouse or common-law spouse; or if their subsidiaries intend to work with related parties representing the purchase or sale of 10% or more of the assets; granting security interest for an amount greater than 30% of the assets; as well as other operations for more than 1% of the Company's assets.

Below are the names of the Company's board members, the office they represent and the years that they have served as such. Said members were appointed since the Company was incorporated, except for Messrs. Patrick Slim Domit and José Kuri Harfush, who were also appointed as of the Company's incorporation, but whose participation in the Corporation's board of directors has changed under the terms of the general ordinary shareholders' meeting held on April 7, 2003, as ratified at the general ordinary shareholders' meeting held on April 27, 2004.

The persons appointed shall continue to hold their positions, even when the term for such shall have passed, until the meeting makes new appointments and the newly appointed board members assume their respective positions.

| *Name* | *Title* | *Seniority (years)* | *Kind of Member* |
|---|---|---|---|
| **Shareholding Members** | | | |
| Carlos Slim Helú | Honorary Chairman for Life | 3 | Shareholding Member |
| Jaime Chico Pardo | Vice-chairman | 3 | Related |
| Carlos Slim Domit | Vice-chairman | 3 | Shareholding Member |
| Claudio X. González Laporte | Vice-chairman | 3 | Independent |
| Patrick Slim Domit | Vice-chairman | 3 (In the past, he served as Substitute Board Member) | Shareholding Member |
| Juan Antonio Pérez Simón | Member | 3 | Independent |

**Substitute Members**

| | | | | |
|---|---|---|---|---|
| Arturo Elías Ayub | Substitute Member | Board | 3 | Shareholding Member Related |
| Daniel Hajj Aboumrad | Substitute Member | Board | 3 | Shareholding Member Related |
| Marco Antonio Slim Domit | Substitute Member | Board | 3 | Shareholding Member |
| Humberto Gutiérrez Olvera-Zubizarreta | Substitute Member | Board | 3 | Related |
| José Kuri Harfush | Substitute Member | Board | 3 (In the past, he served as Substitute Board Member) | Independent |
| Eduardo Valdés Acra | Substitute Member | Board | 3 | Independent |

*Relationship by Blood or Marriage up to the Third Degree between Board Members and Officers*

| Relationship by Blood | Relationship by Marriage |
|---|---|
| First Degree (straight line)<br>Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit with Carlos Slim Helú | |
| • Second Degree (transversal line)<br>Carlos Slim Domit with Patrick Slim Domit and Marco Antonio Slim Domit | • Second Degree (transversal line)<br>Arturo Elías Ayub and Daniel Hajj Aboumrad with Carlos Slim Domit, Marco Antonio Slim Domit y Patrick Slim Domit |

*Shareholding Members*

*Carlos Slim Helú* is a Civil Engineer from the Department Engineering of the National Autonomous University of Mexico. He is 64 years old. He has worked as a CEO or board member of the following corporations: Telmex (Chairman); América Móvil (Chairman); CGT (Honorary Chairman for Life); GCarso (Honorary Chairman for Life); GFInbursa (Honorary Chairman for Life). He is the father Carlos Slim Domit, Chairman of the board of directors of GCarso, of Marco Antonio Slim Domit, Chairman of the board of directors of GFInbursa and of. Patrick Slim Domit, Vice-Chairman of the board of directors of GCarso.

*Jaime Chico Pardo* is an Industrial Engineer from the Universidad Iberoamericana. Since January 1995, he has been the CEO of Telmex. He is 55 years old. Additionally he is the Vice-chairman of the board of directors of Telmex and board member of CGT. In the past, he served as CEO of Grupo

Condumex, S,A. de C.V. and Chairman of Corporación Industrial Llantera (Euzkadi General Tire de México).

*Carlos Slim Domit* has a bachelor's degree in business administration from the Universidad Anáhuac. He is 37 years old. He is the Chairman of the board of directors of the Company as well as Chairman of the Board of Directors of Gcarso. He is a board member of the following companies, among others: Grupo Sanborns, S.A. de C.V.; Sanborn Hermanos, S. A.; Promotora Snborns, S.A. de C.V.; Sears Roebuck de México, S.A. de C.V.; Cigarros la Tabacalera Mexicana, S.A. de C.V. (Phillip Morris México); Grupo Condumex, S.A. de C.V.; Telmex; CGT; and Promotora Musical, S.A. de C.V. He is the son of Mr. Carlos Slim Helú and the brother of Marco Antonio Slim Domit and Patrick Slim Domit.

*Claudio X. González Laporte* is a Chemical Engineer by the National Autonomous University of Mexico. For 25 years, he has served as Chairman of the board of directors for Kimberly Clark, S.A. de C.V. He is 70 years old. He is a board member of the following companies: Gcarso; CGT; Telmex; GFInbursa; Kimberly Clark Corporation; General Electric Co.; Kellogs Co.; Unilever; Grupo Alfa, S.A. de C.V.; Grupo México, S.A. de C.V.; Grupo Modelo, S.A. de C.V. and The Mexico Fund Inc.

*Patrick Slim Domit* has a bachelor's degree in business administration from the Universidad Anáhuac. Since October 2000 he has served as an executive at Telmex and as Vice-chairman of GCarso. He has been the CEO of GCarso and of Industrias Nacobre, S.A. de C.V. since 1994. He is 35 years old. He is a board member of the following companies: GCarso; America Móvil; CGT; Telmex; Hoteles Calinda, S.A. de C.V.; Grupo Condumex, S.A. de C.V.; Empresas Frisco S.A. de C.V.; Sears Roebuck de México, S.A. de C. V.; Cigarros la Tabacalera Mexicana, S.A. de C.V., Promotora Inbursa, S.A. de C.V.and Industrias Nacobre, S.A. de C.V. He is the son of Mr. Carlos Slim Helú and the brother of Marco Antonio Slim Domit and Carlos Slim Domit.

*Juan Antonio Pérez Simón* is a Public Accountant by the National Autonomous University of Mexico. He is 63 years old. Since 1995, he has served as Vice-chairman of Telmex as well as Chairman of the board of directors for Sanborns Hermanos, S.A. He is a shareholding member for the following companies: CGT; GCarso; GFInbursa; Inbursa; and some of their subsidiaries; Cigarros la Tabacalera Mexicana, S.A. de C.V.; Radio Móvil Dipsa, S.A de C.V. (Telcel); Sears Roebuck de México, S.A. de C.V.; Industrias Nacobre, S. A. de C.V.; Empresas Frisco, S. A. de C. V.; and other affiliates of Telmex and GCarso.

*Substitute Members*

*Arturo Elías Ayub* has a bachelor's degree in business administration from the Universidad Anáhuac and is the Director of Strategic Alliances, Communications and Institutional Relations of Telmex. He is 38 years old. He is a board member of the following companies: Telmex; GCarso; América Móvil; GFInbursa; CGT; and Sears Roebuck de México, S.A. de C.V. He is Carlos Slim Helú's son-in-law and Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit's brother-in-law.

*Daniel Hajj Aboumrad* has a bachelor's degree in business administration from the Universidad Anáhuac. He is 38 years old. He is the CEO of América Móvil, América Telecom and Radiomóvil Dipsa, S.A. de C.V. He is a board member of the following companies: GCarso; Phillip Morris México. Furthermore, he has collaborated with Corporación Industrial Llantera, S.A. de C.V. (General Tire); Galas de México, S.A. de C.V.; Agusa; Bimex and Páginas Amarillas, S.A. de C.V. He is Carlos Slim Helú's son-in-law and Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit's brother-in-law.

*Marco Antonio Slim Domit* has a bachelor's degree in business administration from the Universidad Anáhuac. Since August 25, 1997, he serves as CEO of GFInbursa. He is 36 years old. The corporations in which he is a board member are: all the subsidiaries of GFInbursa, GCarso; América Móvil; CGT; Telmex; and Sears Roebuck de Mexico, S.A. de C.V. He is the son of Mr. Carlos Slim Helú and the brother of Calos Slim Domit and Patrick Slim Domit.

*Humberto Gutiérrez Olvera Zubizarreta* has a bachelor's degree in accounting from the School of Banking and Commerce. He is 63 years old. He is presently the CEO of GCarso and of Grupo Condumex S.A. de C.V. Additionally, he is a board member of: GCarso, CGT, Telmex, GFInbursa, Promotora Inbursa, S. A. de C. V., Grupo Condumex, S.A. de C.V., Ferrosur, S.A. de C.V., Grupo Primex, S.A. de C.V., Química Flúor, S.A de C.V., and Chairman of the board of directors of Empresas Frisco, S.A de C.V. and of Industrias Nacobre, S.A. de C.V.

*José Kuri Harfush* has a bachelor's degree in business administration from the Universidad Anáhuac. He is the CEO of Janel, S.A. de C.V. He is 55 years old. Additionally, he is a board member of the following companies: Telmex, America Movil, CGT, Gcarso; GFInbursa and many of its subsidiaries, Promotora Ibursa, S. A. de C. V. and Grupo Sanborns, S.A. de C.V.

*Eduardo Valdés Acra* has a bachelor's degree in business administration from the Universidad Iberoamericana. Currently, he is the Vice-chairman of GFInbursa and CEO of Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa. He is 40 years old. He is a board member of the following companies: GFInbursa and all its subsidiaries; Hoteles Calinda S.A. de C.V.; GCarso; CGT and Telmex.

*Board Members and Shareholders' Equity Interest*

In regard to the equity interest of more than 1% of the shares of capital stock owned by Company's individual board members and officers and the shareholders that are beneficiary of 5% or more of the issuers' shares entitled to vote as well as the Company's 10 majority shareholders, despite their equity interest not reaching the latter percentage, it is important to underscore that the Corporation does not have complete and exact information about the individual interest of the board members and officers nor of its shareholders by virtue of the fact that their shares are not registered in the Company's share registry under the terms of the law.

Nevertheless and pursuant to the information that the Company has as of April 29, 2004, 6 board members maintain, directly or indirectly, share participation greater than 1%, and 7 shareholders have a share participation greater than 5% of the Company's outstanding capital stock. Likewise, Mr. Carlos Slim Helú and his close relatives comprise, directly or indirectly, the Company's primary shareholders as they hold approximately 78.4% of the Company's outstanding capital stock as of, April 31, 2004.

*Remuneration for Board Members and Officers*

During the fiscal year ending on December 31, 2002, the board members only received their fees as payment for attending the board of directors' meetings. The payment was $44,000 MXP per member for all the meetings held throughout 2003.

*Officers*

The Company does not have employees since it is only a shareholder. Mr. Daniel Hajj Aboumrad is the CEO, in addition to being the CEO of América Móvil, and did not receive any payment whatsoever from the Company for the 2003 fiscal year.

*Statutory Auditors*

The current statutory auditor is Public Accountant Alberto Tiburcio Celorio, managing partner of Mancera. The substitute statutory auditor is Public Accountant Fernando Espinoza López.

*Comité de Auditoría*

The Company has an auditing committee, which is a subcommittee of the board of directors. It is comprised of board members of whom the chairman and the majority thereof are independent. The statutory auditors attend the meetings as guests, without the right to an opinion or vote.

The duties of the audit committee are:

- Draft an annual report about its activities and submit it to the board of directors;
- Give an opinion about transactions with related persons, and
- Propose hiring independent experts, if necessary, to give an opinion about the transactions set forth in article twenty-four, section XIV of the bylaws or the transactions that are not encompassed by the regular course of business and that may be carried out by the Company and its partners with persons that form part of the Company's administration or with whom said persons are connected in regard to assets, or as the case may be, a relationship by blood or marriage up to the second degree, the spouse or common-law spouse; or that the Company's subsidiaries intend to celebrate with related persons that the purchase or sale of 10% or more of the assets; granting security interest for an amount greater than 30% of the assets; as well as other operations for more than 1% of the Company's assets.

The auditing committee is made up as follows:

| | |
|---|---|
| José Kuri Harfush | Chairman |
| Juan Antonio Pérez Simón | |
| Eduardo Valdés Acra | |

Said committee has at least one finance expert.

*d) Bylaws and other Agreements*

Below is a brief summary of some of the relevant provisions of the bylaws and applicable legislation. The aforementioned summary does not aim at including all of the provisions of the bylaws or applicable legislation. It is subject thereto by reference. The Company's bylaws have been duly recorded in the Public Commercial Registry of the Federal District and may be looked up there.

General Information The Company was incorporated on December 5, 1996 as a variable capital business corporations derived from the spin-off from CGT, pursuant to the provisions of the LGSM.

The Company's authorized capital stock is comprised of 3,935 million series-A1 shares that are common, registered, without par value and that represent the fixed portion of the capital stock. The issuance of new shares for the fixed portion of the capital stock requires an amendment to the Company's bylaws through an extraordinary shareholders' meeting. As a variable capital business corporation, the Company requires a minimum fixed portion of the capital and it may have a variable portion of capital. Currently, the Company does not have shares that represent the variable portion of the capital stock. Shares can be subscribed by Mexican and foreign investors.

Neither the Company nor any of its subsidiaries may be shareholders of the Company or corporations in which the Company is deemed a subsidiary. Notwithstanding the foregoing, the Company does have the option of acquiring its own shares pursuant to the applicable provisions.

*Stock Registry* Series-A1 shares shall be represented by stock certificates that have a coupons attached. Pursuant to LGSM, only the shareholders registered in the Corporation's shareholders' ledger will be deemed shareholders. Shareholders may physically hold the shares (that together with the corresponding record in the shareholder's ledger will certify ownership) or though the registry in financial entities with an account in Indeval. The ownership of the shares deposited at Indeval will be evidenced by the registry and lists kept by Indeval.

The shareholders' ledger shall be closed on the business days before the shareholders' meeting is scheduled to be held pursuant to the published call.

*Voting Rights and Shareholders' meetings* Each series-A1 share entitles its holder to one vote in any of Company's shareholders' meeting. The shareholders may appoint all of the board members. Presently, the board of directors is comprised of 6 shareholding members and 6 substitutes. Pursuant to the Company's bylaws, the board of directors shall be made up of at least 5 members. Each shareholder or group of shareholders that represent 10% or more of series-A1 shares shall be entitled to appoint a board member.

General shareholders' meetings may be ordinary or extraordinary. General extraordinary shareholders' meetings are called to discuss the issues set forth by Article 182 of the LGSM and the bylaws. Basically, these issues are increases and reductions to the fixed portion of the capital stock and other amendments to the bylaws, liquidation, mergers, spin-offs, transformation from one kind of corporation into another, change in nationality and change in corporate purpose. General ordinary meetings are called to discuss all other issues, including the appointment of board members and statutory auditors. The Company's general ordinary shareholders' meeting must be held at least once a year during the following four months after the close of the previous fiscal year. It shall discuss certain issues set forth by Article 181 of the LGSM, including the appointment of board members and statutory auditors, approval of the board of directors' Report regarding the Company's performance and the financial statements thereof during the previous fiscal year as well as the distribution of the results for said fiscal year.

Pursuant to the bylaws, the quorum for the first summons of a general ordinary shareholders' meeting is at least half of the outstanding series-A1 shares. Resolutions may be adopted by a favorable vote of the majority of the series-A1 shares that are present. If there is no quorum in the first summons, then a second meeting may be called to adopt resolutions by means of a favorable vote of the majority of the shares that are present, regardless of the number of shares. The quorum needed for the first summons of a general extraordinary shareholders' meeting or a special meeting is 75% of the outstanding shares entitled to vote on issues to be addressed by said general extraordinary or special shareholders' meeting. In order to consider a resolution as validly adopted by an extraordinary shareholders' meeting, whether by a first or ulterior call, the favorable vote of the shareholders owning at least half of the outstanding shares entitled to vote in regard to issues to be addressed in said extraordinary meeting. In order for a special shareholders' meeting to adopt a resolution, whether by a first or ulterior call, the favorable vote of the at least 50% of the outstanding shares is needed.

Pursuant to law, the shareholders owning 20% of the Company's outstanding capital stock may oppose the resolutions of general meetings by submitting a suit before the competent court within 15 days after the close of the meeting in which said resolution was taken. Said brief must state that the resolution being challenged violates the law or the Corporation's bylaws. The right to challenge pursuant to these provisions may be exercised only by the shareholders (i) that have a right to vote in the meeting that adopted the resolution being challenged; and (ii) whose shares were not represented when the resolution was taken or, if they were represented, they voted against said resolution.

The shareholders' meetings may be called by the board of directors through its chairman or secretary, statutory auditor or any competent judge. Shareholders owning 10% of the outstanding shares may request the board of directors or statutory auditor to call a shareholders' meeting. Furthermore, the board of directors or statutory auditor must call a shareholders' meeting when it receives a written request of any series-A1 shareholder if a general ordinary shareholders' meeting has not been held for two consecutive years or if the shareholders' meeting held during said period have not taken into consideration the issues set forth by the aforementioned Article 181 of the LGSM. If no meeting is called within the following 15 days after the date of the request, the competent judge may request that the meeting be held. The call to the meetings must be published in an official newspaper of the Company's domicile or in a major newspaper in the Federal District at least 15 days prior to the date of such meeting. The shareholders' meetings may be held without said publication, provided that 100% of the outstanding shares entitled to vote regarding the issues to be considered by said meeting are represented. In order to attend a shareholders' meeting, the shareholders must request and obtain an admission card. Said shareholders may obtain such, at least with the anticipation set in the call to the shareholders' meeting, by submitting adequate proof of ownership of the Company's shares. They shall obtain said admission by depositing the shares with Company's corporate secretary or with an institution authorized to accept said deposit. If a shareholder is entitled to attend a meeting, said shareholder may be represented by a proxy executed before two witnesses.

Dividends At the ordinary shareholders' meeting, the board of directors shall submit Company's financial statement for the previous fiscal year along with the report thereof to the shareholders. The shareholders, once they have approved the financial statements, shall determine the Company's distribution of net profits, corresponding to the previous fiscal year. Pursuant to law, 5% of said net profits must be set aside as a statutory capital reserve, which shall not be available for distribution until the amount of said legal reserve is equivalent to 20% of the Company's capital stock (before the effective re-expression thereof in constant pesos). The excess amounts of legal reserve fund shall be distributed to the other reserve funds established by the shareholders. These include a fund to purchase the shares from the Company. The remainder of the net profits, if any, shall be available for distribution as.

The series-A1 shareholders shall have equal rights per share to receive dividends and other distributions, including any distributions at the moment of Company's liquidation. Partially paid shares will participate in any distribution to the degree that they have been paid at the moment of distribution, or if they have not been paid, then solely regarding the paid portion.

Capital Stock Variations In general, the capital may be increased by additional contributions in cash or kind made by the shareholders, capitalization of liabilities or capitalization of certain entries of capital. Normally, an increase in the capital stock may not be made until all of the shares of capital stock previously issued and subscribed have been paid completely. A reduction of the capital stock may be carried out in order to absorb losses, redeem shares or release shareholders from pending payments. The reduction of the capital stock in order to redeem shares, reimbursing the shareholders must be done prorated manner or by draw. Also, shareholders may approve amortization of shares fully paid-in with profits withheld. Said amortization would be carried out by means of a share repurchased in the BMV (should the shares be registered therein).

The Company's fixed portion of capital stock may increase or decrease by a resolution of the general extraordinary shareholders' meetings and by an amendment to the bylaws, while the Company's variable portion may increase or decrease by a resolution of the general ordinary shareholders' meeting.

A shareholders' resolution is not needed to reduce the capital stock as a result of exercising the right to withdraw the shares corresponding to the variable portion of the capital stock or from the acquisition by the Company of its own shares or from increases to the capital stock resulting from the sale of shares that it previously purchased.

Right of First Refusal Except under certain circumstances, in the case of an increase of capital through the issuance of new shares for payment in cash or kind, a series-A1 shareholder at the moment of increasing the capital has a right of first refusal to subscribe enough number new shares so as to keep its same percentage of equity interest or in the case of an increase in capital through the issuance of shares entitled to a restricted vote or with limited corporate rights, to subscribe the number of shares to be issued that is enough to keep its same percentage of equity interest. Said right of first refusal must be exercised within the following 15 days after the date of the corresponding notification in the official newspaper of the Company's domicile or in one of the major newspapers in such domicile. It may also be exercised after the shareholders' meeting that approved the increase of capital if all the shareholders were represented in said meeting, otherwise said rights will expire. Pursuant to law, shareholders may not waive their right of first refusal in advance, except under certain circumstances. Furthermore, these may not be represented by a negotiable instrument aside from the corresponding share certificate.

*Foreign Investment Law* Ownership in the Company's capital stock by foreign investment is regulated by the Foreign Investment Law and the Regulation to the Foreign Investment Law. The Secretariat of Economics and the National Foreign Investment Commission are the agencies in charge of applying the Foreign Investment Law.

The bylaws establish that the Company can directly admit, as partners or shareholders, any foreign investor or corporation without a foreigner-exclusion clause.

*Minimum Fixed and Variable Capital* As a variable capital business corporation, the Company may issue shares corresponding to its fixed portion and shares corresponding to the variable portion of its capital stock. Presently, there are no shares of the Company corresponding to the variable portion of the capital stock or that are outstanding. If there were shares of variable portion, these may be withdrawn completely by their shareholders. Except under certain circumstances, the minimum capital may not be withdrawn. A shareholder of variable portion wishing to completely or partially withdraw said shares must notify the Company about said withdrawal through a written and signed notification. If the withdrawal notice is received before the last quarter of the fiscal year, said withdrawal will become effective at the close of the fiscal year in which the notification was sent. Otherwise, the withdrawal will become effective on the following fiscal year.

The redemption of the Company's variable portion of the capital stock shall be carried out at the lesser of (i) 95.0% of the average share price by operating volume traded in the BMV during the 30 business days before the date in which the withdrawal will become effective or (ii) the book value per share calculated by taking the Company's financial statements as a basis (approved by an ordinary shareholders' meeting) corresponding to the close of the fiscal year prior to the date of which the withdrawal will become effective. Any amount that the Company must pay will mature on the following day after the ordinary shareholders' meeting mentioned in item (ii) above.

*Duration* Pursuant to the Bylaws, the duration of the Company is indefinite.

*Share Repurchase* At any time, the Company may purchase its own shares through the BMV at any time at the prevalent market price. The authority to effect said purchases must be approved by the board of directors, which shall designate the executives responsible for carrying out said operations and the maximum amount that may be applied for said purpose, in the understanding that the resources earmarked for carrying out said operations may not, under any circumstances, exceed the total amount of the Company's net profit, including withheld profit. In the case of share repurchases, the amount of the operation shall be charged to the net worth while said shares pertain to the issuer or, should it be resolved that they be returned to the treasury, the Company's capital stock shall be automatically reduced by an amount equal to the theoretical value of each repurchased share (calculated by dividing the Company's outstanding capital stock by the number of outstanding shares prior to said repurchase). If the purchase price for said shares is greater than the assumed par value, the difference shall be charged to the net profits transferred to the special legal reserve created to repurchase the shares. Repurchased shares shall be kept in the Company's treasury to be later placed in the BMV. The net worth or, as the case may be, the Company's capital stock shall increase automatically at the moment said shares are resold for an amount equal to their assumed par value. Any excess amount shall be transferred to the aforementioned special legal reserve. The repurchased shares' corresponding equity rights and votes may not be exercised while these are owned by the Company. Moreover, said shares shall not be deemed as outstanding for the purpose of calculating quorums for declaring meetings in session or for voting in any shareholders' meeting during said period.

*Repurchase in the Case of Registry Cancellation* If the registry of Company's shares before the Securities Section of the RNV is cancelled, whether requested by the Company or pursuant to a resolution adopted by the CNBV, then the Company's bylaws and the CNBV's regulations require that majority shareholders must make a public tender to purchase the shares owned by the minority shareholders. Unless the CNBV approves a different price, said majority shareholders must purchase the shares at the highest price of either (i) the average estimated price by volume of corresponding operations to the shares for the 30 days before the date of the offer or (ii) the amount in the shareholders' ledger, reflected in the last quarterly report filed before the CNBV and the BMV before the date of the offer and the Company demonstrates that the amount to offer for the shares listed for the greater investing public be less that 300,000 investment unit.

*Shareholders' Conflict of Interest* Pursuant to law, any shareholder that has a conflict of interest regarding any operation whatsoever must abstain from voting on such matter at the corresponding shareholders' meeting. If a shareholder votes on a matter in which his or her interest conflict with those of the Company, such shareholder may be liable for damages if such transaction would not have been approved without his or her vote.

*Board Members' Conflict of Interest* Pursuant to law, any board member that has a conflict of interest with the Company must reveal this fact to the other board members and abstain from voting. Any board member that does not comply with the aforementioned provision may be liable for damages caused to the Company. Furthermore, the members of the board of directors and the statutory auditors may not represent other shareholders at any shareholders' meeting.

*Right to Withdraw* At all times when the shareholders approve an amendment to the corporate purpose, the Company's nationality or transformation into another kind of corporation, then any shareholder entitled to vote regarding said amendment or transformation that voted against such shall be entitled to withdraw from the Company. Said shareholder shall receive the amount calculated that according to law may be attributed to its shares. However, such shareholder must exercise its right to withdraw within 15 days after the date in which the aforementioned meeting was held. The amount that a withdrawing shareholder may receive is equivalent to its equity interest in the Company's capital stock pursuant to its most recent balance sheet approved by a general ordinary shareholders' meeting.

*Legal Actions Against Board Members* Pursuant to law, legal action may be filed for civil liability against the board members by resolution of the ordinary shareholders' meeting. If an ordinary shareholders' meeting decides to file such action, the defendants shall immediately stop being board members. Furthermore, the shareholders' representing at least 15.0% of the Company's outstanding shares may take direct action against the board members; provided that (i) said shareholders have not voted against taking such action in the corresponding shareholders' meeting and (ii) said lawsuit includes the damages that have been allegedly caused to the Company and all of its shareholders and not only to the plaintiffs individually. Said action may be exercised also in regard to statutory auditors, or as the case may be, against the members of the Audit Committee. Any reimbursement for such action shall inure to the benefit of the Company and not to the shareholders who filed such action.

*The Amendment to the LMV and other provisions*. On June 1, 2001, the Official Daily Gazette published the decree by which the LMV and the National Banking and Securities Commission Law were amended. The Company's bylaws have been adapted already to them LMV amendments published in the Official Daily Gazette on June 1, 2001.

The amendment included various aspects such as adjustments to certain exceptions to the general regime of the LGSM such as: a) Statutory Auditor: shareholders with or without voting rights, which represent at least ten percent (10%) of the capital may appoint a statutory auditor. Only when the remainder have been revoked, may the appointment of board members or statutory auditors designated by said shareholders shall be revoked; (b) Integration and Duties of the Board of Directors: The board shall be comprised of at least five (5) and no more than twenty (20) shareholding members, whereby at least twenty five percent (25%) must be independent. For every shareholding member a substitute shall be appointed; however, the substitute board members of an independent board member must have the same nature. The chairman shall have the tie breaking vote; (c) Audit Committee: an audit committee must be constituted with board members. The majority thereof must be independents and shall include the statutory auditor(s) who will attend the meetings as visitors with a right to be heard, but not to vote; (d) Opposing Interests: the board members, statutory auditors that attend the audit meetings and, as the case may be, the members of said committee, who during any operation have an opposing interest to the issuer must state it to the other board members or the audit committee members or aforementioned committees and abstain from deliberating and resolving. The person who contravenes this provision shall be liable for the damages and losses caused to the issuer; (e) Shareholders' Meetings: regarding shareholders' meetings, several provisions are established about their summons, information and documents related to every issue on the agenda; the powers of attorney to represent a shareholder, civil liability charges against board members; postponement of resolutions and opposition and suspension of resolutions.

Afterwards, on March 19, 2003, the General Provisions Applicable to Securities Issuers and Other Stock Market Participants were published in the Official Daily Gazette. Said provisions establish certain issues that must be included in the Company's bylaws.

The extraordinary shareholders' meeting dated December 8, 2003 approved the amendment to articles 6, 7, 8, 12, 13, 14, 20, 24, and 29 of the bylaws, and Article 20 B was added. Said articles were drafted as follows:

*ARTICLE SIX. Company's Capital. The Company's capital is variable. The minimum fixed capital stock not entitled to be withdrawn is $1,009,083,661.05 (ONE BILLION NINE MILLION EIGHTY THREE THOUSAND SIX HUNDRED AND SIXTY ONE PESOS WITH TWENTY FIVE CENTS, Mexican legal tender).This amount is represented by three billion nine hundred and thirty five million seventy six thousand seventy six ordinary, registered, without par value, completely subscribed and paid-in shares with full voting rights. Such shares correspond to series A-1 representing the minimum fixed portion of the capital stock. The variable portion of the capital stock shall be represented by registered shares without par value shares corresponding to series A-2 that represent the variable portion of the capital stock. The latter shares shall have the characteristics determined by the general shareholders' meeting that approves their issuance.*

*ARTICLE SEVEN. Acquisitions by the Subsidiaries. The Company's subsidiaries, as defined by the generally accepted accounting principles in Mexico, must not invest, directly or indirectly, in the Company's capital stock or in any other corporation regarding which the Company is a subsidiary except if said corporations in which the Company is a majority shareholder acquires shares of the to fulfill sale of shares options or plans that constitute or that may be granted or designated in favor of employees or directors or said corporations or of the Company; provided that the number of shares acquired for such purpose does not exceed 25% (twenty five percent) of the total number of outstanding shares of the Company.*

*Likewise, the Company's board of directors must approve the operations that its subsidiaries, as defined by the generally accepted accounting principles in Mexico, intend to enter into with related parties or that imply compromising their equity pursuant to the terms of Article 14 B-3, section I of the LMV. The Company shall establish measures to provide whatever is necessary in order for this paragraph to be complied with.*

*ARTICLE EIGHT. Increases and Decreases. Except for the increases or decreases from the purchases of its own shares as referred to under Article 14 B-3, section I of the LMV, the Company's variable capital may be increased or decreased without needing to amend the bylaws. The only formality for said increases or decreases shall be agreed by the Ordinary Shareholders' Meeting and for those minutes to be protocolized before a notary public; however, said deed need not be registered in the Commerce Section of the corresponding Public Registry of Property and Commerce. The minutes of a shareholders' meeting need not be protocolized when they concern a reduction to the capital in order to exercise the right to withdraw of any shareholder or in the case of increases or decreases as a result of the acquisition of its own shares as referred to under Article 14 B-3, section I of the LMV or in the case of a reduction to the capital in order to exercise the right to withdraw of any shareholder.*

*The minimum fixed portion of the corporation's capital may not be increased or decreased if without the approval of an Extraordinary Shareholders' Meeting and if the corporate bylaws are not subsequently reformed, unless derived from trading its own shares acquired by the Company through any means or to any person that authorized by the board of directors.*

*Both increases and decreases to the capital stock must be registered in the Company's ledger.*

*When the capital stock is increased, all the shareholders shall have a preferential right proportionate to the number of their shares of the corresponding series to subscribe those issued or outstanding. The right granted by this paragraph must be exercised during the following fifteen days after the corresponding decrees are published in the Official Daily Gazette or in any other leading newspaper in Mexico City. This right is not applicable as a result of the company's merger, conversion of obligations, for a public offering pursuant to Article 81 of the LMV and these bylaws and for the placement of its own shares acquired according to Article 14 B-3, sections I of the LMV.*

*In case such shares are not subscribed after the term corresponding to the shareholders' preferential right granted by the aforementioned article has expired, these shares may be offered to any person for their subscription and payment in the terms and dates established by the shareholders' meeting that approved the increase to the capital or in the terms and dates established by the board of directors of delegates appointed by the meeting for such purpose; provided that their offering price for third parties is not lower than that offered to the Company's shareholders for their subscription and payment.*

*The corporation may issue unsubscribed shares of any series or class that form part of the capital stock. These shall be kept in the corporation's treasury and shall be distributed when their subscription is carried out.*

*Likewise, by the previous authorization of the CNBV, the corporation may issue unsubscribed shares to be publicly traded; provided that these are kept in a securities deposit and comply with the conditions pursuant to Article 81 of the LMV.*

*At the Extraordinary Shareholders Meeting that decreed the issuance of unsubscribed shares, an explicit waiver must be made to the preferential right established by Article 32 of the LGSM.*

*Once there is the quorum, as set forth by the bylaws, the resolution taken shall produce its full effects. Said consequences shall affect those shareholders that did not attend the meeting; therefore, the corporations shall be at liberty to publicly trade the shares without needing to make the publication established by the article mentioned in the paragraph above. When a minority representing at least 25% (twenty five percent) of its voting capital stock votes against the issuance of unsubscribed shares, said issuance may not be carried out.*

*The summons to the extraordinary shareholders meeting must state expressly that it is called for the purposes established by Article 81 of the LMV. A special mention must be made to the contents of Section 10 of said article.*

*Any shareholder that votes against the resolutions during the meeting shall have the right to demand the corporation to trade its shares at the same price that the said issuance's shares are publicly traded. The corporation shall be obligated to trade first the shares belonging to the disgruntled shareholders.*

*ARTICLE TWELVE. Reduction to the Capital. The reductions to the fixed minimum capital not entitled to be withdrawn must be approved by the general ordinary shareholders' meeting. The reductions to the variable potion of the capital stock, except when the shareholders exercise their right to withdraw, shall be approved by the extraordinary shareholders' meeting or by the general ordinary* *shareholders' meeting, irrespectively. The corresponding minutes must be protocolized before a notary public.*

*The capital may be reduced pursuant to Article 35 and others of the LGSM and if the fixed portion is reduced besides the aforementioned provision, Article 9 of said legislation shall apply.*

*Regarding shares representing the corporation's capital stock that were recorded in the RNV, the procedure to exercise the shareholders' right to withdraw the variable portion besides being limited to the provisions under Articles 220 and 221 of the LGSM, shall be subject to the fact that the corresponding reimbursement is paid pursuant to the lowest value between: i) 95% (ninety-five percent) of the trading value that is obtained by the average of operations carried out during the thirty days in which the issuer's shares have been traded prior to the effective date of the withdraw during a period of no more than six months, or ii) if the number of days in which the issuer's shares have been traded is less than thirty days, the days which shall be taken into account are those in which the shares have been traded; or, the shares net worth according the balance sheet corresponding to the fiscal year previous to the one in which the separation should become effective, which was approved previously be the general ordinary shareholders' meeting.*

*The payment of the reimbursement may be demanded from the Corporation following the date in which the general ordinary shareholders' meeting that approved the balance sheet corresponding to the fiscal year in which the withdraw will become effective is held. A corporation's capital may never be reduced to less than the legal minimum.*

*ARTICLE THIRTEEN. Previous Authorization and Exclusion Offering. Article 130 of the LGSM establishes that the transference of shares issued by a Corporation, or certificates or instruments issued based upon said shares or rights to said shares may only be carried out by the board of director's previous authorization if the number of shares, rights to said shares that are intended to be transferred, in an act or series of acts, without deadline, or a group of related shareholders that act together becomes ten percent (10%) or more of the shares issued by the corporation with a right to vote. Pursuant to this article, if the board of directors denies the authorization, it shall designate one or more buyers for the shares. Said buyers must pay the stock market price to the interested party. If the shares are not recorded in the RNV and intermediaries, the price shall be determined pursuant to the aforementioned Article 130. Any party in breach of the paragraph above shall be obligated to pay liquidated damages to the Corporation for an amount equivalent to the price of all the shares, certificates or instruments representing the Corporation's capital stock that they own either directly or indirectly or that form part of a prohibited operation in the case of parties that have participated in the operation but do not own the shares issued by the corporation. If as a result of the operations, a percentage of shares, certificates or instruments representing the corporation's capital stock were acquired and that are equivalent to more than 10% (ten percent) of the capital stock, free-of-charge, the liquidated damages shall be equivalent to the market value of such shares, certificates or instruments provided that no authorization established in the previous paragraph existed. While the corporation keeps the shares that it issued, recorded in the RNV, the request above in the case of operations carried out in the stock market shall be subject additionally to the rules set forth by the LMV or those issued by the CNBV. Furthermore, the buyer or group of buyers that obtains or increases a significant equity in the corporation, without having previously requested the offering pursuant to the provision established under the general rules applicable to securities acquisitions that must be revealed and regarding public offerings to buy securities issued by the CNBV, may not exercise the corporate rights derived from the corresponding shares entitled to vote and the corporation shall abstain from recording said shares in the ledger referred to by articles 128 and 129 LGSM. Moreover, the majority of the board members that have been elected to serve before verifying any circumstance that could imply a change in control, must grant their authorization in writing through a resolution taken during a board meeting summoned expressly for such purpose pursuant to these bylaws so that a change in the corporation's control may be carried out. "Control" or "to control" means (i) to own the majority of ordinary voting shares of the corporation's capital stock or certificates or instruments issued based upon said shares; (ii) the authority to make, directly or* *indirectly, management and policy decisions for the corporation or its subsidiaries; or (iii) the authority to veto important decisions regarding the corporation or its subsidiaries' policies whether through ownership of the voting shares, by contract or otherwise. The board of directors shall be entitled to determine if any of the parties is acting together or coordinated for the purposes hereof. If the board of directors adopts such resolution, said parties must be deemed as one party for the purposes hereof.*

*While the corporation's shares are recorded in the Securities Section of the RNV, pursuant to the LMV and the applicable general provisions of the CNBV in the case of cancellation of the inscription of the corporation in the Securities Section of the RNV, the shareholders owning the majority of the ordinary shares or having the possibility, by any certificate, to take decisions in the general ordinary shareholders' meeting or appoint the majority of the corporation's board members shall be obligated to make a public purchase offer, previous to the cancellation, pursuant to Article 8, section III of the "Provisions Applicable to Securities Issuers and Other Stock Market Participants" issued by the CNBV.*

*The aforementioned shareholders shall be obligated to place in trust for at least six months the necessary funds to purchase the shares at the same price as the other investors when the public purchase offering is made and previous to the cancellation of the inscription in the RNV, the aforementioned shareholders who do not accomplish acquiring 100% (one hundred percent) of the paid-in capital stock.*

*ARTICLE FOURTEEN. General Shareholders' Meetings The general shareholders' meetings are the supreme managing board. General shareholders' meetings may be ordinary or extraordinary. Both shall be held at the corporation's headquarters, except in cases of Acts of God or force majeure.*

*Ordinary shareholders' meetings shall be called to discuss any issue that the Law or these bylaws do not set aside for extraordinary shareholders' meetings.*

*Ordinary shareholders' meetings shall be held at least once a year, within the four months after the end of the fiscal year. Aside from the issues on the agenda, said meeting shall carry out the following:*

*a) Discuss, approve or amend the board members' report under Article 62 of the LGSM by taking into account the statutory auditors' report and implementing the measures it deems necessary.*

*b) Appoint the board members and statutory auditors.*

*c) Determine the corresponding reimbursements for the board members and statutory auditors.*

*ARTICLE TWENTY. Board of Directors. A board of directors shall be in charge of the corporation's management. Said board shall be comprised of no less than 5 (five) and no more than 20 (twenty) members appointed by an ordinary shareholders' meeting. Said meeting may appoint a substitute for up to a number equivalent to the shareholding members and, if so, shall have the authority to determine the manner in which the substitutes shall stand-in for the shareholding members. If the meeting does not decide upon the foregoing, any substitute may stand-in for any shareholding members, irrespectively, and the substitutes appointed by the shareholders in exercise of a minority right may only stand-in for shareholding board members appointed by said minority.*

*The board members need not be shareholders. Any shareholder or group of shareholders that represents at least 10% (ten percent) of the ordinary shares dividing the capital stock shall be entitled to name a shareholding member and substitute. In said case, the foregoing shareholder may not exercise his voting rights to appoint the shareholding member and substitute that correspond to the majority's appointment. If any shareholder or group of shareholders that represents at least 10% (ten percent) of the ordinary shares dividing the capital stock exercises the right to appoint a shareholding member and substitute, the remaining majority shall only have the right to appoint the remainder of the* *board members that correspond to said majority. Said members may only be revoked when the appointment of rest is revoked, unless said removal is based upon a just cause pursuant to Article 14 B-3 of the LMV. The board members elected for one year shall continue in office even when the appointed term has expired until the persons designated to substitute them take office. Board members may be reelected and shall earn the wages determined by the general shareholders' meeting. Substitute board members shall stand-in for their corresponding board members when absent. For the purposes of the LMV and notwithstanding that said legislation does not require the incorporation in the bylaws of the requisites set forth below, additionally in regard to the board of directors, the following shall be complied with:*

*I. The board of directors shall be comprised of a minimum of 5 (five) and a maximum of 20 (twenty) shareholding members.*

*At least 25% (twenty five percent) of the board members must be independent pursuant to the provisions under Article 14 B-3 of the LMV.*

*II. Shares*

*III. Each shareholding members shall have a corresponding substitute; provided that said substitutes must have the same capacity.*

*IV. The Audit Committee's report must be submitted in the shareholders' meeting.*

*ARTICLE TWENTY BIS. Irrespective of the corporation's obligation to comply with the principles established in the second paragraph and its subsections of Article 20 of these bylaws, and while said Article is effective, failure to comply with said paragraph and its subsections for any reason, shall not generate or grant rights to third parties to challenge the lack of validity regarding the legal acts, contracts, agreements, covenant or any other act entered into by the corporations by means of or through its board of directors or any other intermediary, delegating, managing or representing board nor shall these be deemed as validity or existence requirements for such acts.*

*ARTICLE TWENTY FOUR. Authorities. The board of directors shall have the most extensive authorities to properly manage the corporation's business. Said board shall have a general power for lawsuits and collections, to administer assets and exercise ownership acts without any limitation whatsoever, which is to say with all the general and special authorities that require a special clause pursuant to law in terms of the first three paragraphs of Article 1554 of the Federal Civil Code and its correlative Civil Codes for the States of the Republic and other states of the Mexico, including the authority listed in Article 2,587 of the aforementioned legislation. The foregoing includes, but is not limited to the explicit authorities listed below:*

*I. Represent the corporation before any authority, whether federal, state or municipal; represent the corporation before any individual or legal entity, national or foreign; represent the corporation before conciliation boards and before the Board of Conciliation and Arbitration, whether federal or local, with the express authorities for all the purposes set forth in section two and three of Article 692 of the Federal Labor Law together with Articles 786 and 866 of the aforementioned legislation. Therefore, said board is authorized expressly to answer or propound interrogatories on behalf of the corporation, conciliate, settle and draft agreements; file criminal charges and complaints; file or desist from any kind of lawsuit or remedy including the writ of constitutional relief and represent the corporation before any authority, whether judicial, administrative or otherwise that aim at resolving labor disputes; submit lawsuits for constitutional relief and, as the case may be, desist from them; file complaints and, as the case may be grant a pardon; file criminal charges and become an assistant to the attorney general's office; desist, settle, submit to arbitration; answer and propound interrogatories; to challenge or receive payments.*

*II. To grant, subscribe, endorse and guarantee all manner of negotiable instrument.*

*III. Appoint the corporation's directors, employees, managers and attorneys-in-fact to whom it must states their duties, obligations and remuneration.*

*IV. Open or close offices, branches or agencies.*

*V. Acquire shares, equity interests or securities issued by third parties and exercise the right to vote on such shares or equity interests of other companies.*

*VI. Enter into, amend, terminate and rescind contracts.*

*VII. Accept on behalf of the corporation, agencies of Mexican or foreign individuals or legal entities.*

*VIII. Open bank accounts and withdraw deposits therefrom and appoint the persons authorized to use the corporate signature, deposit in said bank accounts and withdraw the deposits with the limitations established by the board.*

*IX. Establish security interests in personal or real property and create a trust in order to guarantee the Company's obligations and become a joint obligor, surety and, in general, become obligated regarding the fulfillment of third parties' obligations, therefore establishing security interests in personal or real property to ensure the fulfillment of said obligations.*

*X. Confer, substitute and delegate general and special powers for acts of ownership and administration, lawsuits and collections, provided that these do not substitute completely the Board's duties or revoke its powers-of-attorney.*

*XI. Confer authorities to grant, subscribe, endorse and guarantee all kinds of negotiable instrument; provided, however, that said authority to guarantee negotiable instruments must be granted always in order to be jointly exercise by at least two persons;*

*XII. Summon shareholders' meetings and execute the resolutions adopted thereby;*

*XIII. Execute any legal acts or adopt any decision that is necessary or expedient to achieve the corporate purposes.*

*XIV. It is the board of directors' sole authority to approve the operations that are not encompassed by the regular course of business and that may be carried out by the Company and its partners with persons that form part of the Company's administration or with whom said persons are connected in regard to assets, or as the case may be, a relationship by blood or marriage up to the second degree, the spouse or common-law spouse or if their subsidiaries intend to work with related parties representing the purchase or sale of 10% or more of the assets; granting security interest for an amount greater than 30% of the assets; as well as other operations for more than 1% of the Company's assets. The board members shall be liable for the resolutions reached for issued set forth under this section, except for the case established by Article 199 of the LGSM.*

*Neither the board member, chairman of the board, nor vice-presidents of the board, secretary, and assistant secretary for the sole fact their appointment shall be authorized to submit the testimony evidence and therefore, are prevented from answering interrogatories during the whole trial or procedure involving the corporation. The aforementioned authorities correspond exclusively to the delegates appointed by the board and for its attorneys-in-fact that have been expressly granted such.*

*ARTICLE TWENTY NINE . Audit Committee. The corporation, though its board of directors, shall create an audit committee that shall be comprised in the manner and terms below:*

*1 The audit committee is comprised of board members whereby the president and the majority thereof must be independent. The corporation's statutory auditors must attend their meetings as visitors with a right to be heard but not to vote.*

*2. The audit committee shall appoint a secretary, who shall not require being a member thereof. The secretary shall carry out the duties inherent to its office or that are assigned by such committee.*

*3. The duties of the audit committee are:*

*a. Draft an annual report about its activities and submit it to the board of directors;*

*b. Give an opinion about transactions with related persons, and*

*c. Propose hiring independent experts, if necessary, to give an opinion about the transactions set forth in Article Twenty-Four of these bylaws.*

*4. The audit committee may establish rules to regulate its performance."*

*Authorities of the board of directors – Decisions Based Upon Personal Interests* The Company's board of directors may establish payment plans for executives, although this authority is not established expressly in the bylaws. Neither the board of directors nor the other internal administrative bodies shall be authorized expressly to take decisions on any matter in which any of its members may have a personal interest.

*Corporate Rights Conferred by Shares* There is no distinction in the shares representing the Company's capital stock that grant different corporate rights to their holders regarding voting at general shareholders' meetings. Furthermore, to the best of the Company's knowledge, there is no agreement aside from the bylaws that will delay, prevent, defer or make more onerous a change in the management thereof.

The corporate rights conferred by the shares to each of the Company's shareholder are not restricted by any trust or any other existing mechanism.

*Intermediary Administrative Agencies* The Company has an auditing committee, which as an intermediary administrative body assists the board of directors with any decision-making regarding its duties. See section "Directors and Shareholders – Duties of the Auditing Committee."

*Restrictions* There are no articles in the bylaws or agreements amongst shareholders that limit or restrict the Company's administration or its shareholders in any manner whatsoever.

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| | 2T02 | 3T02 | 4T02 |
|---|---|---|---|
| Volume | 106,971,300 | 100,415,200 | 69,640,700 |
| Maximum | 8.49 | 6.64 | 6.63 |
| Minimum | 5.55 | 5.15 | 5.60 |
| Closure | 5.96 | 5.59 | 6.10 |

## 5) STOCK MARKET

*a) Shareholder Structure*

The Company has authorized 3,935,076,076 ordinary series-A-1 shares, which are registered, without par value and include the right to vote. As of December 31, 2003, 3,639,338,499 shares were outstanding.

*b) Performance of the Shares in the Stock Market*

Below is an information table that shows the performance of the shares in the BMV during the last two fiscal years.

[Space left blank intentionally]

Below is an information table that shows the quarterly performance of the shares in the BMV during the last fiscal year.

[Space left blank intentionally]

Below is an information table that shows the performance of the shares in the BMV during the last fiscal years.


May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02

| | May-02 | Jun-02 | Jul-02 | Aug-02 | Sep-02 | Oct-02 | Nov-02 | Dec-02 |
|---|---|---|---|---|---|---|---|---|
| Volume | 65,950,500 | 41,020,800 | 37,798,700 | 38,115,200 | 24,501,300 | 21,592,700 | 27,262,800 | 20,785,200 |
| Maximum | 8.49 | 7.43 | 6.64 | 6.50 | 6.35 | 6.50 | 6.63 | 6.63 |
| Minimum | 7.38 | 5.55 | 5.61 | 5.15 | 5.50 | 5.60 | 5.80 | 6.05 |
| Closure | 7.38 | 5.96 | 5.75 | 6.30 | 5.59 | 6.20 | 6.61 | 6.10 |

6) PERSONS IN CHARGE

The following contains the corresponding caveat under the terms set forth in Article 33 of the Provisions:

*CEO, Director of Finance and Administration, and Chief Counsel*

Pursuant to Article 33, Item b), of the "General Provisions Applicable to Securities Issuers and Other Stock Market Participants," published in the Federal Official Gazette on March 19, 2003:

> "We, the undersigned, state under oath, with respect to the area corresponding to our respective duties, we drafted the issuer's information contained in this brochure, which, to our faithful knowledge and understanding, reasonably reflects the issuer's standing.- Likewise, we state we have no knowledge of significant information's having been omitted or falsified in this brochure of this brochure's possibly causing an error on the part of investors."

Date:

[Signature on the original document].
MR.DANIEL HAJJ ABOUMRAD
CEO

Date:

[Signature on the original document]
MR. ARMANDO IBÁÑEZ VÁZQUEZ[1]
Director of Administration and Finance

[1] Because it is a holding company, the Company does not have employees or officers. Therefore, the officer singing this caveat has a similar or equivalent title as referred to in the General Provisions Applicable to Share Issuers or other Participants of the Stock Market, published in the Official Daily Gazette on March 19, 2003; provided that there is no such Chief Legal Counsel.

External Auditor

Pursuant to Article 33, Item b), of the "General provisions applicable to securities issuers and other stock market participants," published in the Federal Official Gazette on March 19, 2003 and exclusively regarding information in the audited financial statements according to the aforementioned Article, Section 1, Item a), Numeral 3 as well as any other financial information included in this annual report whose source are the financial statements audited by our firm, Mancera, S.C., Part of Ernst & Young Global:

I hereby state under oath that the financial statements for América Telecom, S.A. de C.V. and its subsidiaries to December 31, 2003 and 2002 contained in this annual report were audited according to the generally accepted accounting principles. Furthermore, I hereby state that within the scope of the work carried out to audit the aforementioned financial statements, I do not have knowledge of relevant financial information that has been omitted or falsified in this annual report or that it contains information that could induce the investors to err.

By: Signature on the original document

Name: Fernando Espinosa López
Title: External Auditor

Date: June 30, 2004

**AMÉRICA TELECOM, S.A. DE C.V.**
**AND SUBSIDIARIES**

**Consolidated Financial Statements**

Years Ended December 31, 2003 and 2002
with Report of Independent Auditors

# AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

## Consolidated Financial Statements

Years Ended December 31, 2003 and 2002

## Contents

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
América Telecom, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of América Telecom, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of America Central Tel, S.A. and subsidiaries at December 31, 2002, which were originally prepared in conformity with international accounting standards and collectively account for 9.8% of total assets and 8% of total operating revenues in 2002, were examined by other independent auditors. Consequently, our opinion, insofar as it relates to the financial information of such subsidiaries (prior to its conversion to accounting principles generally accepted in Mexico), is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of the financial statements of América Central Tel, S.A. and Telecom Américas, Ltd. to accounting principles generally accepted in Mexico performed by one of the Company's subsidiaries) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other independent auditors, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of América Telecom, S.A. de C.V. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Fernando Espinosa

Mexico City
February 27, 2004

## REPORT OF STATUTORY AUDITOR

To the Stockholders of
América Telecom, S.A. de C.V.

***In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of América Telecom, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2003, presented to you by the Board of Directors.***

Among the auditing procedures applied, I personally (or in my absence the alternate statutory auditor) attended the stockholders', board of directors' and audit committee meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors, dated February 27, 2004, issued as a result of their audit of the financial statements made in accordance with auditing standards generally accepted in Mexico. Such financial statements are the responsibility of the Company 's management.

***In my opinion, based on my examination and the report of the other independent auditors mentioned in the preceding paragraph, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present accurately, fairly and sufficiently, in all material respects, the consolidated financial position of América Telecom, S.A. de C.V. and subsidiaries at December 31, 2003, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.***

Alberto Tiburcio
Statutory Auditor

Mexico City
February 27, 2004

## AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

### Consolidated Balance Sheets

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

| | | December 31 2003 | | 2002 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and short-term investments | Ps. | **9,466,996** | Ps. | 9,581,309 |
| Marketable securities (Note 3) | | **794,873** | | 1,510,246 |
| Accounts receivable, net (Note 4) | | **11,431,543** | | 6,522,529 |
| Related parties (Note 17) | | **647,805** | | 609,456 |
| Inventories, net (Note 5) | | **5,229,256** | | 3,127,493 |
| Prepaid expenses and other current assets (Notes 6 and 7) | | **2,182,518** | | 946,614 |
| Total current assets | | **29,752,991** | | 22,297,647 |
| Long-term and other investments (Note 10) | | **2,548,599** | | 3,291,132 |
| Plant, property and equipment, net (Note 7) | | **71,161,642** | | 63,000,058 |
| Prepaid expenses (Note 6) | | **2,696,527** | | - |
| Licenses, net (Note 8) | | **25,807,951** | | 15,986,024 |
| Trademarks (Note 9) | | **7,884,781** | | 6,797,184 |
| Goodwill, net (Note 10) | | **10,234,707** | | 6,393,728 |
| Other non-current assets (Note 7) | | **2,297,288** | | - |
| Total assets | Ps. | **152,384,486** | Ps. | 117,765,773 |
| **Liabilities and stockholders' equity** | | | | |
| Current liabilities: | | | | |
| Short-term debt and current portion of long-term debt (Note 14) | Ps. | **13,228,323** | Ps. | 13,115,948 |
| Accounts payable and accrued liabilities (Note 13) | | **20,019,568** | | 11,401,056 |
| Taxes payable | | **2,983,266** | | 1,926,976 |
| Related parties (Note 17) | | **81,068** | | 46,446 |
| Deferred revenues | | **4,623,301** | | 2,806,820 |
| Total current liabilities | | **40,935,526** | | 29,297,246 |
| Long-term debt (Note 14) | | **46,143,042** | | 39,878,410 |
| Deferred taxes (Note 19) | | **3,592,801** | | 2,130,073 |
| Deferred credits | | **129,409** | | 574 |
| Total liabilities | | **90,800,778** | | 71,306,303 |
| Stockholders' equity (Note 18): | | | | |
| Capital stock | | **4,268,428** | | 4,295,060 |
| Stock premium | | **401,875** | | 401,875 |
| Retained earnings: | | | | |
| Prior years | | **6,747,578** | | 6,566,286 |
| Net income for the year | | **4,885,463** | | 1,549,339 |
| | | **11,633,041** | | 8,115,625 |
| Other accumulated comprehensive loss items | | **( 721,847)** | | ( 1,111,208) |
| Total majority stockholders' equity | | **15,581,497** | | 11,701,352 |
| Minority interest | | **46,002,211** | | 34,758,118 |
| Total stockholders' equity | | **61,583,708** | | 46,459,470 |
| Total liabilities and stockholders' equity | Ps. | **152,384,486** | Ps. | 117,765,773 |

The accompanying notes are an integral part of these financial statements.

## AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

### Consolidated Statements of Income

(Thousands of Mexican pesos, except earnings per share, with purchasing power at December 31, 2003)

| | Year ended December 31 2003 | 2002 |
|---|---|---|
| Operating revenues: | | |
| Services: | | |
| Usage charges | Ps. 48,849,771 | Ps. 32,858,240 |
| Monthly rent | 11,639,345 | 10,765,385 |
| Long-distance | 7,385,984 | 4,951,591 |
| Other services | 5,996,308 | 3,977,277 |
| Telephone equipment sales and other: | | |
| Sales of handsets and accessories | 12,069,564 | 7,195,849 |
| | 85,940,972 | 59,748,342 |
| Operating costs and expenses: | | |
| Cost of sales and services | 33,572,259 | 21,746,574 |
| Cost of sales and services with related parties | 3,902,024 | 3,637,594 |
| Commercial, administrative and general | 15,943,873 | 11,930,796 |
| Commercial, administrative and general with related parties | 529,053 | 657,215 |
| Depreciation and amortization (Notes 7 to 10) | 14,140,501 | 8,624,161 |
| Impairment in equity investment in subsidiaries and affiliates (Note 10) | - | 40,797 |
| | 68,087,710 | 46,637,137 |
| Operating income | 17,853,262 | 13,111,205 |
| Comprehensive financing income (cost): | | |
| Interest income | 2,587,830 | 1,462,554 |
| Interest expense | ( 4,153,559) | ( 2,791,361) |
| Interest income (expense) with related parties | 4,706 | ( 57,215) |
| Exchange gain (loss), net | 959,685 | ( 1,667,246) |
| Monetary position gain, net | 2,645,433 | 3,128,531 |
| Other financing income, net | ( 189,395) | ( 1,256,163) |
| | 1,854,700 | ( 1,180,900) |
| Other (expense) income, net | ( 1,053,351) | 286,006 |
| Income before income tax and employee profit sharing | 18,654,611 | 12,216,311 |
| Provisions for: | | |
| Income tax (Note 19) | 3,224,438 | 3,207,215 |
| Asset tax | 10,443 | 8,449 |
| Employee profit sharing | 247,938 | 202,324 |
| | 3,482,819 | 3,417,988 |
| Income before equity interest in net loss of affiliates | 15,171,792 | 8,798,323 |
| Equity interest in net loss of affiliates | ( 129,582) | ( 4,170,156) |
| Net income | Ps. 15,042,210 | Ps. 4,628,167 |
| Distribution of net income: | | |
| Majority interest | Ps. 4,885,463 | Ps. 1,549,339 |
| Minority interest | 10,156,747 | 3,078,828 |
| Net income | Ps. 15,042,210 | Ps. 4,628,167 |
| Weighted average number of common shares outstanding (million) | 3,690 | 3,752 |
| Net majority interest earnings per share | Ps. 1.324 | Ps. 0.413 |

The accompanying notes are an integral part of these financial statements.

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

## Consolidated Statements of Changes in Stockholders' Equity

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

| | Capital stock | Stock premium | Retained earnings: Reserve for purchase of Company's own shares | Retained earnings: Legal reserve | Retained earnings: Unappropriated | Retained earnings: Total | Other accumulated comprehensive (loss) income items | Total majority stockholders' equity | Minority interest | Comprehensive (loss) income | Total stockholders' equity |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2001 | Ps. 4,303,665 | Ps. 401,875 | Ps. 1,648,602 | | Ps. 4,975,047 | Ps. 6,623,649 | Ps. 3,687,008 | Ps. 15,016,197 | Ps. 42,823,70 | | Ps. 57,839,901 |
| Repurchase of Company's own shares | (8,605) | | (106,719) | | | (106,719) | | (115,324) | | | (115,324) |
| Repurchase of subsidiary's shares | | | | | 49,356 | 49,356 | | 49,356 | (2,241,350 | | (2,191,994) |
| Comprehensive income: | | | | | | | | | | | |
| Net income for the year | | | | | 1,549,339 | 1,549,339 | | 1,549,339 | 3,078,82 | Ps. 4,628,167 | 4,628,167 |
| Other comprehensive (loss) income items: | | | | | | | | | | | |
| Dividends paid by subsidiary | | | | | | | | | (415,349 | | (415,349) |
| Results from holding non-monetary assets | | | | | | | 669,381 | 669,381 | 1,284,63 | 1,954,011 | 1,954,011 |
| Effect of deferred income tax on result from holding non-monetary assets | | | | | | | (145,237) | (145,237) | (297,153 | (442,390) | (442,390) |
| Effect of translation of foreign entities of subsidiary | | | | | | | (5,322,360) | (5,322,360) | (9,475,192 | (14,797,552) | (14,797,552) |
| Comprehensive loss for the year | | | | | | | | | | Ps. (8,657,764) | |
| Balance at December 31, 2002 | 4,295,060 | 401,875 | 1,541,883 | | 6,573,742 | 8,115,625 | (1,111,208) | 11,701,352 | 34,758,11 | | 46,459,470 |
| Repurchase of Company's own shares | (26,632) | | (972,615) | | | (972,615) | | (999,247) | | | (999,247) |
| Increase in legal reserve | | | | 77,467 | (77,467) | | | | | | |
| Cumulative effect of adoption of a new accounting principle of subsidiary | | | | | (40,571) | (40,571) | | (40,571) | (71,503 | Ps. (112,074) | (112,074) |
| Increase in legal reserve for the cash purchase of Company's own shares | | | 1,536,750 | | (1,536,750) | | | | | | |
| Cash purchase of subsidiary's own shares | | | | | (290,252) | (290,252) | (32,026) | (322,278) | (583,765 | | (906,043) |
| Comprehensive income: | | | | | | | | | | | |
| Net income for the year | | | | | 4,885,463 | 4,885,463 | | 4,885,463 | 10,156,74 | 15,042,210 | 15,042,210 |
| Other comprehensive (loss) income items: | | | | | | | | | | | |
| Dividends paid by subsidiary | | | | | | | | | (506,597 | | (506,597) |
| Results from holding non-monetary assets | | | | | | | (1,972,189) | (1,972,189) | (3,644,523 | (5,616,712) | (5,616,712) |
| Effect of deferred income tax on results from holding non-monetary assets | | | | | | | (20,417) | (20,417) | (38,711 | (59,128) | (59,128) |
| Excess of the book value over price paid of subsidiary | | | | | (64,609) | (64,609) | | (64,609) | (113,869 | | (178,478) |
| Effect of translation of foreign entities of subsidiary | | | | | | | 2,413,993 | 2,413,993 | 4,460,95 | 6,874,951 | 6,874,951 |
| Minority interest | | | | | | | | | 1,585,35 | | 1,585,356 |
| Comprehensive income for the year | | | | | | | | | | Ps. 16,129,247 | |
| Balance at December 31, 2003 | Ps. 4,268,428 | Ps. 401,875 | Ps. 2,106,018 | Ps. 77,467 | Ps. 9,449,556 | Ps. 11,633,041 | Ps. (721,847) | Ps. 15,581,497 | Ps. 46,002,21 | | Ps. 61,583,708 |

The accompanying notes are an integral part of these financial statements.

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

**Consolidated Statements of Changes in Financial Position**

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

| | Year ended December 31 2003 | 2002 |
|---|---|---|
| **Operating activities:** | | |
| Net income | Ps. **15,042,210** | Ps. 4,628,167 |
| Add (deduct) items not requiring the use of resources: | | |
| Depreciation | **9,726,756** | 6,426,161 |
| Amortization | **4,413,745** | 2,198,000 |
| Amortization of loss on sale and lease back | **134,042** | - |
| Amortization of prepaid expenses | **75,428** | - |
| Deferred income tax | **27,147** | ( 389,072) |
| Impairment in equity investment in affiliates | **-** | 40,797 |
| Equity interest in net loss of affiliates | **129,582** | 4,170,156 |
| Changes in operating assets and liabilities: | | |
| Decrease (increase) in: | | |
| Accounts receivable | **( 4,892,157)** | ( 1,690,500) |
| Prepaid expenses and other current assets | **( 4,083,330)** | ( 255,528) |
| Inventories | **( 2,107,763)** | 619,915 |
| Other non-current assets | **( 2,484,790)** | - |
| Increase (decrease) in: | | |
| Accounts payable and accrued liabilities | **8,618,512** | 903,093 |
| Related parties | **( 3,727)** | 950,392 |
| Deferred revenues and credits | **1,945,317** | 1,102,973 |
| Taxes payable | **1,056,290** | 623,794 |
| Deferred taxes | **1,435,581** | - |
| Resources provided by operating activities | **29,032,843** | 19,328,348 |
| **Financing activities:** | | |
| New loans | **28,763,194** | 44,145,118 |
| Repayment of loans | **( 22,386,187)** | ( 19,980,390) |
| Decrease in capital stock and retained earnings due to purchase of Company's own shares | **( 1,905,290)** | ( 2,307,318) |
| Cash dividends paid | **( 506,597)** | ( 415,349) |
| Resources provided by financing activities | **3,965,120** | 21,442,061 |
| **Investing activities:** | | |
| Investment in plant, property and equipment | **( 22,353,512)** | ( 25,487,845) |
| Investment in subsidiaries and affiliated companies | **( 2,247,008)** | 376,110 |
| Initial cash from companies acquired | **-** | 1,562,042 |
| Investment in licenses | **( 7,419,855)** | ( 13,770,112) |
| Investment in trademarks | **( 1,807,274)** | ( 6,798,184) |
| Investment in marketable securities | **715,373** | 10,150,447 |
| Resources used in investing activities | **( 33,112,276)** | ( 33,966,542) |
| Net (decrease) increase in cash and short-term investments | **( 114,313)** | 6,802,867 |
| Cash and short-term investments at beginning of year | **9,581,309** | 2,778,442 |
| Cash and short-term investments at end of year | **Ps. 9,466,996** | Ps. 9,581,309 |

The accompanying notes are an integral part of these financial statements.

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

**Notes to Consolidated Financial Statements**

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

## 1. Description of the Business

### a) Spin-off from Carso Global Telecom, S.A. de C.V.

América Telecom, S.A. de C.V. (hereinafter the Company or América Telecom) was incorporated on November 30, 2001, as a result of the spin-off from Carso Global Telecom, S.A. de C.V. (hereinafter Telecom).

The principal assets of América Telecom at December 31, 2003 and 2002 consist of the equity investment in América Móvil, S.A. de C.V. and subsidiaries (América Móvil), as well as in another company in the telecommunications sector.

Teléfonos de México, S.A. de C.V. (Telmex), a subsidiary of Telecom and Radiomóvil Dipsa, S.A. de C.V. (Telcel), a significant subsidiary of América Telecom, have extensive operational relationships, including, among others, the interconnection of their respective networks and the common use of facilities, particularly with respect to the offices and installation they share on premises owned by Telmex. These operational relationships are subject to various agreements, which for the most part, were in place prior to the spin-off. Most of these agreements are subject to specific regulations governing all telecommunications operations. The terms of these agreements are similar to those under which each of these subsidiaries does business with unaffiliated parties.

The Company has no employees of its own; all administrative services are provided by an affiliate.

### b) Operations of the Company

América Telecom is the leading provider of wireless communications services in Mexico through its subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the tradename "Telcel". América Telecom has the most extensive nationwide cellular telecommunications coverage in Mexico.

Additionally, América Telecom has equity investments in subsidiaries and affiliated companies in the telecommunications sector in Guatemala, Ecuador, Brazil, Argentina, Colombia, Nicaragua, El Salvador and the United States.

At December 31, 2003 and 2002, the America Telecom's equity interest in its principal subsidiaries and affiliated companies is as follows:

(Thousands of Mexican pesos with purchasing power

## 1. Description of the Business (continued)

### b) Operations of the Company (continued)

| Name of company | Location | Equity interest at December31, 2003 | 2002 |
|---|---|---|---|
| **Subsidiaries: (1)** | | | |
| **América Móvil, S.A. de C.V.** | Mexico | 36.2% | 32.8% |
| **Sercotel, S.A. de C.V.** | Mexico | **100.0** | 100.0 |
| **Radiomóvil Dipsa, S.A. de C.V.** | Mexico | **100.0** | 100.0 |
| **TracFone Wireless, Inc.** | USA | **98.2** | 97.8 |
| **Telecom Américas, Ltd: (2)** | Bermuda | **97.5** | 96.5 |
| ATL-Algar Telecom Leste, S.A. | Brazil | **97.5** | 96.5 |
| Americel, S.A. | Brazil | **96.0** | 78.1 |
| Telet, S.A. | Brazil | **96.5** | 78.6 |
| Tess, S.A. | Brazil | **97.5** | 96.5 |
| BSE, S.A. | Brazil | **97.5** | |
| BCP, S.A. | Brazil | **97.5** | |
| **América Central Tel, S.A. (ACT): (3)** | Guatemala | **100.0** | 96.9 |
| Telecomunicaciones de Guatemala, S.A. | Guatemala | **98.8** | 96.0 |
| Newcotel, S.A. | Guatemala | **98.8** | 96.0 |
| Servicios de Comunicaciones Personales Inalámbricas, S.A., (Sercom) | Guatemala | **98.8** | 96.0 |
| Telglob, S.A. | Guatemala | **98.8** | 96.0 |
| Telefonía Publica de Guatemala, S.A. (Publitel) | Guatemala | **98.8** | 96.0 |
| **Estel, LLC** | Delaware | **100.0** | |
| Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE) (4) | El | **51.0** | |
| CTE Telecom Personal , S.A. de C.V. (Personal) | El Salvador | **51.0** | |
| Cablenet, S.A. de C.V. (Cablenet) | El | **51.0** | |
| Telecomoda, S.A. de C.V. (Telecomoda) | El | **51.0** | |
| Publicom, S.A. de C.V. (Publicom) | El | **51.0** | |
| **Comunicación Celular, S.A. (Comcel): (5)** | Colombia | **95.67** | 95.7 |
| Occidente y Caribe Celular, S.A. (Occel) | Colombia | **93.4** | 95.2 |
| Celcaribe, S.A. | Colombia | **94.0** | |
| **Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)** | Ecuador | **100.0** | 80.6 |
| **Techtel-LMDS Comunicaciones Interactivas,** | Argentina | **60.0** | 60.0 |
| **Corporativo Empresarial de Comunicaciones, S.A. de C.V.** | Mexico | 99.9% | 99.9% |

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

## 1. Description of the Business (continued)

### b) Operations of the Company (continued)

| Name of company | Location | Equity interest at December31, 2003 | 2002 |
|---|---|---|---|
| CTI Holdings, S.A. (6) | Argentin | **92.0** | |
| CTI Compañía de Teléfonos del Interior, S.A. (CTI Interior) | Argentina | **92.0** | |
| CTI PCS, S.A. (CTI PCS) | Argentin a | **92.0** | |
| **Affiliates: (1)** | | | |
| Organización Recuperadora de Cartera, S.A. de C.V. | Mexico | **45.0** | 45.0 |
| US Commercial Corporation, S.A. de C.V. | Mexico | **29.7** | |
| Génesis Telecom., S.A. | Venezuela | **25.0** | 25.0 |
| Iberbanda, S.A. | Spain | **17.8** | 18.6 |
| Network Access Solutions | USA | **2.0** | 2.0 |
| CompUSA, Inc. | USA | | 49.0 |

(1) See Note 10 for a description of activity in subsidiaries and affiliates.
(2) The name "Telecom Américas" as used hereinafter will refer collectively to the companies ATL, Americel, Telet, Tess, BCP and BSE.
(3) Includes Nicaragua operations.
(4) The name "CTE" as used hereinafter will refer collectively to the companies CTE, Personal, Cablenet, Telecomoda and Multicom.
(5) The name "Comcel" as used hereinafter will refer collectively to the companies Comcel, Occel and Celcaribe.
(6) The name "CTI" as used hereinafter will refer collectively to the companies CTI Holdings, CTI Interior and CTI PCS.

América Telecom through its subsidiaries has licenses to install, operate and manage mobile telecommunications services in Mexico, Guatemala, Nicaragua, El Salvador, Ecuador, Colombia, Argentina and Brazil. Such licenses will expire on various dates between the years 2008 and 2018.

Except as mentioned in the following paragraphs, the licenses granted to the Company do not require royalty payments to the respective governments.

As payment for the 800-megahertz (Band B) licenses awarded in Mexico, the Mexican Federal government receives a percentage of Telcel's gross annual revenues ranging from 5% to 10%.

Licenses awarded in Brazil, Colombia, Argentina and Ecuador generate the payment of contributions to their respective governments, based in some cases on revenues and in other cases on the number of channels in operation.

*1. Description of the Business (continued)*

*b) Operations of the Company (continued)*

Telgua and CTE provide fixed-line telephone services.

TracFone Wireless, Inc. (TracFone) resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from carriers throughout the United States. TracFone's revenues are also derived from the sale of cellular telephones and accessories. TracFone provides services throughout the United States, Puerto Rico and the Virgin Islands.

In December 2002, the Mexican Federal government awarded Telcel a license to install, operate and manage basic radiotelephone domestic and international long-distance and data transmission services in Mexico. The term of the license is for 15 years, which may be extended at the discretion of the Mexican government.

In February 2003, Telecom Américas switched its original Band B cellular concessions, from a mobile cellular communications system (SMC) to personal communication services (PCS). This change will allow these companies to exercise an option to extend the life of the licenses for an additional 15 years, upon payment of a certain fee.

## 2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

### a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Minority interest relates to the interest of América Móvil and its foreign subsidiaries.

## 2. Significant Accounting Policies (continued)

*b) Revenue recognition*

The Company's revenues include: usage charges, monthly rent, incoming interconnection, long-distance charges, value added services and proceeds from sales of handsets and accessories and charges for other services.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

Except for Mexico and Colombia, monthly basic rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided.

Revenues from interconnections, which consist of calls of other carriers that enter America Movil's own cellular network (incoming interconnection), are recognized at the time the service is provided. Such services are billed at rates previously agreed with the other carriers, which are regulated by the respective authorities.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue upon shipment, provided the Company is under no obligation to hold or store merchandise or for possible damages in handling merchandise. The cost of telephone equipment delivered to customers under non-prepaid plans is charged to income at the time the respective agreements are signed.

Telgua and CTE's revenues from fixed-line telephone installation fees are recognized over the estimated useful life of subscribers.

***c) Cost of cellular telephone equipment***

Costs related to cellular telephone equipment are charged to operations at the time the telephones are delivered to the distributor or customer.

## 2. Significant Accounting Policies (continued)

### *d) Interconnection costs*

Interconnection costs represent the costs of calls of other carriers that enter the Company's own cellular network, the costs of link-ups between fixed and cellular networks, long distance charges and rent paid for use of infrastructure (links and ports), all of which are recognized as costs at the time the service is received.

### *e) Commissions paid to distributors*

Commissions paid to distributors for activations are charged to income at the time of activation of new customers, which corresponds to the time the distributor is paid. Commissions for loyalty and activation volumes are accrued based on factors determined by the Company.

### f) Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, *Accounting Recognition of the Effects of Inflation on Financial Information*, issued by the Mexican Institute of Public Accountants (MIPA).

Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2003. The December 31, 2003 restatement factor applied to the financial statements at December 31, 2002 was 3.98%, which represents the annual rate of inflation for 2003 based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the central bank). Accordingly, the financial statements have been restated as follows:

Telephone plant, property and equipment and construction in progress were restated as described in Note 7. Depreciation is computed on the restated value of telephone plant and equipment using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put into use.

Annual depreciation rates are as follows:

| | |
|---|---|
| Telephone plant | 10% to 33% |
| System performance monitoring equipment included in telephone plant | 33% |
| Buildings | 3% |
| Other assets | 10% to 25% |

(Thousands of Mexican pesos with purchasing power

**2. Significant Accounting Policies (continued)**

**f) Recognition of the effects of inflation (continued)**

In Mexico, inventories are restated based on factors derived from the NCPI. Due to the high turnover, it is estimated that inventories are presented at their replacement cost, which is not in excess of market value. Foreign subsidiaries record their inventories at replacement value, not in excess of market. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

Capital stock, retained earnings and other non-monetary assets were restated based on the NCPI.

Other accumulated comprehensive loss items include the deficit from restatement of stockholders' equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2003 aggregates Ps. 16,471, the result from holding non-monetary assets, which represents the net difference between restatement by the specific indexation method (see Note 7) and restatement based on the NCPI, which at December 31, 2003 aggregates Ps. 5,731,002, deferred taxes allocated to equity for the result from holding non-monetary assets and the effect of translation of foreign subsidiaries.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts are included in the statements of income under the caption Comprehensive financing income (cost).

Mexican accounting Bulletin B-12, *Statement of Changes in Financial Position,* issued by the MIPA specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operating activities.

**g) Basis of translation of financial statements of foreign subsidiaries**

The financial statements of foreign subsidiaries and affiliates, located in Guatemala, Nicaragua, El Salvador, Ecuador, Colombia, Argentina, Brazil and the United States, which in the aggregate account for approximately 39% and 29% of the Company's total operating revenues in 2003 and 2002 and approximately 65% and 58% of the Company's total assets in 2003 and 2002, respectively, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, *Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations*, issued by the MIPA, as follows:

(Thousands of Mexican pesos with purchasing power

## 2. Significant Accounting Policies (continued)

### g) Basis of translation of financial statements of foreign subsidiaries (continued)

- The financial statements as reported by the subsidiaries abroad were adjusted by management in Mexico to conform to Mexican GAAP, which includes, among other, the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, using restatement factors of each country.

- The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows: 1) all balance sheet amounts, except for stockholders' equity accounts, were translated at the prevailing exchange rate at year-end; 2) stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated, 3) statement of income accounts were translated at the exchange rate at the end of the reporting period.

- Exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of income.

At December 31, 2003 and 2002, translation income (loss) aggregated Ps. 6,874,951 and Ps. (14,797,552), respectively, and is included in stockholders' equity under the caption Effect of translation of foreign entities in Other accumulated comprehensive loss items.

The Company's financial statements at December 31, 2002 were restated to constant Mexican pesos with purchasing power at December 31, 2003 based on the annual rate of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

### h) Cash, cash equivalents and marketable securities

Cash and cash equivalents are represented principally by bank deposits and highly liquid investments with maturities of three months or less; and marketable securities are represented by equity securities and foreign government bonds held for trading purposes. Both are stated at market value.

**2. Significant Accounting Policies (continued)**

**i) Allowance for doubtful accounts**

Doubtful accounts are provided for based on the operating conditions of each subsidiary. Accounts are provided for when they are between 90 and 120 days old.

**j) Licenses**

Licenses to operate wireless telecommunications networks are amortized using the straight-line method over the term of the license. The licenses to operate wireless mobile services (PCS) in Mexico, Guatemala, Ecuador, Colombia, Brazil and Argentina are being amortized over periods ranging from 15 to 20 years. (See Note 8).

**k) Trademarks**

Trademarks are recorded at their market values at the date acquired, as determined by an independent expert using the discounted cash-flow techniques and are amortized using the straight-line method over their estimated useful lives. Trademarks relate principally to subsidiaries over which the Company acquired control in 2003 and 2002. (See Note 9).

**l) Equity investments in affiliates**

The investment in shares of affiliates in which the Company has significant influence and holds an equity interest of 10% or more is accounted for using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and the stockholders equity of the investees at the time such results are determined. (See Note 10).

**m) Goodwill**

Goodwill represents the excess purchase price over the fair value of the net assets of subsidiaries and affiliates acquired and is amortized in a period of five to ten years. (See Note 10).

**n) Exchange differences**

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

(Thousands of Mexican pesos with purchasing power

**2. Significant Accounting Policies (continued)**

**o) Employee benefits obligations**

The cost of seniority premiums for the applicable subsidiaries is recognized periodically during the years of service of employees, based on actuarial computations made by independent actuaries, using the projected unit-credit method and financial hypotheses net of inflation, as required by Mexican accounting Bulletin D-3, *Labor Obligations,* issued by the MIPA (See Note 12). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

**p) Income tax and employee profit sharing**

Bulletin D-4, *Accounting for Income Tax, Asset Tax and Employee Profit Sharing,* issued by the MIPA, requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date. Accordingly, the provision for income tax includes both the current year tax and the deferred portion. See Note 19 for additional information.

In conformity with Bulletin D-4, employee profit sharing is recognized only on temporary differences that are considered to be non-recurring and that have a known turnaround time.

**q) Advertising**

All advertising costs are expensed as incurred. For the years ended December 31, 2003 and 2002, advertising expenses amounted to approximately Ps. 2,627,498 and Ps.1,544,918, respectively.

**r) Comprehensive income**

In conformity with Bulletin B-4, *Comprehensive Income,* issued by the MIPA, comprehensive income (loss) in América Telecom consists of current year net income or loss shown in the statement of income plus the current year result from holding non-monetary assets, the effects of translation of foreign subsidiaries, the minority interest and the effects of deferred taxes applied directly to stockholders' equity.

**s) Earnings per share**

The Company determined earnings per share by dividing current year majority net income by the average weighted number of shares issued and outstanding during the period, as specified in Mexican accounting Bulletin B-14, *Earnings per share*, issued by the MIPA. To determine the average weighted number of shares issued and outstanding in 2003 and 2002, the number of repurchased treasury shares has been excluded from the computation.

## 2. Significant Accounting Policies (continued)

### t) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from these estimates.

### u) Concentration of risk

The Company invests a portion of its surplus cash in deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities to maintain safety and liquidity. The Company has not experienced any important losses in its marketable securities. América Telecom does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company's customer base is geographically diverse, thus spreading the trade credit risk.

The Company operates internationally; consequently, it is exposed to market risks for fluctuations in exchange rates and other events.

Approximately 34% and 56% of the Company's aggregate interconnection expenditures in its cellular network for the years ended December 31, 2003 and 2002, respectively, represented services rendered from one supplier; approximately 75% and 75% of the aggregate cost of telephone equipment for such periods represented purchases from three suppliers; and approximately 65% and 90% of telephone plant purchases were made from two suppliers.

***If any of these suppliers fails to provide the Company with services or equipment on a timely and cost-effective basis, the Company's business and results of operations could be adversely affected.***

### v) Financial instruments

The Company follows the requirements of Bulletin C-2, *Financial Instruments,* issued by the MIPA, which establishes the rules to be observed by issuers of and investors in financial instruments when valuing, presenting and disclosing these instruments in their financial information. Bulletin C-2 requires that financial instruments (derivatives) be recognized as assets and liabilities and that the determined gains and losses on such instruments be credited and charged, respectively, to income.

## 2. Significant Accounting Policies (continued)

### v) Financial instruments (continued)

***With the aim of reducing its financing costs, the Company uses derivatives such as interest-rate swaps and cross-currency swaps. Those instruments have been recorded at their market values, and changes in the market values are charged or credited to operations. (See Note 11).***

### w) New accounting pronouncements

***Intangible Assets.-*** Effective January 1, 2003, the Company adopted the requirements of Mexican accounting Bulletin C-8, *Intangible Assets,* issued by the MIPA, which, among other things, specifies that project development costs are to be capitalized if they meet certain established requirements with respect to their recognition as assets. Pre-operating costs are to be recognized as an expense of the period and intangible assets with indefinite useful lives are not to be amortized, but instead evaluated annually for impairment. Unamortized balances of pre-operating expenses capitalized through December 31, 2003 in terms of the previous Bulletin C-8 are to be amortized as specified in such bulletin. The adoption of these new rules did not have any effect on the Company's financial statements.

***Liabilities, Provisions, Contingent Assets and Liabilities and Commitments.-*** Effective January 1, 2003, the Company also adopted the requirements of Mexican accounting Bulletin C-9, *Liabilities, Provisions, Contingent Assets and Liabilities and Commitments*, issued by the MIPA which is more precise in defining provisions, accrued liabilities and contingent liabilities, and it contains new requirements with respect to the recording of provisions, the use of the present value and the early retirement of debt securities or their replacement by a new issue. Bulletin C-9 also specifies the rules for the valuation, presentation and disclosure of liabilities and provisions.

As a result of the application of Bulletin C-9, the Company recorded a provision at present value of Ps. 155,830 for costs related to retirement of assets. The amount of such provision was estimated using prevailing prices in each country in which the Company operates. The initial cumulative effect of the application of this new accounting pronouncement represented an adjustment of Ps. 112,074 to the balance of retained earnings at the beginning of the year.

Rates used to discount the provision to present value were computed by each subsidiary considering, among other factors, the economic situation of their respective countries (country risk), cost of debt and free rate risk.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

**2. Significant Accounting Policies (continued)**

**w) New accounting pronouncements (continued)**

***Accounting for the Impairment or Disposal of Long-Lived Assets.-*** In March 2003, the MIPA issued Bulletin C-15, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the observance of which is compulsory for fiscal years beginning on or after January 1, 2004. Bulletin C-15 defines the rules for computing and recognizing losses derived from the impairment of assets and their reversal, as well as for presenting and disclosing both assets whose values have been impaired and discontinued operations. The Company adopted early this new Bulletin in 2003. Adoption of this guideline did not affect the Company's financial position or results of operations.

***Segment Financial Information.-*** The requirements of Mexican accounting Bulletin B-5, *Segment Financial Information*, issued by the MIPA, went into effect on March 14, 2003. Bulletin B-5 specifies that analytical financial information is to be disclosed by operating segment, as well as by product and service, by geographical area and similar customer groups (See Note 21).

*x) Reclassifications*

Some amounts shown in the 2002 financial statements as originally issued have been reclassified for uniformity of presentation with 2003.

(Thousands of Mexican pesos with purchasing power

### 3. Marketable Securities

A summary of marketable securities as of December 31, 2003 and 2002 is as follows:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | **Cost** | **Fair Value** | Cost | Fair Value |
| Government bonds | **Ps. 355,439** | **Ps. 371,221** | Ps. 1,214,318 | Ps. 1,297,176 |
| Equity securities | **469,674** | **423,652** | 481,746 | 213,070 |
| | **Ps. 825,113** | **Ps. 794,873** | Ps. 1,696,064 | Ps. 1,510,246 |

At December 31, 2003 and 2002, net unrealized losses on marketable securities were Ps. 30,240 and Ps. 185,801, respectively. Net realized gains were Ps. 487,244 and Ps. 299,771 in 2003 and 2002, respectively.

### 4. Accounts Receivable

Accounts receivable consist of the following:

| | 2003 | 2002 |
|---|---|---|
| Subscribers | **Ps. 8,746,157** | Ps. 3,114,715 |
| Cellular operators for interconnections | **949,935** | 407,067 |
| Retailers | **1,571,312** | 2,602,319 |
| Recoverable taxes | **1,195,570** | 360,614 |
| Other | **848,984** | 478,492 |
| | **13,311,958** | 6,963,207 |
| Less: Allowance for bad debts | **(1,880,415)** | (440,678) |
| Total | **Ps. 11,431,543** | Ps. 6,522,529 |

Activity in the allowance for bad debts for the years ended December 31, 2003 and 2002 was as follows:

| | 2003 | 2002 |
|---|---|---|
| Opening balance as of December 31 | **Ps. (440,678)** | Ps. (156,805) |
| Increases charged to costs and expenses | **(855,926)** | (668,787) |
| Effect of acquired companies | **(1,252,315)** | |
| Less: charges to allowance | **668,504** | 384,914 |
| Ending balance | **Ps. (1,880,415)** | Ps. (440,678) |

(Thousands of Mexican pesos with purchasing power

## 5. Inventories

Inventories consist of the following:

| | | 2003 | | 2002 |
|---|---|---|---|---|
| Cellular telephones and accessories | **Ps.** | **5,427,107** | Ps. | 3,160,808 |
| Less: | | | | |
| Reserve for obsolete inventories | | **( 197,851)** | | ( 33,315) |
| Total | **Ps.** | **5,229,256** | Ps. | 3,127,493 |

*6. Prepaid Expenses*

In September 2003, Telcel entered into an agreement with Operadora Unefon, S.A. de C.V., whereby the latter agrees to provide Telcel exclusive and uninterrupted access to a nationwide wireless network using the 1850-1865 MHz / 1930-1945 MHz (Band "A") radio spectrum, for a 16-year period. Under the terms of the agreement, Telcel paid in advance a total consideration of Ps. 2,925 million (US$ 267.7 million) that represented the present value of the amounts due over the term of the contract and which is being amortized using the straight-line method over a 16-year period.

Current portion of prepaid expenses amounts to Ps. 184,797 and long-term portion of prepaid expense amounts to Ps. 2,696,527.

## 7. Plant, Property and Equipment

a) Plant, property and equipment consist of the following:

| | | 2003 | | 2002 |
|---|---|---|---|---|
| Telephone plant and equipment | *Ps.* | *83,725,347* | Ps. | 67,853,243 |
| Land and buildings | | **7,050,009** | | 7,031,225 |
| Other assets | | **14,832,107** | | 12,018,185 |
| | | **105,607,463** | | 86,902,653 |
| Less: Accumulated depreciation | | **( 40,909,625)** | | ( 28,924,007) |
| Net | | **64,697,838** | | 57,978,646 |
| Construction in progress and advances to equipment suppliers and contractors | | **5,557,136** | | 4,012,202 |
| Inventories for use in construction of the telephone plant | | **906,668** | | 1,009,210 |
| Total | **Ps.** | **71,161,642** | Ps. | 63,000,058 |

(Thousands of Mexican pesos with purchasing power

**7. Plant, Property and Equipment (continued)**

b) Included in plant, property and equipment are the following assets held under capital leases:

| | 2003 | 2002 |
|---|---|---|
| Assets under capital leases | Ps. 1,022,071 | Ps. 45,082 |
| Less: Accumulated depreciation | ( 60,853) | ( 44,033) |
| | Ps. 961,218 | Ps. 1,049 |

c) In 2003, Telcel entered into a Ps. 950 million sale and lease back agreement of a portion of its telephone plant with an unrelated party. Such transaction gave rise to a loss of approximately Ps. 2,784 million, which in conformity with Mexican accounting Bulletin D-5, *Leases*, issued by the MIPA, was deferred and is being amortized based on the remaining useful life of the asset. The Company recorded the telephone plant under the sale and leaseback agreement as a capital lease and the corresponding liabilities are represented by minimum future payments (see Note 16). Capitalizable assets under lease are depreciated over the life of the agreement. Derived from the transaction mentioned above, the Company also recorded a deferred tax liability of approximately Ps. 889 million.

Current portion of the deferred charge amounts to Ps. 397,250 and long-term portion of the deferred charge amounts to Ps. 2,297,288.

d) Depreciation expense for the years ended December 31, 2003 and 2002 was Ps. 9,726,756 and Ps. 6,426,161, respectively.

e) Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost, applying the factor derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the Mexican National Banking and Securities Commission (NBSC).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present telephone plant, property and equipment in the financial statements. At December 31, 2003 and 2002 this caption was restated as follows:

- The December 31, 1996 appraisal value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

- The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

(Thousands of Mexican pesos with purchasing power

## 7. Plant, Property and Equipment (continued)

At December 31, 2003, approximately 89% of the value of the telephone plant, property and equipment (74% in 2002) has been restated using specific indexation factors.

f) Following are the plant, property and equipment amounts at December 31, 2003 and 2002, restated on the basis of the 2003 NCPI (starting with the appraised values at December 31, 1996), to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

| | | 2003 | | 2002 |
|---|---|---|---|---|
| Telephone plant and equipment | Ps. | 93,511,069 | Ps. | 69,705,564 |
| Land and buildings | | 6,242,065 | | 6,262,127 |
| Other assets | | 14,785,466 | | 12,046,444 |
| | | 114,538,600 | | 88,014,135 |
| Less: Accumulated depreciation | | (44,109,760) | | (28,890,146) |
| Net | | 70,428,840 | | 59,123,989 |
| Construction in progress and advances to equipment suppliers and contractors | | 5,557,136 | | 4,012,201 |
| Inventories for use in construction of the telephone plant | | 906,668 | | 1,009,210 |
| Total | Ps. | 76,892,644 | Ps. | 64,145,400 |

## 8. Licenses

An analysis of licenses at December 31, 2003 and 2002 is as follows:

| | | 2003 | | 2002 |
|---|---|---|---|---|
| **Investment:** | | | | |
| Opening balance as of December 31 | Ps. | 16,488,010 | Ps. | 2,719,483 |
| Effect of acquired companies | | 8,142,931 | | 13,770,113 |
| Effect of translation of foreign entities | | 5,204,148 | | - |
| Cancellation | | (1,479,999) | | - |
| Other increases | | 758,460 | | - |
| | | 29,113,550 | | 16,489,596 |
| **Amortization:** | | | | |
| Opening balance as of December 31 | | (503,572) | | - |
| Amortization of the year | | (2,333,703) | | (503,572) |
| Effect of translation of foreign entities | | (468,324) | | - |
| | | (3,305,599) | | (503,572) |
| Ending balance, net | Ps. | 25,807,951 | Ps. | 15,986,024 |

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

## 9. Trademarks

As of December 31, 2002 and 2003 trademarks are as follows:

| | | 2003 | | 2002 |
|---|---|---|---|---|
| **Investment:** | | | | |
| Opening balance as of December 31 | Ps. | 6,797,184 | | |
| Effect of acquired companies | | 1,807,274 | Ps. | 6,797,184 |
| | | 8,604,458 | | 6,797,184 |
| **Amortization:** | | | | |
| Opening balance as of December 31 | | | | |
| Amortization of the year | | ( 719,677) | | - |
| | | ( 719,677) | | - |
| Ending balance, net | Ps. | 7,884,781 | Ps. | 6,797,184 |

## 10. Investments

An analysis of this caption at December 31, 2003 and 2002 is as follows:

| | | 2003 | | 2002 |
|---|---|---|---|---|
| Investments in: | | | | |
| Affiliates | Ps. | 2,192,355 | Ps. | 2,910,904 |
| Other investments | | 356,244 | | 380,228 |
| Total | Ps. | 2,548,599 | Ps. | 3,291,132 |

## I. Investments in affiliates

An analysis of equity investments in affiliated companies at December 31, 2003 and 2002, and a brief description of major acquisitions is as follows:

| | | 2003 | | 2002 |
|---|---|---|---|---|
| CompUSA, Inc. | Ps. | - | Ps. | 2, |
| Organización Recuperadora de Cartera, S.A. de C.V. | | 425, | | 476, |
| US Comercial Corporation, S.A. de C.V. | | 1, | | - |
| Total | Ps. | 2, | Ps. | 2, |

(Thousands of Mexican pesos with purchasing power

## 10. Investments (continued)

### I. Investments in affiliates (continued)

### CompUSA

*In December 2003, the Company exchanged its 49% equity interest in CompUSA, Inc. for a 29.69% equity interest in U.S. Commercial Corp, S.A. de C.V. ("USCO"). The Company received an additional Ps. 180 million on the exchange.*

At the time of the sale, the affiliate's book value was Ps. 2,226,016, and based on the amounts of the transaction described in the preceding paragraph, a loss of Ps. 279,016, was included as part of the caption other Income (loss), net.

América Móvil's equity interest in the net loss of CompUSA at December 31, 2002 includes an impairment on its goodwill of Ps. 2,137,216, which is included under the caption Equity interest in net loss of affiliates in the statement of income.

**Subsequent event**

In January 2004, América Móvil changed the classification of its investment in USCO from equity investee to available for sale.

*SBC International Puerto Rico*

In January 2002, América Móvil sold its 50% equity interest in SBC International Puerto Rico, Inc. (SBCI Puerto Rico) to SBCI in the amount of US$ 106 million in cash and its 11.9% equity interest in Telecom Américas, which was owned by SBCI at that time. A gain of Ps. 11,218 was recognized as a result of this transaction. Such gain is included under the caption Other income (loss), net in the statement of income.

*Empresas Cablevisión*

In April 2002, América Móvil sold its 49% equity interest in Empresas Cablevisión, S.A. de C.V. and subsidiaries in a public offering through the Mexican Stock Exchange for Ps. 2,065,974, realizing a gain of Ps. 1,334,070 on the sale, which is included under the caption Other income (loss), net in the statement of income.

*Other*

At December 31, 2002, América Móvil charged Ps. 40,793 to results of operations for the impairment in the value of investments in Eurotec, S.A.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

**10. Investments (continued)**

**II. Investments in subsidiaries**

a) An analysis of this caption at December 31, 2003 and 2002, is as follows:

| | **2003** | | 2002 | |
|---|---|---|---|---|
| **Issuer** | **% equity interest** | **Amount** | % equity interest | Amount |
| América Móvil, S.A. de C.V. | **35.65%** | **Ps. 22,858,185** | 32.29% | Ps. 16,120,484 |
| Corporativo Empresarial de Comunicaciones, S.A. de C.V. (1) | **100.00%** | **360,012** | 100.00% | 276,723 |
| | | **Ps. 23,218,197** | | Ps. 16,397,207 |

(1) At December 31, 2003 and 2002, this subsidiary holds 0.55% and 0.54%, respectively, of the shares of América Móvil.

The Company's percentage equity interest in América Móvil was determined considering the total number of this subsidiary's shares issued and outstanding, irrespective of the series of shares.

At December 31, 2003 and 2002, the number of shares that the Company holds in América Móvil and the corresponding percentage equity interest in relation to the total number of outstanding shares of each series is as follows:

| | *Number of shares* | | *% equity interest* | |
|---|---|---|---|---|
| *Series* | *2003* | ***2002*** | *2003* | ***2002*** |
| *AA* | *2,500,000* | ***2,500,000*** | *68.55* | ***68.55*** |
| *A* | *48,139* | ***48,139*** | *17.26* | ***16.49*** |
| *L* | *2,101,861* | ***1,692,802*** | *23.58* | ***18.85*** |

*In 2003 and 2002, the Company purchased 409 and 68 million América Móvil Series "L" shares, respectively, at a total cost of Ps. 4,153,051 and Ps. 492,617, respectively. The book value of such shares was Ps. 1,813,302 and Ps. 346,298, respectively. Such purchase gave rise to additional goodwill of Ps. 2,339,749 and Ps. 146,319, respectively, which is being amortized in a period of 5 years.*

*At December 31, 2003 and 2002, the Company has obtained several loans providing in guaranty 47.6 and 19.6 million América Móvil ADR's (American Depository Receipts), respectively, which represent 952 and 392 million shares at those dates (see Note 14). Such shares will be released at the maturity date of such loans.*

## 10. Investments (continued)

## II. Investments in subsidiaries (continued)

### *Subsequent event*

*During the period from January 1 to February 27, 2004, the Company purchased 52,243,200 América Móvil shares in the amount of Ps. 1,003,720. Such purchase gave rise to additional goodwill of Ps. 725,854. As a result of such purchase, the Company increased its equity interest in such subsidiary by 0.41%. The subsidiary repurchased 84,505,200 of its own shares, which gave rise to an increase in the Company's equity interest in such subsidiary of 0.25%.*

### Acquisitions made through América Móvil in 2003

As explained in detail in subsequent paragraphs, during 2003 and 2002, América Móvil acquired several subsidiaries. The results of operations of the acquired entities were incorporated into América Móvil financial statements in the month following the acquisition date.

All of América Móvil acquisitions were recorded using the purchase method. The purchase prices of net acquired assets were allocated based on their estimated market values, as follows:

| | Historical amounts at acquisition date in thousands of U.S. Dollars | | | | | |
|---|---|---|---|---|---|---|
| | Celcaribe | BSE | CTE | CTI | BCP | Total |
| Current assets | US$ 13,795 | US$ 36,550 | US$ 168,503 | US$ 110,469 | US$ 114,829 | US$ 444,146 |
| Fixed assets | 17,696 | 112,714 | 409,011 | 93,331 | 152,713 | 785,465 |
| Licenses | 82,205 | 101,602 | 23,640 | 55,271 | 494,417 | 757,135 |
| Trademarks | | | 93,666 | 90,336 | | 184,002 |
| Other assets | | | 25,055 | 2,859 | 5,792 | 33,706 |
| Less: | | | | | | |
| Current liabilities | 13,408 | 38,980 | 173,420 | 71,186 | 106,947 | 403,941 |
| Long-term debt | | 2,000 | 51,250 | 40,298 | 17,435 | 110,983 |
| Fair value of net assets acquired | US 100,288 | US$ 209,886 | US$ 495,205 | US$ 240,782 | US$ 643,369 | US$ 1,689,530 |
| % equity interest acquired | 98.08% | 97.55% | 51.00% | 92.00% | 100.00% | |
| Net assets acquired | 98,362 | 204,744 | 252,055 | 221,519 | 643,369 | 1,420,049 |
| Amount paid | 98,362 | 204,744 | 417,000 | 221,519 | 643,369 | 1,584,994 |
| Goodwill generated | US$ - | US$ - | US$ 164,945 | US$ - | US$ - | US$ 164,945 |

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

**10. Investments (continued)**

**II. Investments in subsidiaries (continued)**

***Through appraisals made by independent experts, América Móvil determined the fair value of trademarks. The Company made estimations in order to determine the fair value of licenses, based on market values of licenses with similar characteristics.***

### a) CELCARIBE (Colombia)

In February 2003, América Móvil acquired from Millicom International Cellular a 98.08% equity interest in Celcaribe for approximately US$ 98.3 million. As a result, América Móvil has expanded its capacity to provide services throughout Colombia. Celcaribe provides in addition to cellular services, data transmission, internet and short-message services.

### b) BSE (Brazil)

In May 2003, América Móvil, through Telecom Américas, acquired from BellSouth Corporation and Verbier an 89.45% equity interest in BSE, S.A., for approximately US$180 million. Through additional capitalization in May 2003 of approximately US$25 million, the Company increased its equity interest in BSE to 97.55%. BSE provides cellular telecommunications services to approximately one million subscribers in the Ceará, Piauí, Río Grande do Norte, Paraiba, Pernambuco and Alagoas states in Brazil.

### c) CTE (El Salvador)

In October 2003, América Móvil acquired from France Telecom and other investors a 51% equity interest in Compañía de Telecomunicaciones de El Salvador (CTE) for approximately US$ 417 million. CTE provides fixed mobile and other telecommunications services in El Salvador and has approximately 700 thousand fixed line subscribers and 166 thousand cellular subscribers.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

**10. Investments (continued)**

**II. Investments in subsidiaries (continued)**

**d) CTI (Argentina)**

As a result of the October 2003 debt restructuring agreement in CTI Holdings, S.A. ("CTI"), the controlling company of CTI PCS, S.A. ("CTI PCS") and CTI Compañía de Teléfonos del Interior, S.A. (Interior), América Móvil acquired a 64% equity interest in such companies. In November 2003, América Móvil increased such equity interest to 92% by purchasing additional shares from various minority stockholders. The total purchase price was approximately US$ 221.5 million. The remaining 8% equity interest in CTI is owned by Techint Compañía Técnica Internacional S.A.C.I., or Techint Group, which has the right to require the Company to purchase all of their equity interest in CTI for US$17.1 million at any time during the two years following the completion of CTI's debt restructuring. América Móvil has the right to require the Techint Group to sell their interest in CTI at any time during such period for US$18.8 million. CTI provides nationwide PCS wireless services in Argentina.

At the time of the acquisition, CTI had US$263 million in principal amount of senior notes due in 2008, which were in default. These notes are subject to an out-of-court reorganization agreement (*acuerdo preventivo extrajudicial* or "APE") in Argentina, which was approved by the court in December 2003. Pursuant to this agreement, the notes will be cancelled in exchange for an aggregate cash payment of approximately US$37.1 million. The judgment approving the APE has been challenged by a creditor of one of CTI's operating subsidiaries. América Móvil believes the appeal is inadmissible. In February 2004, the judge allowed the appeal to proceed but did not suspend the effect of his order approving the APE. Accordingly, América Móvil has decided and expects to make the payment prescribed under the APE on March 1, 2004. If the appeal were successful, CTI's obligations under the notes would be reinstated. As of the date of this report, only US$43.5 million in principal amount of the notes remain outstanding in the hands of third parties.

**e) BCP (Brazil)**

In November 2003, América Móvil, through Telecom Américas, acquired a 100% equity interest in BCP, S.A., for approximately US$ 643.3 million. BCP provides cellular telecommunications services to approximately 1.7 million subscribers in the Sao Paulo metropolitan area.

(Thousands of Mexican pesos with purchasing power

**10. Investments (continued)**

**II. Investments in subsidiaries (continued)**

**f) ENITEL (Nicaragua)**

On December 17, 2003, the Nicaraguan government accepted América Móvil's public bid to purchase 49% of the shares of Empresa Nicaragüense de Telecomunicaciones, S.A. ("ENITEL") for a total purchase price of US$ 49.6 million. The closing date of such transaction was January 2004. ENITEL is the sole provider of fixed telephone services in Nicaragua and has approximately 200 thousand phone lines. ENITEL also provides cellular telephone services to approximately 120 thousand subscribers.

*Acquisitions made through América Móvil in 2002*

***a) Telecom Américas (Brazil)***

Telecom Américas (TA) was incorporated in November 2000 as a joint venture formed by América Móvil, Bell Canada Internacional (BCI) and SBC Internacional Inc. (SBCI), with the aim of advancing the three parties' strategies for expansion in Latin America. After its incorporation, TA's initial shareholding structure was approximately as follows: América Móvil 44.3%; BCI 44.3%, and SBCI 11.4%.

At December 31, 2001, as a result of a series of transactions involving the cancellation by the stockholders of contributions payable to Telecom Américas and additional capitalizations, the shareholding in TA was as follows: América Móvil 45.5%; BCI 41.7%, and SBCI 12.8%.

In February of 2002, Telecom Américas was reorganized in such a way that it would hold equity investments solely in Brazilian cellular companies. Under the related agreements entered into as part of such restructuring, América Móvil transferred to Telecom Américas its 41% equity interest in ATL plus US$ 80 million in cash; Telecom Américas transferred its 77.1% and 60% equity interest in Comcel and Techtel, respectively, to América Móvil; its 76% equity interest in Canbras to BCI; and its 59% equity interest in Genesis equally to América Móvil and BCI. BCI, SBCI and América Móvil's equity interest in Telecom Américas has not changed as a result of such restructuring.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

**10. Investments (continued)**

**II. Investments in subsidiaries (continued)**

**a) Telecom Américas (Brazil) (continued)**

In April 2002, Telecom Américas issued to a financial investor 1,844 convertible preferred shares with no voting rights, which at that date represented 6.9% of Telecom Américas capital stock. The preferred shares may be converted to common shares at any time at the option of the holder. Preferred shares have no voting rights, or right to be represented in the board of directors. As of 2006, the holders will have the right to sell half of the preferred shares back to América Móvil for US$ 150 million plus interest at a nominal rate and, likewise, as of 2006, América Móvil will have the right to purchase half of the shares at the same price.

In May 2002, América Móvil acquired BCI's 39.1% equity interest in TA for approximately US$ 370 million, and in June 2002, it acquired SBCI's 11.9% equity interest in TA for approximately US$ 173 million.

As a result of the aforementioned acquisitions, América Móvil's equity interest in Telecom Américas increased from 45.5% at December 31, 2001 to approximately 96.5% at December 31, 2002.

At December 31, 2003, as a result of an additional capitalization of stockholders' contributions, América Móvil's equity interest in Telecom Américas was 97.55%.

At December 31, 2003, Telecom América's cellular holdings in Brazil include: ATL, Tess, Telet, Americel, BSE and BCP band B cellular operators in the states of Rio de Janeiro, Sao Paulo, Rio Grande do Sul and various states in northern Brazil. During the fourth quarter of 2003, América Móvil launched its new Claro brand throughout Brazil.

**b) Comcel (Colombia)**

Comunicación Celular S.A. ("Comcel") and Occidente y Caribe Celular S.A. ("Occel") provide wireless telecommunications services in Colombia's eastern and western regions, respectively. América Móvil acquired its investment in Comcel and Occel in 2002 as a result of the restructuring of Telecom Américas and increased its equity interest to the present levels through a series of capitalized investments made in 2002 and 2003. América Móvil currently holds a 95.67% equity interest in Comcel and a 93.4% equity interest in Occel.

At December 31, 2003, Comcel's cellular holdings in Colombia include: Comcel, Occel and Celcaribe band B cellular operators.

(Thousands of Mexican pesos with purchasing power

**10. Investments (continued)**

**II. Investments in subsidiaries (continued)**

**c) Techtel–LMDS Comunicaciones Interactivas (Argentina)**

América Móvil holds a 60% equity interest in Telcel Wireless Argentina, LLC (Telcel Argentina), which, in turn, wholly owns Techtel, a company that provides video and data transfer, as well as value added telecommunications services. América Móvil acquired its equity interest in Techtel in 2002 as a result of the restructuring of Telecom Américas.

**Other acquisitions**

During 2003, América Móvil invested approximately US$ 77 million (US$ 154 million in 2002) to acquire minority interests in Conecel (Ecuador) and ACT (Guatemala). As a result, the Company increased its equity interest in these subsidiaries from 80.6% and 96.9% to 100%, respectively.

Other minor acquisitions made by América Móvil in 2002 aggregated approximately Ps. 353,498.

The results of operations of the companies acquired in 2003 and 2002 have been included in the Company's financial statements from the month following the date of acquisition through the end of the period presented.

The Company is not obliged to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

The following consolidated pro forma financial data for the years ended December 31, 2003 and 2002 have not been audited and are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of goodwill and licenses, a reduction in interest income derived from the decrease in cash as a result of the previously-mentioned purchases and adjustments to depreciation of the net fixed assets of the acquired companies.

The pro forma adjustments assume that the purchases were made at the beginning of the acquisition year and the immediately preceding year and are based on available information and other assumptions that management considers reasonable.

(Thousands of Mexican pesos with purchasing power

## 10. Investments (continued)

### II. Investments in subsidiaries (continued)

The pro forma financial information is not intended to indicate what the effect on the Company would have been had the transactions in question actually occurred, nor are they intended to predict the Company's results of operations.

| | Unaudited Pro Forma Consolidated Figures - América Telecom for the years ended December 31 | | | |
|---|---|---|---|---|
| | | 2003 | | 2002 |
| Operating revenues: | Ps. | 97,201,552 | Ps. | 75,602,854 |
| Net income (loss) | | 17,074,923 | ( | 7,258,147) |
| Earnings (loss) per share (in Mexican pesos) | | 4.627 | ( | 1.934) |

### III. Goodwill

An analysis of goodwill at December 31, 2003 and 2002 is as follows:

| | | 2003 | | 2002 |
|---|---|---|---|---|
| **Investment:** | | | | |
| Opening balance as of December 31 | Ps. | 9,388,381 | Ps. | 5,683,615 |
| Effect of acquired companies | | 4,193,071 | | 3,251,051 |
| Effects of translation of foreign entities | | 1,503,222 | | 635,662 |
| Cancellations | | - | ( | 181,947) |
| | | 15,084,674 | | 9,388,381 |

| | | 2003 | | 2002 |
|---|---|---|---|---|
| **Amortization:** | | | | |
| Opening balance as of December 31 | ( | 2,994,653) | ( | 1,143,803) |
| Amortization of the year | ( | 1,360,365) | ( | 1,693,555) |
| Effects of translation of foreign entities | ( | 494,949) | ( | 157,295) |
| | ( | 4,849,967) | ( | 2,994,653) |
| Ending balance, net | Ps. | 10,234,707 | Ps. | 6,393,728 |

(Thousands of Mexican pesos with purchasing power

## 11. Financial Instruments

An analysis of the most important financial instruments at December 31, 2003 and 2002 is as follows:

*a) Forwards*

As a part of its foreign currency hedging strategy, the Company uses derivatives to reduce the risk associated with exchange rate fluctuations on its U.S. dollar denominated transactions. During 2002, the Company entered into short-term hedges, which at December 31, 2002 covered liabilities and assets of US$ 270 million and US$195 million, respectively. These hedges gave rise to a credit (charge) to results of operations of 2003 and 2002 in the amount Ps. 13,522 and Ps. (145,922), respectively, for exchange rate fluctuation.

At December 31, 2002, the caption Prepaid expenses and other current assets includes Ps. 16,910 for the valuation of these instruments. At December 31, 2003, the Company has not entered into any forward contracts.

**b) Interest-rate swaps**

To reduce exposure to financial risks, the Company has contracted interest-rate swaps, whereby during the term of such swaps and on previously established dates the counterparties agree to exchange cash flows for the amount determined by applying agreed rates to the contracted amount. In these specific contracts, the Company agreed to receive the interbank (TIIE) interest rate, the CETES rate and the 90-day LIBOR rate paying fixed rates in all cases. The swaps are recorded in results of operations at their respective market interest rates. At December 31, 2003, the Company has contracted interest-rate swaps for notational amounts of Ps. 10,000,000 and US$ 1,511.4 million. In the year ended December 31, 2003 and 2002, the Company has contracted currency swaps in U.S. dollars with principals of US$ 310.4 and US$ 208.8 million, respectively. On the aforementioned contracts, in 2003 and 2002, the Company recognized a credit to comprehensive financing income (cost) under the caption Interest income of Ps. 314,499 in 2003 (interest expense of Ps.167,817 in 2002). Additionally, the caption Accounts payable and accrued liabilities includes Ps. 32,269 for interest accrued in 2003.

0SUBSEQUENT EVENTS

In January 2004, the Company settled in advance its 90-day LIBOR rate swaps in the amount of US$45 million. On such settlements, the Company recognized a gain of US$ 1.7 million (Ps. 19,434).

In February 2004, the Company contracted interest-rate swaps, for which it will receive the interbank (TIIE) interest rate and pay a fixed rate. The notational amount of such contract was Ps. 1,500,000.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

## 12. Employee Benefits Obligations

In 1994, Telcel set up an irrevocable trust fund to cover the payment of the obligations for seniority premiums, adopting the policy of making annual contributions to such fund. No contributions were made to the fund in 2003 and 2002.

The transition assets, past services and variances in assumptions are amortized over a thirteen-year period, which is the estimated average remaining working lifetime of Telcel's employees.

An analysis of the net period cost for 2003 and 2002 is as follows:

| | **2003** | 2002 |
|---|---|---|
| Labor cost | **Ps. 1,870** | Ps. 1,766 |
| Financing cost on projected benefit obligations | **451** | 340 |
| Return on plan assets | **(252)** | (245) |
| Amortization of cost of past services | **(23)** | (21) |
| Net period cost | **Ps. 2,046** | Ps. 1,840 |

An analysis of the seniority premium reserve at December 31, 2003 and 2002 is as follows:

| | **2003** | 2002 |
|---|---|---|
| Projected benefit obligation | **Ps. 8,557** | Ps. 6,734 |
| Established fund | **(4,581)** | (2,753) |
| Transition asset | **47** | 55 |
| Actuarial gain | **1,275** | 1,054 |
| Net projected liability | **Ps. 5,298** | Ps. 5,090 |
| Current net liability | **Ps. 3,976** | Ps. 3,981 |
| Current benefit obligation | **Ps. 8,557** | Ps. 6,734 |

The current net liability was included in the balance sheet under the caption Accounts payable and accrued liabilities.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

## 12. Employee Benefits Obligations (continued)

The rates used in the actuarial study at December 31, 2003 and 2002 were as follows:

| | **2003** | 2002 |
|---|---|---|
| Labor obligation discounts | **6.80%** | 6.80% |
| Salary increase | **1.90%** | 1.90% |
| Annual return on fund | **6.80%** | 6.80% |

## 13. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

| | **2003** | 2002 |
|---|---|---|
| Suppliers | **Ps. 12,619,234** | Ps. 7,387,668 |
| Guaranty deposits | **316,574** | 342,268 |
| Accrued expenses | **5,982,906** | 2,686,101 |
| Interest payable | **954,869** | 934,935 |
| Others | **145,985** | 50,084 |
| Total | **Ps. 20,019,568** | Ps. 11,401,056 |

(Thousands of Mexican pesos with purchasing power

## 14. Debt

The Company's long- and short-term debt consists of the following:

| Currency | Description | Weighted average interest rates at December 31 2003 | 2002 | Maturity from 2003 to | Balance at December 31 2003 | 2002 |
|---|---|---|---|---|---|---|
| U.S. dollars | | | | | | |
| | Bank note | 1.75% | 3.40% | 2004 and 2003 | Ps. 602,250 | Ps. 401,768 |
| | Loans from JP Morgan | | LIBOR + 1.36 | 2005 and 2006 | | |
| | Chase Bank | | a LIBOR + 0.80 | | 4,668,794 | 2,832,845 |
| | Wachovia Securities | LIBOR + 0.70 | | 2006 | 898,880 | - |
| | Santander Central | LIBOR + 1.10 a | | | | |
| | Hispano Benelux | LIBOR + 0.80 | | 2008 | 3,370,819 | - |
| | | LIBOR+.20 a | LIBOR+.20 a | | | |
| | Exim Bank loans | LIBOR+1.65 | LIBOR+1.65 | 2009 | 8,934,407 | 8,788,913 |
| | | LIBOR+.75 a | LIBOR+.75 a | | | |
| | Syndicated loans | LIBOR+1.35 | LIBOR+1.35 | 2007 | 11,236,000 | 10,722,937 |
| | Fixed-rate securities (1) | 3.3990% | 3.62% | 2004 | 347,033 | 3,361,041 |
| | | LIBOR+.30 a | LIBOR+.34 a | | | |
| | Lines of credit | LIBOR+1.50 | LIBOR+1.50 | 2006 | 8,212,954 | 7,672,256 |
| | | 3.1675% a 10% | 3.1675% a 10% | 2004 | | |
| | Suppliers | | | | 149,619 | 643,687 |
| | BNDES | UMBNDES+4.5% a | UMBNDES 4.5% a | | | |
| | | UMBNDES+5.05 | UMBNDES 5.0% | 2008 | 675,565 | 782,772 |
| | Leasing | LIBOR+4.50; | | | 11,445 | - |
| | Other | 11.25% | | 2008 | 298,184 | - |
| | Subtotal U.S. dollars | | | | 39,405,950 | 35,206,219 |
| Mexican pesos | | | | | | |
| | Domestic senior notes | Sundry | (5) | 2009 | 11,250,000 | 10,398,000 |
| | Syndicated loans | TIIE + .80 | | 2008 | 1,750,000 | - |
| | Commercial paper | | 7.69% | 2003 | 746,914 | 1,070,569 |
| | Lines of credit | TIIE | $TIIE_{28}$ +1 | 2004 | 1,000,000 | 831,840 |
| | Senior notes | | $TIIE_{28}$ +1 | 2004 | - | 1,186,308 |
| | Leasing | TIIE + .55 | | 2006 | 950,000 | - |
| | Subtotal Mexican pesos | | | | 15,696,914 | 13,486,717 |
| Reals | | | | | | |
| | Syndicated loans | TJLP + 2.80% a | TJLP + 2.80% a TJLP | | | |
| | | TJLP + 5.00% | +5.00% | 2007 | 2,402,875 | 2,273,263 |
| | Fixed-rent securities | CDI +.90 | CDI + 1.20 | 2005 | 60,607 | 925,626 |
| | Purchase of licenses | 12% + Inflation | 12% + Inflation. | 2010 | 365,788 | 922,784 |
| | Subtotal Reals | | | | 2,829,270 | 4,121,673 |
| Other currencies (2) | | | | | | |
| | Bonds | IPC + 7.50% | | 2010 | 808,866 | - |
| | Lines of credit | 6.50% | 9% | 2004 and 2003 | 598,868 | 178,551 |
| | Financial leasing | 7.00% | 13% | 2004 and 2005 | 31,497 | 1,198 |
| | Subtotal other currencies | | | | 1,439,231 | 179,749 |
| | **Total debt** | | | | 59,371,365 | 52,994,358 |
| | **Less:** short-term debt and current portion of long-term debt | | | | 13,228,323 | 13,115,948 |
| | **Long-term debt** | | | | $ 46,143,042 | $ 39,878,410 |

(Thousands of Mexican pesos with purchasing power

## 14. Debt

1) The BCI note for Ps. 1,753,125 does not bear interest and was paid in March 2003.
2) Other currencies include Guatemalan quetzals.
3) The syndicated loan for US$ 400 million is guaranteed by Telcel, América Móvil and Telgua.
4) 10.40% to 11.33%; TIIE28 + .35; Cetes91 + 1.05 a Cetes91 + 1.08; Cetes182 + 1.00 to Cetes182 + 1.20
5) 11.33%; TIIE28 + .35; Cetes182 + 1.20

The interest rates shown above do not include the effect of reimbursement of withheld taxes. The average weighted cost of the debt at December 31, 2002 (including interest, commissions and reimbursement of withheld tax to creditors) was approximately 7.60% (6.96% at December 31, 2002).

Such rate does not include any interest, commissions and the reimbursement of withheld taxes to creditors (usually 4.9%), which must be reimbursed by the Company. Financing fees are generally equal to ten base points over the financing cost.

Short-term debt at December 31, 2002 and 2003 consists of the following:

| Description | | **2003** | | 2002 |
|---|---|---|---|---|
| Domestic senior notes | **Ps.** | **-** | Ps. | 1,819,650 |
| Fixed-rate securities | | **347,033** | | 2,748,421 |
| Syndicated loans | | **1,241,578** | | 1,297,476 |
| Other loans | | **7,952,043** | | 2,713,172 |
| Total | **Ps.** | **9,540,654** | Ps. | 8,578,719 |
| Weighted average interest rate | | **3.05%** | | 6.7% |

Maturities of long-term debt at December 31, 2003 are as follows:

| Years | | Amount |
|---|---|---|
| 2005 | Ps. | 16,466,564 |
| 2006 | | 14,663,010 |
| 2007 | | 5,595,528 |
| 2008 | | 6,640,495 |
| 2009 and thereafter | | 2,777,445 |
| Total | Ps. | 46,143,042 |

**Lines of credit guaranteed by export credit agencies**

América Móvil has at its disposition a number of equipment financing programs under which export development agencies provide support for financing the purchase of exports from their respective countries. Such financing is generally in the medium- to long-term, and requires periodic amortization of the principal and interest payable at the LIBOR plus a premium. América Móvil's operating subsidiaries make extensive use of this type of financing, usually with guarantees provided by América Móvil, Telcel and/or Sercotel.

(Thousands of Mexican pesos with purchasing power

**14. Debt (continued)**

During 2003 and 2002, América Móvil opened lines of credit of up to US$ 250 million with the Export Development Corporation (EDC) in Canada to purchase telecommunications equipment. Drawings on these lines of credit are repayable semiannually and bear interest at LIBOR plus 0.95% to LIBOR plus 1.25%. The loans mature between 2004 and 2009.

**Senior notes**

In 2001, América Telecom issued a medium-term note in the amount of Ps. 3,810,485, bearing interest, payable monthly, at the TIIE rate plus one percentage point. At December 31, 2002, the outstanding balance payable was Ps. 1,186,308. In 2003, the Company repaid early, free of any penalty, the total amount of such loan.

In 2003, América Telecom also issued a short-term note in the amount of Ps. 53.6 million, bearing interest at an annual 1.75% rate. On February 27, 2004, the date of the audit report on these financial statements, the Company repaid early, free of any penalty, this loan.

**Loans guaranteed by shares**

In 2003, América Telecom obtained a loan of US$ 300 million from Santander Central Hispano Benelux, S.A./N.V. To guarantee such loan, the Company placed in trust 16,644,800 ADR's representing 332,896,000 series "L" América Móvil shares, which will be returned to América Telecom in 2008, at which time the loan is repayable. The loan bears interest, which is repayable quarterly, at the LIBOR rate plus a premium ranging from 0.8% to 1.10%.

In 2003, the Company obtained loans of US$ 250 million from JP Morgan Chase Bank. To guarantee such loan, América Telecom placed in trust 15,310,100 ADR's representing 306,202,000 series "L" shares of América Móvil, which will be returned to América Telecom in 2006, at which time the loan is repayable. The loan bears interest, which is payable quarterly, at the LIBOR rate plus 1.25%.

In addition, in 2003, the Company obtained a loan of US$ 80 million from Wachovia Securities bank. To guarantee such loan, the Company placed in trust 5,677,786 ADR's representing 113,555,720 series "L" shares of América Móvil, which will be returned to América Telecom in 2008, at which time the loan is repayable. The loan bears interest, which is payable quarterly, at the LIBOR rate plus 0.7%.

In 2002, the Company obtained loans of US$ 140 million from JP Morgan Chase Bank. To guarantee such loan, América Telecom placed in trust 9,942,778 ADR's representing 198,855,560 series "L" shares of América Móvil, which will be returned to América Telecom in 2005, at which time the loan is repayable. The loan bears interest, which is repayable quarterly, at the LIBOR rate plus a premium ranging from 0.8% to 1.10%.

(Thousands of Mexican pesos with purchasing power

## 14. Debt (continued)

### Loans guaranteed by shares (continued)

In 2001, América Telecom obtained a loan of US$ 124 million from JP Morgan Chase Bank. To guarantee such loan, América Telecom placed in trust 9,700,000 ADR's representing 194,000,000 series "L" shares of América Móvil, which will be released in 2003, at which time the loan is repayable. The loan bears interest, which is payable quarterly, at the LIBOR rate plus 1.36%. The Company repaid such loan at maturity, and released the ADR's placed in trust.

**Subsequent event**

On February 27, 2004, the date of the audit report on these financial statements, the Company obtained a new secured loan of US$ 100 million from Santander Central Hispano Benelux, S.A./N.V. To guarantee such loan, the Company placed in trust 2,827,255 ADR's representing 56,545,100 series "L" América Móvil shares. The loan matures in February 2009 and bears interest at the 90-day LIBOR rate plus a premium of 0.66%.

**Syndicated loans**

During 2001 and 2002, América Móvil entered into three syndicated loan agreements for US$500, US$ 200 and US$ 400 million.

With respect to the first loan of US$ 500 million, US$ 100 million was repaid in 2002 and the remaining US$ 400 million is due and payable in January 2005, bearing interest at the LIBOR rate plus 1.0%.

The second loan for US$ 200 million is due and payable in May 2005, bearing interest at the LIBOR rate plus 1.0%.

The last loan for US$ 400 million has been structured into three tranches (credits A, B and C for US$121, US$137 and US$142 million, respectively) with maturities in 2003, 2005 and 2007, bearing interest at the LIBOR rate plus 0.75%, LIBOR rate plus 1.10% and LIBOR rate plus 1.35%, respectively. América Móvil has rolled over tranche A for US$110.5 million for an additional six-month period.

**BNDES**

At December 31, 2002, ATL, Tess and Americel have outstanding syndicated loans with the Brazilian Development Bank ("BNDES") as the agent institution. These loans are principally denominated in reals, with a portion indexed to US dollars. The principal amount of the loan is approximately R$618 million plus the equivalent in reals of approximately US$ 60 million in foreign currencies.

(Thousands of Mexican pesos with purchasing power

## 14. Debt (continued)

### Purchase of licenses

As of December 31, 2003, América Móvil owes the Brazilian Government Ps. 365.7 million in reals-denominated obligations. The principal amount is to be indexed based on factors derived from Brazilian Consumer Price Index and, bearing 12% annual interest. Such interest is payable over 8 years beginning in August 2005.

### Domestic Senior Notes

The NBSC has authorized América Móvil to establish two programs for the issuance of domestic senior notes guaranteed by Telcel for Ps. 5,000 million each.

During 2003, América Móvil made three issues of the third program each for an amount of Ps.1,000 million, the first one with maturity in 2006 at a rate of 91-day Cetes plus 1.20% and the other two maturing in 2008 at a rate of 182-day Cetes plus 0.90% and 91-day Cetes plus 0.89%, respectively.

As of December 31, 2003, the Company had a total of Ps. 12,600 million outstanding in the market.

During 2002, América Móvil made seven issues of the second program for amounts ranging from Ps. 400 to Ps. 1,250 million, with maturities ranging from 3 to 7 years. Three issues bear a fixed annual interest rate ranging from 10.40% to 10.45% and the remaining four issues bear a floating interest rate established as a percentage of the CETES rate.

### General

At December 31, 2003, América Móvil had a number of bank facilities bearing interest at LIBOR plus a spread. For certain of the facilities, the spread over LIBOR can vary if there is a deterioration in América Móvil's financial position. The facilities have similar terms as to covenants, and under all of the facilities América Móvil, Sercotel and Telcel are either borrowers or guarantors. For certain of these facilities, Telgua is also a guarantor.

Additionally, as of December 31, 2003 América Móvil has available two commercial paper programs for Ps. 2,000 and Ps. 5,000 million.

14. Debt (continued)

América Móvil is subject to financial and operating covenants under the loan agreements. Such contracts limit the ability to pledge assets, to effect a merger or a sale of all or substantially all of the assets, and to permit restrictions on the ability of the subsidiaries to pay dividends or make distributions to América Móvil. The most restrictive financial covenants require América Móvil to maintain a consolidated ratio of debt to EBITDA not greater than 3.5 to 1 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1 (using terms defined in the loan agreements). Telcel is subject to financial covenants similar to those applicable to América Móvil. A number of the financing instruments are subject to either acceleration or repurchase at the holder's option if there is a change of control. In the event of a default under certain material provisions of some of the bank loans, América Móvil is prohibited from paying dividends to the stockholders. At December 31, 2003, América Móvil was in compliance with all of these requirements.

At December 31, 2003, approximately 87% of total outstanding consolidated debt is guaranteed by Telcel.

*Subsequent Event*

América Móvil is in the process of issuing senior notes up to US$ 1,000 million in a private offering.

## 15. Foreign Currency Position and Transactions

a) At December 31, 2003 and 2002, América Telecom had the following foreign-currency denominated assets and liabilities:

| | Foreign currency in million | | | |
|---|---|---|---|---|
| | **2003** | **Exchange rate at December 31, 2003** | 2002 | Exchange rate at December 31, 2002 |
| Assets | | | | |
| U.S. dollar | **1,354** | **11.23** | 440 | 10.31 |
| Quetzal | **702** | **1.39** | 432 | 1.34 |
| Reals | **2,356** | **3.89** | 1,942 | 2.91 |
| Colombian peso | **290,163** | **0.004** | 240,505 | 0.0035 |
| Argentinean peso | **380** | **3.83** | | |
| Euro | **1** | **14.11** | | |
| Liabilities | | | | |
| U.S. dollar | **( 4,580)** | **11.23** | ( 4,012) | 10.31 |
| Quetzal | **( 1,330)** | **1.39** | ( 1,107) | 1.34 |
| Reals | **( 4,160)** | **3.89** | ( 1,540) | 2.91 |
| Colombian peso | **( 781,447)** | **0.004** | ( 288,605) | 0.0035 |
| Argentinean peso | **( 395)** | **3.83** | | |

## 15. Foreign Currency Position and Transactions (continued)

At February 27, 2004, the date of the audit report on these financial statements, the exchange rate of the Mexican peso relative to the U.S. dollar, quetzal, reals, Colombian peso, Argentinean peso and Euro is Ps. 11.09 per U.S. dollar, Ps. 1.33 per quetzal, Ps.3.76 per reals; Ps. 0.004 per Colombian peso, Ps. 3.77 per Argentinean peso and Ps.13.72 per Euro.

b) In the years ended December 31, 2003 and 2002, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar (reals, quetzals, Colombian pesos, Argentinean peso and Euro) were translated to U.S. dollars using the average exchange rate for the year.

| | U.S. dollars (thousands) | |
|---|---|---|
| | **2003** | 2002 |
| Net service revenues | **3,037,013** | 1,711,259 |
| Interest income | **4,130,981** | 123,201 |
| Interest expense | **156,522** | 159,641 |
| Operating costs and expenses | **283,075** | 2,408,863 |
| Other income (expense), net | **260,147** | ( 106,574) |

## 16. Commitments and Contingencies

a) As of December 31, 2003, América Móvil has entered into various leases (as a lessee) with related parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases expire within one to five years.

Following is an analysis of minimum rental payments due in the next five years. In some cases, the amounts will be increased either based on the NCPI or on the appraisal values of the property.

At December 31, 2003, the Company had the following commitments under non-cancelable leases:

| Year ended December 31, | Capital lease | Operating lease |
|---|---|---|
| 2004 | **Ps. 27,915** | **Ps. 752,771** |
| 2005 | **493,205** | **769,516** |
| 2006 | **492,557** | **790,920** |
| 2007 | **-** | **800,905** |
| 2008 and thereafter | **-** | **3,705,691** |
| Total | **1,013,677** | **Ps. 6,819,803** |
| Less: interest | **( 20,735)** | |
| Present value of minimum rental payments | **992,942** | |
| Less current installments | **( 37,401)** | |
| Long-term obligations | **Ps. 955,541** | |

(Thousands of Mexican pesos with purchasing power

## 16. Commitments and Contingencies (continued)

Rent charged to expenses in 2003 and 2002 aggregated Ps. 1,091,415 and Ps. 344,679, respectively.

b) Under Mexican legislation, Telecom is jointly and severally liable for obligations transferred to América Telecom pursuant to the spin-off for a period of three years from the date of publication of the spin-off resolution. Such liability, however, does not extend to any obligation with a creditor that has given its express consent relieving Telecom of such liability and approving the spin-off. Telecom may not be released from such commitments without the consent of the respective beneficiaries.

c) Certain Telmex Obligations

Telmex has guaranteed certain obligations of Iberbanda, S.A.(formerly FirstMark Comunicaciones España, S.A.). The guarantee is limited to 13.7 million euros (Ps. 194 million). América Móvil has agreed to indemnify Telmex for any claim or liability derived from these guarantees.

Post spin-off agreement

In conformity with the post spin-off master agreement between Telmex and América Móvil, Telmex is obligated to indemnify and hold América Móvil harmless from any and all claims resulting from any liability or contingency which was to be paid by Telmex as a result of the spin-off of América Móvil from Telmex and América Móvil, in turn, is obligated to indemnify and hold Telmex harmless from any and all claims resulting from any liability or contingency which was expressly transferred to América Móvil as a result of the spin-off of América Móvil from Telmex.

d) Payment guarantees with suppliers

At December 31, 2003, some of the subsidiaries had commitments to acquire equipment comprising their GSM networks, for as much as approximately US$580 million (approximately Ps. 6,516 million), which amounts have been guaranteed by America Móvil.

**Telcel**

e) Antitrust proceedings

In November 1995, a competitor of Telcel that provides cellular telephone services reported Telmex and Telcel to Cofeco, the Federal Competition Commission, for alleged monopolistic practices. In July 2001, Cofeco ruled that Telmex was responsible for the alleged monopolistic practices. The ruling did not find Telcel responsible for such practices.

(Thousands of Mexican pesos with purchasing power

**16. Commitments and Contingencies (continued)**

Administrative proceedings were commenced in January and June 2001 by Cofeco against Telcel for alleged anti-competitive behavior in connection with certain actions carried out by certain distributors of Telcel in 2001. In May 2002, Cofeco ruled against Telcel in connection with the proceeding initiated in January. Telcel appealed this ruling in June 2002. In September 2002, Cofeco ruled against this appeal. Telcel filed an appeal against this ruling in January 2003, the resolution of which is still pending. With respect to the administrative proceedings initiated in June 2001, Cofeco ruled against Telcel in December 2002, and Telcel appealed this ruling. In May 2003, Cofeco ruled against this appeal. In August 2003, Telcel filed an appeal against this ruling, the resolution of which is still pending. If the Company is unsuccessful in challenging these proceedings, they may result in fines or specific regulations applicable to Telcel.

f) Administrative investigation

América Móvil has received requests for information from the NBSC and the U.S. Securities and Exchange Commission regarding Telcel's entry into a capacity services agreement with Operadora Unefon in September 2003. The investigation relates to the alleged use by Operadora Unefon of the US$267.7 million paid by Telcel to Operadora Unefon under the agreement and related public disclosures made by an affiliate of Operadora Unefon. América Móvil is cooperating with the authorities.

g) Interconnection

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay a royalty on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region but average approximately 8%. Telcel believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty. In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing these issues in an administrative proceeding, the resolution of which is still pending. Telcel has created provisions in the financial statements to cover this potential liability.

**CompUSA**

h) In January 2000, COC Services, LTD. ("COC Services") filed with the District Court for the County of Dallas, Texas, a lawsuit against CompUSA, Inc. (CompUSA) alleging breach of contract and civil liability on the part of CompUSA in connection with certain letter of intent relating to the franchises granted to various Mexican retailers. The lawsuit also named Grupo Carso, Grupo Sanborns and Carlos Slim Helú as additional defendants. In the lawsuit, COC Services sought to recover from CompUSA US$150 million (approximately Ps. 1,685.4 million) in actual damages for breach of contract, tortuous interference with a contract or prospective contract, and conspiracy, as well as US$2 million (approximately Ps. 22.4 million) in damages for fraud and US$300 million (approximately Ps. 3,370.8 million) in punitive damages, plus interest and the reimbursement of all court and legal costs and expenses.

(Thousands of Mexican pesos with purchasing power

## 16. Commitments and Contingencies (continued)

### CompUSA (continued)

The lawsuit was turned over to the 116th District Court for the County of Dallas, Texas, and a jury trial was held in January and February 2001. The jury trial concluded in February 2001 with a verdict against all the defendants in respect of several COC claims. The verdict awarded to COC Services actual and punitive damages from the various defendants, as follows: punitive damages of US$175.5 million (approximately Ps.1,971.9 million from James Halpin, CompUSA's former Chief Executive Officer, US$94.5 million (approximately Ps. 1,061.8 million) from CompUSA, US$67.5 million (approximately Ps. 758.4 million) from Carlos Slim Helú, US$13.5 million (approximately Ps. 151.6 million) from Grupo Carso and US$13.5 million (approximately Ps. 151.6 million) from Grupo Sanborns.

The defendants filed with the court a motion challenging various legal aspects of the final award. On May 18, 2001, the court reduced the amount of the damages awarded by the jury verdict against Grupo Carso, Grupo Sanborns, Carlos Slim Helú, CompUSA and James Halpin, from US$454.0 million (approximately Ps. 5,101.1 million) to US$121.5 million (approximately Ps. 1,365.1 million), which represented a 73% reduction. In addition, the court vacated the jury award against CompUSA and James Halpin. Grupo Carso, Grupo Sanborns and Carlos Slim Helú have filed various motions in connection with these proceedings, and have filed an appeal with the competent courts of the State of Texas. Such actions are pending and we cannot predict their outcome, but we have posted with the court a bond to guarantee the payment of any amounts that may be awarded by a final resolution. Although the amount of the jury verdict has been reduced, we plan to continue pursuing all legal avenues available before the competent courts, for so long as it may be necessary, in order to obtain the dismissal of the pending accusations. COC Services has appealed the judgment, seeking to obtain the payment of damages in an amount closer than that stipulated in the jury verdict, and to reinstate CompUSA and James Halpin as defendants. The appeals have been processed and all arguments have been heard. The final resolution of the court of appeals is currently pending.

### Telgua

i) Reversal of Privatization

In June 2000, the executive branch of the Guatemalan government issued declarations concerning Empresa Guatemalteca de Telecomunicaciones ("Guatel"), a Guatemalan state agency that conducted the privatization of Telgua. The declarations stated that certain actions of Guatel relating to the privatization of Telgua were contrary to the interests of the Guatemalan State. In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other parties involved in the privatization of Telgua seeking reversal of the privatization.

**16. Commitments and Contingencies (continued)**

i) Reversal of Privatization (continued)

In October 2001, the Guatemalan State announced a governmental accord issued by the President of Guatemala and the Cabinet Ministers establishing the principal terms and conditions of a settlement agreement among the Guatemalan State, Telgua Guatel and American Central Tel, S.A. ("ACT"), and ordering the Attorney General of Guatemala to enter into such agreement in the name and on behalf of the Guatemalan State.

Under the terms of this settlement agreement, Telgua agreed, among other things: (i) to undertake a fixed, mobile, rural and internet telephone development project within Guatemala, to be completed within a period of three years, to consist of an investment of at least 1,950 million quetzals (approximately US$ 246 million), and (ii) to establish a total of 380,000 public, mobile and rural telephone lines. Pursuant to the settlement agreement, the Guatemalan State, ACT and Telgua agreed to abandon all litigation and related actions with respect to this matter. While the competent court held that as a procedural matter the attorney for the Guatemalan State could not withdraw the State's claims, it recognized the settlement agreement and ordered the files closed. During 2002, certain former government officials presented claims to the Guatemalan courts challenging the validity of the October 2001 settlement agreement. These actions are still pending.

j) ITI-GEDO

Judicial proceedings were commenced in the United States District Court for the Southern District of New York in March 2001 by International Telecom, Inc. ("ITI") against Generadora Eléctrica de Oriente, S.A. ("GEDO"), Antonio Jorge Álvarez and Telgua, alleging breach of contract, tortuous interference with contract and fraud in connection with an international telecommunications service agreement. In March 2002, the court granted Telgua's motion to dismiss the case against it for lack of personal jurisdiction, holding that Telgua had insufficient contacts with New York to subject it to jurisdiction in that forum. After a final judgment is issued, ITI, GEDO or Mr. Álvarez may appeal the decision dismissing Telgua from the litigation to the United States Court of Appeals for the Second Circuit.

(Thousands of Mexican pesos with purchasing power

## 16. Commitments and Contingencies (continued)

*Comcel*

k) Value added tax

The Colombian tax authorities have demanded that Comcel and Occel pay additional value-added taxes arising from cellular activation fees in 1995 and 1996. Comcel and Occel have challenged these claims before the corresponding administrative authorities. The administrative authorities have reviewed several of the bi-monthly tax periods in question and have decided all of them in favor of Comcel and Occel.

The amount claimed by the tax authorities (including fines and interest) relating to the tax periods for which challenges were still pending as of December 31, 2003 totaled approximately Colombian Ps 19,600 million for Comcel and Ps. 2,700 million for Occel (approximately Ps. 79.2 million and Ps. 10.9 million, respectively). In the opinion of its management, Comcel and Occel have appropriately filed their respective tax returns and paid the related value-added tax for all of the periods in question and has made no provisions in its financial statements as of December 31, 2003 against these proceedings.

**l) Voice/IP**

In March 2000, the Colombian Superintendencia de Industria y Comercio (SIC) issued Resolution No. 4954, requiring Comcel to pay a fine of Colombian Ps. 234 million for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million. Comcel requested an administrative review of the damages decision, which was declared inadmissible in June 2000. Comcel appealed, and the appeal was considered inadmissible in November 2000. Comcel filed again the appeal in February 2001.

Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel's February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Consejo Superior de la Judicatura ratified this decision. However, in 2003, an appeals court decided to revoke the decision of the Consejo Superior de la Judicatura, and the Tribunal Superior de Bogotá is currently reverting the procedure back to the SIC in order to continue the damages claim.

(Thousands of Mexican pesos with purchasing power

## 16. Commitments and Contingencies (continued)

*Telecom Americas*

m) Tess and ATL-Telecom Leste

ANATEL has challenged each of Tess and ATL calculations of the inflation-related adjustments due under these companies' concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and the remaining 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999.

Both companies have made these concession payments, but ANATEL has rejected the companies' calculation of the inflation-related adjustments and requested payment of the alleged differences. The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL's filing for declaratory action in October 2001 and ATL's filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending. In September 2003, the court of first instance ruled against Tess' filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date with respect to the declaratory action filed by Tess. The aggregate contested amounts were approximately R$422 million (including potential penalties and interest) (US$1,640.45 million) at December 31, 2003. ATL and Tess have made provisions in their financial statements to cover this potential liability.

n) BNDESPAR

Prior to the acquisition of Telet and Americel, BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other stockholder agreements with Americel, Telet and certain of their significant stockholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held a 5% equity interest in those companies. In October 2003, América Móvil increased its equity interest in each of Telet and Americel and BNDESPar's ownership fell below 5% from approximately 20% in each as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements in respect of certain past transfers of shares. To América Móvil's knowledge, BNDESPar has not commenced judicial action against América Móvil or any of its subsidiaries.

(Thousands of Mexican pesos with purchasing power

## 16. Commitments and Contingencies (continued)

n) BNDESPAR (continued)

América Móvil does not believe that BNDESPar has a valid claim against it or its subsidiaries under the agreements. Moreover, América Móvil does not believe that any such possible actions, even if successful, could result in a material adverse effect on its business, results of operations or liquidity, but it is difficult for América Móvil to predict the outcome of any such possible actions since a lawsuit has not yet been filed.

## 17. Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31, 2003 and 2002:

| | | 2003 | | 2002 |
|---|---|---|---|---|
| Due from: | | | | |
| Teléfonos de México, S.A. de C.V. | **Ps.** | **497,629** | Ps. | 506,241 |
| Sanborns Hermanos, S.A. de C.V. | | **69,306** | | 63,282 |
| Sears Roebuck, S.A. de C.V. | | **40,665** | | 21,078 |
| Teléfonos del Noroeste, S.A. de C.V. | | **27,081** | | 16,799 |
| Seguros Inbursa, S.A. de C.V. | | **7,414** | | - |
| Others | | **5,710** | | 2,056 |
| | **Ps.** | **647,805** | Ps. | 609,456 |
| Due to: | | | | |
| Fuerza Guardina Inbursa, S.A. | **Ps.** | **26,511** | Ps. | 23,457 |
| Consorcio Red Uno, S.A. de C.V. | | **3,634** | | 18,873 |
| Alquiladora de Casas, S.A. de C.V. | | **450** | | 214 |
| Carso Global Telecom, S.A. de C.V. | | **21,767** | | - |
| Compañía de Teléfonos Bienes y Raíces, S.A. de C.V. | | **16,631** | | 330 |
| Others | | **12,075** | | 3,572 |
| Total | **Ps.** | **81,068** | Ps. | 46,446 |

b) Interest earned on such instruments for the year ended December 31, 2002 was Ps. 81,346.

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

**17. Related Parties (continued)**

c) In the years ended December 31, 2003 and 2002, the Company had the following significant transactions with related parties, mainly with Telmex:

| | 2003 | 2002 |
|---|---|---|
| Revenues: | | |
| Calling Party Pays (CPP) interconnection fees (1) | **Ps. 9,553,850** | Ps. 8,747,178 |
| Interest | **31,462** | 73,805 |
| Costs and expenses: | | |
| Payments of long-distance, circuits and others (2) | **3,902,024** | 3,637,944 |
| Commercial, administrative and general: | | |
| Advertising | **533,662** | 473,114 |
| Other expenses | **87,707** | 194,772 |
| Interest and commissions paid | **31,568** | 60,591 |

(1) Interconnection fees from the "Calling Party Pays" program (CPP): incoming calls from a fixed-line telephone to a wireless telephone. Prior to the spin-off, Telcel had entered into interconnection agreements with Telmex. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.

(2) Includes: a) Interconnection (cost): payments of interconnection for outgoing calls from the wireless network to the fixed-line network; b) Long-distance: payments for the use of national and international long-distance; c) leases of buildings and other cellular space.

d) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel promises to pay monthly fees for the use of Telmex's antenna and repeater space, and has the right to install its interconnection radio frequency equipment.

e) The Company purchases materials and services from related parties under terms no less favorable than it could obtain from unaffiliated parties. Such materials and services include insurance and bank services provided by Grupo Financiero Inbursa, S.A. and certain subsidiaries.

## 18. Stockholders' Equity

a) The Company's fixed minimum capital at December 31, 2003 and 2002 is Ps. 4,268,428 (Ps. 933,246 nominal amount) and Ps. 4,295,060 (Ps.959,156 nominal amount), respectively, represented by 3,639,338 (thousand) and 3,740,379 (thousand) Series A-1 common, registered shares with no par value. In addition, the Company's bylaws provide for the issuance of Series A-2 variable capital shares. At December 31, 2003, no variable capital shares have been issued.

b) At the date of the incorporation of América Telecom, it was agreed to set up a reserve of Ps. 1,648,602 (Ps. 1,500,000 nominal amount) for the purchase of the Company's own shares. In 2003, the stockholders agreed to increase such reserve in the amount of Ps.1,536,750 (Ps. 1,500,000 nominal amount). In addition, the maximum amount of capital stock that may be affected by the repurchase of the Company's own shares is Ps.60,000.

c) During 2003 and 2002, the Company repurchased 972,615 and 106,719 (thousand) shares, respectively. At December 31, 2003, there were 295,737,577 treasury shares for re-placement.

d) At December 31, 2003, Other accumulated comprehensive income (loss) items include the deficit from restatement of stockholders' equity net of deferred taxes and the effect of translation of foreign entities in the amount of Ps. 721,847 (Ps. 1, 111,208 in 2002).

e) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of the capital stock issued and outstanding.

*Subsequent event*

From the period of January 1 through February 27, 2004, the Company repurchased 20,025 (thousand) shares. At the date of the audit report on these financial statements, there are 315,762,277 treasury shares for re-placement.

## 19. Income Tax, Asset Tax and Employee Profit Sharing

### a) Mexico

1) Income tax shown in the statements of income corresponds to income tax determined individually for the Company and for each of its subsidiaries. In addition, the Ministry of Finance and Public Credit authorized América Móvil to consolidate its tax results with the result of its Mexican subsidiaries, except for GCA (poner nombre de la compañía), effective January 1, 2002.

(Thousands of Mexican pesos with purchasing power

## 19. Income Tax, Asset Tax and Employee Profit Sharing (continued)

### a) Mexico (continued)

For the year ended December 31, 2003, the Company reported a tax loss of Ps. 96,915 (Ps. 94,515 nominal amount). In 2002, the Company reported taxable income of Ps. 10,850, against which it carried forward tax losses from prior years of Ps. 753 (the Company reported a tax loss of Ps. 716 in 2001).

2) The 1.8% asset tax is computed on the average value of most assets net of certain liabilities. Since asset tax may be credited against income tax, the former is actually payable only to the extent that it exceeds income tax. Asset tax for the year ended December 31, 2003 was Ps. 10,443 (Ps. 2,487 of asset tax from previous years). Asset tax actually paid in a given year may be recovered, restated for inflation, in any of the succeeding ten years in which income tax exceeds asset tax.

3) The corporate income tax rate for 2003 and 2002 was 34% and 35%, respectively. However, through December 31, 2001, corporate taxpayers had the option of deferring a portion, so that the tax payable for those years represented 30% of taxable income. The earnings on which there was a deferral of taxes had to be controlled in a so-called "net reinvested tax profit account" ("CUFINRE"). This was basically to clearly identify the earnings on which the taxpayer had opted to defer payment of corporate income tax. The option of deferring a portion of annual income tax was eliminated effective January 1, 2002.

Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the "CUFINRE" account and any excess will be paid from the "net tax profit account" ("CUFIN") so as to pay the 5% deferred tax.

4) Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of corporate income tax at the enacted rate at that time.

5) An analysis of income tax charged to results of operations for the years ended December 31, 2003 and 2002 is as follows:

| | | **2003** | 2002 |
|---|---|---|---|
| Current year income tax of Mexican subsidiaries | **Ps.** | **2,642,174** | Ps.3,313,567 |
| Current year income tax of foreign subsidiaries | | **555,117** | 282,720 |
| Deferred income tax | | **27,147** | ( 389,072) |
| Total | **Ps.** | **3,224,438** | Ps.3,207,215 |

6) At December 31, 2003, the balance of the Restated Contributed Capital Account (CUCA), the Net Tax Profit account (CUFIN), and Net Reinvested Tax Profit account (CUFINRE) are Ps. 4,510,727, Ps. 8,432,767 and Ps. 8,209, respectively (Ps. 4,510,727, Ps. 8,168,267 and Ps. 8,209 in 2002).

(Thousands of Mexican pesos with purchasing power

## 19. Income Tax, Asset Tax and Employee Profit Sharing (continued)

### a) Mexico (continued)

7) A reconciliation of the statutory corporate income tax rate to the effective rate recognized by the Company for financial reporting purposes is as follows:

| | 2003 | 2002 |
|---|---|---|
| Statutory income tax rate in Mexico | **34.0%** | 35.0% |
| Financing costs | **7.27** | 0.2 |
| Goodwill | **3.2** | 0.5 |
| Recoverable taxes | **(7.4)** | - |
| Asset tax | **7.5** | - |
| Transactions of subsidiaries abroad | **(10.4)** | - |
| Sale of shares of affiliates | **-** | (4.5) |
| Others | **3.43** | (2.9) |
| Effective tax rate on Mexican operations | **37.6** | 28.3 |
| Revenues and costs of foreign subsidiaries | **(20.3)** | (2.0) |
| Effective tax rate | **17.3%** | 26.3% |

8) The temporary differences on which the Company recognized deferred taxes in the years ended December 31, 2003 and 2002, were as follows:

| | 2003 | 2002 |
|---|---|---|
| Deferred tax assets | | |
| Liability provisions | **Ps. ( 434,134)** | Ps. (1,201,044) |
| Other | **( 164,117)** | ( 69,462) |
| Deferred revenues | **( 782,689)** | ( 488,471) |
| Tax losses | **(19,415,402)** | (5,672,294) |
| Asset tax | **( 12,930)** | ( 10,823) |
| | **(20,809,716)** | (7,442,094) |
| Deferred tax liabilities | | |
| Fixed assets | **2,539,064** | 1,883,678 |
| Inventories | **935,909** | 723,853 |
| Sale and lease back | **889,290** | - |
| Licenses | **651,778** | 583,706 |
| | **5,016,041** | 3,191,237 |
| Valuation allowance | **19,386,476** | 6,380,930 |
| Deferred income tax liability | **Ps. 3,592,801** | Ps. 2,130,073 |

## 19. Income Tax, Asset Tax and Employee Profit Sharing (continued)

### a) Mexico (continued)

On January 1, 2002, an annual one-percentage point decrease in the income tax rate was approved, starting in 2003, so that in 2005 the rate will be 32%. The effect of the tax rate change on the computation of deferred taxes was a credit to income for the year ended December 31, 2003 of approximately Ps. 130 million.

9) Telcel is legally required to pay employee profit sharing in addition to the compensations and benefits to which employees are contractually entitled. The statutory employee profit sharing rate in 2003, 2002 and 2001 was 10% of taxable income.

### b) Foreign subsidiaries

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The combined pretax (loss) income of these subsidiaries in 2001, 2002 and 2003 were Ps.(2,449,956), Ps. 1,330,656, Ps. 3,759,371, respectively, and their combined income tax provisions were Ps. 119,925, Ps. 282,692 and Ps. 555,117, respectively.

At December 31, 2003, an analysis of available tax loss carryforward of foreign subsidiaries is as follows:

| | Million of pesos at December 31, 2003 | | | | |
|---|---|---|---|---|---|
| Years | Brazil | Argentina | USA | Colombia | Ecuador |
| 1997 | Ps. 45 | | Ps. 12 | | |
| 1998 | 1,540 | | 408 | | |
| 1999 | 11,116 | Ps. 83 | 390 | | Ps. 81 |
| 2000 | 7,721 | 949 | 1,786 | Ps. 1,243 | 460 |
| 2001 | 9,125 | 517 | 1,223 | 1,180 | 348 |
| 2002 | 7,758 | 5,191 | 94 | 162 | 116 |
| 2003 | 4,628 | 641 | - | - | 46 |
| | Ps. 41,933 | Ps. 7,381 | Ps. 3,913 | Ps. 2,585 | Ps. 1,051 |

In Brazil there is no time limit on the carryforward of tax losses; however, the carryforward in each year may not exceed 30% of taxable income for such year.

In Argentina, tax losses reported in a given year may be carried forward against taxable income generated in the next five years.

(Thousands of Mexican pesos with purchasing power

## 19. Income Tax, Asset Tax and Employee Profit Sharing (continued)

### b) Foreign subsidiaries (continued)

Through 2002, tax losses incurred in Colombia could be carried forward against taxable income generated in the next five years, with no restrictions whatsoever. As of 2003, the tax loss of a given year may be carried forward only against taxable income generated in the next eight years, without exceeding 25% of income generated in any given year.

Tracfone experienced a change in ownership as defined by section 382 of the U.S. Internal Revenue Code, under which, there is an annual limitation on Tracfone's ability to realize the benefit of its loss carryforward. Accordingly, some or all of the Tracfone's losses might not be carried forward in the future.

In Ecuador the tax loss reported in a given year may be carried forward only against taxable income generated in the next five years, without exceeding 25% of income generated in each of those years.

In Guatemala and El Salvador, current year tax losses may not be carried forward against future income.

## 20. Stock Option Plan

In September 2001, América Móvil established a stock option plan for most of its senior executives. The plan is for a duration of four years, and as many as 3,215,000 million series "L" own shares may be made available. The subscription price for the 2001 plan is P. 1.00 per share. Participants under the plan may exercise 25% of the options during 2001, 25% during 2002, 25% during 2003, and the remaining 25% during 2004. Because the options do not expire if not exercised in a particular year, a participant could theoretically wait until the fourth anniversary of the plan to exercise 100% of the options granted. During 2002 and 2003, América Móvil established second and third option plans, respectively, each of which functions under the same rules as the 2001 plan, except that the second plan established in 2002 has a one-year lag while the third plan established in 2003 has a two-year lag. Additional series "L" treasury shares were assigned to such plans. At December 31, 2003, a total of 5,080,750 series "L" shares have been acquired by employees under the stock option plans. At December 31, 2003, the difference between the market value of the total authorized shares and the subscription price is charged to results of operations.

## *21. Segments*

América Telecom operates primarily in one segment (cellular services); however, as mentioned in Note 1b above, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia and the United States. The accounting policies of the segments are the same as those described in Note 2. The following summary shows the most important segment information:

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

**Notes to Consolidated Financial Statements**

(Thousands of Mexican pesos with purchasing power
at December 31, 2003)

*21. Segments (continued)*

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| December 31, 2003 | | | | | | | | | | | |
| Operating revenues | | 2,465,905 | 5,662,267 | 2,716,700 | 5,769,694 | 11,397,248 | 889,348 | 6,246,478 | 811,906 | ( 18,874) | 85,940,972 |
| Depreciation and amortization | 1,396515 | 4,719,971 | 1,360,255 | 452,536 | 1,398,657 | 4,319,775 | 96,371 | 196,350 | 160,321 | 39,750 | 14,140,501 |
| Operating (loss) income | ( 1,311,537) | 17,695,289 | 1,706,214 | 548,529 | 592,468 | ( 2,134,005) | 70,451 | 200,179 | 269,429 | 216,245 | 17,853,262 |
| Interest expense | 6,301,116 | 5,555,664 | 412,117 | 69,406 | 475,909, | 1,730,162 | 225,440 | | 529 | ( 10,621,490) | 4,148,853 |
| Segment assets | 265,479,009 | 43,673,117 | 10,775,727 | 5,357,175 | 12,763,467 | 61,315,156 | 4,839,104 | 2,399,293 | 8,911,217 | ( 263,128,779) | 152,384,486 |
| Plant, property and equipment, net | 1,148,449 | 28,364,683 | 7,799,619 | 2,370,918 | 6,917,840 | 18,026,807 | 1,455,481 | 359,566 | 4,718,279 | | 71,161,642 |
| Goodwill, net | 5,267,879 | | 577,091 | 1,849,132 | 2,831,175 | | 278,871 | | | ( 578,441) | 10,234,707 |
| Trade marks and patents | | | | | 1,782,692 | 4,034,641 | 1,015,015 | | 1,052,433 | | 7,884,781 |
| Licenses, net | | 1,553,455 | 638,732 | 256,289 | 2,623,521 | 19,894,324 | 639,971 | | 327,528 | ( 125,869) | 25,807,951 |
| December 31, 2002 | | | | | | | | | | | |
| Operating revenues | | 42,413,6 17 | 4,620,722 | 1,300,688 | 3,838,763 | 3,316,564 | 49,032 | 4,241,627 | | ( 32,671) | 59,748,342 |
| Depreciation and amortization | 265,692 | 3,913,56 2 | 1,244,856 | 226,293 | 914,357 | 1,897,828 | ( 60,3 | 166,969 | | 54,996 | 8,624,161 |
| Operating (loss) income | 342,829 | 12,290,2 69 | 1,108,690 | ( 109,613) | 355,889 | (901,876) | 44,303 | (256,908) | | 237,622 | 13,111,205 |
| Interest expense | 4,939,681 | 8,761,00 4 | 392,879 | 56,954 | 425,896 | 686,420 | 10,092 | | | ( 12,424,350) | 2,848,576 |
| Segment assets | 267,667,227 | 80,072,4 47 | 11,776,136 | 4,390,739 | 9,380,478 | 4,058,989 | 809,708 | 1,295,424 | | ( 261,685,375) | 117,765,773 |
| Plant, property and equipment, net | 866,485 | 35,422,6 58 | 9,507,389 | 1,538,363 | 5,681,460 | 9,430,259 | 934,851 | 420,200 | | ( 801,607) | 62,993,999 |
| Goodwill, net | 2,268,523 | | 441,709 | 2,046,822 | 1,619,466 | | 274,717 | | | ( 257,509) | 6,393,728 |

(Thousands of Mexican pesos with purchasing power at December 31, 2003)

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Trade marks and patents | | | | 1,974,142 | 4,823,042 | | 6,797,184 |
| Licenses, net | 1,696,312 | 597,764 | 305,174 | 2,284,094 | 11,102,448 | 232 | 15,986,024 |

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

**Notes to Consolidated Financial Statements**

(Thousands of Mexican pesos with purchasing power
at December 31, 2003)

As filed with the Securities and Exchange Commission on June 30, 2004

# SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

## FORM 20-F

**Annual Report Pursuant to Section 13**
**of the Securities Exchange Act of 1934**
**for the fiscal year ended December 31, 2003**

**Commission file number for securities registered pursuant to Section 12(b) of the Act: 0-32245**

**Commission file number for securities registered pursuant to Section 12(g) of the Act: 1-16269**

**AMÉRICA MÓVIL, S.A. DE C.V.**
(exact name of registrant as specified in its charter)

**America Mobile**
(translation of registrant's name into English)

**United Mexican States**
(jurisdiction of incorporation)

**Lago Alberto 366, Colonia Anáhuac, 11320 México, D.F., México**
(address of principal executive offices)

| Securities registered pursuant to Section 12(b) of the Act: | Name of each exchange on which registered: |
| --- | --- |
| American Depositary Shares, each representing 20 Series L Shares, without par value | New York Stock Exchange |
| Series L Shares, without par value | New York Stock Exchange (for listing purposes only) |

**Securities registered pursuant to Section 12(g) of the Act:**

American Depositary Shares, each representing 20 Series A Shares, without par value

Series A Shares, without par value

**The number of outstanding shares of each of the registrant's classes of capital or common stock as of December 31, 2003:**

| | |
| --- | --- |
| 3,647 million | AA Shares |
| 279 million | A Shares |
| 8,910 million | L Shares |

**Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.**

**Yes** __X__ **No** ____

**Indicate by check mark which financial statement item the registrant has elected to follow.**

**Item 17** ________ **Item 18** ____X____

TABLE OF CONTENTS

## PART I

### Item 3. Key Information

### SELECTED FINANCIAL DATA

This annual report includes our audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003. Our financial statements have been prepared in accordance with Mexican GAAP and presented in Mexican pesos. The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican GAAP and translated to Mexican pesos. See Note 2(g) to our audited financial statements.

Mexican GAAP differs in certain respects from U.S. GAAP. Note 23 to the audited financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements and the selected financial information set forth below:

- nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders' equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;
- gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and
- all financial statements are restated in constant pesos as of December 31, 2003.

The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and stockholders' equity, except with respect to the methodology for restatement of imported telephone plant. See Note 23 to the audited financial statements.

This annual report also includes audited financial statements of Telecom Americas for the year ended December 31, 2001 and, for comparative purposes only, for the 186-day period ended December 31, 2000. The audited financial statements of Telecom Americas have been prepared on a consolidated basis in accordance with U.S. GAAP and presented in U.S. dollars.

References herein to "U.S.$" are to U.S. dollars. References herein to "pesos," "P." or "Ps." are to Mexican pesos.

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal peso or constant peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant pesos at the exchange rate of Ps. 11.2360 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2003.

The selected financial and operating information set forth below has been derived in part from our audited financial statements, which have been reported on by Mancera S.C., a member practice of Ernst & Young Global, independent auditors. The selected financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our audited financial statements.

| | As of and for the year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 1999(1) | 2000 | 2001 | 2002 | 2003 | 2003 |
| | (millions of constant pesos as of December 31, 2003)(2) | | | | | (millions of U.S. dollars)(2) |
| **Income Statement Data:** | | | | | | |
| *Mexican GAAP* | | | | | | |
| Operating revenues | Ps. 18,010 | Ps. 33,073 | Ps. 45,457 | Ps. 59,743 | Ps. 85,941 | U.S.$ 7,649 |
| Operating costs and expenses | 15,453 | 29,880 | 38,783 | 46,762 | 67,981 | 6,050 |
| Depreciation and amortization | 1,737 | 3,395 | 4,920 | 8,606 | 13,878 | 1,235 |
| Operating income (loss) | 2,557 | 3,193 | 6,674 | 12,980 | 17,960 | 1,599 |
| Comprehensive financing cost (income) | (3,517) | (1,196) | 665 | 1,023 | (2,123) | (189) |
| Majority net income (loss) | 5,010 | 994 | (910) | 4,784 | 15,032 | 1,338 |
| Majority net income (loss) per share: | | | | | | |
| Basic(3) | 0.35 | 0.07 | (0.07) | 0.36 | 1.16 | 0.10 |
| Diluted(4) | 0.35 | 0.07 | (0.07) | 0.36 | 1.16 | 0.10 |
| Dividends declared per share(5) | – | – | 0.040 | 0.044 | 0.060 | 0.005 |
| Dividends paid per share(6) | – | | 0.030 | 0.043 | 0.056 | 0.005 |
| Weighted average number of shares outstanding (millions): | | | | | | |
| Basic | – | – | 13,199 | 13,123 | 12,912 | – |
| Diluted | – | – | 13,199 | 13,123 | 12,914 | – |
| *U.S. GAAP* | | | | | | |
| Operating revenues | Ps. 18,237 | Ps. 33,490 | Ps. 45,457 | Ps. 59,743 | Ps. 85,941 | U.S.$ 7,649 |
| Operating costs and expenses | 16,369 | 31,308 | 39,316 | 46,431 | 67,405 | 5,999 |
| Depreciation and amortization | 1,931 | 3,696 | 5,496 | 8,138 | 13,368 | 1,190 |
| Operating income (loss) | 1,868 | 2,182 | 6,141 | 13,312 | 18,536 | 1,650 |
| Comprehensive financing cost (income) | (3,602) | (1,482) | 727 | 712 | (1,973) | (176) |
| Majority net income (loss) | 3,140 | (470) | (670) | 6,037 | 14,899 | 1,326 |
| Majority net income (loss) per share: | | | | | | |
| Basic(3) | 0.21 | (0.03) | (0.05) | 0.46 | 1.15 | 0.10 |
| Diluted(4) | 0.21 | (0.03) | (0.05) | 0.46 | 1.15 | 0.10 |

*(see footnotes on following page)*

| | As of and for the year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 1999(1) | 2000 | 2001 | 2002 | 2003 | 2003 |
| | (millions of constant pesos as of December 31, 2003)(2) | | | | | (millions of U.S. dollars)(2) |
| **Balance Sheet Data:** | | | | | | |
| *Mexican GAAP* | | | | | | |
| Property, plant and equipment, net | Ps. 14,610 | Ps. 37,557 | Ps. 43,934 | Ps. 62,994 | Ps. 71,162 | U.S.$ 6,333 |
| Total assets | 76,995 | 100,857 | 101,833 | 117,538 | 149,979 | 13,349 |
| Short-term debt and current portion of long-term debt | 460 | 7,636 | 6,928 | 10,637 | 12,108 | 1,078 |
| Long-term debt | 2,831 | 1,340 | 16,674 | 37,399 | 37,205 | 3,311 |
| Total stockholders' equity(7) | 65,472 | 75,136 | 62,233 | 51,146 | 69,212 | 6,160 |
| Capital stock | – | 31,224 | 31,201 | 31,193 | 31,191 | 2,776 |
| Number of outstanding shares (millions): | | | | | | |
| Series AA | – | 3,266 | 3,807 | 3,647 | 3,647 | 3,647 |
| Series A | – | 339 | 315 | 291 | 279 | 279 |
| Series L | – | 10,405 | 9,077 | 8,978 | 8,910 | 8,910 |
| *U.S. GAAP* | | | | | | |
| Property, plant & equipment, net | Ps. 15,034 | Ps. 37,657 | Ps. 47,118 | Ps. 64,139 | Ps. 76,893 | U.S.$ 6,843 |
| Total assets | 78,756 | 102,875 | 105,993 | 120,611 | 158,586 | 14,114 |
| Short-term debt and current portion of long-term debt | – | 7,732 | 6,928 | 10,637 | 12,108 | 1,078 |
| Long-term debt | 2,868 | 1,357 | 16,674 | 37,399 | 37,205 | 3,311 |
| Minority interest | 786 | 2,427 | 822 | 1,225 | 5,099 | 454 |
| Total stockholders' equity | 63,498 | 71,030 | 62,615 | 50,389 | 71,167 | 6,334 |
| Capital stock | – | 31,617 | 31,594 | 31,587 | 31,585 | 2,811 |
| **Subscriber Data:** | | | | | | |
| Number of subscribers (in thousands) | | 17,124 | 26,594 | 31,600 | 43,725 | – |
| Subscriber growth | | – | 55.3% | 18.8% | 38.4% | – |

(1) Prepared on a consolidated basis from the historical accounting records of Teléfonos de México, S.A. de C.V. (Telmex), representing the combined historical operations of the entities that Telmex transferred to us in the spin-off that established América Móvil in September 2000.

(2) Except per share data.

(3) For 1999, based on 14,485 million shares outstanding at September 25, 2000, the date América Móvil was established. For 2000, assumes 14,485 million shares outstanding for the period prior to September 25, 2000. We have not included net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.

(4) For 1999, based on 14,485 million diluted shares outstanding at September 25, 2000, the date América Móvil was established. For 2000, assumes 14,485 million diluted shares outstanding for the period prior to September 25, 2000. We have not included net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.

(5) Nominal amounts. Figures provided represent the annual dividend declared at the general shareholders' meeting.

(6) Nominal amounts. For more information on dividends paid per share translated into U.S. dollars, see "Financials – Dividends" under Item 8. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.

(7) Includes minority interest.

## EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. The peso was relatively stable from 1999 until 2001. In 2002 and 2003, the peso declined in value against the U.S. dollar. There can be no assurances that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

| Period | High | Low | Average(1) | Period End |
|---|---|---|---|---|
| 1999 | 9.2430 | 10.6000 | 9.5630 | 9.4800 |
| 2000 | 9.1830 | 10.0870 | 9.4717 | 9.6180 |
| 2001 | 9.0270 | 9.8850 | 8.9386 | 9.1560 |
| 2002 | 9.0000 | 10.4250 | 9.6630 | 10.4250 |
| 2003 | 10.1130 | 11.4060 | 10.8463 | 11.2420 |
| 2003: | | | | |
| January | 10.3210 | 10.9780 | | |
| February | 10.7740 | 11.0640 | | |
| March | 10.6610 | 11.2350 | | |
| April | 10.3080 | 10.7700 | | |
| May | 10.1130 | 10.4240 | | |
| June | 10.2240 | 10.7390 | | |
| July | 10.3390 | 10.5850 | | |
| August | 10.5900 | 11.0600 | | |
| September | 10.8600 | 11.0400 | | |
| October | 10.9690 | 11.3180 | | |
| November | 10.9790 | 11.3950 | | |
| December | 11.1730 | 11.4060 | | |
| 2004: | | | | |
| January | 10.8050 | 11.0970 | | |
| February | 10.9095 | 11.2450 | | |
| March | 10.9180 | 11.2290 | | |
| April | 11.1570 | 11.4315 | | |
| May | 11.3815 | 11.6350 | | |

(1) Average of month-end rates.

On June 25, 2004, the noon buying rate was Ps. 11.3150 to U.S.$1.00.

## FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

- projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;
- statements of our plans, objectives or goals, including those relating to competition, regulation and rates;
- statements about our future economic performance or that of Mexico or other countries in which we operate;
- competitive developments in the telecommunications sector in each of the markets where we currently operate;
- other factors or trends affecting the telecommunications industry generally and our financial condition in particular; and
- statements of assumptions underlying the foregoing statements.

We use words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors," include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update such statements in light of new information or future developments.

You should evaluate any statements made by us in light of these important factors.

## RISK FACTORS

### Risks Relating To Our Businesses

***Substantial and increasing competition in the wireless industry could adversely affect the revenues and profitability of our business***

Our wireless businesses face substantial competition, typically from at least one other wireless provider, and increasingly from multiple providers. We also face competition from fixed-line telephone companies and, increasingly, other service providers such as cable, paging and Internet companies.

We expect that competition will intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services, and the auction in each of the jurisdictions in which we operate of additional spectrum. We also expect the current consolidation trend in the wireless industry to continue, as companies respond to the need for cost reduction and additional spectrum. This trend may result in larger competitors with greater financial, technical, promotional and other resources to compete with our businesses.

Among other things, our competitors could:

- provide increased handset subsidies;
- offer higher commissions to retailers;
- provide free airtime or other services (such as Internet access);
- expand their networks faster; or
- develop and deploy improved wireless technologies faster.

We anticipate that competition will lead to increases in advertising and promotional spending, along with increased demands on access to distribution channels. In addition, portability requirements, which enable customers to switch wireless providers without changing their wireless numbers, have been introduced in some of our markets and may be introduced in other markets in the future. These developments may lead to smaller operating margins, greater choices for customers, possible consumer confusion and increasing movement of customers among competitors, which may make it difficult for us to retain customers or add new customers. The cost of adding new customers may also continue to increase, reducing profitability even if customer growth continues.

Our ability to compete successfully will depend on customer service, on marketing and on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

***Changes in government regulation could hurt our businesses***

Our businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of wireless telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices operators may charge for their services could have a material adverse effect on us by reducing our profit margins. In Mexico, Telcel's business is subject to extensive government regulation, principally by the Comisión Federal de

Telecomunicaciones (Federal Telecommunications Commission, or "Cofetel") and the Comisión Federal de Competencia (Federal Competition Commission, or "Cofeco"), and may be adversely affected by changes in law or by actions of Mexican regulatory authorities.

The Mexican Communications Ministry is authorized to impose specific rate and other requirements on any wireless operator that is determined by Cofeco to have substantial market power. While no such determination has been made with respect to the wireless market in Mexico, we can provide no assurances that the regulatory authorities will not make such a determination with respect to Telcel and impose specific rate requirements or other special regulations on us, such as additional requirements regarding disclosure of information or quality of service. Any such new regulation could have a material adverse effect on our operations.

Many Latin American countries are in the process of deregulating and privatizing the provision of communications services, including wireless services, and many of the laws, regulations and licenses that regulate our businesses, including in Argentina, Brazil, Colombia, Ecuador, El Salvador, Guatemala and Nicaragua, became effective only recently. Consequently, there is only a limited history that would allow us to predict the impact of these legal regulations on our future operations. In addition, changes in political administrations could lead to the adoption of policies concerning competition, privatization and taxation of communications services that may be detrimental to our operations throughout Latin America. These restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or for government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could result in our incurring losses of revenues and require capital investments all of which could materially adversely affect our businesses and results of operations.

***We will, in the future, either have to acquire additional radio spectrum capacity or build more cell and switch sites in Mexico in order to expand our customer base and maintain the quality of our services***

Licensed radio spectrum is essential to our growth and the quality of our services, particularly for GSM services. In order to utilize less spectrum, we could increase the density of our network by building more cell and switch sites, but such measures could be costly and would be subject to local restrictions and approvals.

The Mexican government has not auctioned additional spectrum since 1998. In 2003, we decided to acquire capacity services from Operadora Unefon in the 1900 megahertz spectrum for a period of 16 years. The Mexican government has announced that it intends to auction 1900 megahertz spectrum during 2004, and we expect to participate in any such auction. Prior to participating in any auction for spectrum, each participant must obtain an authorization from Cofeco. A separate authorization is required for each auction, and spectrum for each region is auctioned separately. Cofeco has broad discretion in granting such authorizations, and Cofeco may take into account factors such as competition and capacity utilization prior to granting any authorization to Telcel to participate in any auction.

In 1998, Cofeco did not allow Telcel to participate in certain spectrum auctions, but we believe that the reasons for Cofeco's denial are no longer applicable given the entry of new competitors in the Mexican market and our spin-off from Telmex. Although we believe that Cofeco should authorize Telcel to participate in future spectrum auctions, we can give no assurance that it will do so. We cannot assure you that, if additional spectrum is awarded to us by the Mexican government, a third party will not appeal the result of such bidding process. Any restrictions on our ability to acquire or use spectrum may have a material effect on our business.

***Our concessions and licenses are subject to termination***

The terms of our concessions and licenses typically require the operator to meet specified network build-out requirements and schedules, as well as to maintain minimum quality, service and coverage standards. If we fail to comply with these and other criteria, the result could be revocation of our concessions or licenses, the imposition of fines or other government actions. Our ability to comply with these criteria is subject in certain respects to factors beyond our control. We cannot assure you that our international businesses will be able to comply fully with the terms of their concessions or licenses.

In Mexico, the Mexican telecommunications law and Telcel's concessions include various provisions under which the concessions may be terminated by the Mexican Communications Ministry before their scheduled expiration dates. Among other things, these concessions may be terminated if we fail to meet specified network build-out requirements and schedules or to maintain minimum quality, service and coverage standards by, for example, interrupting service without justified cause or failing to meet interconnection requirements. Also, the Mexican telecommunications law gives certain rights to the Mexican government, including the right to revoke the concessions pursuant to an expropriation or to take over the management of Telcel's networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The loss of any one concession could have a material adverse effect on our business and results of operations.

***We have invested in countries in which we have limited experience, and we may be unsuccessful in addressing the new challenges and risks they present***

We have invested in a growing number of telecommunications businesses outside our historical core activity of providing wireless telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America. These investments have been made in some countries in which we have little experience and may involve risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks than Mexico, such as Argentina, Brazil, Colombia, Ecuador, El Salvador, Guatemala and Nicaragua. Many of these businesses are start-up or development-stage companies with unproven business models and inexperienced management that in some cases will require substantial investments in the near future. We cannot assure you that these investments will be successful.

***We are subject to significant litigation***

Some of our subsidiaries are subject to significant litigation, which if determined adversely to our interests may have a material adverse effect on our business, results of operations, financial condition or prospects. In Mexico, Telcel is subject to proceedings for alleged antitrust practices. We cannot predict how these proceedings will be resolved and, if resolved contrary to our interests, what fines or restrictions may be imposed on our Mexican operations. These restrictions, which could be imposed by means of special regulations, may include significant limitations on our ability to conduct business as currently conducted. Other significant litigation is described in "Legal Proceedings" under Item 8.

***A system failure could cause delays or interruptions of service, which could cause us to lose customers***

We will need to continue to provide our subscribers with reliable service over our network. Some of the risks to our network and infrastructure include the following:

- physical damage to access lines;
- power surges or outages;
- software defects; and
- disruptions beyond our control.

Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose subscribers and incur additional expenses.

*If our current churn rate increases, our business could be negatively affected*

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or churn, could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. Because a substantial majority of our subscribers are prepaid, we do not have long-term contracts with those subscribers. Our weighted monthly average churn rate for the twelve-month period ended December 31, 2003 was 2.9% as compared to 3.2% for the twelve-month period ended December 31, 2002. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our residential subscribers.

**Risks Relating to the Wireless Industry Generally**

*Changes in the wireless industry could affect our future financial performance*

The wireless communications industry is experiencing significant change. These changes include, among others, the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. In Mexico and in the other countries in which we conduct business, there is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime and line rental may continue to decline.

There are three existing digital technologies for wireless communications, none of which is compatible with the others. In the past, Telcel and certain of our international businesses used time division multiple access (TDMA) technology for their digital networks, while certain of our other international businesses used code division multiple access (CDMA) as their digital wireless technology. We are introducing global system for mobile communications (GSM) technology in all of our markets. Telcel launched GSM services in Mexico in October 2002, and we began offering GSM services in Argentina, Brazil, Colombia, Ecuador and Guatemala during 2003. If future wireless technologies that gain widespread acceptance are not compatible with the technologies we use, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure.

*We are dependent upon a limited number of suppliers and vendors to provide us with services or equipment on a timely and cost-effective basis*

Each of our wireless businesses relies primarily on a single vendor for its switch and cell site equipment and on a single supplier or small group of suppliers for its handsets and other customer equipment. If we had to replace a primary supplier of switch and cell site equipment because, for example, it ceased to provide timely or cost-effective equipment or service, the transition to another supplier could entail delays and additional costs. Supplies of customer equipment may be subject to periodic shortages, and our ability to grow will be limited if we cannot rely on our suppliers to ensure sufficient quantities and quality of equipment.

*We may incur significant losses from wireless fraud and from our failure to successfully manage collections*

Our wireless businesses incur losses and costs associated with the unauthorized use of these wireless networks, particularly their analog cellular networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. In the year ended December 31, 2003, Telcel refunded to its customers approximately Ps. 1.53 million due to wireless fraud. Although we seek to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot assure you that these efforts will be effective or that fraud will not result in material costs for us in the future.

Cloning, which is one form of wireless fraud, involves the use of scanners and other electronic devices to obtain illegally telephone numbers and electronic serial numbers during cellular transmission. Stolen telephone and serial number combinations can be programmed into a cellular phone and used to obtain improper access to cellular networks. Roaming fraud occurs when a phone programmed with a number stolen from one of our subscribers is used to place fraudulent calls from another carrier's market, resulting in a roaming fee charged to us that cannot be collected from the subscriber.

***Concerns about health risks relating to the use of wireless handsets and base stations may adversely affect our business***

Media and other reports have linked radio frequency emissions from wireless handsets and base stations to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. Although we do not know of any definitive studies showing that radio frequency emissions raise health concerns, concerns over radio frequency emissions may discourage the use of wireless handsets, which could have a material adverse effect on our results of operations. Government authorities could also increase regulation of wireless handsets and base stations as a result of these concerns. In addition, lawsuits have been filed in the United States against certain participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage, and our businesses may be subject to similar litigation in the future. Research and studies are ongoing, and there can be no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns. Any negative findings in these studies could adversely affect the use of wireless handsets and, as a result, our future financial performance.

**Risks Relating to Our Controlling Shareholders, Capital Structure and Transactions with Affiliates**

***We are controlled by one shareholder***

As of April 30, 2004, 64.49% of our voting shares was directly or indirectly owned by América Telecom, S.A. de C.V. According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú, the Chairman of our Board of Directors, and certain members of his immediate family, including his son and member of our Board of Directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom. América Telecom is able to elect a majority of the members of our board of directors and to determine the outcome of other actions requiring a vote of our shareholders, except in very limited cases that require a vote of the holders of L Shares.

***We have significant transactions with affiliates***

We engage in transactions with Teléfonos de México, S.A. de C.V., or "Telmex," and certain subsidiaries of Grupo Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A. de C.V., all of which are affiliates of América Móvil. Many of these transactions occur in the ordinary course of business and, in the case of transactions with Telmex, are subject to applicable telecommunications regulations in Mexico. Transactions with affiliates may create the potential for conflicts of interest.

***The protections afforded to minority shareholders in Mexico are different from those in the United States***

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not as fully developed as in other jurisdictions, there is no procedure for class actions or shareholder derivative actions, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for minority shareholders of América Móvil to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a company incorporated in another jurisdiction, such as the United States.

***Holders of L Shares and L Share ADSs have limited voting rights, and holders of ADSs may vote only through the depositary***

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of América Móvil or the cancellation of registration of the L Shares with the Mexican National Banking and Securities Commission or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

***Holders of ADSs are not entitled to attend shareholders' meetings, and they may only vote through the depositary***

Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders' meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders' meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreements, but a holder of ADSs will not be able to vote its shares directly at a shareholders' meeting or to appoint a proxy to do so.

***You may not be entitled to participate in future preemptive rights offerings***

Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in América Móvil. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or U.S. holders of L Shares or A Shares to participate in a preemptive rights offering. As a result, the equity interest of such holders in América Móvil be diluted proportionately. In addition, under current Mexican law, it is not practicable for the depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

***Our bylaws restrict transfers of shares in some circumstances***

Our bylaws provide that any acquisition or transfer of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. If you acquire or transfer more than 10% of our capital stock, you will not be able to do so without the approval of the Board of Directors.

*Mexican law and our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders*

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in América Móvil and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

*Our bylaws may only be enforced in Mexico*

Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. As a result, it may be difficult for non-Mexican shareholders to enforce their shareholder rights pursuant to the bylaws.

*It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons*

América Móvil is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

**Risks Relating to Developments in Mexico and Other Countries**

*Latin American economic, political and social conditions may adversely affect our business*

Our financial performance may be significantly affected by general economic, political and social conditions in the countries where we operate, particularly Mexico and Brazil. Many countries in Latin America, including Mexico and Brazil, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Instability in the region has been caused by many different factors, including:

- significant governmental influence over local economies;
- substantial fluctuations in economic growth;
- high levels of inflation;
- changes in currency values;
- exchange controls or restrictions on expatriation of earnings;
- high domestic interest rates;
- wage and price controls;

- changes in governmental economic or tax policies;
- imposition of trade barriers;
- unexpected changes in regulation; and
- overall political, social and economic instability.

Adverse economic, political and social conditions in Latin America may inhibit demand for wireless services and create uncertainty regarding our operating environment, which could have a material adverse effect on our company.

Our business is especially affected by conditions in Mexico and Brazil. Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. According to preliminary data, during 2003, Mexico's gross domestic product, or "GDP," grew by 1.3% in real terms. In 2002, GDP grew by 0.9%. Mexico has also experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index as published by the Banco de México, was 4.0% for 2003.

Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 2,489% in 1993 and 929% in 1994, as measured by the Brazilian National Consumer Price Index. More recently, Brazil's rates of inflation were 9.4% in 2001, 14.7% in 2002 and 10.4% in 2003. Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy.

***Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations***

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the U.S. dollar, in which a substantial portion of our indebtedness is denominated. Changes in the value of the various currencies in which we conduct operations against the Mexican peso, which we use as our reporting currency in our financial statements, and against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. In 2003, changes in currency exchange rates led us to report a foreign exchange gain of Ps. 1,355 million (an amount that is equal to 7.5% of our operating income in 2003), while in 2002 we reported a foreign exchange loss of Ps. 1,526 million. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future.

***Additional Mexican taxes and contributions levied on services we offer and on the exploitation of frequencies could affect our results of operations***

Taxes applicable to certain telecommunications services, as well as taxes and contributions on the exploitation of frequencies, have been enacted from time to time in Mexico. Taxes or contributions of this nature could adversely affect our business and our results of operations.

Currently in Mexico, concessionaires for the 800 megahertz (Band B) radio spectrum are required to pay the Mexican government an annual fee ranging from 5% to 10% of the gross revenues under such concessions whereas concessionaires for the 1900 megahertz (Band D) radio spectrum are not required to pay annual fees. Pursuant to amendments to the Federal Contributions Law (the Ley Federal de Derechos) enacted in 2003, owners of concessions in Mexico granted or renewed on or after January 1, 2003 are required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amount of annual fees payable could be significant and vary depending on the relevant region and radio spectrum band. These annual fees are payable in respect of all spectrum bands. The application of this fee to renewals of concessions granted prior to 2003 is the subject of debate in Mexico, as it could affect competitors differently and impact competition. Currently we do not expect to renew any of our current concessions until 2010, but, if permitted, we intend to participate in any auctions for the acquisition of additional spectrum in Mexico.

**Item 4. Information on the Company**

## GENERAL

With 43.7 million wireless subscribers in nine countries at December 31, 2003 (compared to 31.6 million at year-end 2002), we are the largest provider of wireless communications services in Latin America and one of the ten largest in the world. Because our focus is on Latin America, a substantial majority of our wireless subscribers are prepaid customers. We also had approximately 1.6 million fixed lines in Guatemala and El Salvador at December 31, 2003, making us the largest fixed-line operator in Central America. We have recently deployed GSM networks in Mexico, Brazil, Colombia, Ecuador, Guatemala and Nicaragua, and are in the process of deploying a GSM network in Argentina.

Our principal operations are:

- *Mexico*. Through Radiomóvil Dipsa, S.A. de C.V., which operates under the name "Telcel," we provide cellular telecommunications service in all nine regions in Mexico, with a network covering approximately 35% of the geographical area of Mexico, including all major cities, and approximately 81% of Mexico's population. At December 31, 2003, Telcel had 23.4 million subscribers, and Telcel is the largest provider of wireless telecommunications services in Mexico.
- *Argentina*. In 2003, we acquired CTI, the fourth largest wireless operator in Argentina measured by the number of subscribers. CTI provides nationwide wireless services in Argentina.
- *Brazil*. With approximately 9.5 million subscribers at December 31, 2003, we are the second largest provider of wireless telecommunications services in Brazil. We operate in Brazil through our subsidiary, Telecom Americas, and a number of operating companies, under a unified brand name, "Claro." During 2003, we significantly expanded our coverage in Brazil by acquiring BCP S.A. and BSE S.A. BCP is the second largest wireless provider in the São Paulo metropolitan area. Our network covers the principal cities in Brazil (including São Paulo and Rio de Janeiro) and approximately 140 licensed points of presence.
- *Central America*. We provide fixed-line and wireless services in Guatemala and El Salvador, through our subsidiaries Telgua and CTE. We provide wireless services in Nicaragua through our subsidiary Sercom Nicaragua. The wireless business of Telgua and Sercom Nicaragua operate under the "PCS Digital" and, for prepaid services, "Alo" brands. We acquired a controlling interest in CTE in 2003. CTE operates under the "Telecom" brand.
- *Colombia*. Our three operating subsidiaries in Colombia—Comcel, Occel and Celcaribe—operate under the "Comcel" brand. We are the largest wireless operator in the country measured by the number of subscribers.
- *Ecuador*. Conecel, our subsidiary in Ecuador, is the largest wireless operator in Ecuador measured by the number of subscribers. Conecel operates under the "Porta" brand.
- *United States*. Our U.S. subsidiary, TracFone, is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands.

América Móvil, S.A. de C.V. is a corporation (*sociedad anónima de capital variable*) organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Piso 2, Colonia Anáhuac, 11320, México D.F., México. Our telephone number at this location is (5255) 2581-4411.

**Our Markets**

We operate pursuant to concessions or licenses to provide wireless telecommunications services in each of the countries in which we operate. We seek to provide a full range of wireless telecommunications services in each of our markets. Our networks are consistently optimized to try to ensure maximum coverage and high quality service. We have recently deployed GSM networks in Mexico, Brazil, Colombia, Ecuador, Guatemala and Nicaragua, and we are in the process of deploying a GSM network in Argentina. In 2003, we invested Ps. 13.7 billion in our networks in capital expenditures. We also seek to expand market share by exploring strategic acquisition opportunities in Latin America.

Our principal markets of operations are Mexico and Brazil, the two largest economies in Latin America. We are the largest provider of wireless communication services in Mexico and the second largest in Brazil, based on the number of subscribers at December 31, 2003. Telcel and Telecom Americas combined represented 74.3% of our operating revenues in 2003. In 2003, the Mexican Finance Ministry estimates that the Mexican economy grew at a rate of 1.5% per annum and has projected economic growth of 3.5% for 2004. In Brazil, the economy contracted at a rate of 0.2% in 2003 according to the Brazilian Ministry of Economy, and economic growth in 2004 is projected at 3.5%. We believe that economic growth in these two key countries will enhance our operating revenues.

We believe our countries of operation offer considerable growth potential. Mexico, Brazil, Argentina, Colombia, Ecuador, El Salvador, Guatemala and Nicaragua represent a combined estimated population of 362 million, or 67% of the total estimated population of Latin America of 540 million in 2003. Our markets are characterized by relatively low fixed line and wireless penetration rates as compared to the United States and Europe.

In most of our markets, the regulatory environment has become increasingly more open and flexible over the past decade. These changes have increased competition as markets have become more open to new entrants. In Mexico, these changes have exposed us to competition from domestic competitors and from international operators. In other markets, these changes have allowed us an opportunity to enter as a competitor and capture market share from local providers.

**Our Strategy**

We intend to capitalize on our position as the leader in wireless telecommunications in Latin America to continue to expand our subscriber base, both by development of our existing businesses and selected strategic acquisitions in the region. We seek to become a leader in each of our markets by providing better coverage and services and benefiting from economies of scale. We closely monitor our costs and expenses, and we will continue to explore alternatives to further improve our operating margins.

**History**

We were established in September 2000 in a spin-off from Teléfonos de México, S.A. de C.V., also known as Telmex, the largest provider of local and long-distance telephone services in Mexico. The spin-off was implemented using a procedure under Mexican corporate law called *escisión* or "split-up." The shares of our company were delivered to Telmex shareholders on February 7, 2001.

Our wireless business in Mexico is conducted through our wholly-owned subsidiary Telcel, which traces its history to the establishment in 1956 of Publicidad Turística, S.A., an affiliate of Telmex that published telephone directories. In 1981, the Mexican Ministry of Communications and Transportation granted Publicidad Turística a concession for the installation and operation of a wireless telephone system in Mexico City. In 1984, Publicidad Turística changed its name to Radiomóvil Dipsa, S.A. de C.V., and in 1989, the company began operating under the trademark "Telcel."

Between 1988 and 1990, Telcel expanded its cellular network on the 800 megahertz (Band B) frequency spectrum to cover the Mexico City metropolitan area and the cities of Cuernavaca, Guadalajara, Monterrey, Tijuana and Toluca, and in 1990, Telcel began offering cellular services in all nine geographic regions of Mexico. In 1998, Telcel was awarded the 1900 megahertz (Band D) frequency spectrum for personal communications services (PCS) in all nine regions in Mexico in an auction held by the Mexican government. Telcel launched a PCS system in Mexico City in 1999 and currently offers the service in all nine geographic regions of Mexico. In October 2002, Telcel launched its GSM network, which covered approximately 400 cities as of December 31, 2003. In December 2002, the Communications Ministry granted Telcel a new concession to install, operate and exploit a telecommunications network to provide national and international long-distance services, as well as data transmission services. This concession limits Telcel to provide these services to its wireless subscribers for the first two years, which term can be extended by Cofetel.

In 1999, we began acquiring our international subsidiaries and investing in Telecom Americas and our other international affiliates.

See "—Mexican Operations," "—Non-Mexican Operations" and "—Other Investments."

### Major Subsidiaries and Affiliates

The table below sets forth our principal subsidiaries and affiliates, our percentage ownership in each such entity and the main activity of such entity as of the date of this annual report.

| Name of Company | Jurisdiction | Ownership Interest(1) | Main Activity |
|---|---|---|---|
| Sercotel, S.A. de C.V. | Mexico | 100.0% | Holding company |
| Telcel (Radiomóvil Dipsa, S.A. de C.V.) | Mexico | 100.0 | Wireless |
| SubDipsa Treasury LLC | Delaware | 100.0 | Treasury |
| CTI Holdings, S.A. | Argentina | 92.0 | Holding company |
| CTI PCS, S.A. | Argentina | 92.0 | Wireless |
| CTI Compañía de Teléfonos del Interior, S.A. | Argentina | 92.0 | Wireless |
| AM Latin America LLC | Delaware | 100.0 | Holding company |
| Telecom Americas Ltd. | Bermuda | 97.5 | Holding company |
| ATL-Algar Telecom Leste S.A. | Brazil | 97.5 | Wireless |
| Tess S.A. | Brazil | 97.5 | Wireless |
| Americel S.A. | Brazil | 96.0 | Wireless |
| Telet S.A. | Brazil | 96.5 | Wireless |
| BSE S.A. | Brazil | 97.5 | Wireless |
| BCP S.A. | Brazil | 97.5 | Wireless |
| Stemar Telecommunicações Ltda. | Brazil | 97.5 | Wireless |
| Alecan Telecommunicações Ltda. | Brazil | 97.5 | Wireless |
| Telecomunicaciones de Guatemala, S.A. | Guatemala | 99.0 | Fixed-line |
| Servicios de Comunicaciones Personales Inalámbricas, S.A. | Guatemala | 99.0 | Wireless |
| Servicios de Comunicaciones de Nicaragua, S.A. | Nicaragua | 99.0 | Wireless |
| Compañía de Telecomunicaciones de El Salvador (CTE) | El Salvador | 52.6 | Fixed-line/Wireless |
| Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL)(2) | Nicaragua | 49.0 | Fixed-line/Wireless |
| Comunicación Celular S.A. (Comcel) | Colombia | 95.7 | Wireless |
| Occidente y Caribe Celular S.A. (Occel) (3) | Colombia | 93.4 | Wireless |
| Celcaribe S.A.(4) | Colombia | 94.0 | Wireless |
| Consorcio Ecuatoriano de Telecomunicaciones, S.A. (CONECEL) | Ecuador | 100.0 | Wireless |
| TracFone Wireless, Inc. | Florida | 98.2 | Wireless |
| U.S. Commercial Corp, S.A. de C.V. | Mexico | 29.7 | Holding company |
| CompUSA, Inc. | Delaware | 29.7 | Technology solutions/ Retailer |

(1) Percentage of equity owned by América Móvil directly or indirectly through subsidiaries or affiliates.
(2) In January 2004, we acquired a non-controlling 49% interest in ENITEL. ENITEL provides fixed, mobile and other telecommunications services in Nicaragua. In June 2004, we signed an agreement to acquire an additional 50.03% interest in ENITEL. See "—Non-Mexican Operations—Central America."
(3) Comcel holds directly 93.8% of Occel, and América Móvil holds indirectly 3.6% of Occel.
(4) Comcel holds directly 93.3% of Celcaribe, and América Móvil holds indirectly 4.7% of Celcaribe.

## MEXICAN OPERATIONS

Our subsidiary Telcel is the leading provider of wireless communications services in Mexico. As of December 31, 2003, Telcel's cellular network covered 35% of the geographical area of Mexico, including all major cities, and 81% of Mexico's population. Telcel holds concessions to operate a wireless network in all nine geographic regions in Mexico using both the 800 megahertz (Band B) and 1900 megahertz (Band D) radio spectrums. As of December 31, 2003, Telcel had approximately 23.4 million cellular subscribers and, according to Cofetel, as of October 2003, an approximately 79% share of the Mexican wireless market. Approximately 15.6 million or 29.8% of Telcel's total cellular subscribers are located in the Mexico City area.

In 2003, Telcel had revenues of Ps. 52,466 million (U.S.$4,669 million), representing 61.0% of our consolidated revenues for such period. As of December 31, 2003, Telcel accounted for approximately 53.6% of our total wireless subscribers.

The following table sets forth information on our Mexican operations' financial results, subscriber base, coverage and related matters at the dates and for the periods indicated:

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2002 | 2003 |
| | (peso amounts in millions of constant pesos as of December 31, 2003) | | | | |
| Revenues | Ps. 16,221 | Ps. 25,861 | Ps. 35,461 | Ps. 42,408 | Ps. 52,466 |
| Average monthly revenues per subscriber during preceding 12 months(1) | 324 | 244 | 201 | 165 | 176 |
| Operating income(2) | 3,500 | 5,965 | 9,838 | 12,290 | 17,695 |
| Cellular lines in service (in thousands) | 5,272 | 10,462 | 16,965 | 20,067 | 23,444 |
| Subscriber growth during preceding 12 months | 149.4% | 98.4% | 62.2% | 18.3% | 16.8% |
| Company penetration(3) | 5.4% | 10.7% | 16.9% | 19.7% | 22.1% |
| Average monthly minutes of use per subscriber during preceding 12 months | 90 | 86 | 73 | 67 | 81 |
| Cellular call minutes for the preceding 12 months (in millions) | 3,513 | 7,891 | 11,677 | 15,062 | 20,858 |
| Employees | 4,510 | 6,452 | 7,644 | 7,943 | 8,624 |

(1) Average for the year of the amount obtained each month by dividing service revenues by the number of customers. The figure includes both prepaid and postpaid customers and excludes equipment sales revenue.

(2) See Note 21 to our audited financial statements.

(3) Number of Telcel cellular lines in service divided by the population of Mexico based on the latest census data available.

The business of Telcel is subject to comprehensive regulation and oversight by the Mexican Communications Ministry, Cofetel and Cofeco. The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an independent agency of the Communications Ministry. Cofeco is an independent agency of the Ministry of Economy. Regulation and oversight are governed by the General Communications Law, the Federal Law of Telecommunications, the Telecommunications Regulations adopted under both the General Communications Law and the Federal Law of Telecommunications, the Federal Economic Competition Law, and the concessions and license agreements granted by the Communications Ministry. See "—Regulation."

**Services and Products**

*Voice services*

Telcel offers voice services under a variety of rate plans to meet the needs of different user segments. The rate plans are either "postpaid," where the customer is billed monthly for the previous month or "prepaid," where the customer pays in advance for a specified volume of use over a specified period.

Telcel's postpaid plans include the following charges:

- monthly charges, which usually include a number of minutes of use that are included in the monthly service change;
- usage charges, for usage in excess of the specified number of minutes included in the monthly charge; and
- additional charges, including charges for data services, voicemail, caller ID, call waiting, call blocking, short text messaging and general information.

Certain plans include the cost of roaming and long-distance in the price per minute so that all calls within Mexico cost the same amount per minute. Some postpaid plans are designed for high and moderate usage subscribers, who are typically willing to pay higher monthly fees in exchange for larger blocks of minutes that are included in the monthly service charge, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and lower per minute airtime charges under a single contract. To satisfy the more limited needs of low-usage postpaid subscribers, Telcel also offers plans which provide a moderately priced, fixed monthly charge coupled with a high per minute airtime charge and relatively few included minutes. Postpaid customers, which include many corporate accounts and professionals, often subscribe for additional digital services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, which are all included in the monthly fee. The minimum term of our postpaid plans is one year.

Telcel adjusts its rates based on competitive conditions, inflation rates and international standards. In July 1998, Telcel increased its nominal rates for monthly charges by 7% and usage charges by 5%, and in April 1999, it increased its nominal rates for monthly charges by 12%. Rates for postpaid plans have not increased since April 1999 and are expected to remain stable as long as the Mexican economic environment remains stable. Telcel offers discounts that reduce the effective rates paid by its customers based on the time of use, so that calls made during off-peak hours (10:00 p.m. to 7:00 a.m. during the week or anytime on weekends) are less expensive than calls made during the remaining, or peak, hours. During 2003, Telcel offered promotions that included effective price-per-minute reductions. These promotions helped increase Telcel's average monthly revenues per subscriber during 2003.

Telcel also offers several prepaid plans, none of which includes activation or monthly charges. Prepaid customers purchase a prepaid card for a specific amount of airtime and also receive additional services such as voicemail and caller ID, although these services are less comprehensive than those available under postpaid plans. Telcel began to offer cellular digital packet data (CDPD) services to prepaid customers in October 2001, short message services (SMS) to its own customers (prepaid and postpaid) in January 2002 and GSM data services over circuit switched technology (CSD) in October 2002 and to exchange SMS services with other cellular operators in December 2003.

Prepaid customers typically generate low levels of cellular usage and are often unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan. Prepaid plans serve the needs of distinct consumer segments such as the youth market, families, customers with variable income who otherwise would not be able to obtain service due to their credit profile, and customers who prefer to pay in cash. Prepaid customers also include parents who wish to control costs for their children.

Telcel believes the prepaid market represents a large and growing under-penetrated market in Mexico and an opportunity to improve margins because, compared to the average postpaid plan, prepaid plans involve higher average per minute airtime charges, lower customer acquisition costs and no billing expenses, credit or payment risk. However, prepaid customers on average have substantially lower minutes of use than postpaid customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

Mexico uses the "calling party pays" system for cellular service, under which subscribers only pay for outgoing calls. This replaced "mobile party pays," under which subscribers also paid for incoming calls, in May 1999. Subscribers have the option of retaining the "mobile party pays" system but must change their cellular telephone number to do so.

***Data services***

*Short Message Services (SMS)*

In January 2002, Telcel began to offer two-way SMS to its customers as part of its value-added services. Since the launch of two-way SMS, Telcel has experienced significant growth in traffic. Through arrangements with other operators, Telcel began to offer to its customers the ability to send and receive short messages to and from users of networks of other carriers throughout Mexico in the fourth quarter of 2003.

*Multimedia Messaging Service (MMS)*

As an enhanced version of SMS, MMS allows customers the capability to send, in a single message, multiple color images, sounds and different size text to another mobile phone or e-mail account. Telcel began to offer MMS through GSM technology to postpaid and prepaid customers in March 2003.

*Premium SMS and Content Community*

In April 2002, Telcel became the first Mexican operator to offer premium information services through its SMS capabilities, including weather reports, financial quotes and entertainment news. Other premium services include personalized ring tones and games. To further enhance its premium SMS offerings with well-known brands and content, Telcel has built a "Content Community" through agreements and special alliances with other companies, such as MTV, Universal Music, the Cartoon Network and the Discovery Channel.

*Internet*

Wireless application protocol (WAP) is a global standard designed to make Internet services available to mobile telephone users. At present, Telcel offers WAP include e-mail, data and information services and electronic commerce transactions. The standard allows a micro "browser" in a mobile phone to link into a gateway service in Telcel's network enabling users to scroll through different pages of information on the Internet.

Telcel launched its WAP gateway in September 2000, enabling its prepaid and postpaid users in those regions to access e-mail, banking, and a variety of reservation and other types of electronic commerce services.

*Data transmission*

In September 2000, Telcel rolled out a data service network based on the cellular digital packet data (CDPD) platform available to postpaid subscribers in the major cities in all nine regions in Mexico. As of November 2001, these services were available to Telcel's prepaid customers. The CDPD network is a packet-switched network that takes advantage of the fact that, in many data applications, information is sent in bursts of activity, with intermittent quiet periods. Unlike data services carried over circuit-switched analog or digital wireless networks, the CDPD platform provides a significantly more cost-effective means of sending data for the majority of applications, as it allows many users to share the network channel. Instead of dialing in, subscribers to the CDPD system always remain connected to a network service that provides access to packet data networks.

Telcel's CDPD services are able to accommodate such industry-specific applications as:

- Telemetry—Wireless networks will allow companies such as gas and electric suppliers to track customer usage via wireless connection between the field meter and a central control. Telemetry can also be applied in medicine to monitor patients within and away from the hospital.
- *Wireless credit card validation*—Terminal equipment allows merchants to verify credit/debit cards. With CDPD, the validation terminals can remain online wirelessly, substantially reducing the time required to process a validation and eliminating the need for a separate telephone line at the verification terminal. This can open up a variety of new applications in remote service industries, such as fast food and delivery.
- *Dispatch applications*—Courier companies, delivery companies, and companies with large field installation and repair groups use the CDPD technology to support their employees. Workers can be dispatched with detailed work orders, can access customer databases from the field and can close out work orders online.
- *Public safety applications*—States and municipalities can use CDPD as the primary means of data communication with public safety vehicles.
- *Automated vehicle location*—Utilizing a small device containing a CDPD modem and a global positioning system, or GPS, device, users can track vehicle fleets on the Internet, allowing rapid, cost-effective access to the information necessary to route and dispatch vehicles and packages.

Telcel offers circuit switch data (CSD) to all its users and general packet radio services (GPRS) to its postpaid users through its new GSM network. Telcel extended its GPRS services to prepaid users in October 2002. See "—Wireless Network."

***Products***

Telcel offers a variety of products as complements to its wireless service, including handsets and accessories such as chargers, headsets, belt clips and batteries. As part of its basic prepaid service offering, Telcel provides new customers with an "Amigo Kit," which includes a handset, a charger and other accessories at a discounted price. New postpaid customers also receive a handset at a discounted price, if they enter into a long-term contract with Telcel.

In the past, Telcel has offered a variety of handset types, including analog, digital and dual-mode dual-band devices. Most of the handsets that Telcel currently offers are dual-mode dual-band, which can operate in both analog and digital modes and can switch between the 800 and 1900 megahertz radio spectrums.

### Interconnection

Telcel earns interconnection revenues from calls to any of its subscribers, or to an international roaming subscriber of another cellular service provider located within the region covered by Telcel, that originates with another service provider (cellular or fixed). Telcel charges the service provider from whose network the call originates an interconnection charge for every minute Telcel's network is used in connection with the call. The current interconnection charge in Mexico for calls made from either a fixed line or a cellular line to another cellular line is Ps. 1.90 per minute. The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is U.S.$0.00975 per minute.

Telcel has interconnection agreements with Telmex and other service providers. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection. See "—Regulation—Interconnection."

### Roaming

Telcel offers international roaming services to its subscribers. Subscribers paying the international roaming fees are able to roam outside of Mexico, using the networks of cellular service providers with which Telcel has entered into roaming agreements. Telcel has entered into approximately 270 such agreements covering TDMA and GSM networks around the world. Roaming payments are channeled through Telecommunication Services International for TDMA and Electronic Data Systems Corporation for GSM, which function as central international clearing houses that collect and redistribute roaming fees from and to the participating providers.

### Marketing

Telcel develops customer awareness through its marketing and promotion efforts and high-quality customer care. It builds upon the strength of its well-recognized brand name to increase consumer awareness and customer loyalty, employing continuous advertising efforts through print, radio, television, sponsorship of sports events and other outdoor advertising campaigns. In addition, Telcel employs concentrated advertising efforts to promote specific products and services such as the Amigo Kit, its Internet services and certain value-added services such as SMS.

Telcel targets groups of customers who share common characteristics or have common needs. Telcel then assembles a packet of services that meets the particular needs of that targeted group through one of its various pricing plans. As part of its promotional efforts, Telcel offers its new prepaid and postpaid subscribers either a complimentary handset or a handset at a discounted price when they subscribe, which the postpaid customers may keep when their service agreement expires in accordance with its terms.

Telcel has designed promotional packages, including free handsets and low monthly fees, to encourage new customers and current prepaid customers to subscribe to postpaid plans that include services such as voicemail, call waiting and caller ID.

### Sales and Distribution

Telcel markets its wireless services primarily through exclusive distributors located throughout Mexico. In the year ended December 31, 2003, approximately 90% of Telcel's sales of handsets were generated by cellular distributors, with approximately 9% from sales in company-owned stores, and approximately 1% from direct sales to corporate accounts. Telcel also sells and distributes its products and services over the Internet.

Telcel has relationships with a network of approximately 912 exclusive distributors, who sell Telcel's services and products and receive commissions. Telcel operates permanent training and evaluation programs for distributors to help maintain the level of service quality.

Telcel's company-owned retail stores offer one-stop shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. Company-owned stores also serve as points of customer service and payment centers. Telcel owns and operates 129 customer sales and service centers throughout the nine regions of Mexico and will continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways.

Telcel also distributes prepaid cards and handsets, the latter as part of the Amigo Kit consisting of handsets and free airtime ranging from 25 to 250 minutes, through distributors that include Telmex, Sears, Sanborns and its network of retail outlets. Telmex purchases the Telcel prepaid cards and handsets on the same or similar commercial terms offered to other cellular distributors.

To service the needs of its large corporate and other high-usage customers, Telcel has a dedicated corporate sales group.

**Billing and Collection**

Telcel bills its postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and long-distance and roaming charges, in addition to applicable taxes. Customers may pay their bills with a credit card, through a bank (including its Internet website), in person at Telcel retail stores and, since July 2001, through Telcel's Internet website.

If a postpaid customer's payment is overdue, service may be suspended until full payment for all outstanding charges is received. If the subscriber's payment is more than 60 days past due, service may be discontinued. Accounts that are more than 90 days past due are considered doubtful accounts.

A prepaid customer who purchases a prepaid card has 60 days from the date of activation of the card to use the airtime. After 60 days, the customer can no longer use that airtime for outgoing calls unless the customer activates a new card. After 180 days, unless the customer activates a new card, the service is discontinued and the balance on the card, if any, is recognized as revenue.

**Customer Service**

Telcel places a high priority on providing its customers with quality customer care and support. Approximately 48.2% of Telcel's employees are dedicated to customer service. Customers may call a toll-free telephone number or go to one of the customer sales and service centers located throughout the nine regions for inquiries regarding their service or plan options. In addition, using Telcel's website, subscribers may learn about the various offered rate plans, products and promotions, as well as subscribe for additional services and pay bills on line.

**Wireless Network**

Telcel's wireless networks use principally digital technologies. As a proportion of total traffic, digital traffic measured 83.4% in December 2003. Over the last several years, Telcel has converted its network from analog to digital, and most of its customers have migrated to digital service. Telcel uses time division multiple access (TDMA) digital technology in the 800 megahertz (Band B) and the 1900 megahertz (Band D) frequency spectra. TDMA is a digital technology that divides radio spectrum into assigned time slots to transmit signals. In October 2002 Telcel launched a new network using global system for mobile communications (GSM) digital technology in the 1900 megahertz (Band D) frequency spectrum. GSM is a digital standard used in Europe, North America and elsewhere. Because it is so widely used, it provides higher quality and faster availability of new products and services and a wider variety of suppliers than TDMA technology. In addition, GSM provides access to a better developedpath toward third generation wireless technologies.

An alternative digital technology, CDMA, divides radio spectrum using codes rather than time slots. Compared to TDMA and GSM, it permits more subscribers to use the same spectrum but is less mature and less well supported by suppliers. Because of GSM's advantages over both TDMA and CDMA technologies, Telcel considers developing a GSM network to be the logical step to maintaining its leadership in the wireless market.

***TDMA network***

Telcel has a nationwide TDMA network. TDMA permits the use of advanced dual-mode dual-band handsets that allow for roaming across analog and digital systems and across 800 megahertz and 1900 megahertz spectrums. TDMA digital technology also allows for enhanced services and features, such as short alphanumeric message service, extended battery life, added call security and improved voice quality. TDMA equipment is available from leading telecommunications vendors such as Lucent, Ericsson and Nortel.

***GSM network***

Telcel has built and installed a GSM network in the 1900 megahertz frequency spectrum in all nine regions in Mexico, which began commercial operation in October 2002. The new GSM network allows Telcel to augment its digital capacity and progress in its evolution toward the third generation of wireless technology. GSM technology supports a wide range of voice and data services, including SMS, CSD, high-speed CSD and GPRS, and is currently the most widely used and tested wireless system in the world. GSM technology, which is used in all nine regions, is expected to yield global economies of scale in developing network equipment and handsets, as well as seamless global roaming capabilities.

Currently, in its first stage of deployment, Telcel's GSM network offers service in all nine regions in Mexico, but does not provide coverage in all cities in those regions. As of December 31, 2003, Telcel covered approximately 400 cities with the GSM network, and Telcel's GSM subscriber base amounted to approximately four million. As Telcel continues to roll out the GSM network, it plans to expand GSM coverage throughout the nine regions. Telcel expects that many customers will choose GSM equipment when they replace their existing TDMA equipment.

***CSD and HSCSD technology***

Circuit switch data (CSD) is an alternative system based on circuit switch platforms that provides data services by integrating the existing voice infrastructure. Like CDPD, CSD is considered to be the first level of 2.5G technology.

High-speed CSD (HSCSD) offers the same service as CSD, using voice channels for data transmission, but by joining several slots of information, it offers increased capacity and speed, making it better suited to the needs of users transmitting large amounts of information. Telcel plans to offer CSD as well as HSCSD services in all nine regions through its new GSM network.

***GPRS technology***

General packet radio services (GPRS) is a system for the transmission of data in packets using the GSM platform. It allows for the high-speed transmission of information and accommodates a variety of handsets, offering some third generation services but using different bands, hardware and software. GPRS allows GSM operators to offer new Internet protocol services and provide more attractive wireless internet Applications to a wide group of users. It offers customers efficient access to the Internet, allowing several users to share the same air-interface resources. Operators using GPRS are able to charge their customers based on the amount of transferred data rather than airtime, making GPRS a more attractive option for short transmissions of data. GPRS is similar to the CDPD technology offered through Telcel's TDMA network, but it allows greater capacity than CDPD. Together with CSD and HSCSD services, GPRS services allow Telcel's GSM subscribers to select data services suited to their specific needs.

*Third generation development strategy*

Third generation technologies will provide high-speed wireless packet data services and ultimately voice services over the Internet. Any successful third generation strategy must allow the wireless provider to achieve a pervasive footprint quickly and cost effectively and on a global scale through international roaming capacities. While third generation networks are currently under development and evaluation, transitional technologies including CDPD, CSD and GSM/GPRS have begun to bridge the gap between second and third generation technologies by offering enhanced high-speed data services.

Telcel is considering choosing enhanced data rates for global evolution (EDGE) as the intergeneration wireless architecture that will facilitate its ultimate deployment of third generation technology. One benefit of EDGE is that it can be deployed in existing spectrum. As customers upgrade their equipment to EDGE, Telcel expects that all the applications developed and deployed today will be able to operate at higher speeds and in more places. EDGE is currently being developed by Ericsson, Nokia, Nortel, Lucent and Motorola.

The evolution from 2.5G to third generation technology is expected to make wireless networks capable of transmitting voice, data and video over a single network. The wireless industry has recently agreed to converge towards a common standard called wideband CDMA (W-CDMA) for the development of third generation technology. W-CDMA offers configurations that allow multifaceted processing and enable the transmission of large volumes of data, such as video data, at high speeds.

As part of its strategic evaluation concerning the deployment of EDGE technology, Telcel is engaged in discussions with suppliers and plans to test the technology with heavy-use consumers or corporate users. Telcel expects to launch EDGE with the existing cellular or PCS technologies and migrate to the W-CDMA third generation technology once a new set of broadband frequencies is made available by Cofetel and there is demand in Mexico for services requiring this technology.

*Spectrum*

Telcel currently holds concessions in each of the nine regions of Mexico in both the 800 megahertz and 1900 megahertz radio spectrums and is the only wireless provider in Mexico with a functioning nationwide network. Two other companies also hold concessions for nationwide service using the 1900 megahertz spectrum. The Mexican government has announced that it intends to auction 1900 megahertz spectrum during 2004. Telcel expects to actively participate in such auction whenever it occurs to ensure that its network meets consumer demand and that we retain our leading competitive position. We cannot be sure, however, that we will be granted additional spectrum in any such auction or that Cofeco will authorize Telcel to participate in any such auction. In 1998, Cofeco did not allow Telcel to participate in certain spectrum auctions, but we believe that the reasons for Cofeco's denial are no longer applicable given the entry of new competitors in the Mexican market and our spin-off from Telmex.

In September 2003, Telcel entered into a service agreement with Mexican wireless operator Operadora Unefon, S.A. de C.V. ("Unefon") to acquire capacity services from Unefon in the 1900 megahertz spectrum. The agreement has a 16-year term, and in September and October 2003, Telcel made two payments to Unefon amounting in the aggregate to U.S.$267.7 million, in prepayment of all amounts owed by Telcel to Unefon over the life of the agreement. Telcel is currently negotiating an amendment to this service agreement in order to receive more services from Unefon. Telcel does not expect to make any additional payments for these additional services.

***Fixed wireless***

Fixed wireless technology provides wireline quality voice telephony available over cellular networks. Voice channels are delivered over the existing telephone wiring within the residence or small business premises, allowing customers to utilize their existing telephones.

Telcel provides fixed wireless voice services to, among others, Telmex's Ladafon shared telephone network, under which a line is available for public use by the residents of multi-unit dwellings. Telephone service is provided at a discount through existing wire lines within the residential premises, which are then connected to Telcel's cellular network. Telcel also provides fixed wireless service to Telmex's Ladatel public telephone network.

**Property**

Telcel's wireless network includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches (which set up and route telephone calls either to the number called or to the next switch along the path, and which may also record information for billing and control purposes), cellular base stations (radio transmitters or receivers that maintain communications with the cellular telephones within given geographical areas or "cells"), microcells (small cells covered by low-power base stations), and local links and repeaters (equipment for radio or fiberoptic transmission between network elements). Telcel owns all of its network equipment, except for certain equipment that Telcel sold for Ps. 950 million to an unrelated financial institution during 2003 and subsequently leased back for a period of three years. Telcel has the option to reacquire such property at the end of the lease period. Telcel owns certain properties for commercial and administrative offices, the installation of some of its equipment, and 129 customer sales and service centers, while it leases other locations. Telcel operates certain equipment on Telmex property under a co-location agreement. See "Related Party Transactions" under Item 7.

Telcel currently relies on Ericsson for the supply of more than 60% (measured in terms of cost) of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from the major vendors, including Nokia, Sony-Ericsson, Motorola, Siemens and Samsung.

**Competition**

Telcel faces competition from other cellular providers using the 800 megahertz (Band A) spectrum and from providers with PCS licenses that have developed and continue to develop wireless service on the 1900 megahertz (Bands A, D and F) spectrum. Telcel's competitors in México include Grupo Iusacell, S.A. de C.V. (which is controlled by Movil@ccess, an affiliate of Grupo Salinas, S.A. de C.V. and Unefon), Movistar (a brand used by a group of companies controlled by Telefónica Móviles and Unefon, which is an affiliate of Grupo Iusacell, S.A. de C.V.). We also compete with Nextel in certain segments. According to Cofetel, Telcel's share of the Mexican cellular market was approximately 79% in October 2003.

Concessions in the nine regions of Mexico have also been granted to permit the provision of PCS services using the A, B, D and E bands. Telcel uses Band D to provide PCS services and competes with other PCS services providers using the A, B and E bands in each of the nine regions of Mexico.

The effects of competition on Telcel depend, in part, on the business strategies of its competitors and the general economic and business climate in Mexico, including demand growth, interest rates, inflation and exchange rates. The effects could include loss of market share and pressure to reduce rates.

Telcel believes that its strategies to meet competition will continue to help limit its loss of market share and that any loss of market share will be partly offset by increasing demand.

**Regulation**

The following is a summary of certain provisions of the General Communications Law, the Telecommunications Law and the Telecommunications Regulations applicable to Telcel and of the various concessions held by Telcel.

***General***

The General Communications Law, the Telecommunications Law and the Telecommunications Regulations provide the general legal framework for the regulation of telecommunications services in Mexico. The Telecommunications Law replaced certain provisions of the General Communications Law and established that only those provisions of the General Communications Law not opposed to the Telecommunications Law would remain in effect. Other regulations implementing particular provisions of the Telecommunications Law have been adopted or are pending. The main objectives of the Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, low-priced services and to assure satisfactory breadth of coverage of the Mexican population.

Under the Telecommunications Law, an operator of public telecommunications networks, such as Telcel, must operate under a concession granted by the Communications Ministry. Such a concession may only be granted to a Mexican citizen or corporation and may not be transferred or assigned without the approval of the Communications Ministry. A concession to provide services which utilize electro-magnetic frequencies, such as cellular telecommunications services, may have a term of up to twenty years and may be extended for additional terms of equal duration.

The Telecommunications Law requires public telecommunications concessionaires to establish open network architecture which permits interconnection and interoperability. Operators of private networks that do not use electro-magnetic frequencies or provide services to the public are not required to obtain a concession, permit or registration.

The Mexican Congress is in the process of considering a new Telecommunications Law. Some of the draft proposals for this new law include provisions aimed at strengthening the regulatory power of Cofetel, stimulating increased investment in telecommunications and increasing competition. If passed, the new Telecommunications Law could have a material effect on our operations. We are unable to predict whether or when such new law may be enacted and its effect on our business. As of the date of this annual report, a new Telecommunications Law has not been enacted.

Furthermore, the executive branch of the Mexican government also is considering the enactment of a new decree and regulations pertaining to Cofetel. If enacted, the provisions of this proposed decree and these regulations would limit Cofetel's current authority and transfer some of Cofetel's oversight to the Communications Ministry.

***Regulatory oversight***

The Mexican Communications Ministry, through Cofetel, is the government agency principally responsible for regulating telecommunic ations services. The Ministry's approval is required for any change in Telcel's bylaws. It also has broad powers to monitor Telcel's compliance with the concessions, and it can require Telcel to supply it with such technical, administrative and financialinformation as it may request. Telcel is required to publish its annual network expansion program and must advise the Ministry of the progress of its expansion and modernization program on a quarterly basis.

Cofetel is an independent agency within the Communications Ministry, with four commissioners appointed by the Communications Ministry on behalf of the President of Mexico, one of whom is appointed as chairman. Cofetel's mandate is to regulate the Mexican telecommunications sector. Many of the powers and obligations of the Communications Ministry under the Telecommunications Law and the Telecommunications Regulations have been delegated to Cofetel.

The Telecommunications Law gives certain rights to the Mexican government in its relations with concessionaires, including the right to take over the management of an operator's networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The Telecommunications Law also provides that at the expiration of Telcel's concessions, the Mexican government has a right of first refusal to acquire Telcel's assets. See "—Termination of the Concessions."

The Telecommunications Law provides that if a company is determined to be dominant in a relevant market according to the Federal Law of Economic Competition, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by a dominant provider. To date, Telcel has not been declared a dominant provider, although there can be no assurance that such a determination will not be made in the future.

*Rates*

The Telecommunications Law provides that concessionaires may freely determine the rates for telecommunications services. Cellular rates are not subject to a price cap or any other form of price regulation. However, Telcel and other cellular carriers operating in Mexico are required to disclose to, and register with, Cofetel their rates for cellular service. The Communications Ministry is authorized to impose specific rate requirements on any operator that is determined to have substantial market power under the Federal Law of Economic Competition. Although no such determination has been made with respect to the market for cellular telecommunications services, there can be no assurance that such a determination will not be made in the future.

*Concessions*

Telcel operates under several different concessions covering particular frequencies and regions. It holds nine separate regional concessions, which together cover all of Mexico, to provide cellular telecommunications services using the 800 megahertz (Band B) radio spectrum. It also holds nationwide concessions to use the 1900 megahertz (Band D) radio spectrum and a related concession to provide cellular telecommunications services on that frequency. The Band B concessions require Telcel to pay fees (*aprovechamientos*) determined as a percentage of gross revenues derived from the concessioned services. The percentage is 5% for the Mexico City area and the states of Mexico, Morelos and Hidalgo and between 5% and 10% in other regions. The 1900 megahertz concessions were purchased for a fixed amount in 1998 and do not require Telcel to pay continuing fees (*aprovechamientos*).

Pursuant to the Federal Contributions Law (*Ley Federal de Derechos*), owners of concessions granted before January 1, 2003 and acquired for a fixed amount are not required to pay continuing fees (*derechos*) for the use and exploitation of radio spectrum bands. However, owners of concessions granted or renewed on or after January 1, 2003 are required to pay annual fees (*derechos*) for the use and exploitation of radio spectrum bands. The amount of annual fees (*derechos*) charged would depend on the relevant region and radio spectrum band. Such annual fees (*derechos*) can be substantially high in amount and are payable irrespective of the amount of fees (*approvechamientos*) paid.

The eight Band B concessions covering regions other than the Mexico City area were granted for initial terms of twenty years that will expire in 2010 and 2011. The Band B concession covering the Mexico City area (Region 9) was renewed effective October 2000 for a term of fifteen years that will expire in October 2015. The 1900 megahertz concessions were granted in 1998 for an initial term of 20 years that will expire in 2018.

In December 2002, the Communications Ministry granted Telcel a new concession to install, operate and exploit a telecommunications network to provide national and international long distance services, as well as data transmission services. The concession was granted for an initial term of 15 years, and it is subject to extension for an additional 15-year period. The concession limits Telcel to provide these services to its wireless subscribers for the first two years, which term can be extended by Cofetel.

*Expansion and modernization requirements*

Telcel's concessions impose a number of requirements for expansion and modernization of its network. The concessions establish certain minimum network capacities that Telcel must achieve, to extend service coverage to a targeted percentage of population. Telcel is in compliance with these requirements.

*Service quality requirements*

The concessions also set forth extensive requirements for the quality and continuity of Telcel's service, including, in some cases, maximum rates of incomplete and dropped calls and connection time. In May 2003, Cofetel issued the Fundamental Technical Plan for Quality of Local Mobile Services Networks, applicable to all operators, including Telcel. Due to the fast growth in cellular services, Telcel, like all Mexican cellular carriers, has faced some service problems. Service problems have not, however, had any material adverse regulatory impact. Telcel monitors service quality for compliance with the requirements of the concessions and has shown marked improvement according to recent measurements conducted by Cofetel. Telcel has filed an injunction against the application to it of the Fundamental Technical Plan for Quality of Local Mobile Services and other related laws and acts promulgated by Cofetel, seeking protection from the provisions of this Technical Plan. It remains uncertain that Telcel will succeed in obtaining an injunction, and currently, Telcel remains subject to the provisions of the Technical Plan.

*Competition*

The Telecommunications Regulations and the concessions contain various provisions designed to introduce competition in the provision of communications services. In general, the Mexican Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by Telcel under the concessions.

*Interconnection*

Terms of interconnection (including fees) are negotiated between Telcel and other public telecommunications providers. In the event they are unable to agree, Cofetel may impose terms on Telcel and the other public telecommunications networks. The current interconnection charge payable to us by another operator for a call from its customer to our cellular line is Ps. 1.90 per minute. The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is U.S.$0.00975 per minute.

*Termination of the concessions*

The General Communications Law, the Telecommunications Law and the concessions include various provisions under which the concessions may be terminated before their scheduled expiration dates. Under the Telecommunications Law, the Communications Ministry may cause early termination of any of the concessions in certain cases, including:

- failure to exercise rights under a concession during the 180 days after that concession is granted;
- failure to expand telephone services at the rate specified in the concession;
- interruption of all or a material part of the services provided by Telcel;
- acts by Telcel with the effect of impeding the operations of other concessionaires;
- refusing interconnection arrangements with other concessionaires;
- change of jurisdiction by Telcel;
- transfer, assignment of, or grant of liens to, Telcel's concessions or any asset used to provide service without Ministry approval;
- failure to pay certain government fees;

- violation of the prohibition against ownership of shares of Telcel by foreign states;
- any material modification of the nature of Telcel's services without prior Ministry approval; and
- breach of certain other obligations under the General Communications Law.

In addition, the concessions provide for early termination by the Communications Ministry following administrative proceedings in the event of:

- a material and continuing violation of any of the conditions set forth in the concessions;
- material failure to meet any of the service expansion requirements under the concessions;
- material failure to meet any of the requirements under the concession for improvement in the quality of service;
- engagement in any telecommunications business not authorized under the concession and requiring prior approval of the Communications Ministry;
- following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their networks to Telcel's network; or
- bankruptcy of Telcel.

The General Communications Law (and one of Telcel's cellular concessions in respect of that concession) provide that in the event of early termination of Telcel's cellular concessions, all assets that are the subject of such concession would revert to the Government without compensation to Telcel. In the event of early termination of one of Telcel's PCS concessions, the Government would have the option to purchase the equipment, installations and other assets used directly for the exploitation of the frequencies which are the subject of such concession. There is doubt as to whether the provisions of the concessions and the Telecommunications Law regarding the consequences of expiration of the concessions would apply to mitigate the provisions of the General Communications Law in the event of early termination. In the case of foreign investors, NAFTA and other similar international treaties may require compensation as mitigation for provisions of the General Communications Law that could result in measures tantamount to expropriation.

**Speedy Móvil**

Speedy Móvil, S.A. de C.V. is a Mexican company that develops mobile data solutions for SMS, wireless Internet (WAP) and voice-activated data applications for Telcel and our other subsidiaries and investments.

In addition to developing mobile data applications, Speedy Móvil evaluates content and application providers and enters into contracts with them in order to provide our wireless providers with content and applications. No concessions or licenses are necessary for Speedy Móvil's operations.

## NON-MEXICAN OPERATIONS

We have subsidiaries or businesses in the telecommunications sector in Argentina, Brazil, Central America (El Salvador, Guatemala and Nicaragua), Colombia, Ecuador and the United States. Our principal subsidiaries outside Mexico are described below. The revenues of our subsidiaries other than Telcel represented 39.0% of our consolidated revenues for 2003.

In addition, we expect to have opportunities to invest in other telecommunications companies outside Mexico, especially in Latin America, because we believe that the telecommunications sector will continue to be characterized by growth, technological change and consolidation. We may take advantage of these opportunities through direct investments or other strategic alliances. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

The following table sets forth financial and operating information for certain of our non-Mexican operations for the periods indicated. For some countries, as specified in the notes to the table, we have included data for periods prior to dates on which we acquired these operations. We provide this information to show the trends in these businesses, but it is not reflected in our financial statements, which consolidate each operation from the date on which we acquired it. We have presented separately the results of the companies acquired during 2003—CTI, BCP, BSE, CTE and Celcaribe. The table presents full year 2003 data for these companies, although we did not own these companies on January 1, 2003 and did not consolidate them in our financial statements until after their respective acquisition dates.

| | December 31, | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | (in constant Mexican pesos as of December 31, 2003, except lines in service) | | |
| **ARGENTINA** | | | |
| **CTI(1) (full year 2003 data)** | | | |
| Operating revenues (millions) | — | — | Ps. 2,700 |
| Average monthly revenues per subscriber during preceding 12 months(2) | — | — | Ps. 182 |
| Operating income (millions) | — | — | Ps. 677 |
| Cellular lines in service (thousands) | — | — | 1,411 |
| **BRAZIL** | | | |
| **Telecom Americas(3)** | | | |
| Consolidated operating revenues from continuing operations (millions) | Ps. 5,074 | Ps. 7,340 | Ps. 11,397 |
| Average monthly revenues per subscriber during preceding 12 months(2) | Ps. 149 | Ps. 123 | Ps. 119 |
| Operating income (loss) (millions) | Ps. (525) | Ps. (197) | Ps. (2,134) |
| Cellular lines in service (thousands) | 4,333 | 5,192 | 9,521 |
| **BCP and BSE (combined full year 2003 data)(4)** | | | |
| Combined operating revenues (millions) | — | — | Ps. 7,212 |
| Average monthly revenues per subscriber during preceding 12 months(2) | — | — | Ps. 121 |
| Operating income (loss) (millions) | — | — | Ps. (419) |
| Cellular lines in service (thousands) | — | — | 3,050 |
| **CENTRAL AMERICA** | | | |
| **Telgua (Guatemala and Nicaragua)(5)** | | | |
| Combined operating revenues (millions) | Ps. 4,406 | Ps. 4,620 | Ps. 5,663 |
| Average monthly revenues per subscriber during preceding 12 months(2) | Ps. 154 | Ps. 152 | Ps. 178 |
| Operating income (loss) (millions) | Ps. 1,343 | Ps. 1,250 | Ps. 1,706 |
| Lines in service (thousands): | | | |
| Fixed | 715 | 804 | 930 |
| Cellular | 420 | 628 | 970 |

| | | | | | | |
|---|---|---|---|---|---|---|
| **CTE (El Salvador)(6)** | | | | | | |
| Combined operating revenues (millions) | | — | | — | Ps. | 4,241 |
| Average monthly revenues per subscriber during preceding 12 months(2) | | — | | — | Ps. | 209 |
| Operating income (millions) | | — | | — | Ps. | 1,139 |
| Lines in service (thousands): | | | | | | |
| Fixed | | — | | — | | 704 |
| Cellular | | — | | — | | 216 |
| **COLOMBIA** | | | | | | |
| **Comcel, Occel and Celcaribe (as from February 2003)(7)** | | | | | | |
| Combined operating revenues (millions) | Ps. | 2,962 | Ps. | 3,738 | Ps. | 5,770 |
| Average monthly revenues per subscriber during preceding 12 months(2) | Ps. | 136 | Ps. | 147 | Ps. | 123 |
| Operating income (loss) (millions) | Ps. | (355) | Ps. | 254 | Ps. | 592 |
| Cellular lines in service (thousands) | | 1,884 | | 2,822 | | 3,674 |
| **Celcaribe(8)** | | | | | | |
| Operating revenues (millions) | | — | | — | Ps. | 549 |
| Average monthly revenues per subscriber during preceding 12 months(2) | | — | | — | Ps. | 125 |
| Operating income (loss) (millions) | | — | | — | Ps. | 3 |
| Cellular lines in service (thousands) | | — | | — | | 414 |
| **ECUADOR** | | | | | | |
| **Conecel** | | | | | | |
| Operating revenues (millions) | Ps. | 852 | Ps. | 1,301 | Ps. | 2,717 |
| Average monthly revenues per subscriber during preceding 12 months(2) | Ps. | 139 | Ps. | 116 | Ps. | 130 |
| Operating income (loss) (millions) | Ps. | (547) | Ps. | (110) | Ps. | 549 |
| Cellular lines in service (thousands) | | 484 | | 923 | | 1,537 |
| **UNITED STATES** | | | | | | |
| **TracFone** | | | | | | |
| Operating revenues (millions) | Ps. | 4,748 | Ps. | 4,242 | Ps. | 6,246 |
| Average monthly revenues per subscriber during preceding 12 months(2) | Ps. | 209 | Ps. | 167 | Ps. | 189 |
| Operating income (loss) (millions) | Ps. | (1,694) | Ps. | (257) | Ps. | 200 |
| Cellular lines in service (thousands) | | 1,913 | | 1,968 | | 2,952 |

(1) We began consolidating the results of CTI in November 2003.

(2) Average for the year of the amount obtained each month by dividing service revenues by the number of customers. The figure includes both prepaid and postpaid customers and excludes equipment sales revenue.

(3) Financial information is presented as if the acquisition of Tess had occurred on January 1, 2001, and all assets transferred by Telecom Americas pursuant to the 2002 restructuring are treated as discontinued operations. Accordingly, continuing operations consist of Tess, ATL, Telet and Americel, and starting in 2003, include BSE (as from May 2003), BCP (as from December 2003) and new operations started in the states of Santa Catarina, Paraná (excluding the municipalities of Londrina and Tamarana), Bahia and Sergipe. We began consolidating the results of Telecom Americas in July 2002.

(4) We began consolidating the results of BSE and BCP in May and December 2003, respectively.

(5) Includes Sercom Nicaragua, which began operations in December 2002.

(6) We began consolidating the results of CTE in November 2003.

(7) Includes Comcel, Occel and Celcaribe (as from February 2003). We began consolidating Comcel and Occel in February 2002.

(8) We began consolidating the results of Celcaribe in February 2003.

## Argentina (CTI)

CTI Holdings provides nationwide PCS wireless service in Argentina under the "CTI Móvil" brand name, through its wholly-owned subsidiaries CTI Interior and CTI PCS. We own a 92% interest in CTI, which we acquired through a series of transactions in 2003, and the remaining 8% interest is owned by Techint Compañía Técnia Internacional S.A.C.I., or "Techint Group," one of Argentina's largest industrial groups. We began including the results of CTI in our consolidated financial statements in November 2003. The Techint Group has the right to require us to purchase all of their interest in CTI for U.S.$17.1 million at any time during the two years following the completion of the restructuring of CTI's unsecured indebtedness. We have the right to require the Techint Group to sell us their interest in CTI at any time during such period for U.S.$18.8 million.

We paid approximately U.S.$221.5 million for the acquisition of our interests in CTI Holdings. This transaction involved the purchase by us and our partner of approximately U.S.$600 million in principal amount of secured indebtedness of CTI's operating subsidiaries. At the time of the acquisition, CTI had U.S.$263 million in principal amount of senior notes due 2008, which were in default. These notes were subject to an out-of-court reorganization agreement (*Acuerdo Preventivo Extrajudicial*, or "APE") in Argentina, which was approved by the court in December 2003. Pursuant to the APE, the notes were cancelled in exchange for an aggregate cash payment of approximately U.S.$37.1 million.

At December 31, 2003, CTI had approximately 1.4 million subscribers, and CTI had approximately a 19.8% share of the Argentine wireless market as of October 2003. Approximately 81% of CTI's subscribers at December 31, 2003 resided in the interior of Argentina and the balance in the greater Buenos Aires region. During 2003, CTI reported consolidated revenues of Ps. 2,700 million and operating income of Ps. 677 million, based on Mexican GAAP.

CTI began providing services in the interior of Argentina in 1994 and in Greater Buenos Aires in 2000. CTI offers basic cellular service through a variety of rate plans and also offers prepaid services. In addition, CTI offers long distance and value added services.

CTI's cellular network uses analog and CDMA technology and covers approximately 95% of Argentina's population. CTI has been authorized to develop a GSM network, and in December 2003 CTI reached an agreement with Nokia to deploy a nationwide GSM network. We have already deployed the GSM network in Buenos Aires and currently expect the network to be fully deployed by the summer of 2005. At December 31, 2003, CTI had 1,215 full-time employees.

CTI's principal competitors are: Telecom Personal, a subsidiary of Telecom Argentina, the principal telecom operator in Argentina, which is controlled by Telecom Italia; Unifon, a subsidiary of Telefónica Móviles of Spain; and Movicom, which is controlled by BellSouth.

CTI Interior and CTI PCS hold licenses covering the entire Argentine territory. These licenses contain coverage, reporting and service requirements, but do not have a fixed expiration date. The Communications Ministry (*Secretaría de Comunicaciones de la Nación*) is in charge of supervising the telecommunications industry in Argentina. It is authorized to foreclose and sell the shares of a licensee in case of specified breaches of the terms of a license.

**Brazil (Telecom Americas)**

***General***

Telecom Americas is the second largest provider of wireless telecommunication services in Brazil, with an estimated nationwide market share in Brazil at December 31, 2003, of approximately 21%. Telecom Americas provides services in Brazil under a unified brand name, "Claro," and it offers a variety of rate plans to its postpaid customers and offers prepaid services in all of its markets. At December 31, 2003, Telecom Americas served approximately 9.5 million subscribers compared to 5.2 million subscribers at December 31, 2002 and covered approximately 140 million licensed points of presence (POPs).

Telecom Americas owns and operates cellular networks that use TDMA digital technology. In addition, in 2003, it launched a new GSM network in certain major urban areas. We continue rolling out the GSM network with the goal of providing similar coverage as the Band A incumbent providers in the major markets. We intend to focus our commercial and marketing efforts towards encouraging use of GSM technology by new subscribers and existing subscribers renewing their contracts. We expect GSM to gradually become our principal wireless technology.

Telecom Americas has owned companies with operations in Brazil since shortly after Brazil allowed competition in the wireless industry in 1997 and 1998 and recently began to operate in two other regions in Brazil pursuant to new licenses acquired in November 2002. As discussed further below, these companies were acquired by Telecom Americas in a number of transactions commencing in 2000 and ending with the acquisitions of BSE and BCP during 2003. Until the fall of 2003, these companies were required to operate under different brands, but they now operate under the unified "Claro" brand. We are in the process of integrating their marketing efforts and product offerings, but each company is required by law to maintain certain separate administrative and reporting functions. At December 31, 2003, the Telecom Americas operating companies had approximately 5,705 employees.

Telecom Americas' wireless properties in Brazil include ATL, Tess, Telet, Americel, BSE and BCP. We acquired our interests in BSE and BCP during 2003. All of these companies are licensed to operate under the PCS (*Serviço Móvel Pessoal*) regime. ATL operates in the states of Rio de Janeiro and Espírito Santo; Tess operates in the state of São Paulo (other than the city and metropolitan region of São Paulo); Telet operates in the state of Rio Grande do Sul; Americel operates in seven states in the central-west and northern regions of Brazil; BSE operates in the states of Ceará, Piauí, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas; and BCP operates in the metropolitan area of São Paulo. In addition, in 2003, Telecom Americas, through its subsidiaries, Stemar Telecomunicações Ltda. and Albra Telecomunicações Ltda., began operating in the states of Santa Catarina, Paraná (excluding the municipalities of Londrina and Tamarana), Bahia and Sergipe pursuant to new PCS licenses acquired in November 2002. BCP is the second largest wireless provider in the metropolitan region of São Paulo. As a result of the acquisition of our interests in BCP, Alecan Telecomunicações Ltda., a subsidiary of Telecom Americas, waived its rights to the PCS license that it acquired in November 2002 for the 1800 megahertz radio spectrum (Bands D and E) in the state of São Paulo.

All of these companies are wholly-owned and controlled subsidiaries of Telecom Americas, except for each of Americel and Telet in which BNDESPar (the private equity arm of BNDES, the Brazilian development bank) holds in the aggregate approximately 1.5% and 1.0% of the share capital, respectively. In November 2003, the National Telecommunications Agency of Brazil, or "ANATEL," approved the acquisition of voting control by Telecom Americas of ATL, Tess, Americel and Telet, and Telecom Americas has by now acquired voting control of all these companies. Prior to that time, Telecom Americas owned substantially all of their economic interests (other than certain minority interests in each of Americel and Telet), but was not permitted to acquire control of the majority of their voting shares.

We are currently implementing a major restructuring of our ownership of Telecom Americas. As a part of this restructuring: in November 2003, Alecan Telecomunicações spun off its equipment assets to Americel, and Albra Telecomunicações merged into Telet.

We currently own approximately 97.5% of Telecom Americas. Telecom Americas was organized in November 2000 as a joint venture among us, Bell Canada International Inc. ("BCI") and SBC International, Inc. ("SBCI"). Telecom Americas was initially organized to hold certain of the partners' telecom interests throughout South America, but was reorganized in February 2002 to focus on the Brazilian wireless sector. In July 2002, we acquired all of BCI's shares of Telecom Americas. We paid approximately U.S.$370 million for the shares, of which U.S.$194 million was paid in 2002 and the remainder was paid in March 2003. Also in July 2002, we acquired SBCI's interest in Telecom Americas pursuant to a transaction in which we also sold our 50% interest in Cellular Communications of Puerto Rico, Inc. to SBCI.

In April 2002, Telecom Americas issued to a financial investor 1,844 nonvoting convertible preferred shares, representing approximately 2% of the capital stock of Telecom Americas. The preferred shares may be converted to common shares at the holder's option at any time. The preferred shares are entitled to dividends per share equal to 1.5 times the amount of any dividends per share declared on the common shares and to preference over the common shares in the return of capital upon liquidation up to an aggregate amount of U.S.$300 million. The preferred shares have no voting rights and no right to representation on the board of directors. A holder has the right to require that half of these shares be included for sale in a registered offering by Telecom Americas, including demand registration rights exercisable beginning in 2006, and in some circumstances to require that half of these shares be included if we sell more than 20% of the shares of Telecom Americas. Holders have the right to sell half of the shares to us beginning in 2006 at a price based on the amount of the liquidation preference for such shares plus interest at a nominal interest rate, and we have the right to acquire half of the shares at the same price beginning in 2006 and until July 31, 2007.

*Competition*

Although the number of competitors has decreased primarily as a result of consolidation, competition in the Brazilian wireless industry is substantial and varies by region. In addition to us, there are two other groups in Brazil with significant nationwide coverage. The largest is Vivo, a joint venture between Telefónica Móviles of Spain and Portugal Telecom. The joint venture or one of its partners owns interests in some of the companies that were created upon the breakup of Telebrás. The other is Telecom Italia Mobile (TIM). Oi, which is owned by Telemar, is also an important competitor, with a significant presence in Rio de Janeiro and other areas. We also face competition from Nextel, a joint venture between Motorola and Nextel Communications, Inc., for trunking services to the corporate segment in urban areas.

*Recent acquisitions*

Telecom Americas acquired its interests in ATL, Americel and Telet primarily through contributions from us and our former partners in transactions that were undertaken in 2000 and 2002. Telecom Americas acquired its interests in Tess from Telia Overseas AB, Telia AB and Algar Telecom S.A. in 2001 for U.S.$950.0 million, consisting of U.S.$318.7 million in cash and U.S.$631.3 million in promissory notes. Telecom Americas made the final payment of principal under the promissory notes in March 2004.

In May 2003, Telecom Americas acquired 97.5% of the shares of BSE S.A. from a subsidiary of BellSouth Corporation and from holding companies of the Safra family. The purchase price was based on a net enterprise value of BSE of U.S.$180 million. Later in 2003, Telecom Americas acquired the remaining interests in BSE held by minority investors, thereby increasing its interest to 100%. In 2003, BSE reported consolidated revenues of Ps. 2,247 million and consolidated operating income of Ps. 108 million, based on Mexican GAAP. We began including the results of BSE in our consolidated financial statements in May 2003. BSE had approximately one million subscribers at the time of the acquisition.

In November 2003, Telecom Americas acquired 100% of the shares of BCP S.A. from certain lenders to BCP, who had acquired the shares formerly held by affiliates of BellSouth and the Safra family and local minority investors. The purchase price was U.S.$643 million. All of BCP's outstanding long-term indebtedness prior to the acquisition was cancelled or acquired by us in connection with the transaction. In 2003, BCP reported consolidated revenues of Ps. 4,965 million and consolidated operating loss of Ps. 525 million, based on Mexican GAAP. We began including the results of BCP in our consolidated financial statements in December 2003. BCP had approximately 1.7 million subscribers at the time of the acquisition. In connection with our bid for BCP, we granted Telemar an option to acquire a minority interest in BCP, subject to certain conditions. In October 2003, the option was cancelled, and we agreed to pay Telemar U.S.$35 million during the second quarter of 2004.

***Regulatory environment***

In conjunction with the breakup and privatization of the Telecomunicações Brasileiras S.A.—Telebrás telecommunications monopoly, Brazil opened its cellular mobile telephone service industry to private enterprises. Starting in 1997, ten cellular licenses covering all of Brazil were auctioned to wireless operators to compete against the eight incumbent providers that emerged from the Telebrás breakup and that were subsequently auctioned to private enterprises. Accordingly, there were two cellular service providers in all markets in Brazil, including the city of São Paulo, one operating in subfrequency Band A and another in subfrequency Band B. Starting in 1999, the entire Brazilian telecommunications sector has been open to competition.

In 1997, Brazil enacted the General Telecommunications Law (*Lei Geral de Telecomunicações*) to promote competition among service providers and establish an independent regulatory agency, ANATEL, to regulate its telecommunications industry. ANATEL issues licenses for both wireless and wireline operators. ANATEL has the authority to grant concessions and licenses for all telecommunications services, except for broadcasting services.

In September 2000, ANATEL published guidelines for the implementation of PCS (*Serviço Móvel Pessoal*) operations in Brazil. Under the guidelines, Brazil is divided into three regions for PCS operation within the 1800 megahertz frequency, as opposed to ten regions for the cellular service providers. Under the September 2000 guidelines, the Band A and Band B cellular providers have the option to switch to PCS, and migration to PCS is a condition for the extension of their concessions. All concessionaires in Brazil have migrated to the PCS regime. Upon migration to PCS, the Band A and Band B cellular providers have the right to apply for long distance services licenses and are no longer subject to cellular regulations that restricted them from operating in more than two regions per Band. Regulations require that migrating companies adopt PCS service plans and provide for the establishment of charges for the use of one operator's network by another. During 2003, all of the Telecom Americas operating companies exchanged their original concessions for 15-year PCS authorizations. The 15-year period started from the time the original concessions were granted, generally in 1997 or 1998. This change will allow the operating companies to extend the life of the license for an additional 15 years, upon the payment of a fee.

The September 2000 guidelines also established rules regarding the selection of up to three additional wireless providers per region, corresponding to Bands C, D and E. Any company organized and based in Brazil, even if foreign-owned, was allowed to bid for a PCS license. Interested companies were permitted to bid for PCS licenses in each of the three regions, and were permitted to acquire PCS licenses for all three regions. However, each provider, whether cellular or PCS, is limited to only one license per service area.

Beginning in February 2001, ANATEL initiated a series of auctions through which it sold rights to D-Band and E-Band licenses. After canceling the auction of new licenses under the C-Band, ANATEL implemented procedures in May 2002 for the sale of C-Band bandwidth in installments not to exceed 45 megahertz per service provider, through which each of Telecom Americas' principal operating companies acquired bandwidth.

In Brazil, rates for telecommunications services are regulated by ANATEL. In general, PCS licensees are authorized to increase rates only for inflation and on an annual basis. Under extraordinary conditions, licensees can request ANATEL for approval of real increases in rates, but there is no assurance that ANATEL would grant such authorization.

There have been recent press reports about the possibility of ANATEL enacting new regulations regarding the method of determining interconnection fees by cellular providers. Currently, operators determine interconnection fees by agreement, subject to ANATEL approval of the agreed rates. It is anticipated that, if enacted, these new regulations would provide for a cost-based method of determining interconnection fees and include a transition period. Because ANATEL has not published any information regarding these possible new regulations, we are not able to determine the impact, if any, that these possible new regulations may have on our results or operations.

**Central America**

***Guatemala (Telgua)***

Telecomunicaciones de Guatemala, S.A. (Telgua) is a fixed-line telecommunications operator in Guatemala that was privatized in November 1998. Subsidiaries of Telgua also provide wireless, Internet, cable television, paging, data transmission and other services in Guatemala. We own approximately 98.8% of the stock of Telgua. We acquired a portion of our interest in the subsidiaries in May 1999. We acquired the majority of our interest in Telgua and the balance of our interest in the subsidiaries in March 2000 and increased these interests to their present levels through a series of acquisitions of shares from minority shareholders during 2001, 2002 and 2003. We use the term "Telgua" below to refer to Telgua and the affiliates together.

At December 31, 2003, Telgua had approximately 930,000 fixed-line subscribers compared to 804,000 at December 31, 2002, a market share of approximately 95%.

Telgua's wireless business is operated by its affiliate Servicios de Comunicaciones Personales Inalámbricas, S.A. (Sercom). Sercom's cellular network uses CDMA digital technology and, as of October 2003, overlaid GSM technology, which covers approximately 78% of its population. At December 31, 2003, Sercom had approximately 870,000 wireless subscribers, representing a market share of approximately 45.3%.

Telgua offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission, cable television, two-way communication systems used mainly for group communication, and dispatch applications, or "trunking," and also sells handsets and related products. Telgua markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets.

Telgua continues to be the principal provider of fixed-line and mobile services in Guatemala. Telgua's principal competitors in the wireless sector are Millicom (Comcel), Telefónica of Spain and BellSouth.

Telgua's business is subject to comprehensive regulation and oversight by the Guatemalan Telecommunications Agency (*Superintendencia de Telecomunicaciones de Guatemala*) under the General Telecommunications Law (*Ley General de Telecomunicaciones*). Telgua holds a license from the Guatemalan government to operate its nationwide fixed-line network and numerous licenses to operate its cellular network on different frequencies and in different regions. See "Legal Proceedings" under Item 8 for a discussion of certain proceedings that the Guatemalan government has commenced against Telgua.

***Nicaragua (Sercom and ENITEL)***

We own a 99.0% interest in Servicios de Comunicaciones de Nicaragua, S.A. (Sercom) and launched wireless services in Nicaragua in December 2002. Sercom's cellular network uses GSM technology to provide service to its customer base. As of December 31, 2003, Sercom had approximately 100,000 subscribers.

Sercom entered the market as the third mobile operator, joining BellSouth and ENITEL Móvil, the cellular branch of ENITEL, the incumbent fixed line operator in Nicaragua. Sercom's business is subject to comprehensive regulation and oversight by the Nicaraguan Telecommunications Agency *(Instituto Nicaragüense de Telecomunicaciones y Correos)* under the General Telecommunications and Postal Services Law *(Ley General de Telecomunicaciones y Servicos Postales)*.

In December 2003, the Nicaraguan Government accepted our bid to acquire a 49% interest in Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL) for a price of U.S.$49.6 million. ENITEL provides fixed, mobile and other telecommunications services in Nicaragua. At December 31, 2003, ENITEL had approximately 120,000 wireless and 200,000 fixed-line subscribers. We consummated the acquisition of the 49% interest in ENITEL in January 2004.

In June 2004, we signed an agreement to acquire an additional 50.03% interest in ENITEL from Megatel LLC and certain other investors. We also agreed to acquire from these investors all of the shares of Megatel de Honduras, S.A. de C.V., which provides wireless and other telecommunications services in Honduras. At March 31, 2004, Megatel de Honduras had approximately 61 thousand wireless subscribers. The acquisition of Megatel de Honduras closed on June 29, 2004. The acquisition of the additional 50.03% interest in ENITEL is subject to a number of conditions, including receipt of regulatory approvals, and is expected to close in July 2004.

*El Salvador (CTE)*

Compañía de Telecomunicaciones de El Salvador (CTE) provides fixed, mobile and other telecommunications services in El Salvador. We acquired a 51% interest in CTE from France Telecom and certain other investors in October 2003 for an aggregate purchase price of U.S.$417 million. Subsequently, we acquired an additional 1.2% interest in CTE from minority shareholders at the end of 2003 and the beginning of 2004. As part of the acquisition, we acquired the right to receive a management fee equal to 5% of CTE's EBITDA and 2% of CTE's net sales until at least 2008. For the purpose of calculating the fee, each of EBITDA and net sales is defined in the management agreement. The Salvadoran government holds approximately 43% of CTE's share capital, and approximately 6% is held by employees or former employees. During 2003, CTE reported consolidated sales of Ps. 4,241 million and consolidated operating income of Ps. 209 million, based on Mexican GAAP. We began including the results of CTE in our consolidated financial statements in November 2003.

At December 31, 2003, CTE had approximately 704,000 fixed-line subscribers and a market share of approximately 90%.

CTE's wireless business is operated by its subsidiary CTE Telecom Personal S.A. de C.V. Personal's cellular network uses GSM digital technology and covers approximately 67% of the Salvadorean population. At December 31, 2003, Personal had approximately 212,000 wireless subscribers, which we estimate represents a market share of approximately 24%. Personal offers both prepaid and postpaid plans.

CTE offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission and satellite television, and also sells handsets and related products. CTE also operates a telephone directory business in El Salvador and offers fixed-line services in Guatemala. CTE markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets. At December 31, 2003, CTE and its subsidiaries had approximately 2,563 employees.

CTE is the principal provider of fixed-line services in El Salvador. CTE's principal competitor in the wireless sector is Telemovil, an affiliate of Millicom International, with a market share of approximately 44%. CTE also competes with Telefónica de El Salvador, an affiliate of Telefónica Móviles of Spain, and Digicel, which is owned by a consortium of international investors.

CTE's business is subject to comprehensive regulation and oversight by the Salvadorean Energy and Telecommunications Agency (*Superintendencia General de Electricidad y Telecomunicaciones*). CTE holds a concession from the Salvadorean government to operate its nationwide fixed-line network and a nationwide PCS 1900 license to operate its cellular network.

**Colombia (Comcel, Occel and Celcaribe)**

Comunicación Celular S.A. (Comcel), Occidente y Caribe Celular S.A. (Occel) and Empresa Regional de Communicaciones Celulares de la Costa Atlántica S.A. (Celcaribe) provide wireless telecommunications services in Colombia, Comcel in the eastern region of the country, Occel in the western region, and Celcaribe principally in the Caribbean region. We acquired our interests in Comcel and Occel in 2002 from Telecom Americas and certain other shareholders and increased them to their present levels through a series of capitalized investments in 2002. Comcel acquired its interest in Celcaribe from Millicom International Cellular in February 2003. This acquisition allowed us to provide nationwide coverage in Colombia. We hold a 95.7% interest in Comcel, a 93.4% interest in Occel and a 94.0% interest in Celcaribe. Occel and Celcaribe operate under the "Comcel" brand, and we use the term "Comcel" below to refer to Comcel, Occel and Celcaribe together.

Comcel's network uses analog and TDMA digital technology and covers approximately 74.0% of Colombia's population. In late 2003, Comcel completed the overlay of a GSM network and can now offer GSM services nationwide. At December 31, 2003, Comcel had approximately 3.7 million subscribers, compared to 2.8 million subscribers at December 31, 2002, and believed it had a 59.0% share of the wireless market.

Comcel offers basic cellular service through a variety of rate plans and also offers prepaid service. Purchasers of Comcel's "Amigo" kit for prepaid service receive a cellular phone together with a prepaid calling card, enabling the customer to activate wireless service without contracts, monthly fees or credit checks. Comcel markets its services through independent local distributors and a direct sales force. In addition, Comcel and its distributors have arrangements with various supermarkets for the distribution of all of Comcel's basic services and products as well as the provision of technical service and assistance. The Amigo prepaid card is available in various chain stores nationwide. Comcel's strategy is to continue to expand its customer base through the build-out of its network.

In each of the three regions of Colombia, we compete with BellSouth and Colombia Móvil, a consortium of two Colombian public-sector, fixed-line operators. Colombia Móvil started nationwide commercial operations in November 2003. In March 2004, BellSouth reached an agreement to sell its assets in Latin America to Telefónica Móviles of Spain. This transaction, if completed, may increase competition in Colombia. Comcel also competes with traditional fixed-line telephone service operators. In addition, Comcel faces competition from alternative wireless services, including mobile radio and paging services, rural wireless operators and trunking services. These competing wireless services are widely used in Colombia as a substitute for fixed-line services.

The Ministry of Communications of Colombia and the Telecommunications Regulation Commission are responsible for regulating and overseeing the telecommunications sector, including cellular operations. The Ministry of Communications, which granted the cellular concessions in 1994, supervises and audits the performances of the concessionaires' legal and contractual obligations. The activities of Comcel are also supervised by the Colombian Superintendency of Industry and Commerce, which enforces antitrust regulations, promotes free competition in the marketplace and protects consumer rights.

Comcel, Occel and Celcaribe hold ten-year concessions, acquired in 1994, to provide wireless telecommunications services in the eastern, western and Caribbean regions of Colombia. Under the terms of the concessions, each of Comcel, Occel and Celcaribe is required to make quarterly royalty payments to the Ministry of Communications based on its revenues. Under the terms of an agreement entered into in January 1997, the Ministry of Communications has agreed to renew their concessions through 2014.

**Ecuador (Conecel)**

Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL (Conecel) is a wireless telecommunications operator in Ecuador. We acquired a 60% interest in Conecel in March 2000 and gave the other investors certain rights to sell us their shares. In April 2002, the other investors exercised their first put rights, and we paid approximately U.S.$70.3 million to increase our interest to 80.6%. In July 2003, we acquired the remaining interests in Conecel for an identical amount, increasing our interest in Conecel to 100%.

At December 31, 2003, Conecel had approximately 1.5 million subscribers, compared to approximately 923,000 at December 31, 2002, representing a 64% share of the Ecuadorian wireless market.

Conecel owns and operates a cellular network that uses TDMA digital technology, and in May 2003, it launched a new GSM network. The two networks cover the same areas, which account for approximately 80% of the geographic area of Ecuador. Conecel is focusing its commercial and marketing efforts towards encouraging use of GSM technology by new subscribers and existing subscribers renewing their contracts and expects GSM to become its principal wireless technology within the next five to ten years.

Conecel's principal competitor is BellSouth Ecuador, which offers wireless local, national and international long-distance and public telephone services in Ecuador. At December 31, 2003, BellSouth Ecuador had approximately 860,000 subscribers, representing a 35% share of the Ecuadorian wireless market. In March 2004, BellSouth reached an agreement to sell its assets in Latin America to Telefónica Móviles of Spain. This transaction, if completed, may increase competition in Ecuador.

Conecel is subject to regulation from:

- the National Telecommunications Counsel (*Consejo Nacional de Telecomunicaciones*, or Conatel), which is responsible for policy-making in the telecommunications area;
- the National Telecommunications Secretariat (*Secretaria Nacional de Telecomunicaciones*), which is responsible for executing Conatel's resolutions; and
- the Telecommunications Agency (*Superintendencia de Telecomunicaciones*), which monitors the use of authorized frequencies and compliance with concession provisions.

Conecel holds nationwide concessions, which have been fully paid, to operate its wireless network on the 800 megahertz (Band A) radio spectrum. These include a concession for cellular telephone service that expires in 2008, and concessions for data transmission and Internet services that expire in 2017.

**United States (TracFone)**

TracFone Wireless, Inc. is engaged in the sale and distribution of prepaid wireless service and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. We own 98.2% of the capital stock of TracFone. We first acquired a controlling interest in TracFone in February 1999.

TracFone currently offers its prepaid wireless service and wireless handsets throughout the United States using an extensive distribution network. At December 31, 2003, TracFone had approximately 3.0 million subscribers and is one of the three largest operators in the U.S. prepaid cellular market. TracFone's subscriber base increased by 50.0% in 2003.

TracFone does not own any wireless telecommunications facilities or hold any licenses. Instead, it purchases airtime through agreements with approximately 40 wireless service providers and resells airtime to customers. Through these agreements, TracFone has a nationwide network covering all areas in which wireless services are available. Customer usage is monitored using patented, proprietary software installed in each phone TracFone sells, and TracFone provides customer service and manages customers as though it were a network-based carrier. TracFone has entered into agreements with Nokia and Motorola to enable them to include TracFone's software in various handsets they produce. TracFone's business model does not require any significant capital expenditure. TracFone sells handsets through a variety of U.S. retail stores and sells its prepaid airtime through a large number of independent retailers throughout the United States. TracFone competes with the major U.S. wireless operators. TracFone expects that many of these carriers will increase their focus on prepaid wireless services in the future. TracFone is subject to the jurisdiction of the U.S. Federal Communications Commission, or "FCC," and to U.S. telecommunications laws and regulations. TracFone is not required to procure licenses to carry out its business.

## OTHER INVESTMENTS

Our principal investments in affiliates other than our subsidiaries are described below. Financial information provided for these affiliates has been prepared in accordance with local accounting principles and restated in constant pesos as of December 31, 2003. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

### Techtel (Argentina)

Pursuant to the February 2002 reorganization of Telecom Americas, we acquired a 60% interest in Techtel-LMDS Communicaciones Interactivas, S.A., which operates a local multipoint distribution services (LMDS) and fiber optic network in Argentina, providing voice, data and video transfer services and other related telecommunications services. LMDS is a wireless broadband technology that uses radio signals to transmit voice, video and data. Techtel began providing long-distance fixed-line voice services and call center support in December 2000 and launched local fixed-line voice services in August 2001. In April 2004, we sold our interests in Techtel to Telmex. See "Related Party Transactions" under Item 7.

### Telstar (Uruguay)

We acquired a majority interest in Telstar S.A. pursuant to the February 2002 reorganization of Telecom Americas. Telstar has completed an LMDS network to provide data transmission services in Montevideo, Uruguay. In April 2004, we sold our interests in Telstar to Telmex. See "Related Party Transactions" under Item 7.

### U.S. Commercial Corp.—CompUSA

We acquired a 49% interest in CompUSA, Inc. in March 2000. In December 2003, as a result of a series of transactions, we exchanged our 49% interest in CompUSA for a 29.7% interest in US Commercial Corp., S.A. de C.V. and Ps. 180 million. U.S. Commercial Corp. is a Mexican company with shares listed on the Mexican stock exchange. Its principal asset is 100% of the shares of CompUSA. We recorded a loss of Ps. 279 million on the transaction. In 2004, we reclassified our investment in U.S. Commercial Corp. as available for sale. The controlling shareholder of US Commercial Corp. is an affiliate of América Telecom, our controlling shareholder. See "Related Party Transactions" under Item 7.

CompUSA is a provider of technology solutions and a retailer of personal computing equipment, based in Dallas, Texas, and operates a number of CompUSA Computer Superstores throughout the United States. CompUSA competes with a variety of resellers of personal computers and related products and services, including large format computer retailers, Internet-based retailers, manufacturers and distributors that sell directly to the public, and other personal computer retailers. In addition, CompUSA has numerous competitors in its training and technical service businesses.

### Telvista

We own an indirect 44.2% interest in Telvista, which we acquired in June 2001 from Technology and Internet Holding Co., a company in which we, Telmex and Grupo Carso have a joint interest. Telvista is a Delaware corporation that operates call centers in the United States.

## CAPITAL EXPENDITURES

The following table sets forth our consolidated capital expenditures for each year in the three-year period ended December 31, 2003

| | Year ended December 31, | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | (millions of constant pesos as of December 31, 2003) | | |
| Transmission and switching equipment .......... | Ps. 13,398 | Ps. 9,379 | Ps. 11,685 |
| Other .......... | 3,661 | 1,871 | 1,968 |
| Total capital expenditures .......... | Ps. 17,059 | Ps. 11,250 | Ps. 13,653 |

Our capital expenditures during 2003 related primarily to the completion of the rollout of a GSM network in Mexico and the rollout of new GSM networks in Brazil, Colombia and Ecuador. We have budgeted capital expenditures of approximately U.S.$1.4 billion for the year ending December 31, 2004, but this budgeted amount could change as we re-evaluate our expenditure needs during the year. We expect that our capital expenditures during 2004 will primarily relate to the completion of the rollout of a new GSM network in Argentina and the expansion of GSM coverage in Mexico and Brazil. We expect to make approximately 35% of our 2004 budgeted capital expenditures in Mexico, which represents a decrease from prior years.

## Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited financial statements and the notes thereto included in this annual report. Our financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 23 to the audited financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements:

- nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders' equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;
- gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and
- all amounts are restated in constant pesos as of December 31, 2003.

### Background

*Effects of Recent Acquisitions*

In 2002 and 2003, we acquired a total of seven companies throughout Latin America. The consolidation of these companies affects the comparability of our recent results and will continue to affect comparability in 2004, particularly as the more significant of our 2003 acquisitions were not consolidated until the fourth quarter of 2003.

During 2003, we completed the acquisition of five companies. Our consolidated financial statements reflect the consolidation of these companies as follows:

- Celcaribe (as from February 2003);
- BSE (as from May 2003);
- CTE (as from November 2003);
- CTI (as from November 2003); and
- BCP (as from December 2003).

As a result of these acquisitions, we acquired 4.2 million new wireless subscribers during 2003, representing approximately 35% of our subscriber growth during 2003. The revenues of these companies that are included in our consolidated financial statements together accounted for 4.5% of our operating revenues in 2003.

Our 2002 audited financial statements reflect the consolidation of Comcel beginning in February 2002 and Telecom Americas beginning in July 2002. Comcel and Telecom Americas together accounted for 20.0% of consolidated revenues in 2003 and 12.0% in 2002. Prior to their consolidations, our audited financial statements reflected their net results under the equity method. We acquired control of Comcel as part of the reorganization of Telecom Americas in February 2002, and we acquired control of Telecom Americas when we acquired the interests held by our former partners pursuant to a series of transactions ending in July 2002.

The following table sets forth the full-year revenues of the companies we acquired in 2002 and 2003 in millions of constant pesos as of December 31, 2003, as well as the percentage of those revenues that are included in our consolidated revenues. The table does not include results of these companies for years prior to the year during which we consummated the respective acquisitions. Revenues for periods prior to the date on which we acquired these companies are not reflected in our consolidated financial statements.

| | Annual Revenues | | | |
|---|---|---|---|---|
| | 2002 | % consolidated | 2003 | % consolidated |
| Comcel(1) | Ps 4,302 | 91.6% | Ps. 5,770 | 100.0% |
| Telecom Americas(2) | 7,032 | 46.8 | 11,397 | 100.0 |
| Celcaribe | — | — | 549 | 92.5 |
| BSE | — | — | 2,247 | 70.0 |
| CTE | — | — | 4,241 | 19.0 |
| CTI | — | — | 2,700 | 19.8 |
| BCP | — | — | 4,965 | 9.0 |

(1) Includes Celcaribe (as from February 2003).

(2) Includes BSE (as from February 2003) and BCP (as from December 2003).

*Geographic Segments*

We have significant operations in nine countries, which are grouped for financial reporting purposes in eight geographic segments. Segment information is presented in Note 21 to our consolidated financial statements included in this annual report. Mexico accounted for 61.0% of our total operating revenues in 2003, down from 71.0% in 2002. This percentage may decrease somewhat in 2004 as a result of a full year of consolidating the companies acquired during 2003.

Our subsidiaries report significantly different operating margins, with Mexico, Central America and Ecuador showing margins higher than or similar to our consolidated operating margin in 2003 and the remainder showing lower margins or, in the case of Brazil, an operating loss.

The factors that drive financial performance can differ for our operations in different countries, depending on the business model, competitive situation, regulatory environment, capital expenditure requirements, debt profile and many other factors. Accordingly, our results of operations in each period accordingly reflect a combination of different effects in the different countries.

*Effects of Economic Conditions*

Our results of operations are affected by economic conditions in Mexico and in the other countries in which we operate. In periods of slow economic growth, demand for telecommunications services tends to be adversely affected.

Our results of operations are also affected by changes in currency exchange rates. Changes in the value of the various operating currencies of our subsidiaries against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. In 2003, changes in currency exchange rates led us to report a foreign exchange gain of Ps. 1,355 million (an amount that is equal to 7.5% of our operating income), whereas in 2002 we reported a foreign exchange loss of Ps. 1,526 million.

In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results of operations as reported in Mexican pesos. Our non-Mexican subsidiaries and affiliates accounted for approximately 39% of our 2003 operating revenues and 65% of our year-end 2003 assets, as compared to 29% and 58%, respectively, in 2002.

*Trends in Operating Results*

Besides acquisitions, the principal factors affecting our operating revenues and operating income relate to growth in subscribers and traffic. The markets we serve provide opportunities for continued growth, and as subscribers and traffic increase, we generally expect to report higher revenue and operating income (before depreciation and amortization) as a result of economies of scale. These effects can be partly or wholly offset, however, by the effects of competition on prices and on subscriber acquisition costs. The market and competitive conditions are independent in the different markets in which we operate, and they are sometimes subject to rapid change. As a result, it is difficult to predict overall trends in our operating performance.

At December 31, 2003, we had approximately 43.7 million wireless subscribers, as compared to 31.6 million at December 31, 2002. The 12.1 million, or 38.4%, increase in subscribers in 2003 includes 4.2 million subscribers resulting from acquisitions we consummated in that year.

*Composition of Revenues*

Most of our revenues (86.0% in 2003) come from the sale of airtime and other services. Of our service revenues, the largest portion is from usage charges, which include airtime charges for outgoing calls and interconnection charges billed to other service providers for calls completed on our network. The primary driver of usage charges is traffic, which, in turn, is driven by the number of customers and by their average usage. Postpaid customers generally have an allotment of airtime each month for which they are not required to pay usage charges. Service revenues also include (1) monthly subscription charges paid by postpaid customers, (2) long-distance charges and (3) charges for other services, such as roaming, call forwarding, call waiting, call blocking and short text messaging.

Revenues from sales of prepaid services are deferred and recognized as airtime is used or when it expires, and are included under usage charges. For postpaid service, monthly fees are billed in the month prior to service, and are deferred and recognized in the month that service is provided. Revenues from airtime used by postpaid subscribers above the amount covered by their monthly fees are recognized as airtime is used.

We also have sales revenues from selling handsets and other equipment. Most of our new subscribers purchase a handset, and although we also sell new handsets to existing customers, changes in sales revenues are driven primarily by the number of new customers. The pricing of handsets is not geared primarily to making a profit from handset sales, because it also takes account of the service revenues that are expected to result when the handset is used.

**Consolidated Results of Operations**

The discussion below includes the results of our transactions with affiliates, including Telmex. Affiliate transaction information is presented in Note 17 to our consolidated financial statements included in this annual report.

*Operating Revenues*

Operating revenues increased by 43.9% in 2003 and by 31.4% in 2002. The Ps. 26,198 million increase in revenues in 2003 principally reflects the following factors:

- organic growth in all of our geographic segments, particularly Mexico which reported an increase in revenues of Ps. 10,058 million (or 23.7%);

- the consolidation of the results of the five companies acquired during 2003, accounting for approximately 14.8% of the increase; and
- the full-year consolidation of the results of Telecom Americas and Comcel in 2003.

In 2002, our operating revenues increased by Ps. 14,285 million, or 31.4%, as compared to 2001. This increase was due primarily to an increase in revenues in Mexico (up by Ps. 6,947 million), and the consolidation of revenues from Colombia (Ps. 3,943 million) and Brazil (Ps. 3,377 million). Excluding Brazil and Colombia, which were consolidated for the first time in 2002, operating revenues would have increased by 15.7%.

The increase in operating revenues in 2003 also includes a Ps. 4,874 million, or 67.7%, increase in equipment revenues reflecting subscriber growth and the introduction of GSM services in some of our markets. Equipment revenues as a percentage of total revenues increased from 12% in 2002 to 14% in 2003.

***Operating Costs and Expenses***

*Cost of services and equipment*—Cost of services and equipment represented 43.6% of operating revenues in 2003 and 42.5% of operating revenues in 2002. Cost of services and equipment increased by 47.6% in 2003 and by 30.2% in 2002. This increase in 2003 reflects both growth in subscribers and acquisitions.

Cost of equipment was Ps. 19,223 million in 2003, and primarily represents the cost of handsets sold to subscribers. The 59.5% increase in 2003 compares favorably to the 67.7% increase in equipment revenues. Cost of equipment increased more slowly than our equipment revenues, primarily as a result of our efforts to centralize the purchase of handsets leading to lower equipment unit costs and a change in mix from TDMA to GSM equipment, which is generally less expensive than TDMA equipment. Cost of equipment increased by 43.2% in 2002 as compared to 2001.

Cost of services increased by 36.7% in 2003, to Ps. 18,251 million. This increase in cost of services was slower than the growth in service revenues, which increased by 40.6% in 2003. These costs have increased more slowly than our service revenues, as a result of increasing scale, cost control measures and higher usage of GSM services. Cost of services increased by 23.2% in 2002 as compared to 2001.

*Commercial, administrative and general*—Commercial, administrative and general expenses represented 19.3% of operating revenues in 2003 and 21.3% of operating revenues in 2002. On an absolute basis, commercial, administrative and general expenses increased by 30.6% in 2003 and 4.1% in 2002. This increase in 2003 reflects both growth in subscribers and acquisitions. These costs have increased more slowly than our revenues, as a result of increasing scale and cost control measures in each country in which we operate.

*Depreciation and amortization*—Depreciation and amortization represented 16.1% of operating revenues in 2003 and 14.5% of operating revenues in 2002. Depreciation and amortization increased by 61.3% in 2003 and by 74.9% in 2002. Apart from the consolidation of our recently acquired companies in 2003, the increases in depreciation and amortization in 2003 and 2002 reflect the substantial investments made in our networks, particularly in connection with the launch of GSM services in Mexico, Brazil, Colombia, Ecuador and Guatemala.

***Operating Income***

Operating income increased by 38.4% in 2003 and 94.5% in 2002, reflecting revenue growth and in 2002 improved operating margins. All of our subsidiaries, except for Telecom Americas, reported operating income in 2003.

Operating margin (operating income as a percentage of operating revenues) was 20.9% in 2003, 21.7% in 2002 and 14.7% in 2001. The significant increase in depreciation and amortization caused our operating margin to decrease slightly in 2003. The improvement in our operating margin in 2002 reflected greater efficiency due to the larger number of customers, cost-control measures and lower subscriber acquisition costs as a percentage of revenues.

*Comprehensive Financing (Income) Cost*

Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss, gain or loss attributable to the effects of inflation on monetary assets and liabilities, and other financing costs.

We had comprehensive financing income of Ps. 2,123 million in 2003 and comprehensive financing cost of Ps. 1,023 million in 2002 and Ps. 665 million in 2001. The change between 2003 and 2002 reflects a combination of factors—principally, a foreign exchange gain in 2003 as opposed to a foreign exchange loss in 2002 and a decline in other financing costs.

For 2003 and 2002, changes in the components of comprehensive financing cost were as follows:

- In 2003 and 2002, we had net interest expense of Ps. 1,393 million and Ps. 1,095 million, respectively. The increase was attributable primarily to the depreciation of the Mexican peso against the U.S. dollar during 2003, which caused the reported amount of our debt as reported in pesos to increase.
- We had a foreign exchange gain of Ps. 1,355 million in 2003, as compared to a loss of Ps. 1,526 million in 2002. The net exchange gain in 2003 was mainly due to the increase in value of the Brazilian real relative to the U.S. dollar. The net exchange loss recorded in 2002 was mainly due to the depreciation of the Mexican peso and the Brazilian real relative to the U.S. dollar.
- In 2003 and 2002, our average monetary liabilities exceeded our average monetary assets, resulting in a net gain from monetary position.
- We reported a net other financing cost of Ps. 189 million in 2003 and of Ps. 1,274 million in 2002. Net other financing costs include commissions, fair-value gains and losses on investments, and gains and losses on the sale of investments.

*Income Tax and Employee Profit-Sharing*

The statutory rate of Mexican corporate income tax was 34% in 2003 and 35% in 2002 and 2001. Our effective rates of provisions for corporate income tax as a percentage of pretax income were 51.2%, 26.3% and 17.2% for 2001, 2002, and 2003, respectively. In 2001, our effective tax rate exceeded the statutory rate because we had pre-tax losses in our non-Mexican operations that were not deductible against our Mexican taxable income. In 2002 and 2003, our non-Mexican operators reported improved results, and some of them enjoyed benefits from net loss carryforwards. The Mexican corporate income tax rate is scheduled to decrease to 33% in 2004 and 32% in 2005.

Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of Telcel's taxable income. The amount payable increased by 22.6% to Ps. 247.9 million in 2003 and decreased by 3.5% in 2002.

*Equity in Results of Affiliates*

Our proportionate share of the results of equity-method affiliates resulted in net losses of Ps. 130 million in 2003 and Ps. 4,170 million in 2002. The net losses in 2002 resulted primarily from an impairment of goodwill recognized by CompUSA and the losses incurred by Telecom Americas before we began to consolidate it in July 2002. In 2003, the net loss reflects principally our share of the net loss reported by CompUSA.

*Other Income (Loss), Net*

In 2003, we recorded other net loss of Ps. 1,045 million. This loss reflects primarily losses recorded in connection with a sale-leaseback transaction entered into by Telcel and losses recorded in connection with the exchange of our interest in CompUSA for an interest in U.S. Commercial Corp., S.A. de C.V. and cash. See "Related Party Transactions" under Item 7.

*Majority Net Income*

We had majority net income of Ps. 15,032 million in 2003 and Ps. 4,784 million in 2002, compared to a majority net loss of Ps. 910 million in 2001. The significant increase in majority net income in 2003 reflected increased revenues and operating income, as well as improved comprehensive financing income and equity in results of affiliates. The improvement in majority net income in 2002 reflected improvements in revenues and earnings from all our major subsidiaries.

**Results of Operations by Geographic Segment**

We discuss below the operating results of our subsidiaries that provide telecommunication services in our principal markets other than Argentina and El Salvador. We are not discussing operating results in Argentina and El Salvador because we did not have material operations in those countries in 2002. All amounts discussed below are presented in accordance with Mexican GAAP. Note 2(g) to our consolidated financial statements included in this annual report describes how we translate the financial statements of our non-Mexican subsidiaries. We restate the financial statements of our foreign subsidiaries for inflationary effects using restatement factors of the relevant country and then convert foreign currency amounts into Mexican pesos, using, for items from the statement of operations, the exchange rate between the Mexican peso and the local currency at the end of the applicable year. Accordingly, changes in the rates of inflation in our markets and exchange rate changes between the Mexican peso and those currencies could significantly affect reported results in Mexican pesos and the comparability of reported results with those of prior years. Financial statements for 2001 and 2002 are restated at constant pesos as of December 31, 2003 based on the annual rate of inflation in Mexico.

The following table sets forth the exchange rate used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior year.

| | Mexican pesos per foreign currency unit | | | | |
|---|---|---|---|---|---|
| | 2001 | 2002 | % Change | 2003 | % Change |
| Guatemalan quetzal | 1.1576 | 1.3498 | 16.6% | 1.3975 | 3.5% |
| U.S. dollar(1) | 9.1423 | 10.3125 | 12.80 | 11.2360 | 9.0 |
| Brazilian real | 3.9492 | 2.9161 | (26.15) | 3.8890 | 33.36 |
| Colombian peso | 0.0041 | 0.0035 | (10.33) | 0.0040 | 15.55 |

(1) The U.S. dollar is the sole monetary instrument and unit of account and the main currency for transaction purposes in Ecuador.

Note 21 to our consolidated financial statements includes certain financial information of our operations by country. Except as discussed below, the following discussion is based on the segment data included in that note.

*Mexico*

Operating revenues increased by 23.7% in 2003 and by 19.6% in 2002. In 2003, the number of Telcel subscribers increased by 16.8%, to approximately 23.4 million, and there was an increase in total traffic of 38.5%. In 2002, the number of Telcel subscribers increased by 18.3%, to approximately 20.1 million, and total traffic increased by 29.0%. We have experienced declining rates of subscriber growth in recent years as penetration rates increase in Mexico. We expect this trend to continue in the future. Telcel's average monthly revenues per subscriber increased by 10.7% in 2003 as a result of a decrease in the percentage of Telcel's subscriber base represented by new subscribers and promotions that led to higher usage. New subscribers tend to have lower usage than existing customers.

Operating income increased by 44.0% in 2003 and by 24.9% in 2002. Our operating margin was 33.7% in 2003 and 29.0% in 2002. The increase in operating margin in 2003 reflects greater efficiency resulting from increasing scale and cost control measures, lower licensing fees and the reversal of a provision established in 2002 in connection with a Mexican tax applicable to certain telecommunication services.

*Brazil*

We began consolidating the results of Telecom Americas in July 2002, such that our consolidated financial statements do not reflect revenues or operating income from Brazil prior to that date (except for our equity in the net results of Telecom Americas). To measure the operating performance of Telecom Americas, we compare its operating revenues and operating income for continuing operations using its full-year 2002 and 2001 results. On that basis, Telecom Americas' operating revenues from continuing operations increased by 55.3% in 2003 and by 44.7% in 2002. The 2003 results include BSE from May 2003 and BCP from December 2003. Approximately 50.0% of the increase in 2003 operating revenues resulted from the consolidation of BSE and BCP. In 2003, the number of Telecom Americas subscribers increased by 4.3 million subscribers, to approximately 9.5 million subscribers, and there was an increase in total traffic of 26.8%. Of the increase in subscribers in 2003, approximately 1.6 million resulted from organic growth and approximately 2.7 million from the acquisition of BCP and BSE. In 2002, the number of Telecom Americas subscribers increased by 19.9%, to approximately 5.2 million, and there was an increase in total traffic of 9%.

Telecom Americas reported an operating loss of Ps. 2,134 million in 2003, as compared to a Ps. 197 million operating loss in 2002. The increased operating loss in 2003 reflects expenses incurred in connection with the launch of a unified brand name "Claro," the deployment of the new GSM network, the integration of BCP and BSE and the start-up of operations in the regions of Bahia-Sergipe and Paraná-Santa Catarina, as well as increased depreciation expenses.

*Central America—Guatemala and Nicaragua*

Operating revenues increased by 22.6% in 2003 and by 4.9% in 2002. In 2003, the number of wireless subscribers in Guatemala increased by 38.5%, to approximately 870,000, and the number of wireless subscribers in Nicaragua reached approximately 100,000. Telgua began providing wireless services in Nicaragua in December 2002. Traffic increased by 44.1% in 2003. In 2002, the number of wireless subscribers increased by 49.4%, to approximately 628,000, and there was an increase in total traffic of 5.1%. The number of Telgua's fixed lines in Guatemala reached approximately 929,700 at December 31, 2003, a 15.7% increase from December 31, 2002.

Operating income increased by 36.5% in 2003 and decreased by 6.9% in 2002. Our operating margin was 30.1% in 2003 and 27.0% in 2002. During 2002, we reduced the long distance rates applicable to incoming and outgoing rates.

*Colombia*

We began consolidating Comcel in February 2002, such that our consolidated financial statements do not reflect revenues or operating income from Colombia prior to that date (except for our equity in the net results of Telecom Americas). To measure the operating performance of Comcel, we compare its operating revenues and operating income using its full-year 2002 and 2001 results. On that basis, Comcel's operating revenues increased by 54.4% in 2003 and by 26.2% in 2002. In 2003, the number of Comcel subscribers increased by 30.2%, to approximately 3.7 million, and total traffic increased by 54.6%. The consolidation of Celcaribe accounted for approximately 25% of Comcel's subscriber growth in 2003. In 2002, the number of Comcel subscribers increased by 49.7%, to approximately 2.8 million, and there was an increase in total traffic of 43.7%.

Operating income increased by 133.1% in 2003. Operating income was Ps. 592 million in 2003 and Ps. 254 million in 2002, as compared to an operating loss of Ps. 355 million in 2001. Our operating margin was 10.3% in 2003 and 6.7% in 2002.

*Ecuador*

Operating revenues increased by 108.9% in 2003 and by 52.6% in 2002. In 2003, the number of Conecel subscribers increased by 66.5%, to approximately 1.5 million, and there was an increase in total traffic of 35.0%. During 2003, we reached agreement with cetain operators on interconnection fees for calling party pay and recorded income with respect to fees for prior years and fees accrued after the agreement date. In 2002, the number of Conecel subscribers increased by 90.8%, to approximately 923,000, and total traffic increased by 67%.

Operating income was Ps. 548 million, as compared to losses of Ps. 110 million in 2002 and Ps. 547 million in 2001. Our operating margin was 20.2% in 2003.

*United States*

Operating revenues increased by 47.3% in 2003 and decreased by 10.7% in 2002. In 2003, the number of TracFone subscribers increased by 50%, to approximately 3.0 million, and total traffic increased by 60.4%. In 2002, the number of TracFone subscribers increased by 2.9%, to approximately 2.0 million, and total traffic increased by 11.6%. The decline in revenues in 2002 resulted in part from a change in TracFone's revenue-deferment methodology, implemented in September 2002, meant to ensure that revenues more closely mirror the actual consumption levels of prepaid cards sold by TracFone.

In 2003, for the first time in its history, TracFone reported operating income, of Ps. 200.2 million. In addition to subscriber growth, the improvement reported in 2003 reflects certain discounts on airtime obtained by TracFone as a result of achieving certain operating targets. TracFone's digital traffic continues to expand, and digital traffic is more profitable than analog traffic. Operating loss decreased by 177.9% in 2002.

**Liquidity and Capital Resources**

*Capital Requirements*

Our capital requirements are primarily for the following purposes:

- We must make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. In 2003 and 2002, we invested approximately

Ps. 13.7 billion and Ps. 11.3 billion in plant, property and equipment. We have budgeted capital expenditures for 2004 to be approximately U.S.$1.4 billion (Ps. 15.7 billion). See "Capital Expenditures" under Item 4.

- We pay dividends, and we also repurchase our own shares from time to time. We paid Ps. 794 million in dividends in 2003 and Ps. 618 million in 2002, and we are paying dividends quarterly in 2004. We also spent (including commissions and value-added taxes) Ps. 975 million repurchasing our own shares in the open market in 2003 and Ps. 2,192 million in 2002. Our shareholders have authorized additional repurchases, and whether we do so will depend on considerations including market price and our other capital requirements. We have made additional repurchases in 2004. In a shareholders' meeting held on April 27, 2004, our shareholders resolved to pay a dividend of Ps. 0.12 per share and authorized a Ps. 10,000 million increase in our reserve for the repurchase of additional shares, thereby increasing our reserve to Ps. 25,000 million.

- During 2003, we spent approximately Ps. 18.2 billion in order to acquire new companies and increase our interest in some of our subsidiaries.

The following table summarizes certain contractual liabilities as of December 31, 2003. The table does not include accounts payable or pension liabilities:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 4-6 years | After 6 years |
| | (millions of constant pesos as of December 31, 2003) | | | | |
| Contractual obligations as of December 31, 2003: | | | | | |
| Equipment leases | Ps. 993 | Ps. 37 | Ps. 956 | — | — |
| Real estate leases | 6,820 | 752 | 2,360 | Ps. 1,311 | Ps. 2,397 |
| Long-term debt | 40,156 | 3,917 | 30,191 | 5,101 | 947 |
| Short-term debt | 8,164 | 8,164 | — | — | — |
| Other (1) | 4,050 | 1,547 | 2,503 | — | — |
| Total | Ps. 60,183 | Ps. 14,417 | Ps. 36,010 | Ps. 6,412 | Ps. 3,344 |

(1) See discussion below.

We have entered into agreements to purchase equipment for the rollout of GSM networks in Argentina, Brazil, Colombia and Ecuador. Total amounts payable under those contracts that are not reflected in our accounts payable or paid are approximately U.S.$325.5 million (Ps. 3,657 million). We recognize a liability in our financial statements under these agreements when we have tested and accepted the equipment. Our payment obligations under these agreements are contingent on the suppliers' compliance with their terms. América Móvil guarantees amounts payable by our subsidiaries under these agreements. Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2003. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but we do not believe that any of those contracts are material to our liquidity.

We could have opportunities in the future to invest in other telecommunications companies outside Mexico, especially in Latin America, because we believe the telecommunications sector in Latin America will continue to undergo consolidation. We can give no assurance as to the extent, timing or cost of such investments. Some of the assets that we acquire may have substantial debt and may require significant funding for capital expenditures.

*Working Capital*

At December 31, 2003, we had a working capital deficit (excess of current liabilities over current assets) of Ps. 10,230 million, as compared to a working capital deficit of Ps. 4,643 million at December 31, 2002. This increase in 2003 principally reflected the extension of favorable payment terms obtained by us from equipment suppliers during 2003. We have substantial capital resources, including funds generated from operations and borrowing capacity, to meet our short-term obligations as they become due and payable.

*Capital Resources*

We generate substantial resources from our operations. On a consolidated basis, operating activities provided Ps. 29,038 million in 2003 and Ps. 19,408 million in 2002. All of our geographic segments (other than the United States in 2002 and Brazil in 2003) generated net resources from operations in 2003 and 2002.

In addition to funds generated from operations, we have used new borrowings to fund acquisitions and investments. We have relied on a combination of equipment financing, other borrowings from international banks, and borrowings in the Mexican capital markets. Many of the companies we acquired during 2002 had substantial indebtedness. During 2002 and 2003, we sought to reduce their indebtedness by incurring additional debt at our Mexican companies, which reduces our borrowing costs.

We were able to fund our capital requirements during 2003 principally through resources generated by our operations, and acquisitions made during 2003 did not significantly increase our indebtedness.

If we seek to raise funds by issuing capital stock, our bylaws require that we issue capital stock of each class in the same proportion. This would limit our ability to issue more L Shares, which are the most liquid class of our capital stock, unless we issue more AA Shares, which are an unlisted class of voting shares currently held only by América Telecom and SBCI.

*Outstanding Indebtedness*

At December 31, 2003, we had total consolidated indebtedness of Ps. 49,313 million, as compared to Ps. 48,036 million at December 31, 2002. Cash and cash equivalents amounted to Ps. 10,082 million at December 31, 2003 and Ps. 11,023 million at December 31, 2002. Approximately 76% of our indebtedness at December 31, 2003 was denominated in currencies other than Mexican pesos (approximately 67% in U.S. dollars and 9% in other currencies, principally in reais), and approximately 42% of our consolidated debt obligations (after taking into account interest swaps) bore interest at floating rates. The weighted average cost of all our third-party debt at December 31, 2003 (including interest, commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 5.19%.

Our major categories of indebtedness are as follows:

- *Equipment financing facilities with support from export development agencies.* We have a number of equipment financing facilities, under which export development agencies provide support for financing to purchase exports from their respective countries. These facilities are generally medium- to long-term, with periodic amortization and interest at a spread over LIBOR. They are extended to us or to operating subsidiaries, usually with guarantees from one or more of América Móvil, Telcel or Sercotel. The aggregate amount outstanding under equipment financing facilities at December 31, 2003 was U.S.$795 million (Ps. 8,933 million).

- *Other bank loans*. At December 31, 2003, we had approximately U.S.$1.7 billion (Ps. 19.1 billion) outstanding under a number of dollar-denominated bank facilities bearing interest at LIBOR plus a spread. For certain of the facilities, the spread over LIBOR can vary if there is a deterioration in our financial condition. The facilities have similar terms as to covenants, and under all of the facilities América Móvil, Sercotel and Telcel are either borrowers or guarantors. For certain of these facilities, Telgua is also a guarantor. At December 31, 2003, we also had bank loans denominated in currencies other than U.S. dollars, including pesos, in an aggregate amount of Ps. 3,409 million.
- *Peso-denominated notes*. At December 31, 2003, we had Ps. 11.25 billion in senior notes that had been sold in the Mexican capital markets. These senior notes were issued by us with a guarantee from Telcel.
- *BNDES*. ATL, Tess and Americel have outstanding syndicated loans provided with resources of the Banco Nacional de Desenvolvimento Econômico e Social, or "BNDES", the Brazilian federal development bank. These loans are principally denominated in reais, with a portion indexed to U.S. dollars. At December 31, 2003, the aggregate principal amount of these loans was approximately R$618 million plus the equivalent in reais of approximately U.S.$60 million in foreign currencies.

We are subject to financial and operating covenants under our loan agreements. They limit our ability to pledge our assets, to effect a merger or a sale of all or substantially all of our assets, and to permit restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. The most restrictive financial covenants require us to maintain a consolidated ratio of debt to EBITDA (as defined in the loan agreements) not greater than 3.5 to 1 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1 (using terms defined in the loan agreements). Telcel is subject to financial covenants similar to those applicable to América Móvil. A number of our financing instruments are subject to either acceleration or repurchase at the holder's option if there is a change of control. In the event of a default under certain material provisions of some of our bank loans, we are prohibited from paying dividends to our shareholders.

At December 31, 2003, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 42,832 million (U.S.$3,812 million), excluding debt owed to us or our other subsidiaries. At such date, Sercotel, our wholly-owned subsidiary that holds directly or indirectly the shares of all our operating subsidiaries, had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 28,896 million (U.S.$2,572 million). In addition, at December 31, 2003, our operating subsidiaries other than Telcel had indebtedness of Ps. 5,336 million (U.S.$474.9 million).

On March 9, 2004, we issued U.S.$500 million in principal amount of 4.125% senior notes due 2009 and U.S.$800 million in principal amount of 5.500% senior due 2014. In addition, on April 20, 2004, we issued U.S.$300 million in principal amount of floating rate notes due 2007, bearing interest at a rate equal to three-month Libor plus 0.625%. These notes are guaranteed by Telcel. The notes were sold in the United States to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S. The net proceeds from the sale of the notes, after initial purchasers' fees, were approximately U.S.$1,590 million. As of the date of this annual report, we had paid approximately U.S.$1,446 million of debt, including approximately U.S.$1,310 million of U.S. dollar-denominated debt, using the net proceeds from the sale of the notes. We have agreed to use our reasonable best efforts to offer to the holders of notes the opportunity to exchange their notes for an equal principal amount of notes to be issued pursuant to a registration statement filed with the SEC. If we fail to satisfy our registration obligations by October 31, 2004 with respect to the fixed rate notes or December 31, 2004 with respect to the floating rate notes, the annual interest rate applicable to the notes will, until such obligations are satisfied, be increased by 0.50% per year.

**Off-Balance Sheet Arrangements**

We have obligations to purchase additional shares of our subsidiaries Telecom Americas and CTI at the option of their minority shareholders. In the case of Telecom Americas, the minority shareholder has the right to sell half of its shares to us beginning in 2006 for U.S.$150 million plus interest. In the case of CTI, the minority shareholder has the right to sell all of its shares to us within a specified period after the completion of the restructuring of the indebtedness of CTI for U.S.$17.1 million.

In connection with an investment in a small Spanish company that was transferred to us in our spin-off from Telmex, we have agreed to indemnify Telmex for up to euro 13.7 million in respect of a guarantee given by Telmex to other interest holders in that company. In 2001, we wrote off the entire balance of our investment in that company.

Except for the obligations described above, as of December 31, 2003, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

**U.S. GAAP Reconciliation**

We had net income under U.S. GAAP of Ps. 14,899 million in 2003 and Ps. 6,037 million in 2002, as compared to a net loss of Ps. 670 million in 2001. Compared to Mexican GAAP, net income under U.S. GAAP was 0.88% lower in 2003 and 26.2% higher in 2002.

There are several differences between Mexican GAAP and U.S. GAAP that significantly affect our net income and stockholders' equity. The most significant differences in their effect on 2003 net income related to the recording of deferred income taxes and the reversal of the amortization of goodwill reported under Mexican GAAP. In 2002, for U.S. GAAP purposes, we adopted Statement of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*. As a result, for U.S. GAAP purposes we no longer amortize goodwill and other intangible assets with indefinite useful lives. Another significant difference between U.S. and Mexican GAAP is how the carrying value of plant, property and equipment is restated to reflect effects of inflation. Under Mexican GAAP, we restate fixed assets of non-Mexican origin based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date, while under U.S. GAAP we use the Mexican inflation rate. In 2002 and 2003, this resulted in lower net income under U.S. GAAP, because Mexican inflation exceeded the rate used to restate fixed assets of non-Mexican origin. Other differences that affected 2003 net income relate to accrued vacation pay, capitalized interest on assets under construction, deferred employee profit sharing, net gains (losses) on sales to affiliates and the presentation of minority interests. The differences in stockholders' equity under Mexican GAAP and U.S. GAAP reflect principally these same matters. For a discussion of the principal differences between Mexican GAAP and U.S. GAAP, see Note 23 to our consolidated financial statements.

**Use of Estimates in Certain Accounting Policies**

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (1) we used different estimates that we could reasonably have used or (2) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

***Estimated useful lives of plant, property and equipment***

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2003 to Ps. 9,727 million, or 14.3% of our operating costs and expenses. See Note 7 to our consolidated financial statements.

The estimates are based on our historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times, we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases, it can result in our recognizing an impairment charge to reflect a write-down in value.

***Impairment***

We carry substantial balances on our balance sheet for plant, property and equipment and for goodwill that are based on historical costs net of accumulated depreciation and amortization. We are required to evaluate each year whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations. Changes in these judgments could require us to recognize impairment losses in future periods. Our evaluations in 2003 and 2002 did not result in any significant impairment of our plant, property and equipment or consolidated goodwill.

Our equity-method affiliate CompUSA wrote-off goodwill by U.S.$410 million in 2002 upon adopting Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*.

**Item 6. Directors, Senior Management and Employees**

## MANAGEMENT

**Directors**

Management of our business is vested in our Board of Directors. The Board of Directors has broad authority to manage our company. Actions requiring the approval of our board of directors include:

- a change of control of the company;
- transactions with related parties (as defined in the Mexican Securities Market Law);
- acquisitions or sales of assets equal in value to, or greater in value than, 10% of the value of the company's assets;
- guarantees of amounts exceeding 30% of the value of the company's assets; and
- any other transaction in an amount greater than 1% of the value of the company's assets.

Our bylaws provide for the Board of Directors to consist of between five and 20 directors and allow for the appointment of an equal number of alternate directors. Directors need not be shareholders. A majority of our directors and a majority of the alternate directors must be Mexican citizens and elected by Mexican shareholders. A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected or ratified at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. Pursuant to our bylaws and Mexican law, at least 25% of our directors and 25% of our alternate directors must be independent, as defined under the Mexican Securities Market Law. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

All of the current members of the Board of Directors and of the Executive, Audit and Compensation Committees were elected or ratified at a shareholders' meeting held on April 27, 2004, with ten directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. No alternate directors were appointed. América Telecom and SBC International have agreed to vote for the number of directors and alternate directors named by each of them in proportion to their respective share ownership.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms if new members are not appointed. The names and positions of the current members of the Board, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are as follows:

| | | |
|---|---|---|
| Carlos Slim Helú<br>Chairman and Member of the Executive Committee | Born: | 1940 |
| | First elected: | 2000 |
| | Term expires: | 2005 |
| | Principal occupation: | Honorary Chairman of the Board of Directors of Grupo Carso, S.A. de C.V. |
| | Other directorships and business experience: | Chairman of the Board of Directors of Telmex and Grupo Financiero Inbursa, S.A. de C.V. |
| Daniel Hajj Aboumrad<br>Director and Member of the Executive Committee | Born: | 1966 |
| | First elected: | 2000 |
| | Term expires: | 2005 |
| | Principal occupation: | Chief Executive Officer of América Móvil |
| | Other directorships: | Director of Carso Global Telecom, América Telecom and Grupo Carso, S.A. de C.V. |
| | Business experience: | Chief Executive Officer of Hulera Euzkadi, S.A. de C.V. |
| Jaime Chico Pardo<br>Director | Born: | 1950 |
| | First elected: | 2000 |
| | Term expires: | 2005 |
| | Principal occupation: | Chief Executive Officer of Telmex |
| | Other directorships: | Vice-chairman of the Board of Directors of Telmex; Director of América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. and Honeywell International |
| | Business experience: | Chief Executive Officer of Grupo Condumex, President of Corporación Industrial Llantera (Euzkadi General Tire de Mexico) |
| Alejandro Soberón Kuri<br>Director and Chairman of the Audit Committee | Born: | 1960 |
| | First elected: | 2000 |
| | Term expires: | 2005 |
| | Principal occupation: | Chairman and Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A. de C.V. |
| | Other directorships: | Director of Telmex, Bolsa Mexicana de Valores, S.A. de C.V. and Corporación Interamericana de Entretenimiento, S.A. de C.V. |
| María Asunción Aramburuzabala Larregui<br>Director and Member of the Audit Committee | Born: | 1963 |
| | First elected: | 2000 |
| | Term expires: | 2005 |
| | Principal occupation: | Chief Executive Officer of Tresalia Capital |
| | Other directorships: | Director of Grupo Modelo, S.A. de C.V., Grupo Televisa, S.A., Grupo Financiero Banamex-Accival, S.A. de C.V. and KIO Networks |
| | Business experience: | President of Tresalia Capital |

| | | |
|---|---|---|
| Rafael Robles Miaja<br>Director and Corporate Secretary | Born: | 1965 |
| | First elected: | 2000 |
| | Term expires: | 2005 |
| | Principal occupation: | Partner, Franck, Galicia y Robles, S.C. |
| | Other directorships: | Corporate Secretary of Carso Global Telecom, S.A. de C.V., Sears Roebuck de México, S.A. de C.V., América Telecom, S.A. de C.V. and Parras Cone de México, S.A. de C.V. |
| Jonathan P. Klug<br>Director | Born: | 1956 |
| | First elected: | 2003 |
| | Term expires: | 2005 |
| | Principal occupation: | Vice-President Finance of SBC International Inc. |
| | Other directorships: | Director of Belgacan, S.A., Telkom SA Limited, ADSB Telecommunications B.V. and TDA A/S. |
| James W. Callaway<br>Director and Member of the Executive Committee | Born: | 1946 |
| | First elected: | 2003 |
| | Term expires: | 2005 |
| | Principal occupation: | Group President of SBC Communications, Inc. |
| | Other directorships: | Director of Belgacan, S.A., TDC A/S and Teléfonos de México, S.A. de C.V. |
| Claudio X. González Laporte<br>Director and Member of the Compensation Committee | Born: | 1934 |
| | First elected: | 2000 |
| | Term expires: | 2005 |
| | Principal occupation: | Chief Executive Officer of Kimberly Clark de México, S.A. de C.V. |
| | Other directorships: | Director of the Kimberly Clark Corporation, Kellogg Company, IBM Latin America and Grupo Carso, S.A. de C.V. |
| | Business experience: | Various positions at the Kimberly Clark Corporation |
| David Ibarra Muñoz<br>Director and Member of the Audit Committee and the Compensation Committee | Born: | 1930 |
| | First elected: | 2000 |
| | Term expires: | 2005 |
| | Other directorships: | Director of Grupo Financiero Inbursa, S.A. de C.V. |
| | Business experience: | Chief Executive Officer of Nacional Financiera, served in the Mexican Ministry of Finance and Public Credit |

| | | |
|---|---|---|
| Patrick Slim Domit<br>Director | Born: | 1969 |
| | First elected: | 2004 |
| | Term expires: | 2005 |
| | Other directorships: | Director of Carso Global Telecom, S.A., América Telecom, S.A., U.S. Commercial Corp., S.A. de C.V. and Grupo Sanborns, S.A. de C.V. |
| | Business experience: | Chief Executive Officer of Grupo Carso, S.A. de C.V. |
| Carlos Bremer Gutiérrez<br>Director | Born: | 1960 |
| | First elected: | 2004 |
| | Term expires: | 2005 |
| | Other directorships: | Director of Grupo Financiero Value, S.A. de C.V. |
| | Business experience: | Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V. |

Daniel Hajj Aboumrad is the son-in-law of Carlos Slim Helú, and Patrick Slim Domit is the son of Carlos Slim Helú.

**Executive Committee**

Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, with certain exceptions. In addition, the Board of Directors is required to consult the Executive Committee before deciding on certain matters set forth in the bylaws, and the Executive Committee must provide its views within ten calendar days following a request from the Board of Directors, the Chief Executive Officer or the Chairman of the Board of Directors. If the Executive Committee is unable to make a recommendation within ten calendar days or if a majority of the Board of Directors or any other corporate body duly acting within its mandate determines in good faith that action cannot be deferred until the Executive Committee makes a recommendation, the Board of Directors is authorized to act without such recommendation. The Executive Committee may not delegate its powers to special delegates or attorneys-in-fact.

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The Executive Committee is currently comprised of three members. The majority of its members must be Mexican citizens and elected by Mexican shareholders. Our controlling shareholders have agreed that two of its members shall be named by Mexican controlling shareholders and one member by SBC International, Inc. See "Major Shareholders" under Item 7. The current members of the Executive Committee are Messrs. Carlos Slim Helú and Daniel Hajj Aboumrad, named by the Mexican controlling shareholders, and Mr. James W. Callaway, named by SBC International, Inc.

**Audit Committee**

The Audit Committee consists of Messrs. Alejandro Soberón Kuri, chairman, and David Ibarra Muñoz and Ms. María Asunción Aramburuzabala Larregui. The mandate of the Audit Committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit Committee is required to:

- assist the Board of Directors in selecting candidates for our auditors and reviewing the scope and terms of their engagement;

- assist the Executive Committee in monitoring the performance of our auditors and re-evaluating the terms of their engagement;
- recommend procedures for preparing financial statements and internal controls;
- monitor internal controls and accounting for specified types of matters;
- propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements;
- review with the auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements;
- report to the Board of Directors on its activities;
- opine on transactions with related parties as defined in the Securities Market Law and propose consulting independent specialists to opine on such transactions; and
- perform any other functions the Board of Directors may delegate to the Audit Committee.

In addition, pursuant to our bylaws and Mexican law, the Audit Committee is required to submit an annual report to the Board of Directors and to our shareholders, and the Board must seek the opinion of the Audit Committee regarding any transaction with a related party that is outside the ordinary course of our business. Each member of the Audit Committee is independent, as independence is defined in the Mexican Securities Market Law.

**Compensation Committee**

The Compensation Committee consists of Messrs. David Ibarra Muñoz and Claudio X. González Laporte. The mandate of the Compensation Committee is to assist the Board of Directors in evaluating and compensating our senior executives. In particular, the Compensation Committee is required to:

- recommend to the Board of Directors procedures for the selection and succession of our chief executive officer and our principal executives;
- propose criteria for evaluating executive performance;
- analyze the proposals of the chief executive officer concerning the structure and amount of compensation for our senior executive and raise them with the Board of Directors;
- review new executive compensation programs and the operations of existing programs;
- establish contracting practices to avoid excessive payments to executives;
- assist the Board of Directors in developing appropriate personnel policies;
- participate with the Board of Directors in developing a plan for employees to invest in our L Shares and review the implementation of such plan;
- report to the Board of Directors on its activities; and
- perform any other functions the Board of Directors may delegate to the Compensation Committee.

**Senior Management**

The names, responsibilities and prior business experience of our senior officers are as follows:

| | | |
|---|---|---|
| Daniel Hajj Aboumrad | Appointed: | 2000 |

| | | |
|---|---|---|
| Chief Executive Officer | Business experience: | Director of Telmex's Mexican subsidiaries, Chief Executive Officer of Compania Hulera Euzkadi, S.A. de C.V. |
| Carlos José García Moreno Elizondo<br>Chief Financial Officer | Appointed:<br>Business experience: | 2001<br>General Director of Public Credit at Mexican Ministry of Finance and Public Credit, Managing Director of UBS Warburg, Associate Director of financing at Petróleos Mexicanos, S.A. de C.V. (Pemex) |
| Carlos Cárdenas Blásquez<br>Latin American Operations | Appointed:<br>Business experience: | 2000<br>Various positions at Telmex, including Operating Manager for the paging service Company Buscatel, S.A. de C.V. and Vice-President of operations for Telmex USA, Manager at Grupo Financiero Inbursa, S.A. de C.V. |
| José Elías Briones Capetillo<br>Administration and Finance | Appointed:<br>Business experience: | 2001<br>Comptroller of Telcel |
| Alejandro Cantú Jiménez<br>General Counsel | Appointed:<br>Business experience: | 2001<br>Mijares, Angoitia, Cortés y Fuentes, S.C. |

Mr. Carlos Cárdenas Blásquez is the son-in-law of Jaime Chico Pardo, one of our directors.

**Statutory Auditors**

Under our bylaws, the holders of a majority of our outstanding common shares (AA Shares and A Shares) may elect one or more statutory auditors (*comisarios*) and corresponding alternate statutory auditors, who serve until a successor is elected. Statutory auditors are normally elected or ratified at the annual general shareholders' meetings. The primary role of the statutory auditors is to report to the shareholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. The statutory auditors are also authorized to:

- call ordinary or extraordinary general meetings;
- place items on the agenda for meetings of shareholders or the Board of Directors;
- attend meetings of shareholders, the Board of Directors or the Executive Committee; and
- generally monitor our affairs.

The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition. The current statutory auditor and alternate statutory auditor are: Francisco Álvarez del Campo and Agustín Aguilar Laurents, respectively.

According to our bylaws and Mexican law, any holder or group of holders of at least 10% of our capital stock is entitled to name one statutory auditor. The appointment of statutory auditors elected as described above may only be revoked if the appointment of statutory auditors elected by the majority of the holders of our common shares is also revoked.

**Compensation of Directors and Senior Management**

The aggregate compensation paid to our directors and senior management in 2003 was approximately Ps. 2.1 million and Ps. 89 million, respectively. Provisions to provide pension, retirement or similar benefits for management totaled approximately Ps. 2.04 million.

During 2001, we established a stock option plan for our most senior executives. Our Compensation Committee and Board of Directors authorized the plan, reserving a total of 3,215,000 L Shares from our treasury. The subscription price for the 2001 plan is Ps. 1.00 per share. Participants under the plan may exercise 25% of the options during 2001, 25% during 2002, 25% during 2003,and the remaining 25% during 2004. Because the options do not expire if not exercised in a particular year, a participant could wait until the fourth anniversary of the plan to exercise 100% of the options granted by us. During 2002 and 2003, we established second and third plans, respectively, each of which functions under the same rules as the 2001 plan, except that the second plan has a one-year lag and the third plan has a two-year lag and a subscription price of Ps. 7.00 per share. In 2002, 2,939,000 additional L Shares, and in 2003 2,565,000 additional L Shares, were reserved from our treasury for such plans. As of December 31, 2003, a total of 3,355,750 L Shares have been acquired by our employees under our stock option plans.

**Share Ownership**

According to beneficial ownership reports filed with the SEC, Carlos Slim Helú, the chairman of our Board of Directors, and certain members of his immediate family, including his son and member of our Board of Directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom, S.A. de C.V., our controlling shareholder. See "Major Shareholders." In addition, according to beneficial ownership reports filed with the SEC, as of June 14, 2004, Carlos Slim Helú held 40,000 of our A Shares and 100,000 of our L Shares directly, and Patrick Slim Domit held 8,134 of our L Shares directly. To our knowledge, none of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

## EMPLOYEES

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2003:

| | December 31, | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| Number of employees | 14,786 | 17,553 | 24,860 |
| Category of activity: | | | |
| Wireless | 11,942 | 14,949 | 20,165 |
| Fixed | 2,844 | 2,604 | 4,695 |
| Geographic location: | | | |
| Mexico | 7,644 | 7,943 | 8,624 |
| United States | 646 | 466 | 356 |
| Other Latin America | 6,496 | 9,144 | 15,880 |

As of December 31, 2003, the *Sindicato Progresista de Trabajadores de Comunicación y Transporte de la República Mexicana* (Progressive Union of Communication and Transport Workers of the Mexican Republic) represented approximately 83% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. In May 2004, Telcel and the union agreed to a 4.3% nominal increase in basic wages, retroactive to March 2004.

Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring employees and pension and death benefits to retired employees. Retirees will be entitled to receive pension increases whenever salary increases are granted to current employees.

Some of our foreign subsidiaries, including Telecom Americas, Telgua, CTE and CTI, also have active employee unions.

We believe that we have good current relations with our workforce.

**Item 7. Major Shareholders and Related Party Transactions**

## MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of April 30, 2004:

| Class | Number of Shares (millions) | Percent of Capital | Percent of Voting Shares(*) |
|---|---|---|---|
| L Shares (no par value) | 8,729 | 69.00% | — |
| AA Shares (no par value) | 3,647 | 28.83 | 93.00% |
| A Shares (no par value) | 274 | 2.17 | 7.00 |
| Total | 12,650 | 100.00% | 100.00% |

(*) Except on limited matters for which L Shares have voting rights.

The AA Shares represented 93.00% of the full voting shares (AA Shares and A Shares) and 28.83% of the total capital stock of América Móvil as of April 30, 2004. The AA Shares are owned by América Telecom, S.A. de C.V., SBC International Inc. (a subsidiary of the U.S. telecommunications company SBC Communications, Inc.) and certain other Mexican investors. The following table sets forth their respective ownership amounts and percentages of AA Shares as of April 30, 2004.

| Shareholder | AA Shares Owned (millions) | Percent of Class | Percent of Voting Shares(*) |
|---|---|---|---|
| América Telecom | 2,529 | 69.34% | 64.49% |
| SBC International | 956 | 26.22 | 24.39 |
| Other Mexican holders of AA shares | 162 | 4.44 | 4.12 |
| Total | 3,647 | 100.00% | 93.00% |

(*) Except on limited matters for which L Shares have voting rights.

América Telecom was established in November 2001 in a spin-off from Carso Global Telecom using a procedure under Mexican corporate law called escisión or "split-up." According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú and certain members of his immediate family, including his son and member of our Board of Directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom.

América Telecom and SBCI are parties to an agreement relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the Executive Committee and for each party to enter into a Management Services Agreement with us. See "Directors" and "Executive Committee" under Item 6 and "Related Party Transactions."

The following table identifies each owner of more than 5% of any class of our shares as of April 30, 2004. Except as described below, we are not aware of any holder of more than 5% of any class of our shares.

| Shareholder | AA Shares | | A Shares | | L Shares | | |
|---|---|---|---|---|---|---|---|
| | Shares Owned (millions) | Percent of Class | Shares Owned (millions) | Percent of Class | Shares Owned (millions) | Percent of Class | Percent of Voting Shares |
| América Telecom(1) | 2,529 | 69.3% | 48 | 17.5% | 2,192 | 25.11% | 65.71% |
| SBC International | 956 | 26.2 | — | — | — | — | 24.3 |
| JPMorgan Chase & Co.(2) | — | — | — | — | 690 | 7.9 | — |
| Capital Group International, Inc.(3) | — | — | — | — | 559 | 6.41 | — |

(1) According to beneficial ownership reports filed with the SEC, América Telecom has the obligation to purchase approximately 1,132.5 million additional L Shares under forward share purchase transactions maturing between October 2005 and May 2009. As of June 14, 2004, according to beneficial ownership reports filed with the SEC, América Telecom was deemed a beneficial owner of 15.9% of our A Shares and 35.9% (including L Shares under the forward share purchase agreements described above) of our L Shares.

(2) Beneficial ownership, as of March 31, 2004, as reported in a Schedule 13G, filed by JPMorgan Chase & Co.

(3) Beneficial ownership, as of March 31, 2004, as reported in a Schedule 13G, filed by Capital Group International, Inc.

As of April 30, 2004, 76.70% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.99% of the L Share ADSs were held by 14,280 holders (including The Depositary Trust Company) with registered addresses in the United States. 25.68% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.99% of the A Share ADSs were held by 4,483 holders with registered addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

We may repurchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In March 2001, we were authorized by our shareholders to repurchase shares with an aggregate value of up to Ps. 5,000 million; in July 2001, we were authorized to repurchase an additional Ps. 5,000 million; in April 2003, we were authorized to repurchase an additional Ps. 5,000 million; and in April 2004, we were authorized to repurchase an additional Ps. 10,000 million, for a total aggregate value of Ps. 25,000 million. As of April 30, 2004, we had repurchased 1,322 million L Shares and 6 million A Shares, with an aggregate value of approximately Ps. 13,356 million.

## RELATED PARTY TRANSACTIONS

### Transactions with Telmex

We have, and expect to continue to have, a variety of contractual relationships with Telmex and its subsidiaries. These relationships include agreements arising out of the spin-off and certain transitional arrangements.

According to beneficial ownership reports filed with the SEC, Telmex is under common control with our controlling shareholder América Telecom.

*Continuing Commercial Relationships*

Because Telmex and Telcel provide telecommunications services in the same geographical markets, they have extensive operational relationships. These relationships include interconnection between their respective networks; use of facilities, particularly for the co-location of equipment on premises owned by Telmex; use by Telcel of Telmex's private circuits; and use by each of the services provided by the other. These relationships are subject to a variety of different agreements. Many of them are also subject to specific regulations governing all telecommunications operators. The terms of these agreements are similar to those on which each company does business with other, unaffiliated parties.

These operational relationships between Telcel and Telmex are material to our financial performance. In 2003, 17% of our total revenues (Ps. 52,466 million) was attributable to interconnection with Telmex, primarily representing payments under the calling party pays system arising from fixed-to-mobile calls. We had Ps. 498 million in accounts receivable from Telmex and subsidiaries at December 31, 2003. Also in 2003, Ps. 3,902 million of our cost of sales was attributable to payments to Telmex, primarily representing interconnection payments for long-distance calls carried by Telmex and use of facilities under leases and colocation agreements with Telmex.

Telmex distributes Telcel handsets and prepaid cards on commercial terms similar to those given to other cellular distributors. See "Mexican Operations—Sales and Distribution" under Item 4.

*Implementation of Spin-off*

The creation of América Móvil and the transfer of assets and liabilities to us were effected by the action of an extraordinary shareholders' meeting of Telmex held on September 25, 2000. Neither we nor Telmex made any promises to the other regarding the value of any of the assets we received in the spin-off. Under the shareholder resolutions adopted at the meeting, we are obligated to indemnify Telmex against any liability, expense, cost or contribution asserted against Telmex that arises out of the assets owned directly or indirectly by Sercotel, S.A. de C.V., the subsidiary whose shares were transferred to us in the spin-off.

We have entered into an agreement with Telmex to ensure that the purposes of the spin-off are fully achieved. Among other things, this agreement provides in general terms as follows:

- we agree to indemnify Telmex against any loss or expense resulting from the assertion against Telmex of any liabilities or claims that were transferred to us in the spin-off or that relate to the businesses transferred to us in the spin-off;
- Telmex agrees to indemnify us against any loss or expense resulting from the assertion against us of any liabilities or claims that were retained by Telmex in the spin-off or that relate to the businesses retained by Telmex in the spin-off;

- each party agrees to maintain the confidentiality of any information concerning the other that it obtained prior to the spin-off or that it obtains in connection with the implementation of the spin-off;
- each party agrees that it will not take any action that could reasonably be expected to prevent the spin-off from qualifying as tax-free under Mexican or U.S. federal tax laws;
- each party releases the other from certain claims arising prior to the spin-off—Telmex makes no representations concerning the assets transferred directly or indirectly in the spin-off.

*Other Transactions*

In April 2004, we sold our interests in Techtel and Telstar to Telmex for U.S.$75 million in the aggregate. See "Other Investments" under Item 4.

**Transactions with Other Affiliates**

In December 2003, as a result of a series of transactions, we exchanged our 49% interest in CompUSA, which we had acquired in March 2000, for a 29.9% interest in US Commercial Corp., S.A. de C.V. (whose controlling shareholder is an affiliate of América Telecom, our controlling shareholder) and approximately Ps. 180 million. We recorded a loss of Ps. 279 million on the transaction.

Certain affiliates of América Telecom purchased approximately U.S.$316 million in principal amount of the notes used to finance the acquisition of Tess by Telecom Américas in 2001. Telecom Americas made final payment of principal outstanding under the notes in March 2004.

Telcel purchases materials or services from a variety of companies that, according to beneficial ownership reports filed with the SEC, are under common control with our controlling shareholder América Telecom. These services include insurance and banking services provided by Grupo Financiero Inbursa and its subsidiaries. In addition, we sell products in Mexico through the Sanborns and Sears store chains. Telcel purchases these materials and services on terms no less favorable than it could obtain from unaffiliated parties, and would have access to other sources if our affiliates ceased to provide them on competitive terms.

We have agreements to receive consulting services from each of América Telecom and SBC. In 2003, we paid U.S.$10.0 million to América Telecom and U.S.$1.0 million to SBC in compensation for their respective services. Our audit committee has approved an increase to U.S.$15.0 million in the fees paid to América Telecom annually.

**Item 8. Financial Information**

See "Item 18—Financial Statements" and pages F-1 through F-87.

### DIVIDENDS

We have paid cash dividends on our shares each year since 2001. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates.

| Year ended December 31, | Pesos per Share | Dollars per Share |
|---|---|---|
| 2003 | Ps. 0.056 | U.S.$ 0.005 |
| 2002 | 0.043 | 0.004 |
| 2001 | 0.030 | 0.003 |

The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. We declared a dividend in April 2002 of Ps.0.044 per share, payable in four equal installments of Ps.0.011 per share in June, September and December 2002 and March 2003. We declared a dividend in April 2003 of Ps.0.06 per share, payable in four installments of Ps.0.015 per share in June, September and December 2003 and March 2004. In an ordinary shareholders meeting held on April 27, 2004, our shareholders resolved to pay a dividend of Ps. 0.12 per share, payable in four installments of Ps. 0.03 per share, for each AA, A and L Share outstanding on the payment dates of June 24, 2004, September 23, 2004, December 23, 2004 and March 23, 2005.

Our bylaws provide that holders of AA Shares, A Shares and L Shares participate on a per-share basis in dividend payments and other distributions, subject to certain preferential dividend rights of holders of L Shares. See "Bylaws—Dividend Rights" and "Bylaws—Preferential Rights of L Shares" under Item 10.

### LEGAL PROCEEDINGS

In each of the countries in which we conduct operations, we are party to various legal proceedings in the ordinary course of business. These proceedings include, without limitation, tax, labor, antitrust and contractual claims and claims regarding interconnection practices or agreements. Our concessions are generally subject to early termination for violations of certain service, quality and coverage standards and in the case of our fixed-line operations, of certain interconnection obligations. We are also party to a number of proceedings regarding our compliance with concession standards. As of the date of this annual report, we believe that none of these proceedings is likely to result in the revocation of any of our material concessions. Below is a summary of the most significant legal proceedings in which we are currently involved.

***Telcel***

In November 1995, a competitor of Telcel that provides cellular telephone services reported Telmex and Telcel to Cofeco, the Federal Competition Commission, for alleged monopolistic practices. In July 2001, Cofeco ruled that Telmex was responsible for the alleged monopolistic practices. The ruling did not find Telcel responsible for such practices.

Administrative proceedings were commenced in January and June 2001 by Cofeco against Telcel for alleged anti-competitive behavior in connection with actions by certain distributors of Telcel in 2001. In May 2002, Cofeco ruled against Telcel in connection with the proceeding begun in January. Telcel appealed this ruling in June 2002. In September 2002, Cofeco ruled against this appeal. Telcel filed a lawsuit (demanda de nulidad) against this ruling in January 2003, the resolution of which is still pending. With respect to the administrative proceedings commenced in June 2001, Cofeco ruled against Telcel in December 2002, and Telcel appealed this ruling. In May 2003, Cofeco ruled against this appeal. In August 2003, Telcel filed a lawsuit (demanda de nulidad) against this ruling, the ruling of which is pending. If we are unsuccessful in challenging these proceedings, they may result in fines or specific regulations applicable to Telcel.

We have received requests for information from the Mexican Banking and Securities Commission (the Comisión Nacional Bancaria y de Valores or the CNBV) and the SEC regarding Telcel's entry into a capacity services agreement with Operadora Unefon in September 2003. To our knowledge, the investigation regards the alleged use by Operadora Unefon of the U.S.$267.7 million paid by Telcel to Operadora Unefon under the agreement and related public disclosures made by an affiliate of Operadora Unefon. We are cooperating with the authorities.

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay a royalty on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region but average approximately 8%. We believe that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty. In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. We are currently disputing these issues in an administrative proceeding, but have made provisions in our financial statements with respect to this potential liability.

***Telgua***

In June 2000, the executive branch of the Guatemalan government issued declarations concerning Empresa Guatemalteca de Telecomunicaciones (Guatel), a Guatemalan state agency that conducted the privatization of Telgua. The declarations stated that certain actions of Guatel relating to the privatization of Telgua were contrary to the interests of the Guatemalan State. In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other parties involved in the privatization of Telgua seeking reversal of the privatization.

In October 2001, the Guatemalan State announced a governmental accord issued by the President of Guatemala and the Cabinet Ministers establishing the principal terms and conditions of a settlement agreement among the Guatemalan State, Telgua, Guatel and America Central Tel S.A. (ACT), and ordering the Attorney General of Guatemala to enter into such agreement in the name and on behalf of the Guatemalan State. Under the terms of the settlement agreement, which was executed on October 2001, Telgua agreed, among other things, to undertake a fixed, mobile, rural and Internet telephone development project within Guatemala, to be completed within a period of three years and to consist of an investment of at least 1,950 million quetzals (approximately U.S.$246 million), and to establish a total of 380,000 public, mobile and rural telephone lines. Pursuant to the settlement agreement, the Guatemalan State, ACT and Telgua agreed to abandon all litigation and related actions with respect to this matter. While the competent court held that as a procedural matter the attorney for the Guatemalan State could not withdraw the State's claims, it recognized the settlement agreement and ordered the files closed. During 2002, certain former government officials presented claims to the Guatemalan courts challenging the validity of the October 2001 settlement agreement on the grounds that they should have been included as parties. These actions are pending.

In addition, judicial proceedings were commenced in the United States District Court for the Southern District of New York in March 2001 by International Telecom, Inc. (ITI) against Generadora Eléctrica de Oriente, S.A. (GEDO), Antonio Jorge Álvarez and Telgua, alleging breach of contract, tortious interference with contract and fraud in connection with an international telecommunications service agreement. In March 2002, the court granted Telgua's motion to dismiss the case against it for lack of personal jurisdiction, holding that Telgua had insufficient contacts with New York to subject it to jurisdiction in that forum. After a final judgment is issued, ITI, GEDO or Mr. Álvarez may appeal the decision dismissing Telgua from the litigation to the United States Court of Appeals for the Second Circuit.

*Comcel*

The Colombian tax authorities have demanded that Comcel and Occel pay additional value-added taxes arising from cellular activation fees in 1995 and 1996. Comcel and Occel have challenged these claims before the corresponding administrative authorities. The administrative authorities have reviewed several of the bi-monthly tax periods in question and have decided all of them in favor of Comcel and Occel. The amount claimed by the tax authorities (including fines and interest) relating to the tax periods for which challenges were still pending as of December 31, 2003 totaled approximately Colombian Ps. 19.6 billion for Comcel and Colombian Ps. 2.7 billion for Occel (approximately Ps. 79.2 million and Ps. 10.9 million, respectively). In the opinion of its management, Comcel and Occel have appropriately filed and paid the value-added tax for all of the periods in question and has made no provisions in its financial statements as of December 31, 2003 against these proceedings.

In March 2000, the Colombian Superintendencia de Industria y Comercio (SIC) issued Resolution No. 4954, requiring Comcel to pay a fine of Colombian Ps. 234 million for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be U.S.$70 million. Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001.

Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel's February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Consejo Superior de la Judicatura ratified this decision. However, in 2003, an appeals court decided to revoke the decision of the Consejo Superior de la Judicatura, and the Tribunal Superior de Bogotá currently is reverting the procedure back to the SIC in order to continue the damages claim.

*Telecom Americas*

ANATEL has challenged each of Tess and ATL regarding the calculation of inflation-related adjustments due under these companies' concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies' calculation of the inflation-related adjustments and requested payment of the alleged deficiencies. The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL's filing for declaratory action in October 2001 and ATL's filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending. In September 2003, the court of first instance ruled against Tess' filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date in respect of the declaratory action filed by Tess. The aggregate contested amounts were approximately Reais 422 million (including potential penalties and interest) (U.S.$146 million) at December 31, 2003. We have made provisions in our financial statements for these potential liabilities.

Prior to our acquisition of Telet and Americel, BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, we increased the capital of each of Telet and Americel and BNDESPar's ownership fell below 5% from approximately 20% in each as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements in respect of certain past transfers of shares. More recently, in May 2004, Telecom Americas was served with an official notice from BNDESPar, whereby BNDESPar demanded that Telecom Americas purchase the shares of Americel and Telet that are held by BNDESPar based on a price used for transactions occurring in June 2001, which according to the notice would amount to approximately U.S.160 million. To our knowledge, BNDESPar has not commenced judicial action against us or any of our subsidiaries. We do not believe that BNDESPar has a valid claim against us or our subsidiaries under the agreements, and we do not intend to voluntarily purchase those shares at that price.

In Brazil, our operating subsidiaries are subject to certain significant legal proceedings affecting the wireless telecommunications industry in general regarding property rights over caller id technology and the application of certain gross revenue taxes. We believe that the likelihood of these claims being resolved against our interest is remote. However, any such adverse resolution may have a material adverse effect on our results of operations and financial condition. We have made no provisions in our financial statements with respect to these proceedings.

***CompUSA***

In January 2000, a lawsuit was filed in Texas against CompUSA on behalf of COC Services, Ltd. ("COC") alleging, among other things, breach of contract, tortious interference and conspiracy in connection with a letter of intent for the franchising of retail stores in Mexico. The lawsuit also named as defendants James Halpin, CompUSA's former chief executive officer, Mr. Carlos Slim Helú, our chairman, and certain other persons. The jury trial concluded in February 2001 with a jury verdict against CompUSA in the amount of U.S.$90 million in actual damages. The verdict also awarded punitive damages in the amount of U.S.$94.5 million against CompUSA and U.S.$175.5 million against Mr. Halpin. Damages were also awarded against the remaining defendants.

In March 2001, CompUSA and the other defendants filed a motion with the trial court for judgment notwithstanding the verdict. In May 2001, the trial court granted the motion for judgment notwithstanding the verdict, vacating the award against CompUSA and Mr. Halpin and reducing significantly the amount of damages. COC has appealed the judgment, and the Court of Appeals heard arguments in April 2003. The case has been briefed and argued and awaits the decision of the Court of Appeals. Despite the significant reduction in damages, Mr. Slim Helú and the other defendants have appealed seeking discharge from all claims.

**Item 9. The Offer and Listing**

## TRADING MARKETS

Our shares and ADSs are listed or quoted on the following markets:

| | |
|---|---|
| L Shares | Mexican Stock Exchange—Mexico City<br>Mercado de Valores Latinoamericanos en Euros (LATIBEX)—Madrid, Spain |
| L Share ADSs | New York Stock Exchange—New York<br>Frankfurt Stock Exchange—Frankfurt |
| A Shares | Mexican Stock Exchange—Mexico City |
| A Share ADSs | NASDAQ National Market—New York |

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units.

| | Mexican Stock Exchange | | New York Stock Exchange | |
|---|---|---|---|---|
| | High | Low | High | Low |
| | (pesos per L Share) | | (U.S. dollars per L Share ADS) | |
| **Annual highs and lows** | | | | |
| 2001 | Ps. 11.26 | Ps. 5.83 | U.S.$23.20 | U.S.$12.29 |
| 2002 | 9.23 | 5.72 | 20.39 | 11.54 |
| 2003 | 15.46 | 6.99 | 27.34 | 12.50 |
| **Quarterly highs and lows** | | | | |
| 2002: | | | | |
| First quarter | Ps. 9.23 | Ps. 8.17 | U.S.$20.39 | U.S.$17.00 |
| Second quarter | 9.11 | 5.96 | 19.79 | 11.89 |
| Third quarter | 7.11 | 5.72 | 14.52 | 11.54 |
| Fourth quarter | 7.73 | 6.06 | 15.35 | 11.88 |
| 2003: | | | | |
| First quarter | Ps. 8.12 | Ps. 6.99 | U.S.$15.62 | U.S.$12.50 |
| Second quarter | 9.84 | 7.29 | 18.80 | 13.61 |
| Third quarter | 12.99 | 9.99 | 23.68 | 19.16 |
| Fourth quarter | 15.46 | 12.40 | 27.34 | 22.20 |
| **Monthly highs and lows** | | | | |
| 2003: | | | | |
| January | Ps. 8.12 | Ps. 7.53 | U.S.$15.62 | U.S.$13.88 |
| February | 7.78 | 6.99 | 14.30 | 12.50 |
| March | 7.76 | 7.27 | 14.07 | 13.31 |
| April | 8.73 | 7.29 | 16.89 | 13.61 |
| May | 9.45 | 8.67 | 18.26 | 16.74 |
| June | 9.84 | 9.37 | 18.80 | 17.60 |
| July | 11.89 | 9.99 | 22.74 | 19.16 |
| August | 12.79 | 11.29 | 23.08 | 20.78 |
| September | 12.99 | 12.64 | 23.68 | 23.00 |
| October | 13.17 | 12.40 | 23.80 | 22.20 |
| November | 14.81 | 13.69 | 26.12 | 24.59 |
| December | 15.46 | 14.55 | 27.34 | 25.84 |
| 2004: | | | | |
| January | Ps. 18.23 | Ps. 15.72 | U.S.$33.48 | U.S.$28.32 |
| February | 20.09 | 17.85 | 26.89 | 31.95 |
| March | 21.85 | 19.43 | 39.08 | 34.99 |
| April | 22.28 | 19.30 | 39.73 | 33.80 |
| May | 20.66 | 18.29 | 36.37 | 31.35 |

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units.

| | Mexican Stock Exchange | | NASDAQ | |
|---|---|---|---|---|
| | High | Low | High | Low |
| | (pesos per A Share) | | (U.S. dollars per A Share ADS) | |
| **Annual highs and lows** | | | | |
| 2001 | Ps. 11.23 | Ps. 5.80 | U.S.$23.00 | U.S.$11.70 |
| 2002 | 9.20 | 5.60 | 20.20 | 11.60 |
| 2003 | 15.35 | 6.94 | 27.05 | 12.57 |
| **Quarterly highs and lows** | | | | |
| 2002: | | | | |
| First quarter | Ps. 9.20 | Ps. 8.12 | U.S.$20.20 | U.S.$17.00 |
| Second quarter | 9.10 | 5.90 | 19.35 | 12.10 |
| Third quarter | 7.15 | 5.60 | 14.59 | 11.60 |
| Fourth quarter | 7.75 | 6.15 | 15.60 | 11.75 |
| 2003: | | | | |
| First quarter | Ps. 8.02 | Ps. 6.94 | U.S.$15.50 | U.S.$12.57 |
| Second quarter | 9.80 | 7.20 | 19.10 | 13.50 |
| Third quarter | 12.92 | 9.90 | 23.44 | 18.83 |
| Fourth quarter | 15.35 | 12.72 | 27.05 | 22.00 |
| **Monthly highs and lows** | | | | |
| 2003: | | | | |
| January | Ps 8.02 | Ps 7.45 | U.S.$15.50 | U.S.$13.50 |
| February | 7.75 | 6.94 | 14.04 | 12.57 |
| March | 7.70 | 7.31 | 14.60 | 13.05 |
| April | 8.70 | 7.20 | 16.91 | 13.50 |
| May | 9.40 | 8.70 | 18.20 | 16.50 |
| June | 9.80 | 9.26 | 19.10 | 17.45 |
| July | 11.83 | 9.90 | 22.50 | 18.83 |
| August | 12.56 | 11.15 | 22.99 | 20.76 |
| September | 12.92 | 12.61 | 23.44 | 22.26 |
| October | 13.20 | 12.72 | 23.65 | 22.00 |
| November | 14.60 | 13.60 | 26.50 | 23.82 |
| December | 15.35 | 14.50 | 27.05 | 24.50 |
| 2004: | | | | |
| January | Ps. 18.60 | Ps. 15.45 | U.S.$34.50 | U.S.$28.00 |
| February | 20.03 | 17.80 | 37.00 | 31.26 |
| March | 21.75 | 19.20 | 40.00 | 34.92 |

| | Mexican Stock Exchange | | NASDAQ | |
|---|---|---|---|---|
| | High | Low | High | Low |
| | (pesos per A Share) | | (U.S. dollars per A Share ADS) | |
| April | 22.20 | 19.80 | 39.75 | 33.91 |
| May | 20.60 | 19.00 | 35.95 | 31.02 |

## TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C. V.*), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation and operates under a concession from the Ministry of Finance and Public Credit. Its shares are held by 30 brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a partic ular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission (CNBV). Most securities traded on the Mexican Stock Exchange, including those of América Móvil, are on deposit with Institución para el Depósito de Valores, S.A. de C.V. (Indeval), a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

**Item 10. Additional Information**

## BYLAWS

Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our Board of Directors, Executive and Audit Committees and statutory auditors, see "Item 6—Directors, Senior Management and Employees."

We amended our bylaws in July 2001 in order to comply with the amendments to the Securities Market Law and the National Banking and Securities Commission Law published on June 1, 2001 in the *Diario Oficial* (Official Gazette), which are designed, among other things, to protect the rights of minority shareholders.

On March 19, 2003, the CNBV published new general rules, the New Rules, for Mexican issuers, which codify the principal rules applicable to issuers and public offerings. The New Rules increased the obligations and responsibilities of the Audit Committee by requiring the committee's opinion to delist or cancel the registration of the shares of a company and to authorize any changes to the accounting policies and practices, among other important provisions.

Pursuant to the New Rules, we amended certain articles of our bylaws on December 8, 2003 principally to comply with the new requirements for the delisting and cancellation of the registration of our shares.

**Organization and Register**

América Móvil is a *sociedad anónima de capital variable* organized in Mexico under the Mexican General Corporations Law (*Ley General de Sociedades Mercantiles*). It was registered in the Public Registry of Commerce of Mexico City on October 13, 2000 under the number 263770.

**Share Capital**

Our capital stock comprises Series AA Shares, without par value, Series A Shares, without par value and Series L Shares, without par value. All of the outstanding shares are fully paid and non-assessable.

AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under —*Voting Rights*. The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares. The AA Shares, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. See —*Limitations on Share Ownership.*

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. The AA Shares represented 93.00% of the full voting shares (AA Shares and A Shares) and 30.99% of the total capital stock of América Móvil as of April 30, 2004.

**Voting Rights**

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

- the transformation of América Móvil from one type of company to another,
- any merger of América Móvil,
- the extension of our corporate life,
- our voluntary dissolution,
- a change in our corporate purpose,
- a change in our state of incorporation,
- removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange, and
- any action that would prejudice the rights of holders of L Shares.

A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

**Shareholders' Meetings**

General shareholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican General Corporations Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider all other matters are ordinary meetings. The two directors elected by the holders of L Shares are elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting. Holders of L Shares are not entitled to attend or address meetings of shareholders at which they are not entitled to vote.

A special meeting of the holders of L Shares must be held each year for the election or ratification of directors and statutory auditors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect or ratify directors and statutory auditors and to determine the allocation of the profits of the preceding year.

The quorum for an ordinary general meeting of the AA Shares and A Shares is 50% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the AA Shares and A Shares present, regardless of the number of such shares. Special meetings of holders of L Shares are governed by the same rules applicable to ordinary general meetings of holders of AA Shares and A Shares. The quorum for an extraordinary general meeting at which holders of L Shares may not vote is 75% of the AA shares and A Shares, and the quorum for an extraordinary general meeting at which holders of L Shares are entitled to vote is 75% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the AA Shares and A Shares outstanding and, on matters which holders of L Shares are entitled to vote, a majority vote of all the capital stock.

Holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or our bylaws. In addition, any holder of our capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders:

- who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action, and
- whose shares were not represented when the action was taken or, if represented, were voted against it.

Shareholders' meetings may be called by the Board of Directors, its chairman, its secretary, the statutory auditors or a court. The Board of Directors or the statutory auditors may be required to call a meeting of shareholders by the holders or 10% of the outstanding capital stock. Notice of meetings must be published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares at the office of our corporate secretary with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so ADS holders are not entitled to attend shareholder meetings. However, ADS holders may still vote through the depositary.

**Dividend Rights**

At the annual ordinary general meeting of holders of AA Shares and A Shares, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our capital stock. The remainder of net profits is available for distribution.

All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution, subject to certain preferential rights of the L Shares. See "—Preferential Rights of L Shares."

**Preferential Rights of L Shares**

Holders of L Shares are entitled to receive a cumulative preferred annual dividend of 0.00125 pesos per share before any dividends are payable in respect of any other class of América Móvil capital stock. If we pay dividends with respect to any fiscal year in addition to the L Share preferred dividend, such dividends must be allocated:

- first, to the payment of dividends with respect to the A Share and AA Shares, in an equal amount per share, up to the amount of the L Share preferred dividend, and
- second, to the payment of dividends with respect to all classes of América Móvil shares such that the dividend per share is equal.

Upon liquidation of América Móvil, holders of L Shares will be entitled to a liquidation preference equal to:

- accrued but unpaid L Share preferred dividends, plus
- 0.025 pesos per share (representing the capital attributable to such shares as set forth in our bylaws) before any distribution is made in respect of our other capital stock in accordance with Article 113 of the Mexican General Corporations Law.

Following payment in full of any such amount, holders of AA Shares and A Shares are entitled to receive, if available, an amount per share equal to the liquidation preference paid per L Share. Following payment in full of the foregoing amounts, all shareholders share equally, on a per share basis, in any remaining amounts payable in respect of our capital stock.

**Limitation on Capital Increases**

Our bylaws require that any capital increase be represented by new shares of each series in proportion to the number of shares of each series outstanding.

**Preemptive Rights**

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. Preemptive rights must be exercised within the next 15 calendar days following the publication of notice of the capital increase in the *Diario Oficial de la Federación* (Official Gazette of the Federation) and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible. See "Description of American Depositary Shares—Share Dividends and Other Distributions" under Item 12.

**Limitations on Share Ownership**

Our bylaws provide that at least 20% of our capital stock must consist of AA Shares. Our bylaws also provide that A Shares and L Shares together cannot represent more than 80% of our capital stock.

AA shares can only be held or acquired by:

- Mexican citizens,
- Mexican corporations whose capital stock is held completely by Mexican citizens and whose articles of incorporation contain a foreigner exclusion clause,
- Mexican corporations whose articles of incorporation provide that at least 51% of their capital stock may only be held or acquired by (i) Mexican citizens, (ii) Mexican corporations whose articles of incorporation contain a foreigner exclusion clause or (iii) Mexican corporations that allow minority foreign participation,
- Mexican credit and insurance companies,

- Mexican investment companies operating under the Investment Companies Law and Mexican institutional investors as defined in the Mexican Securities Market Law, and

- Trusts expressly permitted to acquire AA Shares in accordance with Mexican law and in which (i) the majority of the trustee's rights are held by Mexican citizens, corporations whose capital stock is completely held by Mexican citizens, and Mexican credit, insurance and investment companies or (ii) the AA Shares controlled by the trust represent a minority of the outstanding AA Shares and are voted in the same manner as the majority of the outstanding AA Shares.

If foreign governments or states acquire our AA Shares, such shares would immediately be rendered without effect or value.

Non-Mexican investors cannot hold AA Shares except through trusts that effectively neutralize their votes. SBCI, one of our shareholders, holds its AA Shares through a trust that has been approved by relevant authorities in Mexico for this purpose.

**Restrictions on Certain Transactions**

Our bylaws provide that any transfer of more than 10% of the combined A Shares and AA Shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors. If the Board of Directors denies such approval, however, Mexican law and our bylaws require it to designate an alternate transferee, who must pay market price for the shares as quoted on the Mexican Stock Exchange.

**Restrictions on Deregistration in Mexico**

Our shares are registered with the National Registry for Securities, as required under the Securities Market Law and regulations issued by the CNBV.

If we wish to cancel our registration, or if it is cancelled by the CNBV, the stockholders having the majority of the ordinary shares or that may, on any basis, impose decisions at shareholders' meetings, or appoint the majority of the Board of Directors of the Company at that time will be required to make a public offer to purchase all outstanding shares prior to such cancellation.

Unless the CNBV authorizes otherwise, the offer price will be the higher of: (i) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange.

In order to comply with the Rules, at the extraordinary shareholders meeting held in December 8, 2003, we amended certain articles of our bylaws. Some of the amendments were made to comply with certain new requirements for the delisting and cancellation of the registration of the shares of the company. As a result, our bylaws now provide that if, after the public offer is concluded, there are still outstanding shares held by the general public, the shareholders that control América Móvil will be required to create a trust for a period of six months, into which such controlling shareholders will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public. Within the five days prior to the commencement of the public offer, after taking into account the opinion of the audit committee, our Board of Directors must publish its opinion regarding the offer price.

**Tender Offer Rules**

Our bylaws provide that any purchasers or group of purchasers that obtain or increase a significant participation (*i.e.*, 30% or more) in the capital stock of the company, without conducting a previous public offer in accordance with the applicable rules issued by the CNBV, would not have the right to exercise the corporate rights of their shares, and that the company will not register such shares in the share registry book.

**Other Provisions**

*Variable capital.* We are permitted to issue shares constituting fixed capital and shares constituting variable capital. All of our outstanding shares of capital stock constitute fixed capital. The issuance of variable -capital shares, unlike the issuance of fixed-capital shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares. Under Mexican law and our bylaws, if we issued variable -capital shares, any holder of such shares would be entitled to redeem them at the holder's option at any time at a redemption price equal to the lower of:

- 95% of the average market value of such shares on the Mexican Stock Exchange for 30 trading days preceding the date on which the exercise of the option is effective and
- the book value of such shares at the end of the fiscal year in which the exercise of the option is effective.

The redemption price would be payable following the annual ordinary general meeting of holders of AA Shares and A Shares at which the relevant annual financial statements were approved.

*Forfeiture of shares.* As required by Mexican law, our bylaws provide that "any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation." Under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

*Exclusive jurisdiction.* Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican courts.

*Duration.* América Móvil's existence under the bylaws continues indefinitely.

*Purchase of our own shares.* According to the bylaws, we may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must conform to guidelines established by the Board of Directors, and the amount available to repurchase shares must be approved by the general ordinary shareholders meeting. In the event of any such repurchase, our capital stock will be reduced automatically in an amount equal to the assumed par value of each repurchased share (determined by dividing our outstanding capital stock by the number of shares outstanding immediately prior to such repurchase); if the purchase price of such shares exceeds the assumed par value, the difference will be charged against amounts allocated from net earnings to a special reserve created for the repurchase of shares. Repurchased shares will be held as treasury stock, pending future sales thereof on the Mexican Stock Exchange or cancellation. Our capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value; any excess amount is allocated to the special reserve referred to above. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders' meeting during such period.

*Conflict of interest*. A shareholder that votes on a business transaction in which its interest conflicts with América Móvil's may be liable for damages, but only if the transaction would not have been approved without its vote.

*Appraisal rights*. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from América Móvil and receive the book value attributable to its shares, provided it exercises its right within 15 days following the adjournment of the meeting at which the change was approved.

**Rights of Shareholders**

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders' meeting unless they meet certain procedural requirements, as described above under "Shareholders' Meetings."

As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from the corporate governance requirements of the New York Stock Exchange and NASDAQ, except that beginning in July 2005 we will be subject to the requirements concerning audit committees and independent directors adopted pursuant to the Sarbanes-Oxley Act of 2002.

**Enforceability of Civil Liabilities**

América Móvil is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

## CERTAIN CONTRACTS

Telcel has entered into concession agreements with the Mexican Communications Ministry with respect to its Band B and Band D licenses in each of the nine regions in Mexico. See "Mexican Operations—Regulation" under Item 4. A number of our subsidiaries and affiliates have also entered into telecommunications concession agreements with regulatory authorities in the countries in which they operate. See "Mexican Operations," "Non-Mexican Operations—Telecom Americas" and "Other Investments" under Item 4.

Our agreements with related parties are described in "Related Party Transactions" under Item 7.

## EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See "Exchange Rates" under Item 3.

## TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of L Shares, A Shares, L Share ADSs or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold shares or ADSs.

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto (the "Tax Treaty") between the United States and Mexico entered into force on January 1, 1994. The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. The discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law and the Mexican Federal Tax Code) and the United States as in effect on the date of this annual report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effect. Holders of shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

### Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law (*Ley del Impuesto sobre la Renta*) and rules and regulations thereunder, as currently in effect, of an investment in shares or ADSs by a holder that is not a resident of Mexico and that will not hold shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a "nonresident holder").

For purposes of Mexican taxation, tax residency is a highly technical definition that involves the application of a number of factors. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it is incorporated under the laws of Mexico or it has its center of interests in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

*Tax Treaties*

Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined below) are summarized below.

The Mexican Income Tax Law has established procedural requirements for a holder disposing of his shares to be entitled to the benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include among others the obligation to (i) prove tax treaty residence, (ii) present tax calculations made by authorized certified public accountants and (iii) appoint representatives in Mexico for taxation purposes.

*Payment of Dividends*

Dividends, either in cash or in kind, paid with respect to the L Shares, A Shares, L Share ADSs or A Share ADSs will not be subject to Mexican withholding tax.

*Taxation of Dispositions*

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of ADSs, provided that (i) the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the Mexican Ministry of Finance or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the New York Stock Exchange, the Frankfurt Stock Exchange, NASDAQ and the *Mercado de Valores Latinoamericanos en Euros* (LATIBEX), and (ii) certain other requirements are met. In addition, income realized by a nonresident holder from tendering shares or ADSs pursuant to a public tender offer may be exempt from Mexican taxation, provided that certain requirements are met. Sales or other dispositions of shares or ADSs carried out in other circumstances generally are subject to Mexican tax, except to the extent that a nonresident holder is eligible for benefits under an income tax treaty to which Mexico is a party.

For non-resident corporations and individuals that do not meet the requirements above mentioned, gross income obtained on the sale or disposition of shares will be subject to 5% tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance. Under certain circumstances, non-resident corporations and individuals, alternatively, may elect to pay a 20% tax on the net amount of the transaction.

Pursuant to the Tax Treaty, gains realized by a U.S. holder (as defined in —*U.S. Federal Income Tax Considerations*) from the sale or other disposition of shares, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition.

Gains realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. holders should consult their own tax advisers as to their possible eligibility under such treaties.

In other cases, nonresident holders will be subject to Mexican income tax on the sale or other disposition of shares or ADSs. Such nonresident holders should consult with their own tax advisers as to how Mexican income tax would apply to their circumstances.

If a corporation is a resident in a tax haven (as defined by the Mexican Income Tax Law), the applicable rate will be 40% on the gross income obtained

*Other Mexican Taxes*

Under certain circumstances, a nonresident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs; provided, however, that gratuitous transfers of shares may in certain circumstances result in imposition of a Mexican tax upon the recipient. There are no Mexican stamp, issue registration or similar taxes payable by a nonresident holder with respect to shares or ADSs.

**U.S. Federal Income Tax Considerations**

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a "U.S. holder" is a holder of shares or ADSs that is:

- a citizen or resident of the United States of America,
- a corporation organized under the laws of the United States of America or any state thereof, or
- otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

**Each U.S. holder should consult such holder's own tax advisor concerning the overall tax consequences to it of the ownership or disposition of shares or ADSs that may arise under foreign, state and local laws.**

***Treatment of ADSs***

In general, a U.S. holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

***Taxation of Distributions***

In this discussion, we use the term "dividends" to mean distributions paid out of our current or accumulated earnings and profits with respect to shares or ADSs. In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs (regardless of whether such pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the "Code").

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for 2004 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

*Taxation of Dispositions*

A U.S. holder generally will recognize capital gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder's basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The net amount of long-term capital gain recognized by an individual U.S. holder after May 6, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual U.S. holder before May 6, 2003 generally is subject to taxation at a maximum rate of 20%. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the shares.

*Information Reporting and Backup Withholding*

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

- establishes that it is a corporation or other exempt holder, or
- provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Service.

***U.S. Tax Consequences for Non-U.S. holders***

*Distributions*. A holder of shares or ADSs that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

*Dispositions*. A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless:

- such gain is effectively connected with the conduct by the holder of a U.S. trade or business, or
- in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

*Information Reporting and Backup Withholding*. Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

## DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we were not required to make filings with the SEC by electronic means prior to November 4, 2002, although we were permitted to do so. Any filings we make electronically will be available to the public over the Internet at the SEC's web site at http://www.sec.gov.

**Item 11. Quantitative and Qualitative Disclosures about Market Risk**

## EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to our net financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed-rate financial assets and liabilities. Exchange rate risk exists with respect to our financial assets and liabilities denominated in currencies other than Mexican pesos. We are also subject to exchange rate risks with respect to our investments outside Mexico.

At December 31, 2003, we had approximately Ps. 6.3 billion in financial assets denominated in currencies other than Mexican pesos, principally consisting of cash, short-term investments and marketable securities, and approximately Ps. 37.3 billion in financial liabilities denominated in currencies other than Mexican pesos, consisting of debt. Approximately 88.1% of our non-peso indebtedness was denominated in U.S. dollars.

We regularly assess our interest rate and currency exchange exposures and determine whether to adjust or hedge our position. We may use derivative instruments to hedge or adjust our exposures. For example, during 2003, we entered into interest rate swaps to hedge interest payments under our U.S. dollar and Mexican Peso denominated indebtedness bearing interest at floating rates and with maturity dates starting in 2005. See Note 11 to our consolidated financial statements included in this annual report. We have only used derivative instruments to hedge exposures associated with financial assets and liabilities.

During 2003, we also entered into currency swaps between the Mexican peso and the U.S. dollar in order to finance some of our U.S. dollar obligations and assets at more attractive rates than we could have obtained by accessing the U.S. dollar market directly.

## SENSITIVITY ANALYSIS DISCLOSURES

The potential increase in net debt and corresponding foreign exchange loss that would have resulted from a hypothetical, instantaneous 10% depreciation of all of our operating currencies against the U.S. dollar, would have been approximately Ps. 2.97 billion. Such depreciation would have also resulted in additional interest expense of approximately Ps. 96.1 million per annum, reflecting the increased costs of servicing foreign currency indebtedness.

A hypothetical, immediate increase of 100 basis points in the interest rates applicable to our floating rate financial assets and liabilities at December 31, 2003 would have resulted in additional interest expense of approximately Ps. 133.2 million per year, assuming no change in the principal amount of such indebtedness. The potential loss in the fair value of our fixed-rate financial assets at December 31, 2003, that would have resulted from the hypothetical, immediate increase of 100 basis points in the interest rates applicable to such financial instruments would have been approximately Ps. 85.5 million. This potential loss would have been offset by the potential reduction in the fair value of our fixed-rate financial liabilities at December 31, 2003 of approximately Ps. 818.1 million, which would have resulted from that same increase in interest rates.

The above sensitivity analyses are based on the assumption of unfavorable movements in exchange or interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same exchange rate or interest rate movement with each homogeneous category. As a result, exchange rate risk and interest rate risk sensitivity analysis may overstate the impact of exchange rate or interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all exchange rates or interest rates are unlikely.

**Items 12-14. Not Applicable**

**Item 15. Controls and Procedures**

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**Item 16A. Audit Committee Financial Expert**

The Board of Directors has determined that María Asunción Aramburuzabala Larregui qualifies as an "audit committee financial expert" within the meaning of this Item 16A.

**Item 16B. Code of Ethics**

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer and comptroller, and persons performing similar functions. Our code of ethics is available on our web site at www.americamovil.com. If we amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer, comptroller and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

**Item 16C. Principal Accountant Fees and Services**

**Audit and Non-Audit Fees**

The following table sets forth the fees billed to us and our subsidiaries by our independent auditors, Mancera S.C., a member practice of Ernst & Young Global ("Mancera"), during the fiscal years ended December 31, 2002 and 2003:

| | Year ended December 31, | |
|---|---|---|
| | 2002 | 2003 |
| | (thousands of constant pesos as of December 31, 2003) | |
| Audit fees | Ps. 9,799 | Ps. 17,300 |
| Audit-related fees | 39 | 1,067 |
| Tax fees | 9,337 | 13,242 |
| Other fees | 289 | 62 |
| Total fees | 19,464 | 31,671 |

Audit fees in the above table are the aggregate fees billed by Mancera and its affiliates in connection with the audit of our annual financial statements and statutory and regulatory audits.

Audit-related fees in the above table are the aggregate fees billed by Mancera and its affiliates for the review of reports on our operations submitted to the Mexican Federal Telecommunications Commission, the review of our interim financial statements and attestation services that are not required by statute or regulation in 2003.

Tax fees in the above table are fees billed by Mancera and its affiliates for tax compliance services, tax planning services and tax advice services.

Other fees in the above table are fees billed by Mancera and its affiliates primarily related to assistance in connection with information technology services.

**Audit Committee Approval Policies and Procedures**

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or us.

**Item 17. Not Applicable**

**Item 18. Financial Statements**

See pages F-1 through F-87, incorporated herein by reference.

**Item 19. Exhibits**

Documents filed as exhibits to this annual report:

1.1 Amended and restated bylaws (*estatutos sociales*) of América Móvil, S.A. de C.V., dated as of December 8, 2003 (together with an English translation).

2.1 L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-72960, filed on December 8, 2000).

2.2 A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-12962, filed on December 8, 2000).

3.1 Shareholders Agreement dated December 20, 2000 between América Telecom, S.A. de C.V. (as successor to Carso Global Telecom, S.A. de C.V.) and SBC International, Inc. (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on May 16, 2001).

4.1 Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our registration statement on Form 20-F, File No. 001-16269, filed on February 5, 2001).

4.2 First Amendment dated March 15, 2001 to Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on July 2, 2002).

4.3 Second Amendment dated April 30, 2001 to Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on July 2, 2002).

4.4 Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V.

4.5 First Amendment dated January 13, 2003 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V.

4.6 Second Amendment dated October 29, 2003 to Management Services Agreement dated February 27, 2002 among SBC International Management Services, Inc., Radiomóvil Dipsa, S.A. de C.V., and América Móvil, S.A. de C.V.

4.7 Third Amendment dated January 1, 2004 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V.

4.8 Operating and Administrative Services Agreement dated January 2, 2004 between América Telecom, S.A de C.V. and América Móvil, S.A. de C.V. (together with an English translation).

8.1 List of certain subsidiaries of América Móvil, S.A. de C.V.

12.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of América Móvil, none of which authorizes securities in a total amount that exceeds 10% of the total assets of América Móvil. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted instruments or agreements as the Commission requests.

## INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

**SIGNATURES**

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: June 30, 2004

AMÉRICA MÓVIL, S.A. DE C.V.

By: /s/ Carlos José García Moreno Elizondo
Name: Carlos José García Moreno Elizondo
Title: Chief Financial Officer

By: /s/ Alejandro
Name: Alejandro Cantú Jiménez
Title: General Counsel

Exhibit 12.1

## CERTIFICATION

I, Daniel Hajj Aboumrad, certify that:

1. I have reviewed this annual report on Form 20-F of América Móvil, S.A. de C.V.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

  a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  b. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  c. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

  a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

  b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 30, 2004

/s/ Daniel Hajj Aboumrad
Daniel Hajj Aboumrad
Chief Executive Officer

Exhibit 12.2

**CERTIFICATION**

I, Carlos José García Moreno Elizondo, certify that:

1. I have reviewed this annual report on Form 20-F of América Móvil, S.A. de C.V.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 30, 2004

/s/ Carlos José García Moreno Elizondo
Carlos José García Moreno Elizondo
Chief Financial Officer

Exhibit 13.1

**Certification**
**Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
**(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)**

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of América Móvil, S.A. de C.V., a *sociedad anónima de capital variable* organized under the laws of Mexico (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (the "Form 20-F") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2004

/s/ Daniel Hajj Aboumrad
Name: Daniel Hajj Aboumrad
Title: Chief Executive Officer

Dated: June 30, 2004

/s/ Carlos José García Moreno Elizondo
Name: Carlos José García Moreno Elizondo
Title: Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to América Móvil and will be retained by América Móvil and furnished to the Securities and Exchange Commission or its staff upon request.